Exhibit D-4

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey (the “Republic of Türkiye” or the “Republic” or “Türkiye”) is dated as of April 15, 2024 and appears as Exhibit D-4 to the Republic of Türkiye’s Amendment No. 4 to the Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2022.

FORWARD-LOOKING STATEMENTS

Türkiye has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Türkiye’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Türkiye undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Türkiye cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Türkiye;

•	the impact of changes in the credit rating of Türkiye;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Türkiye’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Türkiye;

•	the impact of any delays or other adverse developments in Türkiye’s accession to the European Union;

•	the effects of the outbreak of coronavirus (COVID-19); and

•	the impact of adverse developments in the region where Türkiye is located.

•	Internal factors, such as:

•	general economic and business conditions in Türkiye;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Türkiye to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

In 2022, the Republic’s GDP increased by 5.5% compared to the previous year. The Republic’s GDP increased by 4.0% in the first quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 3.9% in the second quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 6.1% in the third quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 4.0% in the fourth quarter of 2023 compared with the same quarter of 2022. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

On May 14, 2023, presidential and parliamentary elections were held in the Republic. In the parliamentary elections, the People’s Alliance, led by AKP, secured 323 of 600 seats, ensuring a parliamentary majority for President Erdoğan. The Nation Alliance, led by the main opposition party CHP, won 212 seats, while the Labour and Freedom Alliance won 65 seats.

As no candidate received more than 50% of the valid votes in the first round on May 14, 2023, the presidential elections went into run-off. At the run-off round, which was held on May 28, 2023, Recep Tayyip Erdoğan received 52.18% of the vote, while Kemal Kiliçdaroğlu received 47.82% of the vote, according to the Supreme Election Council.

Presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

On March 31, 2024, local elections in the Republic were held throughout the country’s 81 provinces. The Supreme Election Council has not released the final results of the elections yet. However, according to the preliminary results, while Republican People’s Party (CHP), Justice and Development Party (AKP), Peoples’ Equality and Democracy Party (DEM Party), Nationalist Action Party (MHP) and New Welfare Party (YRP) won 35, 24, 10, 8 and 2 provincial municipalities respectively, İYİ Party and Great Unity Party (BBP) each won 1 provincial municipality. Furthermore, the main opposition party, CHP, won across the biggest Turkish cities such as İstanbul, İzmir, Bursa and the capital Ankara. In particular, the party’s candidates in Türkiye’s largest city İstanbul and capital Ankara, Ekrem İmamoğlu and Mansur Yavaş, were re-elected.

The local elections are held every five years. The next local election is scheduled to be held on March 25, 2029.

On November 4-5, 2023, at the 38th Ordinary Congress of the Republican People’s Party (CHP), Özgür Özel was elected as the new leader of the party, replacing Kemal Kılıçdaroğlu.

On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB” but revised the outlook to “negative” from “stable”. On September 29, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “stable” from “negative’’. On November 30, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “positive” from “stable”. On September 8, 2023, Fitch affirmed Türkiye’s credit rating at “B” and its outlook was revised from negative to stable. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign-and domestic-currency issuer and the foreign-currency senior unsecured ratings to “B3” from “B2” and changed the outlook to “stable” from “negative”. On June 16, 2023 and December 15, 2023, which were the announced dates for the review of credit rating action in 2023 with respect to Türkiye, Moody’s did not update Türkiye’s credit ratings. On January 12, 2024, Moody’s affirmed Türkiye’s credit rating at “B3” and revised its outlook on Türkiye to “positive” from “stable”. On March 8, 2024, Fitch upgraded Türkiye’s credit rating to “B+” from “B” and revised its outlook on Türkiye to “positive” from “stable”.

On November 13, 2022, an explosion in a crowded district of Istanbul resulted in the deaths of six people and in the wounding of 81 others. The Republic labelled the incident as a terrorist attack and stated that Kurdish separatist groups were responsible. In response, on November 20, 2022, Turkish armed forces launched Operation Claw-Sword, which involved airstrikes in northern Iraq and Syria. In response to a subsequent terrorist attack in Ankara on October 1, 2023, Turkish armed forces launched Operation Heroes, a comprehensive operation aimed at apprehending the suspects from Kurdish separatist groups.

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaras¸ province. They affected more than 13 million people across 11 provinces, including Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kilis, Malatya, Osmaniye, Şanlıurfa, and Elazığ. Several countries in the region, including Syria and Lebanon, also felt the strong tremors that struck Türkiye in the space of less than 10 hours. On February 20, 2023, an earthquake with a magnitude of 6.4 occurred at 8:04 p.m. local time in Defne district of Hatay, which was followed by 90 aftershocks, the largest of which was magnitude 5.8. The Disaster and Emergency Management Presidency stated that 50,096 people had been killed and 107,204 people injured by these earthquakes as of March 20, 2023. On February 7, 2023, Turkish President Recep Tayyip Erdoğan announced that the MOTF initially earmarked TL 100 billion in quake-relief spending.

Domestic Social Developments

The Ministry of Family and Social Services and the Ministry of Labor and Social Security aim to provide social services that strengthen the individual and family within the framework of social values; implement measures to increase employment, and regulate and control working life with the aim of contributing to socio- economic development and maintaining the effectiveness of the social security system.

To achieve this mission, The Ministry of Family and Social Services unveiled the 2022-2026 Strategic Plan with the following 5 main objectives:

Protection and strengthening of the individual, family and social structure;

Improving protective and preventive services, ensuring equal opportunities;

Strengthening shelter, care and rehabilitation services for women, children, the disabled and the elderly;

Facilitating access to social assistance and social services; and

Increasing institutional capacity and service quality.

Through this policy, Türkiye sets action plans to further protect the most vulnerable groups of the society, protecting against all forms of abuse towards children as well as the elimination of gender-based inequality. The UN Convention on the Rights of the Child was signed by Türkiye in 1990 and the principle of “Zero Tolerance to Child Labor” continues to be carried out effectively.

Moreover, since 2007, Türkiye sets and implements National Action Plans, which contain the main policy priorities in the field of combating violence against women. The 4th National Action Plan (2021-2025), as the current roadmap, aims to prevent all types of violence against women with principle of zero tolerance to violence.

Governmental Steps With Respect to Income Distribution

One of the main goals of Türkiye’s economic policy is to ensure that its citizens benefit from the Republic’s economic growth. In addition to macroeconomic policies, support programs have also decreased poverty and improved income distribution. In this context, pension payments, unemployment benefits, health insurance, and social assistance such as family support are provided. The Family Support Program administered by the Republic’s Family and Social Services Ministry was launched in 2022 to provide financial assistance to families in need. In addition, pursuant to Law No. 7349 on the Amendment of Some Laws and the Income Tax Law, the minimum wage is exempt from taxes and the amount of wages up to the minimum wage for all employees are currently exempt from taxes as well.

Consequently, Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics up until 2021:

•	The Gini coefficient, a statistical measure designed to represent inequality, decreased from 0.428 in 2006 to 0.415 in 2021.

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 7.9 in 2021.

•	The ratio of number of people earning less than $2.15 per day was 2.1% in 2002, decreased to 0.4% in 2019.

•	The poverty rate, calculated based on 50 percent of the median income, was 18.6% in 2006, and decreased to 14.4% in 2021.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 48th among 191 countries in 2021 and was placed in the “Very High Human Development” category.

Nevertheless, there has been a slight deterioration in income inequality in the last two years, mainly due to rising inflation. Although the poverty rate, calculated based on 50 percent of the median income, decreased further to 13.9 for the reference year of 2022; the Gini coefficient increased to 0.433 and the P80/P20 ratio increased to 8.4 for the same year.

Moreover, in order to reach sustainable growth and decrease women and youth vulnerability, certain concrete steps have been taken. First, in order to ease access to finance for youth and women, Credit Guarantee Fund supported packages and Small and Medium Enterprises Development Organization entrepreneurship supports are provided to these groups. Furthermore, dissemination of childcare services, social security premium support to businesses that employ women and youth, income tax exemption for young entrepreneurs, tax exemptions for women in internet sales of homemade products as well as active labor force programs are top-line policies supported by the government of the Republic in order to protect and increase employment of vulnerable groups.

POLITICAL CONDITIONS

In the May 14, 2023 presidential and parliamentary elections in the Republic, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of March 28, 2024:

Number of Seats
Justice and Development Party (AKP)	265
Republican People’s Party (CHP)	129
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	49
İYİ Party	38
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	6
Total	598

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

After Türkiye agreed to forward the NATO membership accession protocol for Sweden to the Grand National Assembly of Türkiye, discussed below, Sweden on July 10, 2023, agreed to “actively support efforts to reinvigorate Türkiye’s EU accession process, including modernization of the EU-Türkiye Customs Union and visa liberalization”. At present, citizens of Türkiye require a visa to enter any EU member state. Furthermore, the President of the European Council, Charles Michel, stated on July 11, 2023 that he and President Erdoğan had “explored opportunities ahead to bring EU-Türkiye cooperation back to the forefront and re-energize our relations”.

On September 6, 2023, Trade Minister Ömer Bolat and Oliver Varhelyi, European Commissioner for Neighbourhood and Enlargement, met in Ankara. After the meeting Ömer Bolat said that they were highly pleased with the concrete program proposed by the EU, especially regarding the facilitation of visa processes for Turkish businesspeople and he also added that they would improve the trade and economic cooperation between Türkiye and the EU, Türkiye’s largest trading partner, through mutual steps.

On September 19, 2023, President Recep Tayyip Erdoğan said that the increasingly complex nature of regional and global challenges indicated that there was a need, now more than ever, to advance Turkish-European Union relations on a healthy basis at his speech in the UN Security Council.

On November 20, 2023, Minister of Foreign Affairs Hakan Fidan said Türkiye remains committed to its EU membership goal and continues to follow constructive policies to improve cooperation and dialogue in all fields.

On March 1, 2023, Janez Lenarčič, European Commissioner for Crisis Management, attended a session of the European Parliament Committee on Development in Brussels on the humanitarian situation after earthquakes that hit Türkiye and Syria and stated that the solidarity the EU showed after such earthquakes struck Türkiye could open a new page in EU-Türkiye relations.

On March 29, 2023, Türkiye’s President Recep Tayyip Erdoğan and Hungarian President Katalin Novak held a joint press conference in Ankara. Türkiye’s President Recep Tayyip Erdoğan stated that Türkiye was ready to assist in delivery of natural gas to Hungary and that Türkiye expected Hungary to maintain support for progress on a positive agenda with respect to Türkiye-EU ties.

On September 13, 2023, the European Parliament voted on its position on the Commission’s 2022 annual report on Türkiye during its September 2023 plenary session. In its decision, the European Parliament noted that Türkiye remained a candidate for EU accession, a NATO ally and a key partner in security, trade and economic relations and migration, however, Türkiye was expected to respect democratic values, the rule of law and human rights and abide by EU law.

On September 13, 2023, the Turkish Foreign Ministry stated that European Parliament’s decision was unacceptable and also added that it was far from developing the right strategic approach towards both the EU and our region.

On October 1, 2023, Türkiye’s President Recep Tayyip Erdoğan said that although Türkiye has kept promises it made to the EU, the bloc has not fulfilled its promises to Ankara, referring to the EU’s 2016 promise to lift visa requirements for Turkish citizens visiting EU countries as part of the migrant deal.

On March 26, 2024, the Turkish Ministry of Foreign Affairs released a statement after Turkish nationals in Heusden-Zolder, Hauthalen in Belgium were attacked by terrorist group on March 24, 2024. In the statement, the Ministry of Foreign Affairs remarked that recent attacks on Turkish nationals in Belgium proved once again that the PKK terror group was a threat to social peace and public order in Western Europe. On March 27, 2024, Belgian Prime Minister Alexander De Croo stated that the PKK was recognized as a terrorist organization in Europe and expressions of support for terrorist organizations such as the PKK were not to be tolerated.

European Commission’s 2023 Report

On November 8, 2023, the European Commission published the 2023 EC Report. The report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report stated that Türkiye remains a key partner for the European Union and a candidate country. With respect to foreign policy, the report said: “Türkiye condemned the Russian military aggression (Ukraine war), including at the UN General Assembly, and engaged politically and diplomatically, including by facilitating the export of Ukrainian grain and the exchange of prisoners.” It also stressed that Türkiye intensified its “regional normalisation” policy with Arab states, Armenia, and Israel. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

On November 29, 2023, the European Commission and the High Representative adopted a Joint Communication on the state of play of EU-Türkiye political, economic and trade relations. On the same date, EU foreign policy chief Josep Borrell stated that “The European Union clearly has a strategic interest to develop a mutually beneficial relationship with Türkiye and maintain a stable and secure environment in the eastern Mediterranean”.. The EU has identified a number of possible options towards engagement with Ankara, Borrell said, adding that the EU Commission has suggested resuming dialogue on updating the Customs Union with Türkiye, as well as taking more steps on trade, investment, migration, and visa liberalization. Türkiye’s deputy foreign minister and director for EU affairs stated on December 18, 2023 that the joint declaration on Türkiye-EU relations marks a significant first step in bilateral relations.

On February 16, 2024, European Union foreign policy chief Josep Borrell stressed that the bloc’s relations with Türkiye must be improved in times of increasing regional instability and deepening geopolitical crisis, following his meeting with Minister Hakan Fidan on the sidelines of the Munich Security Conference.

The ERP for the 2024-2026 Period

The Pre-Accession National Economic Reform Program (“ERP”) for the 2024-2026 period was submitted in January 2024. The Turkish economy grew by 7.5% in 2017, 3.0% in 2018, 0.8% in 2019, 1.9% in 2020, 11.4% in 2021, 5.5% in 2022, and 4.5% in 2023. According to the ERP, Türkiye’s economy is expected to grow by 4.0% in 2024, 4.5% in 2025, and 5.0% in 2026. The year-end consumer price inflation rate was 11.9% in 2017, 20.3% in 2018, 11.8% in 2019, 14.6% in 2020, 36.08% in 2021, 64.3% in 2022, and 64.8% in 2023. According to the ERP, Türkiye’s inflation rate is expected to be 33.0% in 2024, 15.2% in 2025 and 8.5% in 2026. Türkiye’s unemployment rates were 10.9% 2017, 10.9% in 2018, 13.7% in 2019, 13.1% in 2020, 12% in 2021, 10.4% in 2022, and 9.4% in 2023. According to the ERP, the unemployment rate is expected to be 10.1% in 2023, 10.3% in 2024, 9.9% in 2025 and 9.3% in 2026. Current account deficit/GDP ratio figures were 5.6% in 2017, and 2.6% in 2018. In 2019, Türkiye generated a current account surplus of 0.1% of GDP. The current account deficit/GDP ratio was 5% in 2020, 2.6% in 2021,5.9% in 2022, and 4.0% in 2023. The ERP forecasts the current account balance/GDP ratio as -3.1%, -2.6% and -2.3% in 2024, 2025, and 2026, respectively.

World Bank

On September 7, 2023, Humberto Lopez, World Bank Country Director for the Republic of Türkiye, stated that the World Bank planned to add U.S.$18 billion worth of new operations to its existing U.S.$17 billion exposure in Türkiye, adding this figure included providing direct credits to the government supporting the private sector.

On September 22, 2023, the Minister of Treasury and Finance, Mehmet Şimşek said that Türkiye signed a €859.7 million (U.S.$966 million) financing deal with the World Bank for green transformation. He also added that the financing of €500 million was provided for the Renewable Energy Project in the Public and Municipalities to be implemented by the Ministry of Environment, Urbanization and Climate Change and Türkiye’s İller Bankası and the financing of €395.75 million was provided for the Türkiye Water Circularity and Efficiency Improvement Project to help address the challenges of climate change-induced water scarcity and reduce wastewater pollution in water-stressed areas.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 US Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defences. The United States Supreme Court ordered the 2nd U.S. Circuit Court of Appeals to reconsider Halkbank’s effort to dismiss the case based on these defences. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”.

On January 18, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu and U.S. Secretary of State Antony J. Blinken held a press conference on the Türkiye – U.S. Strategic Mechanism in Washington. Mevlüt Çavuşoğlu stated that Türkiye’s request for F-16 fighter jets and Sweden and Finland’s NATO bids were different issues and should not have been related to each other.

On February 20, 2023, President Recep Tayyip Erdoğan met with U.S. Secretary of State Antony J. Blinken in Ankara to discuss the United States’ commitment to provide assistance in the wake of the February 2023 earthquakes in Türkiye, as well as matters relating to the ongoing hostilities in Ukraine and Finland and Sweden’s NATO membership applications.

On March 20, 2023, the U.S. Department of State released its 2022 Country Reports on Human Rights Practices, including a report on Türkiye, which identified what the U.S. Department of State regards are deficiencies in Türkiye’s human rights record. On March 24, 2023, Türkiye’s Ministry of Foreign Affairs condemned the U.S. Department of State’s human rights report on Türkiye.

On July 12, 2023, U.S. President Joe Biden said that he was confident that the United States will be able to sell F-16 fighter jets to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter, which remains subject to the approval of the US Congress.

Türkiye’s Foreign Minister Hakan Fidan said that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara, during his conversation over the phone with US Secretary of State Antony Blinken on December 27, 2023.

On January 6, 2024, Turkish President Recep Tayyip Erdoğan and Foreign Minister Hakan Fidan met with US Secretary of State Antony Blinken in Istanbul, to discuss issues including the war and the ongoing humanitarian tragedy in Gaza, final steps to complete Türkiye’s ratification of Sweden’s NATO bid, and US approval for the sale of F-16 fighter jets to Türkiye. Foreign Minister Fidan reiterated that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara at a one-on-one meeting with Blinken.

On January 17, 2024, the U.S National Security Council Spokesman John Kirby said President Joe Biden “has been pretty consistent: we continue to support the additional sale of F-16s and modernization of the current F-16 fleet for — for Turkey.”

On January 24, 2024, the U.S. State Department spokesperson Vedant Patel said the Turkish parliament’s approval of Sweden’s NATO membership is an “incredibly welcome step.” He also stated that “President Biden, Secretary Blinken have been very clear of our support for modernizing Türkiye’s F-16 fleet, which we view as a key investment in NATO interoperability”. Also on January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the U.S. State Department notified the U.S. congress that it had approved the sale of F-16s to Türkiye. Final approval of the sale can be blocked by the U.S. Congress in the two weeks following the U.S. State Department’s notice of their approval of the sale, but senior U.S. lawmakers indicated that they do not intend to move to block the sale.

On February 29, 2024, US senators voted, 79-13, against a resolution introduced by Senator Rand Paul, which sought to block the sale of F-16 fighter jets and other defense equipment to Türkiye.

On March 7-8, 2024, Turkish Foreign Minister Hakan Fidan paid an official visit to the US. During the two-day trip, which came at the invitation of US Secretary of State Antony Blinken, Fidan attended the seventh meeting of the Türkiye-US Strategic Mechanism. During the visit, Fidan also met White House National Security Adviser Jake Sullivan and some Congress members, including Chair of the Senate Foreign Relations Committee Ben Cardin. On March 9, 2024, a Joint Statement on the U.S.-Türkiye Strategic Mechanism was released. According to the joint statement, Secretary Blinken and Minister Fidan reiterated their commitment to a results-oriented, forward-looking, positive bilateral agenda that advances shared objectives and addresses emerging global challenges. They discussed strengthening the U.S.-Türkiye relationship on a wide range of issues, including regional priorities, counterterrorism, defense cooperation, economic growth, trade, energy security and climate change, and people-to-people ties. The ministers announced that both countries would pursue opportunities to advance defense industry cooperation. Blinken and Fidan underlined the importance of finding a path towards ending the ongoing conflict in Gaza and addressing the humanitarian crisis immediately, while also reaffirming their commitment to a durable two-state solution.

Germany

On October 13, 2023, Germany announced support for Türkiye’s diplomatic efforts to de-escalate the conflict between Israel and Hamas. Chancellor Scholz’s spokesman said that Turkish President Erdoğan is an influential figure in the Middle East and voiced support for Erdoğan’s efforts to de-escalate. Speaking at a news conference in Berlin, Chancellor Scholz’s spokesman praised Turkish President Recep Tayyip Erdoğan’s mediation efforts, and said the two leaders have been in close contact. On November 17, 2023, during his visit to Germany, President Erdoğan emphasized the significance of both countries’ potential contributions to a humanitarian cease-fire in Gaza and highlighted the importance of taking steps in this regard.

On March 26, 2024, PKK supporters attacked the entrance of the Turkish Consulate General Germanys in Hannover. On March 27, 2024, the Turkish Ministry of Foreign Affairs stated that they expected the countries concerned to show zero tolerance for the actions of the terrorist organization’s supporters and to bring the perpetrators to justice as soon as possible. On March 27, 2024, German Foreign Ministry spokesman Christian Wagner stated that they condemned the attack in the strongest possible terms.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Grand National Assembly of Türkiye on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this does not mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least”.

On November 16, 2022, the Swedish Parliament passed the constitutional amendment making it possible to pass stricter anti-terrorism laws. The amendment came into force on January 1, 2023.

After the attacks targeting the Holy Quran in Sweden on January 21, 2023 and then repeated in Netherlands on January 24, 2023 and in Denmark on January 27, 2023, Türkiye’s Ministry of Foreign Affairs separately condemned in the strongest terms these actions. On January 23, 2023, Turkish President Recep Tayyip Erdoğan stated that Sweden would not get any support for its admission to NATO from Türkiye, if they would not show respect to the religious beliefs of Türkiye. On February 16, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu in a joint press conference with NATO Secretary General Jens Stoltenberg stated that the two countries should address Türkiye’s concerns relating to their bids not only on paper but in actions as well.

On March 30, 2023, Türkiye’s Parliament approved Finland’s bid to join NATO. Finland became a NATO member state on April 4, 2023.

On July 7, 2023, President Recep Tayyip Erdoğan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO.

On July 10, 2023, NATO Secretary General Jens Stoltenberg announced that Türkiye had agreed to forward the accession protocol for Sweden to the Grand National Assembly of Türkiye after a trilateral meeting of between Stoltenberg and leaders of Türkiye and Sweden on the eve of the NATO Summit in Vilnius.

On October 23, 2023, Turkish President Recep Tayyip Erdoğan signed Sweden’s NATO accession protocol and submitted it to parliament. NATO Secretary-General Jens Stoltenberg said, “I look forward to a swift vote of approval and to welcoming Sweden as a full NATO Ally very soon. As I mentioned in my recent meeting with President Erdoğan over the weekend, this development will make the entire Alliance stronger and more secure”.

On October 25, 2023, Sweden’s NATO membership accession was referred to the Grand National Assembly of Türkiye Foreign Affairs Committee. A bill proposing the approval of the Protocol on Sweden’s accession to NATO was signed by the Speaker of the Assembly, Numan Kurtulmus, and referred to the Turkish Grand National Assembly Foreign Affairs Committee. Kurtulmus said in a statement, “[in] order to advance the process, we requested concrete steps from Finland and Sweden to address [Türkiye’s] legitimate security concerns, including the removal of sanctions and restrictions they have imposed on counter-terrorism and defense industry exports[.]”

On December 26, 2023, the Turkish parliament’s Foreign Affairs Committee approved legislation greenlighting Sweden’s accession to NATO, leaving only the General Assembly vote to grant or deny Türkiye’s full approval.

On January 23, 2024, the Turkish parliament approved the bill regarding Sweden’s accession protocol to NATO. The bill was approved by 287 out of 346 members of the parliament who participated in the vote. On January 25, 2024, President Recep Tayyip Erdoğan signed the presidential decree on the Sweden’s accession into the military alliance, and approved the relevant protocol. On January 25, 2024, the law passed by the Turkish parliament approving Sweden’s NATO membership was published in Official Gazette. On January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the presidential decree on approval of Sweden’s NATO membership was published in Türkiye’s Official Gazette, finalizing the ratification.

On February 15, 2024, Turkish Defense Minister Yaşar Güler and Greek Defense Minister Nikolaos Dendias signed a letter of intent to join the European Sky Shield Initiative. At the ceremony, Güler said that the initiative, led by Germany, was an important step towards fulfilling NATO’s requirements while ensuring the interoperability and integration of allies.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

On November 17, 2022, Turkish President Recep Tayyip Erdoğan stated that the Black Sea Grain Initiative had been extended for 120 days beginning November 19, 2022, in accordance with the resolution taken as a result of the quadrilateral talks hosted by Türkiye. Many countries and international bodies, including the United Nations and the European Union, praised Ankara for its commitment to extending the Black Sea Grain Initiative in line with the decision taken between Türkiye, the United Nations, the Russian Federation and Ukraine. On March 18, 2023, the Black Sea Grain Initiative was extended by at least 60 days, until mid-May 2023.

On April 6-7, 2023, Foreign Minister Lavrov visited Türkiye to show solidarity after the earthquakes. During the visit, bilateral and regional issues were discussed. Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$56.5 billion by the end of 2023. Compared to last year’s peak, volume of trade between two countries has declined. As a principled policy, Türkiye does not join unilateral sanctions, including those imposed on Russia. At the same time, in line with this policy, Türkiye does not allow sanctions evasion attempts through its economy. The relevant government units closely monitor the latest developments in financial sanctions and export controls. Various public institutions in Türkiye are engaged in activities related to sanctions. Among these institutions, the Ministry of Treasury and Finance is responsible for coordinating the financial regulatory institutions to prevent circumvention of sanctions imposed on Russia in the financial field; the Ministry of Trade in the bilateral trade and export controls field; and the Ministry of Foreign Affairs coordinates the process among relevant ministries in general. Turkish banks, which are fully integrated with the international banking system, are highly competent in terms of technical capacity to mitigate the risk of Russia avoiding or circumventing sanctions through Türkiye and closely monitor international developments. Additionally, these public institutions and banks, under the supervision of Türkiye’s Banking Regulation and Supervision Authority and in consultation with the Banking Association of Türkiye, periodically hold meetings and exchange information with international stakeholders, including the European Union and the U.S. Office of Foreign Assets Control (OFAC). The Banking Association of Türkiye organizes periodic meetings with the relevant bodies to keep its members up to date regarding compliance concerns. As a result of the implementation of the sanctions, there has been a decrease in Türkiye’s trade with Russia as of the first two months of 2024. Official statistics show that Türkiye’s exports to Russia, which were U.S.$2.049 billion in the first two months of 2023, amounted to U.S.$1.298 billion in the same period of 2024. Similarly, while imports from Russia were U.S.$9.213 billion in the first two months of 2023, they amounted to U.S.$8.480 billion in the first two months of 2024.

On May 17, 2023, Turkish President Recep Tayyip Erdoğan announced that it was decided to extend the Black Sea Grain Initiative for two more months, until mid-July 2023.

On July 17, 2023, Russia announced that the agreements had reached a de facto end and it notified the UN, Türkiye and Ukraine that it will not renew the crucial grain deal.

On September 4, 2023, President Recep Tayyip Erdoğan met with Vladimir Putin, President of Russia. President Recep Tayyip Erdoğan said that he believed the Black Sea Grain Initiative should be continued by correcting its deficiencies. He also added that they were taking firm steps towards their goal of U.S.$100 billion trade volume while it reached about U.S.$69 billion in 2022.

On September 7, 2023, Jens Stoltenberg, Secretary General of NATO, said that they condemned Russia’s withdrawal from the Black Sea Grain Initiative and they welcomed the efforts by Türkiye to try to re-establish the Black Sea Grain Initiative.

On September 11, 2023, President Recep Tayyip Erdoğan stated that Türkiye, Qatar and Russia specifically planned to send 1 million tons of grain to underdeveloped African countries and they would take steps to increase these exports in their meeting with Sergey Lavrov, Russian Minister of Foreign Affairs.

On February 6, 2024, Türkiye’s foreign minister Hakan Fidan said that during the Russian President’s upcoming visit to Ankara, which was expected to take place on February 12, 2024, Turkish President Tayyip Erdoğan and his Russian counterpart Vladimir Putin were expected to discuss the war in Ukraine and the Black Sea Grain Initiative during a visit to Ankara by the Russian president. Spokesman for the United Nations Secretary-General Stephane Dujarric told reporters that the UN will be following Russian President Vladimir Putin’s upcoming visit to Türkiye closely amid efforts to broker a new mechanism to facilitate grain exports from Ukraine and Russia. On February 8, 2024, it was announced that Russian President Putin’s visit would be postponed.

On February 28, 2024, in a video message sent to the Ukraine-Southeast Europe Summit, President Recep Tayyip Erdoğan said that he maintains his view that diplomacy and dialogue should be given a chance for a “fair and lasting resolution” of the Ukraine war. He reiterated Türkiye’s support for Ukraine’s independence, sovereignty, security, and territorial integrity, as well as for efforts to protect the rights and interests of “our Crimean Tatar compatriots”. The president said Türkiye “in principle” supports Ukrainian President Zelenskyy’s 10-step peace formula, and is ready to contribute to “swift recovery and reconstruction” of the war-torn country. He declared that Türkiye is ready to again host peace negotiations between Russia and Ukraine.

On March 8, 2024, Ukrainian President Zelenskyy thanked the Turkish president and people for their support for Kyiv’s territorial integrity, sovereignty and independence, while speaking at a joint news conference with his Turkish counterpart, Recep Tayyip Erdoğan, in Istanbul. President Zelenskyy added that Türkiye’s special role deserves the leadership of the state to be present at the peace summit and in the joint work of the world majority for the full implementation of the peace formula. During the conference, Turkish President Erdoğan reiterated that Türkiye would continue to endeavor to end the war with fair peace based on negotiations. Erdoğan also said that the Black Sea Grain Initiative allowed nearly 33 million tons of grain to reach those in need, preventing a global food crisis, adding that Ankara is ready again to do its best.

Armenia

On September 11, 2023, Türkiye’s Communications Directorate said that President Recep Tayyip Erdoğan and Armenian Prime Minister Nikol Pashinyan made a phone call and both leaders underlined that achieving a lasting peace and stability in the region would contribute to the development and prosperity of all countries of the region, and also stated that they would continue diplomatic efforts to this end.

On September 28, 2023, after the National Security Council meeting, it was stated that the path to a lasting peace in South Caucasus could only be opened through the unconditional establishment of Azerbaijan’s territorial integrity and sovereignty.

On October 25, 2023, Armenian Patriarchate of Türkiye expressed gratitude to Türkiye for efforts to bring peace and tranquility to the Middle East, and that the Patriarchate supports. Türkiye’s endeavors to help people live together in peace.

Israel & Palestine

On October 13, 2023, the Turkish Foreign Ministry stated that the Israeli military’s call for Palestinians living in the north of Gaza Strip to move to the south of the strip within 24 hours is “in no way acceptable”. The ministry said in a statement that the forced migration of 2.5 million people in Gaza, who have endured days of indiscriminate bombing and have been denied access to electricity, water, and food, in an extremely limited area represents a blatant violation of international law and stands in stark contrast to basic human decency. The President Recep Tayyip Erdoğan said Israel should allow humanitarian aid into the Gaza Strip through Egypt’s Rafah crossing.

On October 21, 2023, Turkish Foreign Minister Hakan Fidan said that the Israel-Palestine conflict requires a new “guarantee mechanism”. He added there should be a guarantee mechanism for monitoring, verifying, (and) when needed, enforcing the obligations of the parties in a just peace.

On October 22, 2023, a Turkish presidential aircraft, loaded with medicines and medical supplies destined for the Gaza Strip, departed from Ankara to Egypt’s capital Cairo. A group of 20 expert healthcare professionals were also on board the plane that took off from Ankara Esenboga Airport.

On October 25, 2023, Turkish President Recep Tayyip Erdoğan said that he had canceled a plan to visit Israel in light of the ongoing Gaza conflict. At the Justice and Development (AK) Party’s parliamentary group meeting in Ankara, Erdoğan said that before October 7, 2023, when the conflict erupted, he had planned to visit Israel but then canceled his plans. Saying that Türkiye has no problem with the Israeli state, Erdoğan added, however, that Ankara would never approve of Tel Aviv committing atrocities. On November 3, 2023, Turkish President Recep Tayyip Erdoğan said he was breaking off contact with Israeli Prime Minister Benjamin Netanyahu but not with Israel.

On November 4, 2023, Türkiye announced that it had recalled its ambassador to Tel Aviv for consultations, in view of the unfolding humanitarian tragedy in Gaza caused by the continuing attacks by Israel against civilians, and Israel’s refusal of calls for a cease-fire and continuous and unhindered flow of humanitarian aid.

On November 17, 2023, speaking at a joint press conference with Chancellor Scholz of Germany, President Erdoğan said: “As Türkiye, our aim is to establish a climate where Israelis and Palestinians live side by side in peace, where calm and security prevail. I believe everyone should take responsibility to ensure a fair and lasting peace in the Middle East.”

On November 22, 2023, Turkish Foreign Minister Hakan Fidan visited London and Paris with his counterparts from the Organization of Islamic Cooperation (OIC) and the Arab League as part of efforts to stop the war in Gaza and achieve lasting peace.

On January 2, 2024, Türkiye announced that it had detained 34 individuals suspected of working for Israeli intelligence service Mossad in raids across eight provinces. On January 5, 2024, Türkiye arrested 15 suspects on charges of espionage activities.

As of January 11, 2024, Türkiye has received 377 patients and injured individuals from Gaza for treatment since Israel’s attacks on the Palestinian enclave began last year.

On January 26, 2024, Turkish Foreign Minister Hakan Fidan met with UK Foreign Secretary David Cameron and emphasized the urgent need for a full cease-fire in Gaza to attain a lasting peace in the Middle East. During the meeting, Minister Fidan said that a cease-fire in Gaza and a two-state solution should be implemented for permanent peace in the region.

On February 16, 2024, Turkish President Recep Tayyip Erdoğan said that Türkiye will act together with Egypt against the forced displacement of Gazans from their own lands. Noting that Türkiye has been sending humanitarian aid to the people of Gaza since the war started, President Erdoğan said that Ankara has always coordinated with Egyptian authorities for the delivery of humanitarian aid to Gaza.

On March 3, 2024, Turkish Foreign Minister Hakan Fidan noted Türkiye supports views that established practices of the international community regarding Gaza should now be set aside in favor of taking unilateral action. Speaking at the closing ceremony of the Antalya Diplomacy Forum, Minister Fidan said there are serious efforts underway to reach a cease-fire in the Gaza Strip before the Muslim holy month of Ramadan.

Iraq & Syria

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. Operation Claw-Lock was launched on April 18, 2022 in order to prevent terrorist attacks from northern Iraq and to ensure border security. The most recent operation by the Turkish armed forces, Operation Claw-Sword, was launched on November 20, 2022, in part as a response to the terrorist attack in Istanbul, in order to prevent terrorist attacks from northern Iraq and Syria and to ensure border security.

After Iraqi Prime Minister Mohammed Shia Al-Sudani’s official visit to Türkiye on March 21, 2023, Al-Sudani stated that new strategic projects with Türkiye which would strengthen bilateral relations would be launched soon.

Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu stated that a meeting on Syria at the level of deputy foreign ministers between Türkiye, Russia, Iran and Syria would be held in Moscow on April 3-4, 2023.

Türkiye, in an operation conducted on April 29, 2023, neutralized the former -so-called leader of DAESH, namely Abu al-Hussein al-Husseini al-Qurashi in Syria.

On May 10, 2023, a Quadripartite Foreign Ministerial Meeting was held in Moscow, with the participation of the Ministers of Foreign Affairs of Türkiye, the Russian Federation, Iran and Syria. After the meeting, Turkish Foreign Minister Mevlut Cavusoglu said in the talks he stressed cooperation in the fight against terrorism, working together to establish a basis for the return of Syrians, bringing the political process in Syria forward, and the protection of Syria’s territorial integrity.

On September 15, 2023, Türkiye’s Minister of Foreign Affairs, Hakan Fidan said that Türkiye and Iraq hoped to move into the implementation phase of the Development Road project, which was of great importance for prosperity and stability in the Middle East, within the next few months. He also stated that the effective and sustainable operation of energy and transportation corridors without Türkiye’s involvement would not be possible.

On January 25, 2024, Ministry of National Defense stated that as many as 2,478 YPG/PKK terrorists had been neutralized, including those hiding out across the border in Iraq and northern Syria since the beginning of 2023.

Eastern Mediterranean

On February 27, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu, and Egyptian Foreign Minister Sameh Shoukry met in Türkiye and held a joint press conference. After the meeting, the Egyptian Foreign Ministry spokesperson stated that a consultation process would be launched with Türkiye to restore relations between the two countries.

On March 20, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu and Greek Minister of Foreign Affairs, Nikos Dendias met in Brussels and agreed that Türkiye would support Greece’s campaign for a non-permanent seat on the UN Security Council in 2025-2026 and Greece would support Türkiye’s candidacy for secretary general of the International Maritime Organization (IMO).

On April 1, 2023, Türkiye’s Vice President, Fuat Oktay, stated that Türkiye would continue its efforts to secure international recognition for the Turkish Republic of Northern Cyprus. On April 2, 2023, Türkiye’s Ministry of Foreign Affairs condemned the deal between the National Guard of the State of New Jersey and the Ministry of Defense of the Greek Cypriot Administration, which expands the action taken by the United States in September 2020 to lift its arms embargo on Cyprus, and said that doing so is encouraging the Greek Cypriot side’s armament.

On July 4, 2023, Türkiye and the Arab Republic of Egypt announced the upgrading of diplomatic relations between them to the level of ambassadors. Türkiye has nominated Salih Mutlu Şen to become its ambassador in Cairo while Egypt has nominated Amr Elhamamy to become its ambassador in Ankara.

On July 12, 2023, a meeting between Turkish President Recep Tayyip Erdoğan and Greek Prime Minister Mitsotakis was held on the sidelines of a NATO summit in Vilnius, Lithuania. After the meeting, the Greek Prime Minister said that the meeting confirmed leaders’ common intention to reset Greek-Turkish relations.

On September 5, 2023, Minister of Foreign Minister Hakan Fidan met with George Gerapetritis, Minister of Foreign Affairs of Greece in Ankara. Hakan Fidan said that Türkiye was ready to continue the dialogue with its neighbour Greece without preconditions and to develop its relations on the basis of common interests in all areas. He also added that they could solve the nations’ problems on the basis of international law, respecting mutual rights and interests.

On September 20, 2023, President Recep Tayyip Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis at the Turkish House in New York on the sidelines of the 78th UN General Assembly. Türkiye’s Communications Directorate said that the two leaders confirmed the positive climate in the relations between Türkiye and Greece and their determination to preserve it.

On September 20, 2023, President Recep Tayyip Erdoğan called the international community to recognize the Turkish Republic of Northern Cyprus officially as soon as possible.

On November 13, 2023, delegations from Türkiye and Greece on Monday held a round of discussions focused on confidence-building measures in Ankara. The two sides provisionally agreed to implement or reactivate a number of previously agreed-on confidence-building measures over the course of next year.

On December 7, 2023, Turkish President Recep Tayyip Erdoğan visited Greece. Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis as well as the Greek President during his one-day visit. Erdoğan and Mitsotakis also co-chaired the 5th meeting of the Türkiye-Greece High Level Cooperation Council to review all aspects of bilateral relations, and to address steps to improve cooperation. “It is our hope to resolve our issues via constructive dialogue, good neighbourly relations within the framework of international law,” Erdoğan said at a joint news conference with Mitsotakis, declaring that there is not any issue between Türkiye and Greece that cannot be resolved. Türkiye and Greece also agreed to increase the current bilateral trade volume from approximately $5 billion to $10 billion, Erdoğan said. Cautioning that tensions between the two countries also threaten stability in the wider Eastern Mediterranean region, the Greek Prime Minister said that even if they fail to bridge their differences, the two countries should at least “not automatically produce tensions and crises”, and stressed that Türkiye and Greece must live in peace and work tirelessly to resolve their disputes. On the visit, the two nations also signed the Athens Declaration on Friendly Relations and Good-Neighbourliness, which emphasized the need to continue efforts to improve ties for the benefit of both societies in an atmosphere of friendship and mutual trust.

On February 6, 2024, the Turkish foreign minister declared that Türkiye is set to soon reopen its consulate general in Benghazi, eastern Libya. Fidan reiterated that Türkiye wants Libya to resolve its problems through dialogue and that Türkiye does not want the current existing division between the east and west of Libya to become permanent.

On February 14, 2024, Türkiye and Egypt signed a joint declaration, pledging to cooperate in a wide range of areas, including politics, security, trade, and culture. The joint declaration on the restructuring of the High-Level Strategic Cooperation Council meetings between the two countries was signed by countries’ presidents, during Turkish President Recep Tayyip Erdoğan’s first visit to Egypt in more than a decade. The declaration stressed the commitment of Ankara and Cairo to strengthen their strong relations in all fields to serve the common interests of both countries and peoples, and to enhance solidarity and cooperation to promote peace, stability, and prosperity both in their regions and beyond.

Saudi Arabia

On March 6, 2023, a deposit agreement was signed between the Kingdom of Saudi Arabia and Türkiye. Under the agreement, the Kingdom of Saudi Arabia agreed to deposit U.S.$5 billion in the Central Bank through the Saudi Fund for Development.

Turkish President Recep Tayyip Erdoğan visited Saudi Arabia on July 17, 2023 as part of a three-day Gulf tour, primarily to discuss joint investment and commercial activities. On the same day, Türkiye and Saudi Arabia signed a series of deals covering investment, the defence industry, energy and communications.

Qatar and United Arab Emirates

Turkish President Recep Tayyip Erdoğan paid official visits to Qatar and the United Arab Emirates on July 18-19, 2023.

On September 11, 2023, Mehmet Şimşek, Minister of Treasury and Finance, said that Türkiye planned to sell an earthquake bond, valued up to U.S.$8.5 billion, to the UAE by the end of the year within the framework of the agreement signed between the two countries. He also stated that this agreement included a U.S.$51 billion investment from UAE to Türkiye over 3 years.

Africa

On March 7, 2024, Türkiye signed an offshore oil and natural gas cooperation deal with Somalia, further strengthening bilateral ties after agreeing to a defense deal in February 2023. The Turkish Energy Ministry described the deal as an inter-governmental agreement, which includes exploration, evaluation, development and production of governmental agreement, which includes exploration, evaluation, development and production of oil in Somalia’s land and sea blocks. Türkiye has built schools, hospitals and infrastructure and provided scholarships for Somalis to study in Türkiye, expanding its interest and influence in the region.

Kahramanmaraş Earthquakes

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş province, which affected more than 13 million people across 11 provinces. After the earthquakes, NATO Secretary General Jens Stoltenberg, OSCE Secretary General Helga Schmid, EU Commissioner for Neighbourhood and Enlargement Negotiations Olivér Várhelyi, the Minister for International Development Cooperation and Foreign Trade of Sweden, on Behalf of the Swedish Presidency of the EU Council Johan Forssell, the Secretary General of the Organization of Islamic Cooperation Hissein Brahim Taha, Malaysian Prime Minister Anwar Ibrahim, Iraqi Kurdish Regional Government President Nechirvan Barzani, Qatari Emir Sheikh Tamim, Pakistani Prime Minister Shehbaz Sharif, Georgian Prime Minister Irakli Garibashvili, UN Under-Secretary-General for Humanitarian Affairs and Emergency Relief Coordinator Martin Griffiths, Ministers of Foreign Affairs from many countries, including Greece, Equatorial Guinea, Libya, Israel, Bosnia and Herzegovina, Armenia, Uzbekistan, USA, North Macedonia, Lebanon, Hungary, Egypt, Congolese State Minister & Director of Presidential Cabinet and the Jordanian Deputy Prime Minister and Minister of Foreign Affairs came to Türkiye to show their solidarity and support for the people affected by the earthquakes.

On February 11, 2023, the Türkiye-Armenia border reopened for the first time in 35 years to carry humanitarian aid to people affected by earthquakes.

On March 2, 2023, the UN Resident Coordinator in Türkiye Alvaro Rodriguez visited the tent city established in a stadium in the southern Hatay province and stated that the UN would continue to support Türkiye following the earthquakes.

As of February 16, 2023, 101 countries had offered assistance for search, rescue and aid in the earthquake regions and 66 countries with 5654 personnel were present on the ground. Also, two were expected to send their search and rescue teams of 455 personnel.

As of March 7, 2023, 16 countries installed 34 field hospitals in the cities affected by the earthquakes. Additionally, 179,655 tents, 2,076 temporary housing containers and 2,075 mobile hygiene units were delivered by various countries for the use of people in the impacted cities.

On March 20, 2023, an event named the International Donors’ Conference was convened in Brussels by the European Commission and the Swedish government that assumed the rotating presidency of the Council of the European Union to show international solidarity after the earthquakes affecting Türkiye and Syria. Many countries and international organizations attended the event and gave their support. The European Commission pledged €1 billion for reconstruction efforts in regions hit by the massive earthquakes in Türkiye. Türkiye’s President Recep Tayyip Erdoğan virtually addressed the opening session of the event and stated that Türkiye would never forget international solidarity shown after the earthquakes.

On March 29-31, 2023, Hungarian President Katalin Novak paid official visits to Türkiye and also visited the earthquake region to express sympathy.

On June 27, 2023, The World Bank Board approved U.S.$1 billion in financing with the Türkiye Earthquake Recovery and Reconstruction Project to support Türkiye’s efforts to restore essential public services and resilient rural housing in areas that were hit by catastrophic earthquakes. The project will help restore health services, rebuild damaged or destroyed municipal infrastructure, and repair and rebuild rural homes damaged or destroyed by the earthquakes. The project’s activities will span 11 provinces which suffered the heaviest earthquake damage, and which are home to about 14 million people.

On February 7, 2024, The European Union signed an agreement with Türkiye on a €400 million grant from the European Union Solidarity Fund (EUSF) to finance recovery operations following the devastating twin earthquakes last year. At the signing ceremony, European Commissioner for Cohesion and Reforms Elisa Ferreira stated that the EU stands in solidarity with Türkiye and it has pledged to deliver €1 billion of assistance.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of March 21, 2024, Türkiye had granted temporary protection to 3,130,768 Syrians. 60,065 of those are residing in temporary accommodation centers.

As of December 2022, there were 1.45 million school-age (between 5 and 17 years old) children under temporary protection in Türkiye and 972,792 of them can attend school. As of March 2022, the number of polyclinic services provided to Syrians since 2011 has reached over 97 million, while those receiving in-patient treatment exceeded 3 million. Almost 2.6 million surgeries were conducted on Syrians and over 754,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration.

Environment

The Turkish parliament ratified the Paris Agreement on October 6, 2021, and the Paris Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053. In August 2021, Türkiye released a detailed plan to adapt to the European Green Deal standards, which includes 32 objectives and 81 actions in 9 categories. Türkiye’s Medium-Term Program for 2022-2024, co-developed by the MOTF and the Presidency of Strategy and Budget, includes a section on “Green Transition” which emphasizes the implementation of targets and actions included in Türkiye’s Green Deal Action Plan.

Key initiatives under the Green Deal Action Plan include specified actions focusing on nine key initiatives: Border Carbon Regulations; A Green and Circular Economy; Green Financing; Clean, Economic and Secure Energy Supply; Sustainable Agriculture; Sustainable Smart Transportation; Combating Climate Change; Diplomacy; and Information and Awareness Activities.

To support Türkiye’s climate action, a Memorandum of Understanding was signed between Türkiye, the World Bank, France, Germany, the UN, International Finance Corporation and the European Bank for Reconstruction and Development, which provides a framework for the World Bank and other signatories to provide technical assistance and additional development financing of U.S.$3.2 billion and to help mobilize private finance for projects supporting Türkiye’s enhanced nationally determined contributions and long-term strategy towards achieving carbon neutrality.

On January 19, 2023, Türkiye published its National Energy Plan for the period until 2035, laying out steps toward reaching the target of net zero greenhouse gas emissions, including plans to boost solar power capacity by five times and to triple the total size of wind power plants.

On September 10, 2023, President Recep Tayyip Erdoğan attended a press conference after the G-20 summit in India and said that Türkiye’s steps in energy efficiency and renewable energy prevented 90 million tons of carbon dioxide emissions annually. And he also added that in line with Türkiye’s 2053 net zero emission target, Türkiye doubled its emission reduction target by 2030.

On September 18, 2023, President Recep Tayyip Erdoğan signed the Global Zero Waste goodwill declaration, spearheaded by first lady Emine Erdoğan, on the sidelines of the 78th UN General Assembly in New York.

On March 27, 2024, during an event commemorating the March 30 International Day of Zero Waste, UN Secretary-General Antonio Guterres began by expressing gratitude to Türkiye and first lady Emine Erdoğan for their vision and leadership and urged the international community to end the destructive cycle of waste.

On March 27, 2024, during an event commemorating the March 30 International Day of Zero Waste in Nairobi, Kenya, first lady Emine Erdoğan stressed the urgent need for collective action to address environmental challenges and advance sustainability efforts.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15.012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4.642 billion. In the second quarter of 2023, nominal GDP was TL 5.506 billion. In the third quarter of 2023, nominal GDP was TL 7.697 billion. In the fourth quarter of 2023, nominal GDP was TL 8.431 billion. Nominal GDP was approximately TL 26.276 billion in 2023.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of February 29, 2024 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3	2023 Q4
1.	A- Agriculture, forestry and fishing	2.3	4.5	11.2	5.9	2.6	4.3	10.7	5.2
2.	BCDE- Industry	28.7	27.9	24.4	26.0	25.0	22.6	21.4	22.6
3.	F- Construction	4.4	5.4	4.6	5.0	5.5	6.2	5.2	5.5
4.	GHI- Services	25.3	27.0	26.5	27.5	26.8	27.2	25.7	27.1
5.	J- Information and communication	2.3	2.2	2.1	2.8	2.3	2.4	2.2	2.9
6.	K- Financial and insurance activities	3.5	3.7	3.3	2.8	4.0	3.9	2.8	3.0
7.	L- Real estate activities	4.6	3.9	3.4	3.3	4.1	4.3	3.6	3.7
8.	MN- Professional, administrative and support service activities	4.2	4.5	4.3	5.0	4.9	5.3	4.7	5.5

GDP by Type of Economic Activity* (in %)		2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3	2023 Q4
9.	OPQ- Public administration, education, human health and social work activities	11.0	8.5	8.7	8.8	11.6	10.8	10.1	9.7
10.	RST- Other service activities	2.5	1.7	1.6	2.4	2.5	1.9	1.7	2.7
11.	Sectoral total	88.9	89.3	90.0	89.6	89.3	88.9	88.3	88.0
12.	Taxes-Subsidies	11.1	10.7	10.0	10.4	10.7	11.1	11.7	12.0
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.0	3.9	6.1	4.0

Source: TURKSTAT

In February 2024, the Republic’s monthly CPI increased by 4.53% and domestic PPI increased by 3.74% compared to the previous month. In February 2024, the Republic’s annual CPI and domestic PPI increased by 67.07% and 47.29%, respectively, as compared to the same month of the previous year.

On March 20, 2024, the Government offered an interest rate of 47.49% for its 700-day TL denominated fixed coupon Government Bond, compared to 12.44% for its 623-day TL denominated fixed coupon Government Bond on March 22, 2023.

On March 20, 2024, the Government offered an interest rate of 32.62% for its 1694-day TL denominated fixed coupon bond issuance compared to 11.53% for its 1792-day TL denominated fixed coupon Government Bond on March 22, 2023.

The industrial production index increased by 1.1% in January 2024 compared to the same month of the previous year.

In 2022, the unemployment rate decreased by 1.6 percentage points to 10.4% as compared to the previous year. In 2023, the unemployment rate decreased by 1.0 percentage points to 9.4% as compared to the previous year. In January 2024, the seasonally adjusted unemployment rate increased by 0.2 percentage points to 9.1% as compared to the previous month. In January 2024, the seasonally adjusted employment rate realized as 49.0% with 0.2 percentage point increase compared to the previous month and the number of employed people increased by 160,000 to 32.222 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2023	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	9.7	3,396
February	9.9	3,435
March	9.9	3,449
April	10.0	3,511
May	9.5	3,310
June	9.5	3,306
July	9.4	3,268
August	9.2	3,210
September	9.1	3,168
October	8.6	3,008
November	9.0	3,139
December	8.9	3,129

2024
January	9.1	3,214

Source: TURKSTAT

On January 4, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 5,500 in 2023, up from TL 3,500. President Recep Tayyip Erdoğan also announced that wages for active and retired civil servants would be raised by 30% in 2023.

Also, on January 4, 2023, the Ministry of Treasury and Finance announced a new housing finance program called “My New Home”, which aims to help middle-income citizens own houses. Under the program, eligible citizens will be able to apply for loans with maximum 15 years maturity and with interest rates of 0.69% up to TL 2 million, 0.79% between TL 2 million and TL 4 million and 0.99% between TL 4 million and TL 5 million. The program offers finance ministry support for payments for the first three years of the loans, and payment plans will be structured in accordance with household income through the loan maturity.

On March 1, 2023, President Recep Tayyip Erdoğan announced that the Disaster Reconstruction Fund will be established to help the 11 provinces most directly effected by the earthquakes recover quickly. The Disaster Reconstruction Fund will cover the infrastructure and superstructure costs in the disaster area. Donations, aids and grants collected in the fund will be used for the revival of the cities impacted by the recent earthquakes.

On March 21, 2023, Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette numbered 32139, which provides for the establishment of the Disaster Reconstruction Fund for areas affected by natural disasters, including the recent earthquakes in the country. The Disaster Reconstruction Fund was established in order to provide, manage and transfer the necessary resources to the relevant public institutions and organizations for reconstruction, infrastructure and pavement works in areas declared as disaster zones.

On March 22, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 7,500 from TL 5,500.

According to the Presidential Decree published in the Official Gazette No. 32211 dated June 4, 2023, Mehmet Şimşek was appointed as the new Minister of Treasury and Finance.

According to the Presidential Decree published in the Official Gazette No. 32241 dated July 7, 2023, the VAT rates applied to goods and services were increased from 8% and 18% to 10% and 20%, respectively.

On September 6, 2023, the Government announced the Medium Term Program covering the 2024-2026 period (the “2024-2026 Medium Term Program”). In the 2024-2026 Medium Term Program, the GDP growth target is 4.4% for 2023, 4% for 2024, 4.5% for 2025 and 5% for 2026. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 6.4% for 2023, 6.4% for 2024, 3.4% for 2025 and 2.9% for 2026. The EU-defined general government debt stock to GDP ratio, which is expected to be 33.3% in 2023, is projected to be 35.2% in 2024, 34.6% in 2025 and 33.2% in 2026. The current account deficit to GDP ratio target is 4% for 2023, 3.1% for 2024, 2.6% for 2025 and 2.3% for 2026. The CPI inflation target under the program was 65% by the end of 2023, 33% by the end of 2024, 15.2% by the end of 2025 and 8.5% by the end of 2026. The unemployment target is 10.1% for 2023, 10.3% for 2024, 9.9% for 2025, and 9.3% for 2026.

On November 22, 2023, the Law on the Establishment of the Family and Youth Fund was accepted at the Turkish Grand National Assembly. According to the law, the fund will be a public legal entity operating under the Ministry of Treasury and Finance which will prioritize backing young entrepreneurs and providing interest-free marriage loans to support young couples who also participate in certain family and pre-marital education programs with the aim of fortifying Turkish families.

According to the Unemployment Insurance Law and Some Laws on Amendments published in the Official Gazette No. 32449 dated February 3, 2024, the minimum pension for retired citizens in Türkiye was increased to TL 10,000 from TL 7,500 and the increase rate of pension for retired citizens became 49.25%.

TOURISM

In 2023, the number of foreign visitors visiting the Republic increased by 10.42% to 49,209,180 people compared to the previous year. In February 2024, the number of foreign visitors visiting the Republic increased by 22.68% to 2,294,579 people compared to the same month in 2023. In the fourth quarter of 2023, tourism revenues increased by 6.8% compared to the same period of 2022 and reached U.S.$12,272,673,000. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year.

EMPLOYMENT AND WAGES

In 2023, the total civilian employment was 31.632 million and the labor force participation rate was at 53.3%, which represented a 0.2 percentage point increase compared to the previous year. In January 2024, the seasonally adjusted total civilian employment was 32.222 million and the seasonally adjusted labor force participation rate was at 53.9%, which represented a 0.3 percentage point increase compared to the previous month.

As of February 2024, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 212.51 billion.

As of February 2024, 70.24 % of the Unemployment Insurance Fund was invested in bonds, 28.29% of the assets were held in deposits and 1.47% of the assets were held in Takasbank Money Market.

As of November 2023, there were 376 pension funds offered to the public. As of November 2023, the total net asset value of these funds increased to TL 724.7 billion from approximately TL 404.6 billion in November 2022.

In January 2023 President Recep Tayyip Erdoğan announced that the mandatory minimum retirement age (previously age 58 for women and age 60 for men) would be abolished.

On July 14, 2023, the General Assembly of the Grand National Assembly of Türkiye accepted the proposed law to increase the lowest civil servant salary to TL 22,017.

On December 27, 2023, Minister of Labour and Social Security Vedat Işıkhan announced that the minimum wage in Türkiye would be TL 17,002 in 2024, marking a 49% increase from the level determined in July.

According to the Circular published by Ministry of Treasury and Finance on January 5, 2024, wages for active civil servants would be raised by 49.25% in 2024.

On January 16, 2024, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 10,000 from TL 7,500. As of January 5, 2024, the lowest civil servant salary has increased to TL 32,861.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In January 2024, the trade balance posted a deficit of U.S.$6.227 billion, with a 56.4% decrease compared with January 2023. In January 2024, total goods imported (c.i.f.), including gold imports, decreased by 22.0% to U.S.$26.218 billion, as compared to approximately U.S.$33.601 billion during the same period in 2023. In January 2024, the import of capital goods, which are used in the production of physical capital, decreased by 0.2% over the same period in 2023; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 28.8% over the same period in 2023; and the import of consumption goods increased by 13.6% over the same period in 2023. In January 2024, total goods exported (f.o.b.), increased by 3.5% to U.S.$19.991 billion, as compared to approximately U.S.$19.312 billion during the same period of 2023. Total exports and imports for 2023 amounted to U.S.$255.538 billion and U.S.$361.766 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$399 million in January 2024. The following table summarizes the balance of payments of Türkiye for the period indicated:

January 2024
in millions of U.S. Dollars
CURRENT ACCOUNT	-2,556
Trade Balance	-4,448
Goods Exports	19,721
Goods Imports	24,169
Services	2,792
Primary Income	-856
Secondary Income	-44
CAPITAL ACCOUNT	33
FINANCIAL ACCOUNT	1,786
Direct Investment (net)	-661
Portfolio Investment (net)	-1,086
Assets	799
Liabilities	1,885
Other Investment (net)	3,533
Assets	4,934
Liabilities	1,401
RESERVE ASSETS	-6,207
NET ERRORS AND OMISSIONS	-1,898

In December 2023, the volume of crude oil imports increased by 28.05% compared to December 2022. In December 2023, natural gas imports increased by 4.38% to 6,063.12 million cubic meters compared to 5,808.85 million cubic meters in December 2022. In December 2023, liquefied petroleum gas imports decreased by 2.67% to 355,727.19 tons compared to 365,495.80 tons in December 2022.

As of February 2024, total gross international reserves were U.S.$128,490 million (compared to U.S.$117,406 million as of February 2023). As of February 2024, gold reserves were U.S.$49,430 million (compared to U.S.$48,661 million as of February 2023) and the Central Bank gross foreign exchange reserves were U.S.$71,600 million as of February 2024 (compared to U.S.$61,290 million as of February 2023).

As of February 2024, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$50,351 million (compared to approximately U.S.$52,048 million as of February 2023). As of February 2024, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$52,312 million (compared to approximately U.S.$34,278 million as of February 2023).

As of March 25, 2024, the Central Bank held approximately TL 327.57 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on February 8, 2024, the inflation target for 2024 is 36%, with a 2% uncertainty band in both directions. On March 26, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 32.1005 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice; (ii) securities equaling the loan amount exceeding the loan growth rate of 10% as of December 30, 2022 compared to July 29, 2022 will be maintained for a period of one year; (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT-released annual compound reference rate. On October 18, 2022, CBRT announced that: (i) the security maintenance obligation is increased from 3% to 5%, effective from October 28, 2022; and (ii) general security maintenance rate will be subject to adjustments as if a bank’s ratio of Turkish Lira deposits to total deposits is: (a) less than 50%, then such rate is to be increased to 12%; or (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 7%, effective from December 30, 2022. On December 31, 2022, CBRT announced that: (i) other financial institutions that are deemed so by the CBRT will be subject to such rules; and (ii) the above-described rule on maintenance of securities based on the CBRT-release annual compound reference rate and effective interest rate should continue on the interest rate multiplier benchmarks to be announced by the CBRT. On January 7, 2023, the CBRT announced its intention to further amend rules on the maintenance of securities, and adjusted the rules it announced on October 18, 2022, effective from February 24, 2023, the general rate is increased to 10%; however, if a bank’s ratio of Turkish Lira deposits to total deposits is: (i) less than 50%, then such rate is to be increased to 17%; (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 12%; (iii) greater than or equal to 60% but less than 70%, then such rate is to be decreased to 5%, and (iv) greater than or equal to 70%, then such rate is to be decreased to 3%.

As of February 2024, the Central Bank’s international reserve level was approximately U.S.$128.5 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On December 30, 2022, the Central Bank published the “Monetary Policy and Liraization Strategy for 2023”. According to the published document, policies to be implemented under the Liraization Strategy will continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira (TL) in both assets and liabilities of the banking system. Accordingly, the liraization target in deposits is set at 60% for the first half of 2023. Conditions for banks’ use of funding, collateral and credit channels will be calibrated in line with the liraization targets. It also included the first payment transactions on the Digital Turkish Lira Network which were executed successfully. In 2023, the Central Bank expects to expand the Digital Turkish Lira Collaboration Platform to involve selected banks and financial technology companies, and will unveil advanced phases of the pilot study with extensive participation. In TL liquidity management, the share of funding via OMO is intended to be gradually increased, and OMO will be the main component of the funding channel. The Central Bank’s main policy instrument will remain the one-week repo auction rate. The floating exchange rate regime will continue, and exchange rates will be determined under free market conditions according to supply and demand. Recent swap agreements signed with other central banks are intended to encourage bilateral trade through a swap-financed trade settlement facility and financial cooperation for the economic development of the respective countries.

On December 31, 2022, the Central Bank issued a press release on “Macroprudential Measures” which details certain changes made in the securities maintenance and reserve requirement practices. In addition to banks, other financial institutions have also been included in the scope of the securities maintenance regulation, and at the first phase, factoring companies have been required to maintain securities according to the interest rate they apply to Turkish lira-denominated factoring receivables. The period of the implementations that stipulate banks to maintain securities according to loan interest rate and loan growth rate has been extended until December 29, 2023. With the press release on “Macroprudential Policy Framework” issued by the Central Bank on December 21, 2023, the implementation regarding securities maintenance based on loan growth was extended for six months. The scope of assets and liabilities of banks subject to the securities maintenance practice was expanded to cover funds obtained from FX-denominated repo transactions with domestic real persons and the real sector, transactions to derecognize FX liabilities subject to the securities maintenance via engaging in financial derivative transactions with FX funders, and securities issued by the real sector and the features of which are determined by Central Bank. The securities maintenance practice introduced will ensure a balanced course in FX loans in line with the decline in foreign currency funding items. The facilities of maintaining gold for Turkish lira reserve requirements were terminated as of June 23, 2023.

On January 7, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”, stating that as a result of the Liraization Strategy implemented by the Central Bank, banks in general have reached the 50% liraization target in deposits announced for 2022. In its Monetary Policy and Liraization Strategy for 2023, the Central Bank shared with the public that the liraization target in deposits for the first half of 2023 was set at 60%. Accordingly, the following changes were made to the securities maintenance practice effective from February 24, 2023. First, the securities maintenance ratio has been raised to 10% from 5%. Second, banks that exceed the 60% Turkish lira share target in real and legal person deposits will be subject to a discounted securities maintenance ratio. The banks for which the lower of these shares for real and legal person is: between 60% and 70% (inclusive), will receive a 5-point discount, and those with shares above 70% will receive a 7-point discount on the securities maintenance ratio. The previously determined additional ratios will continue to apply to banks with Turkish lira shares below the 60% target by adding them to the securities maintenance ratio.

On January 15, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”. In this release, the Central Bank pointed to its statements from its Monetary Policy and Liraization Strategy for 2023 document that policies to be implemented under the Liraization Strategy would continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira in both assets and liabilities of the banking system. The Bank announced further steps would be taken to invigorate the attraction of TL deposits. In this context, to encourage maturity extension of TL deposits, the Central Bank has decided to set reserve requirement ratios for TL deposit accounts with maturities longer than three months at zero percent. The Central Bank has decided to set reserve requirement ratios at zero percent for the increase in FX liabilities with maturities longer than 6 months provided directly from abroad until the end of 2023. These changes became effective from the calculation date of January 20, 2023 with the maintenance period starting on February 3, 2023.

On January 19, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 9%.

On January 26, 2023, the Central Bank issued a press release entitled “Supporting Conversion of Firms’ Foreign Exchange Obtained From Abroad Into Turkish Liras” which states that as part of its Monetary Policy and Liraization Strategy for 2023, the Central Bank has decided to provide support for the conversion of firms’ FX obtained from abroad into Turkish liras to support liraization in commercial activities. Accordingly, when selling their FX obtained from abroad to the Central Bank, firms will be provided with FX conversion support corresponding to 2% of the amount converted into Turkish liras commitment that they will not purchase foreign exchange, more than they sold to Central Bank, during the term to be determined by Central Bank. After firms sell at least 40% of the FX they have brought into the country from abroad to the Central Bank, they will be able to deposit the remaining part of the FX they brought from abroad into FX-protected conversion accounts, and in return for their commitment, firms will be provided with a FX conversion support of 2% of the amount converted into Turkish liras. Banks will be in charge of confirming that the FX sold to the Central Bank and FX to be converted into Turkish lira deposit and participation accounts have been obtained from abroad.

On January 26, 2023, the Central Bank released the first inflation report of the year. According to the report, inflation is projected to be 22.3% at the end of 2023 and sustain the downward trend by falling to 8.8% at the end of 2024 and to 5% at the end of 2025.

On February 23, 2023, the Monetary Policy Committee (MPC) announced that it decided to reduce the policy rate (one-week repo auction rate) from 9% to 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 2, 2023, it was stated that in formulating the monetary policy towards achieving the sustainable price stability objective, a liraization-oriented approach will be maintained that also addresses risks to financial stability. The Central Bank will implement its Liraization Strategy in order to create an institutional basis for permanent and sustainable price stability. The Committee will continue to take its decisions in a transparent, predictable and data driven framework.

On March 23, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 30, 2023, it was stated that it has become even more important to keep financial conditions supportive to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake. Accordingly, the Monetary Policy Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee assessed that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquakes by maintaining price stability and financial stability. According to the meeting summary, the effects of the earthquakes in the first half of 2023 will continue to be closely monitored.

According to Presidential Decree No. 7016, dated March 31, 2023, the maximum interest rate limit for domestic individual’s FX-protected TL deposits was removed. The Presidential Decree also said that the interest rate offered to the deposits would not be below the current policy rate of the Central Bank.

On April 27, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on May 3, 2023, the Monetary Policy Committee’s commitment to creating supportive financial conditions to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake was reiterated. Accordingly, the Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee also reiterated that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquake by maintaining price stability and financial stability.

On May 4, 2023, the Central Bank released the second Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 22.3% at the end of 2023, to fall to 8.8% at the end of 2024 and sustain the downtrend by receding to 5.0% by the end of 2025.

On May 25, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. The summary of the Monetary Policy Committee Meeting published on June 1, 2023, reiterated the positions from the previous two meetings with respect to the current monetary policy stance and the aim of preserving growth momentum in industrial production and the positive trend in employment.

In accordance with a decree published in the Official Gazette No. 32216 dated June 9, 2023, Mrs. Hafize Gaye Erkan was appointed as new Governor of the Central Bank.

On June 22, 2023, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 8.5% to 15%. In the summary of the Monetary Policy Committee Meeting published on July 3, 2023, it was stated that the Committee will determine the policy rate in a way that will create monetary and financial conditions necessary to ensure a decline in the underlying trend of inflation and to reach the 5% inflation target in the medium term. Considering the inflation outlook and the upside risks, the Committee assessed that the current monetary policy was far from achieving the inflation target of 5%. The Committee underlined that deterioration in price stability was threatening macroeconomic stability and, in particular, financial stability. Accordingly, the Committee decided to implement a monetary tightening process, the steps of which will be strengthened as much as needed in a timely and gradual manner. The monetary tightening process will continue until a significant improvement in the inflation outlook is achieved. The Committee sees this decision as the first step of the monetary tightening process that was initiated to establish a disinflationary course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On July 20, 2023, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 15% to 17.5%. In the summary of the Monetary Policy Committee Meeting published on July 27, 2023, in addition to the increase in the policy rate, the Committee has made decisions on quantitative tightening and selective credit tightening to support the monetary policy stance. While policy rates, the main policy instrument, affect monetary and financial conditions and expectations, these decisions aim to stabilize excess Turkish Lira liquidity and consumption demand and increase the effectiveness of monetary policy.

On July 21, 2023, within the scope of quantitative tightening to support the monetary policy stance, the reserve requirement ratio of 15% on FX-protected accounts was published in the Official Gazette.

On July 25, 2023, the Central Bank issued a press release entitled “Selective Credit and Quantitative Tightening Decision”. The following steps were taken as part of the simplification process:

1.

To complement the steps supporting the tightening process, the monthly growth limit for TL commercial loans at was set to 2.5% from 3% under the securities maintenance practice based on loan growth. Export, investment, agriculture and tradesmen loans are excluded from this limitation.

2.

To increase the functionality of the market mechanism, the securities maintenance practice was simplified based on interest rates, and accordingly the first tier for TL commercial loans excluding export and investment loans was removed and interest rate cap was applied as a single tier.

3.

To support the efficient use of financial resources, the growth limit for vehicle loans was set to 2%, down from 3%, and the 3% limit for general purpose loans was kept unchanged. Moreover, to control inflation and to balance domestic demand, the monthly maximum interest rate applied to credit card cash utilization and overdraft accounts has been raised to 2.89%.

Export and investment loans as well as loans for the earthquake zone will be exempted from all credit restring measures of the Central Bank.

In addition to these steps, the following decisions have been taken to support exporters’ access to financing:

1.	The daily limit for rediscount credits has been raised to TL 1.5 billion.

2.	The SME share in rediscount credits will be increased and export growth performance will be taken into account when extending credits.

3.	As part of the simplification process, conditions to access rediscount credits were made more accommodative. Accordingly,

(a)	The requirement to sell additional 30% of export proceeds to use rediscount credits has been abolished.

(b)	Foreign currency purchases for import payments have been exempted from the scope of the commitment not to buy foreign currency during the rediscount credit term.

On July 27, 2023, the Central Bank released the third Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 58% at the end of 2023, to fall to 33% at the end of 2024 and sustain the downtrend by receding to 15% by the end of 2025.

On August 24, 2023, The Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 17.5% to 25%.

On September 12, 2023, the Central Bank issued a press release entitled “Rediscount Credits for Export and Foreign Exchange Earning Services”. According to the press release, to support selective credit utilization and exporters’ access to finance, the daily limit on rediscount credits has been raised to TL 3 billion from TL 1.5 billion. While extending rediscount credits, increase in the share of SME’s and export performance will be taken into consideration.

On September 18, 2023, the Central Bank published the “Communique on Amending the Communique on Supporting the Conversion to TL Deposits (numbered 2021/14)” numbered 2023/25 which allows resident individuals to convert their FX deposit accounts, which were held at banks as at August 31, 2023, and legal persons to convert their FX deposit accounts, which were held at banks as at June 30, 2023, into TL deposits.

On September 21, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 25% to 30%. The Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On September 28, 2023, Central Bank’s notification regarding the change in interest rates to be applied in rediscount and advance transactions was published in the Official Gazette. Accordingly, the discount interest rate to be applied in rediscount transactions against bills with a maximum of 3 months remaining until maturity was determined as 30.75% annually, and the interest rate to be applied in advance transactions was determined as 31.75% annually.

On October 26, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 30% to 35%. In the summary of the Monetary Policy Committee Meeting published on November 2, 2023, the Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

In its decision dated October 27, 2023, the Monetary Policy Committee announced that to increase the functionality of market mechanisms and strengthen macro financial stability, it will continue to simplify and improve the existing micro-and macroprudential framework. The Committee also stated that guided by impact analyses, the simplification process is advancing gradually and that in this context the monetary transmission mechanism will be further strengthened by taking additional steps to increase the share of Turkish lira deposits. Accordingly, the Bank issued the Communique Amending the Communique on Maintenance of Securities (No. 2023/29), published in the Official Gazette dated October 27, 2023 and decided to proceed with the following simplification steps:

•

Terminating the securities maintenance practice applied to banks at a rate of 30% based on the Turkish lira denominated cash loans they extend. The types of loans excluded from this practice will no longer be subject to the securities maintenance in case they are not extended against expenditure.

•	Terminating the securities maintenance practice applied at a rate of 30% on securities issued by the real sector and purchased by banks.

•	Abolishing the securities maintenance practice that banks are subject to for Turkish lira commercial loans based on the interest rate/dividend rate that banks apply above 1.8 times the reference rate.

•	Ending the securities maintenance practice that factoring companies are subject to for factoring receivables based on the interest rate that these companies apply above 2.7 times the reference rate.

•	Facilitating access to export loans by exempting imports of investment goods from the net exporter requirement.

•

Excluding articles pertaining to renewal of FX-protected deposit accounts (converted from FX accounts) and conversion to Turkish lira accounts to increase the share of Turkish lira deposits from the securities maintenance regulation.

•	Determining that, as of the calculation date on September 29, 2023, the establishment of securities should be carried out between October 27, 2023 and November 23, 2023.

Meanwhile, the following steps will be to increase the share of Turkish lira deposits:

•

Changes will be made to the practice of charging commissions on reserve requirements for FX deposits in order to increase the share of Turkish lira through the renewal of FX-protected accounts (converted from FX accounts) and their conversion to Turkish lira. For banks with a Turkish lira conversion rate higher than 10%, the portion exceeding the target will be counted towards the conversion target.

•	The target increase for the share of real persons’ Turkish lira deposits, which was set at 2.5%, will be increased to 3.5%.

On November 2, 2023, the Central Bank released the fourth Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 65% at the end of 2023, and fall to 36% at the end of 2024, and to 14% at the end of 2025. According to the report, it is projected that inflation will rise throughout the first half of 2024 and headline inflation will assume a steady decline as of the second half of 2024. The report also said that the monetary policy has produced its first visible effects on financial conditions. In this respect, while loan growth and composition have normalized, demand for Turkish lira deposits has increased.

On November 2, 2023, the Central Bank raised reserve requirement ratios from 25% to 30% for FX-protected deposit accounts up to 6- month maturity (including 6-month), and from 5% to 10% for FX-protected deposit accounts up to 1- year, with 1-year or longer maturity.

On November 23, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 35% to 40%. According to press release published on the same day, the Monetary Policy Committee assessed that the current level of monetary tightness is significantly close to the level required to establish the disinflation course. Accordingly, the pace of monetary tightening will slow down and the tightening cycle will be completed in a short period of time. The Monetary Policy Committee cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On November 23, 2023, the Central Bank announced that the implementation framework for advance loans against investment commitment (“ALAIC”) had been restructured. According to the new implementation framework, taking into account the Technology/Strategy score of firms’ investment projects, as determined by the Ministry of Industry and Technology in accordance with established policies, with a minimum total investment amount of TL 1 billion will be eligible for allocation of ALAIC via intermediary banks. The interest rate for loans under the program, which will be extended with a maximum maturity of 10 years, will be set between 30% and 15%, depending on the Technology/Strategy score, the ratio of external financing for the investment, and the financial soundness assessment. The new ALAIC program has been allocated an annual limit of TL 100 billion. The program envisages a total limit allocation of TL 300 billion over the course of three years.

On December 21, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 40% to 42.5%. According to the press release published on the same day, the Monetary Policy Committee had assessed that monetary tightness is close to the level required to establish the disinflation course, and decided to reduce the pace of monetary tightening. The Monetary Policy Committee anticipates that it will complete the tightening cycle as soon as possible. The Monetary Policy Committee again cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On December 21, 2023, the Central Bank announced that to prevent maximum interest rates for credit cards and maximum commission rates for merchants from exceeding their current levels, an upper limit was introduced for the reference rate. The upper limit has been determined as 3.11%, which is the current level of the reference rate, and the current calculation method has been kept unchanged for rates below this level.

In addition, according to the press release, the Central Bank will continue to simplify the existing micro- and macroprudential framework to increase the functionality of market mechanisms and strengthen macro financial stability. Accordingly, the securities maintenance ratio for foreign exchange liabilities was reduced from 5% to 4%. In addition, the implementation regarding securities maintenance based on loan growth, which was to be terminated on December 29, 2023, will be extended for six months. To mitigate the adverse effects of the earthquake, loans extended to the earthquake zone will continue to be exempt from the securities maintenance requirement until June 2024.

On December 29, 2023, the Central Bank announced the 2024 Monetary Policy Report. According to this report, under the inflation targeting regime, the inflation target of 5% set jointly with the Government has been maintained. The level of monetary tightness required for sustained price stability will be maintained as long as needed to attain the inflation path projected in the Inflation Reports and to achieve the 5% inflation target in the medium term. In addition, monetary tightness and monetary transmission may be supported with additional quantitative tightening decisions, with such decisions to be based on liquidity developments. The CBRT will continue to implement quantitative tightening by extending the sterilization tools at its disposal. Moreover, the CBRT aims to increase the share of Turkish lira deposits to 50% in the banking system and to sustain the fall in the FX-protected TL deposits accounts balance in 2024 through steps aimed at prioritizing Turkish lira deposits.

High inflation affects the decision-making mechanisms of economic agents and causes them to bring their spending forward, especially on durable consumer goods, expecting that inflation will further increase in the future. Growth in Türkiye has been dominated by domestic demand in recent years.

Moreover, the rise in inflation levels, particularly in service inflation, has had an impact on the Turkish economy by decreasing purchasing power, worsening income equality and hindering longer-term growth prospects. Furthermore, the stickiness of service inflation enhances these effects, making it difficult for consumers and businesses to adjust. This further creates uncertainty among all market players, leading to a lack of confidence in the economy and investment decisions. In addition, the high demand for FX, gold and FX-protected deposits has lead to dollarization.

Inflation in the Republic has increased from 38.2% in June 2023 to 67.07% in February 2024 primarily due to the strong course of domestic demand, cost pressures from wages and exchange rates, stickiness of services inflation, tax regulations, increase in gasoline prices and deterioration in inflation expectations.

The CBRT has embarked upon a monetary tightening process as of June 2023 in order to begin the disinflation process. Accordingly, the policy rate was raised from the low of 8.5% in June 2023 to 45.0% in January 2024. As a forward guidance for the monetary policy stance, the CBRT has emphasized that monetary tightness will be maintained as long as needed to ensure sustained price stability.

To increase the functionality of market mechanism and strengthen macro financial stability, the CBRT continues to simplify and improve the existing micro- and macroprudential framework. The decisions on policy rate hikes, quantitative tightening, selective credit tightening and macroprudential simplification have been taken concurrently in an iterative and gradual manner.

Quantitative tightening policies have been put in place to absorb excess liquidity in the banking system. In addition, selective credit tightening policies have been implemented to support the rebalancing process in domestic demand.

Due to high inflation, the minimum wage in Türkiye was revised twice per year in 2022 and 2023 as opposed to the one-time update seen in previous years. When minimum wages were updated in January and July 2023, the Republic observed that labor-intensive sectors, especially services, exhibited higher month-on-month inflation rates. This, in turn, deteriorated inflation expectations and the price-setting behavior across sectors. Thus, the frequency and magnitude of minimum wage updates have been viewed with greater importance than before.

The most recent minimum wage hike occurred in 2024, and it was announced that there would be no additional increase for the rest of 2024.

Recent inflation adjustments made to wages and pensions have been largely consistent with the assumptions in the Inflation Report in November 2023, hence they were largely factored into inflation projections in the report.

The CBRT believes that the most important issue to monitor will be the pass-through of minimum wages to prices. Historically, the CBRT has observed that a 10% increase in minimum wages raises inflation by approximately 1 percentage point.

With the ongoing, determined tight monetary policy adopted by the CBRT, the Republic has seen improvements in a wide array of indicators including credit growth, inflation expectations and the demand for TL assets. The CBRT’s current projection is that annual inflation will decline to 36% at the end of 2024, down from the 65% at the end of 2023. The inflation is also projected to be 14% at the end of 2025, and to 9% at the end of 2026.

As of January 1, 2024, new FX-protected TL deposits accounts will not be opened, and existing FX-protected TL deposits accounts will not be renewed upon maturity. New account openings and renewals at maturity will continue in FX-protected deposits with foreign currency conversion.

On January 25, 2024, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 42.5% to 45%. According to the press release published on the same day, taking into account the lagged impact of monetary tightening, the Monetary Policy Committee assessed that the monetary tightness required to establish the disinflation course has been achieved and that this level will be maintained as long as needed. The Monetary Policy Committee stated that the current level of the policy rate will be maintained until there is a significant decline in the underlying trend of monthly inflation and until inflation expectations converge to the projected forecast range. The Monetary Policy Committee stated that it will reassess the stance of monetary policy if notable and persistent risks to the inflation outlook emerge.

On January 30, 2024, the Central Bank decreased the reserve requirement ratios from 30% to 25% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and increased the additional reserve requirement ratio for FX-denominated deposits/participation funds maintained in TL from 4% to 8%.

In accordance with a decree published in the Official Gazette No. 32449 dated February 3, 2024, Mrs. Hafize Gaye Erkan was dismissed, and Mr. Fatih Karahan was appointed as new Governor of the Central Bank.

On February 5, 2024, the CBRT published press release regarding reserve requirements. According to the press release, in order to strengthen the monetary transmission mechanism, increase the share of Turkish lira deposits, and support the transition from FX-protected deposits to Turkish lira deposits, reserve requirements of eligible deposit banks maintained for their Turkish lira deposit and FX-protected deposit accounts with a maturity longer than one month will be subject to remuneration every three months. On the other hand, participation banks will be provided with a discount on the amount of their Turkish lira reserve requirements to ensure a similar effect.

On February 8, 2024, the Central Bank released the first Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 36% at the end of 2024, and to 14% at the end of 2025, and to 9% at the end of 2026. According to the report, it is projected that there will be temporary increases in inflation in the first half of 2024, but that inflation will decline steadily starting from the second half of the year. While creating inflation forecasts, a policy framework was taken as a basis in which the required level of monetary tightness to establish disinflation was reached and this level would be maintained as long as necessary. In addition, the report emphasizes once again that monetary tightness will be reviewed if a significant deterioration in the inflation outlook is anticipated.

On February 22, 2024, the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 45%. According to the press release published on the same day, the Monetary Policy Committee stated that the current level of the policy rate will be maintained until there is a significant and sustained decline in the underlying trend of monthly inflation and until inflation expectations converge to the projected forecast range. The monetary policy stance will be tightened in case a significant and persistent deterioration in inflation outlook is anticipated. Moreover, the monetary transmission mechanism will be supported in case of unanticipated developments in credit growth and deposit rates. In order to support the monetary tightness, developments in market liquidity will be closely monitored and sterilization tools will be used whenever needed.

On March 6, 2024, the CBRT published press release regarding additional tightening measures. According to the press release, the CBRT has taken additional tightening measures to reinforce its commitment to tight monetary policy stance. In line with this objective, the following adjustments have been made within the scope of the loan growth-based securities maintenance practice: i) the monthly growth limit for TL commercial loans, previously set at 2.5%, has been reduced to 2%, ii) The monthly growth limit for general purpose loans, previously set at 3%, has been revised down to 2%. The 2% limit for vehicle loans remains unchanged. According to the decision taken regarding TL commercial loans, loans targeting exports, investments, agriculture and tradesmen as well as loans extended to public institutions and in the earthquake zone will remain exempt from this restriction.

On March 21, 2024, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 45% to 50%. According to the press release published on the same day, the Committee has also decided to adjust the monetary policy operational framework by setting the Central Bank overnight borrowing and lending rates 300 basis points below and above the one-week repo auction rate, respectively. The press releases stated that this tight monetary stance will be maintained until a significant and sustained decline in the underlying trend of monthly inflation is observed, and inflation expectations converge to the projected forecast range. Monetary policy stance will be tightened in case a significant and persistent deterioration in inflation is foreseen.

On April 25, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.89% and a relatively low non-performing loan ratio of 1.60% as of January 2024.

As of January 2024, the loan to deposit ratio and return on average assets of the banking sector were 81.97% and 0.13%, respectively.

As of March 25, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts were between 0% and 25.0% depending on maturity. As of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). Furthermore, as of same date, the RRRs were 25.0% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and 10% for FX-protected deposit accounts up to 1-year, with 1-year or longer maturity. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the Banking Regulatory and Supervision Agency (BRSA) on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

Following the earthquakes that happened on February 6, 2023, the BRSA took new decisions, in order to reduce the negative effects of the disaster. Accordingly:

•	Pursuant to the BRSA Decision dated February 7, 2023, numbered 10503, for the 6 months following February 6, 2023:

•

The maturities of the new loans to be provided to the persons residing in the affected regions or restructurings for the same customers, can be determined by the banks without limitations set out in the Regulation on Loan Transactions of Banks and relevant BRSA decisions. Same rule applies to the financial lease, factoring and financing companies.

•	For the credit card transactions on sales of goods and services in the affected regions, credit card installment terms as determined by the BRSA, shall be doubled.

•	Pursuant to the BRSA Decision dated February 10, 2023, numbered 10507:

•

The minimum payment amount was determined as 20% of the term debt, without being associated with any limit. The issue regarding the use of cash, the closing and cancellation of the credit cards for which the minimum amount has not been paid until the debt is fully paid were left to the discretion of the banks. Banks were allowed to define grace periods by not demanding their receivables, including the minimum amount, during the postponement of their card debts.

•	The total limit of credit cards that can be obtained by real persons in case the monthly or annual average income level cannot be determined has been increased from TL 2000 to TL 5000.

•

In case the principal and interest payments of consumer and vehicle loans extended by banks, financial leasing, factoring and financing companies are postponed upon the request of customers, it was decided not to consider the postponement period within the maturity limits determined in the relevant legislation.

•

Upon the request of the customers, the principal and interest payments will be postponed for a minimum of 6 months, and the customer’s request will not be sought if the postponement is made without demanding interest/profit share.

•	Pursuant to the BRSA Decision dated February 14, 2023, numbered 10508:

•

Publicly traded banks’ repurchase of their own shares on the Borsa İstanbul A.Ş. Equity Market after February 6, 2023, will not to be taken into account as a discount item from the core capital in the application of subparagraph (a1) of the fourth paragraph of Article 9 of the Regulation on Banks’ Equity, and will not to be included in the calculation of the amount subject to credit risk and amount subject to market risk in the application of the Regulation on Measurement and Evaluation of Capital Adequacy of Banks.

•	Pursuant to the BRSA Decision dated February 23, 2023, numbered 10524:

•

The BRSA Decision dated February 7, 2023, numbered 10503, the BRSA Decision dated February 10, 2023, numbered 10507 and the BRSA Decision dated February 14, 2023, numbered 10508 shall be applied in the areas that are designated as “Disaster Area Affecting General Life” pursuant to the “Regulation on the Fundamental Rules Regarding the Effectiveness of Disasters in General Life”.

Until January 1, 2024, high risk weights in relation to: (i) customer credit cards and customer loans for individuals affected from the earthquake within the scope of the BRSA decision dated July 1, 2021; and (ii) commercial cash loans within the scope the BRSA decisions dated April 28, 2022 and October 21, 2022 shall not apply for those provided to clients affected from the earthquake, after February 6, 2023. On February 24, 2023, pursuant to article 12/A of “Regulation on Loan Transactions of Banks”, BRSA decided the ratio of the loan amount to the value of the house taken as collateral as follows:

Maximum Loan Amount That Can Be Used for The Purchasing of First Hand Housing

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 5 million TL	Value x %90	Value x %85	Value x %80
5 million TL < Housing Value ≤ 10 million TL	Value x %80	Value x %75	Value x %70
10 million TL < Housing Value ≤ 20 million TL	Value x %70	Value x %65	Value x %60
20 million TL < Housing Value	Value x %60	Value x %55	Value x %50

Maximum Loan Amount That Can Be Used for The Purchasing of Second Hand Housing and Mortgage Loans

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 1 million TL	Value x %90	Value x %90	Value x %90
1 million TL < Housing Value ≤ 2 million TL	Value x %70	Value x %65	Value x %60
2 million TL < Housing Value ≤ 5 million TL	Value x %60	Value x %55	Value x %50
5 million TL < Housing Value ≤ 10 million TL	Max. 3 million TL	Max. 2,75 million TL	Max. 2,5 million TL
10 million TL < Housing Value	Value x %0	Value x %0	Value x %0

Also, the loans in which is the scope of the new housing finance program, “My New Home” shall not be subject to this decision.

With its decision dated March 23, 2023, the BRSA allowed Asır Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated March 23, 2023, BRSA granted an operating license to Hayat Finans Katılım Bankası A.Ş.

With its decision dated March 23, 2023, the BRSA allowed Ziraat Dinamik Banka A.Ş. to be established as a digital bank.

With its decision dated March 30, 2023, BRSA granted an operating license to T.O.M. Katılım Bankası A.Ş.

On March 29, 2023, Turkey Wealth Fund announced that it had completed capital injections worth TL 111.7 billion into T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş. and Türkiye Vakıflar Bankası T.A.O.

With its decision dated April 7, 2023, BRSA granted an operating license to Tera Yatırım Bankası A.Ş. Pursuant to the BRSA Decision dated April 27, 2023, numbered 10585, due to the Kahramanmaras¸ Earthquakes in early 2023, it was decided that the deadline for rights holders’ demand applications with respect to time-barred deposits, participation funds, deposits and receivables held by banks for the year 2022 would be postponed to September 15, 2023 from June 15, 2023, and amounts for the year 2022 which are not sought by the applicable beneficiaries and heirs, together with the interest and dividends, can be transferred to the accounts at the Central Bank of the Savings Deposit Insurance Fund or at banks to be determined by the Savings Deposit Insurance Fund Board, until September 30, 2023.

With its decision dated May 4, 2023, the BRSA allowed SLM Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated June 1, 2023, the BRSA granted an operating license to Q Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA granted an operating license to Hedef Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA allowed Enpara Bank A.Ş. to be established as a deposit bank.

With its decision dated August 3, 2023, the BRSA allowed Colendi Bank A.Ş. to be established as a digital bank.

With its decision dated September 28, 2023, the Central Bank authorized İşte Pay Ödeme Kuruluşu AŞ to operate as an electronic money institution.

With its decision dated September 28, 2023, the Central Bank expanded the scope of Papara Elektronik Para AŞ’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 20, 2023), the Central Bank authorized Dinamik Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Faturakom Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Föy Fatura Ödeme Kuruluşu A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), The CBRT expanded the scope of Paybull Ödeme Hizmetleri ve Elektronik Para A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank temporarily suspended Ődeme Kuruluşu Hizmetleri A.Ş.’s operating license.

With its decision dated October 9, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Paynet Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated October 19, 2023, the BRSA canceled the establishment license of Kasa Katılım Bankası due to the fact that it had not applied for a valid operating license.

With its decision dated November 2, 2023, the BRSA granted an operating license to BLG Varlık Yönetim A.Ş.

With its decision dated November 9, 2023, the BRSA granted an operating license to AGS Altın Gezegen Varlık Yönetim A.Ş.

With its decision dated November 23, 2023, the BRSA expanded the scope of Türkiye Emlak Katılım Bankası AŞ’s operating license.

On November 23, 2023, the BRSA board of directors decision to allow Adabank A.Ş.’s transformation into a participation bank.

With its decision dated November 23, 2023, the BRSA granted an operating license to Mint Finansman A.Ş.

With its decision dated November 30, 2023, the BRSA canceled the operating license of Mercedes-Benz Finansal Kiralama Türk A.Ş.

With its decision dated December 12, 2023, the BRSA announced that institutions or organizations authorized to regulate and supervise their own fields have been given the freedom to determine different transition dates for the implementation of inflation accounting, and in this context, the financial statements of banks and financial leasing, factoring, financing, savings finance and asset management companies dated December 31, 2023 are within the scope of TMS 29. It was decided not to subject it to the required inflation adjustment.

With its decision dated December 26, 2023, the BRSA granted an operating license to EPS Varlık Yönetim A.Ş.

With its decision dated January 11, 2024, the BRSA announced that it has decided that banks, financial leasing, factoring, financing, savings financing and asset management companies will switch to inflation accounting as of January 1, 2025.

PUBLIC FINANCE AND BUDGET

From January to February 2024, the Central Government consolidated budget expenditures were approximately TL 1,457.9 billion (compared to approximately TL 710.7 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 1,153.4 billion (compared to approximately TL 507.906 billion in 2023), the Central Government consolidated budget deficit was approximately TL 304.517 billion (compared to a deficit of approximately TL 202.802 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 128.594 billion (compared to a surplus of approximately TL 147.220 billion in 2023).

In February 2024, the Central Government consolidated budget expenditures were approximately TL 689.9 billion (compared to approximately TL 389.4 billion during the same month of 2023), the Central Government consolidated budget revenues were approximately TL 536.1 billion (compared to approximately TL 218.8 billion during the same month of 2023), the Central Government consolidated budget deficit was approximately TL 153.8 billion (compared to a deficit of approximately TL 170.6 billion during the same month of 2023), and the Central Government consolidated budget primary deficit was approximately TL 98.9 billion (compared to a deficit of approximately TL 136.3 billion during the same month of 2023).

A Central Government budget deficit to GDP ratio of 6.4% for 2023 and 6.4% for 2024, and 3.4% for 2025 are expected through the 2024-2026 Medium Term Program that was announced on September 6, 2023. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2022	2023	2024 (January- February Cumulative)	2024 (February)
Budget Expenditures	2,942,748	6,585,456	1,457,873	689,905
1-Excluding Interest	2,631,845	5,910,841	1,281,950	635,075
Compensation of Employees	615,296	1,324,530	460,379	200,129
Social Security Contributions	96,864	185,735	55,588	25,033
Purchase of Goods and Services	257,660	452,855	69,916	42,859
Current Transfers	1,126,363	2,373,641	578,951	294,295
Capital Expenditures	276,896	542,997	50,796	32,738
Capital Transfers	48,822	858,059	2,095	1,816
Lending	209,944	173,025	64,226	38,204
2-Interest	310,903	674,615	175,923	54,830
Budget Revenues	2,800,088	5,210,488	1,153,356	536,107
1-General Budget Revenues	2,738,809	5,097,145	1,106,828	501,570
Taxes	2,353,438	4,500,866	923,492	406,291
Property Income	104,705	133,092	42,841	31,862
Grants and Aids and Special Revenues	28,000	29,543	21,274	5,961
Interest, Shares and Fines	237,727	408,974	115,001	55,503
Capital Revenues	12,357	17,314	2,586	1,036
Collections from Loans	2,583	7,356	1,633	917
2-Special Budget Institutions	48,430	88,172	32,278	23,498
3-Regularity & Supervisory Institutions	12,849	25,171	14,250	11,039
Budget Balance	-142,660	-1,374,968	-304,517	-153,798
Balance Excluding Interest	168,243	-700,353	-128,594	-98,968

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 6618, dated December 28, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2023. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2023.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts, such benefits are later extended to December 31, 2023 by the Law No. 7420.

Following the earthquakes on February 6, 2023, the Ministry of Treasury and Finance announced on February 7, 2023 and on February 21, 2023, that a state of force majeure has been declared until July 31, 2023 for taxpayers located in the earthquake zone. As of the date of the earthquake, the tax obligations of the taxpayers in the earthquake zone have been postponed until July 31, 2023. The Ministry of Treasury of Finance further announced on February 19, 2023 that for the taxpayers in affected region; (i) motor vehicles tax will benefit from the above postponement; (ii) tax declarations for the first temporary tax period shall not be requested; (iii) tax liabilities can be restructured without interest or penalty up to 24 months term. In addition, all in-kind or cash donations made to aid campaigns initiated by the Presidency can be considered as a discount in the determination of the tax bases of the relevant year.

On February 23, 2023, pursuant to the Law No. 7256 and Law No. 7326, the Presidential Decision on Restructuring of Some Claims (numbered 6831) was published in the Official Gazette. According to the decision, public debt of the people in the earthquake zone for whom a state of force majeure has been declared was restructured.

On March 2, 2023, Circular on Value Added Tax (numbered 70) was published by the Ministry of Treasury and Finance Revenue Administration. According to the Communique, export periods for export-registered deliveries goods were extended in places where the state of Force Majeure was declared due to the earthquakes in February 2023 pursuant to the article 11/1-c of Value Added Tax Law (numbered 3065).

The Law on the Amendment to the Social Security and General Health Insurance Law and the Statutory Decree-Law No. 375 (“Law No. 7438”), which eliminates the age requirement for retirement and offers early retirement to millions of citizens, was published in the Official Gazette dated March 3, 2023. Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette dated March 21, 2023. The law provides that all cash donations and other aid made to the Disaster Reconstruction Fund are deductible for both individual income tax and corporate income tax purposes.

According to Presidential Decision No. 7344, dated July 6, 2023, the amounts of the fixed fees for a range of government services, including fixed judicial, notary, land registry and other governmental fees applicable for 2023 in accordance with the Fees Act numbered 492 were increased by 50%, with the exception of the driving license fees. Also, the registration fee for mobile phones that had been brought from abroad was increased to TL 20,000 from TL 6,091.

According to Presidential Decision No. 7345, dated July 6, 2023, the Bank Insurance and Transaction Tax (BSMV) which was applied to consumer loans was increased to 15% from 10%.

According to Presidential Decision No. 7346, dated July 6, 2023, the 8% rate of VAT which was charged on some goods and services was increased to 10% and the 18% rate of VAT which was charged on some goods and services was increased to 20%.

On July 15, 2023, Law No. 7456 on Implementing Additional Motor Vehicles Tax to Compensate Economic Losses Caused by February 6, 2023 Earthquakes and Amending Certain Laws and Decrees Having the Force of Law was published in the Official Gazette. Pursuant to this law, the following amendments, among others, were enacted:

Motor Vehicle taxes on vehicles which were registered as of July 15, 2023 and would be registered for the first time until December 31, 2023, would be doubled for 2023 only.

Corporate tax was increased to 25% from 20% and corporate tax for banks and financial institutions was increased to 30% from 25%, while the corporate tax discount for exporter companies was increased to 5% from 1%.

The President’s power to increase the fixed Special Consumption Tax, levied on certain specified goods in the Republic, which was up to one and half times was changed to up to five times.

FX-protected TL deposits supported before by Ministry of Treasury and Finance would be supported by the Central Bank.

According to Presidential Decision No. 7390, dated July 15, 2023, the Special Consumption Tax amount of some goods including oil was increased.

On July 15, 2023, Law No. 7457 on Amending the Central Government Budget Law, which increased the general budget revenue forecast by TL 1,119,514,513,000, was approved in the parliament.

On October 17, 2023, the 2024 Central Government Budget Law Proposal was submitted to the Grand National Assembly of Türkiye. On October 26, 2023, the budget debates began at the Plan and Budget Commission of the Grand National Assembly of Türkiye.

On December 31, 2023, the 2024 Central Government Budget Law was published in the Official Gazette. According to the Law, the general budget expenditures and revenues were forecasted to be TL 11,007,879,053,000 and TL 8,353,029,549,000, respectively.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$7.2 million as of March 28, 2024.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.49 billion as of March 28, 2024.

DEBT

In February 2024, the average maturity of the Republic’s domestic cash borrowing was 51.6 months, as compared to 72.6 months in February 2023. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 34.87% in February 2024, compared to 11.03% in February 2023.

The total gross outstanding external debt of the Republic was approximately U.S.$482,639 million (at then- current exchange rates) at the end of the third quarter of 2023.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2022 Q4	2023 Q1	2023 Q2	2023 Q3
GROSS EXTERNAL DEBT	459,261	476,767	478,399	482,639
SHORT-TERM	149,103	161,573	165,757	168,854
Public Sector	28,895	33,341	31,083	31,829
Central Bank	32,790	39,321	46,234	45,714
Private Sector	87,418	88,911	88,440	91,311
LONG-TERM	310,158	315,194	312,642	313,785
Public Sector	157,322	163,999	164,263	162,977
Central Bank	0	0	0	0
Private Sector	152,835	151,195	148,379	150,808

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 30.5% in the third quarter of 2023. The Republic also maintains a large cash balance to cover its financing needs. As of March 26, 2024, the Republic’s cash account with the Central Bank stood at approximately TL 680.9 billion. As of year-end 2023, it was approximately TL 770.0 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2024, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023		2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	26,276
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	4.5
Unemployment (%)	11.0	13.7	13.1	12.0	10.4	9.4		9.1	**
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77		67.07	***
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22		47.29	***
Current Account Balance (in millions of U.S.$)	-20,151	10,798	-31,914	-7,398	-49,085	-45,383		-37,516	**
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,583		121,804	***
Public Sector Borrowing Requirement/GDP (%)	2.5	3.2	3.9	2.5	2.4	6.4	*	5.9	*

*	2024-2026 Medium Term Program.
**	As of January 2024. Unemployment data for January 2024 is seasonally adjusted.
***	As of February 2024.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From March 7, 2024 to March 26, 2024, the Istanbul Stock Exchange National 100 Index decreased by 2.73%.

DESCRIPTION OF THE REPUBLIC OF TÜRKİYE

Türkiye has an executive presidential system of government. Since its founding in 1923, Türkiye has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Türkiye is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Türkiye (the “Central Bank” and “CBRT”) and reform the tax system. Türkiye moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Türkiye has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Türkiye has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2022, agriculture, industrial sector and services sector accounted for 6.5%, 27.1% and 55.4% of GDP respectively. The average GDP growth rate during the 2018-2022 period was 4.9%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Türkiye, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Türkiye’s location has been a central feature of its history, culture and politics. Türkiye’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Türkiye’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Strait of İstanbul, the Sea of Marmara and the Strait of Çanakkale.

Türkiye has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Türkiye is among the countries that are most affected by natural disasters on a global scale due to its tectonic, seismic, topographic, and climactic structure. Although disasters such as floods, avalanches, landslides, and fires are common in the country, earthquakes are typically the most devastating natural disasters in Türkiye. According to the 2018 Earthquake Hazard Map of Türkiye, a significant portion of Türkiye’s population and most of its economic resources are located in seismically hazardous areas. On average, Türkiye and its surrounding areas experience two 5 to 5.9 magnitude earthquakes per month and have experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Türkiye’s economy. In addition to natural disasters, man-made disasters are also an area of concern for AFAD.

The total number of earthquake monitoring stations across Türkiye reached 1143 between 2017-2021, which represents the 2nd largest earthquake monitoring network in Europe. The number of stations also includes GPS and borehole stations.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Türkiye to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Türkiye adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4, which was published in the Official Gazette on July 15, 2018, reformed AFAD (previously an agency under the office of the Prime Ministry) as an agency under the Ministry of Interior. Decree No. 4 defines the purpose and scope of the Presidency as follows: “to take the necessary measures for the effective provision of services concerning disaster and emergency recovery and civil defense at a country level, ensuring preparedness and risk reduction before events occur; to provide coordination among institutions and agencies in charge of response and recovery operations during and after such events; to conduct and coordinate humanitarian aid operations at home and abroad; and to formulate and implement policy recommendations related to these issues.”

AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies. Notwithstanding its position as the sole authority on disasters and emergencies, AFAD cooperates with a range of government institutions and non-governmental organizations depending on the nature and severity of disasters.

The mission of AFAD for the period from 2019 to 2023 is “to engage in the efforts required for the effective management of processes relating to disasters and emergencies, to ensure coordination among the relevant institutions and agencies, and to formulate policies in this field”. AFAD aims to serve as an organization that focuses on risk management, with an awareness of the importance of sustainable development that takes care to ensure efficiency, effectiveness and reliability in the provision of services, that is influential on an international level and that effectively coordinates all agencies involved in disaster management. Considering the need to raise public awareness of disasters and emergencies, as well as the level of preparedness, in parallel with efforts to reduce risks in the strategic plan period, the Presidency’s vision was revised to “Building a disaster-resilient community”.

Under the National Earthquake Strategy Action Plan prepared by Earthquake Department, AFAD is responsible for updating and developing the Building Earthquake Code, taking into account the Eurocode, under the principle of “safe settlement and earthquake-resistant construction”. The updated “Turkish Building Earthquake Code” was published in the Official Gazette dated March 18, 2018 and numbered 30364 and entered into force as of January 1, 2019.

The National Earthquake Research Program (UDAP), which was published in the Official Gazette dated April 27, 2012 and numbered 28276, is intended to support scientific research in order to produce new information and solve technological problems, and to use the country’s resources effectively and efficiently by transforming these researches into projects that can be transferred to a multi-participatory structure and practice. Within the scope of UDAP, 35 projects were supported between 2017-2021.

AFAD’s strategic plan, developed with a participatory approach on a solid foundation that takes into account national and international conjuncture, was created around six components, which are “Coordination and Communication, Risk Mitigation, During and Post-disaster, Social Awareness, International Influence and Institutional Capacity”, as well as the goals that serve these themes. As the successor of the Hyogo Framework for Action, covering the period from 2015 to 2030, the Sendai Framework seeks to reduce losses resulting from disasters, prevent new risks, mitigate existing risks and enhance resilience to disasters. The Sendai Framework for Disaster Risk Reduction defines the basic building blocks for disaster management until 2030 and is the main reference source for the national development plans and programs, as well as for AFAD’s Strategic Plan.

In 2012, AFAD published the National Earthquake Strategy and Action Plan 2012-2023. The main objective of this plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

As of 2021, 53 Action items of the 80 set forth in the plan were completed. A total of 13 Strategies were completed within the framework of the Strategy and Action Plan. 7 responsible organizations completed all of their action items.

In order to enhance coordination and improve the management of risks and dangers posed by disasters in Türkiye, AFAD introduced a novel disaster management model known as the “Integrated Disaster Management System”, which is intended to prioritize Türkiye’s transition from crisis management to risk management.

The Integrated Disaster Management System consists of four axes:

1-Mitigation: This axis covers activities focused on reducing or eliminating the likelihood of loss or lessening its intensity through risk evaluation.

2-Preparedness: This axis covers preparation and training activities for disaster intervention procedures through coordination of people and institutions.

3-Response: This axis covers activities focused on determining and meeting all necessities that may arise as a result of disasters and emergencies as promptly as possible.

4-Recovery: This axis covers the activities that are focused on normalizing, and if possible, further improving all life systems that have been disrupted due to disaster or emergency, in the fastest and most targeted way.

Within the framework of the integrated disaster management system, there are various initiatives designed to correctly distribute tasks among all stakeholders and to encourage effective monitoring and evaluation of these tasks for management policies, strategies and practices regarding disasters and emergencies. The Türkiye Disaster Management Strategy (TAYS), a strategic plan that will serve as the framework document of Türkiye’s disaster management system, is being prepared. TAYS will include the responsibilities and task distribution of all stakeholders related to disaster management. The objectives of this plan are (i) to increase the effectiveness of all sectors in disaster management, (ii) to prioritize urgent needs and (iii) to increase social resilience against disasters. TAYS studies are expected to be completed by the end of 2023.

Türkiye Disaster Risk Reduction Plan (TARAP) is a national plan covering the years 2022 through 2030 that defines the activities that need to be carried out before the outbreak of disasters to minimize disaster risks, and to designate responsible parties and their responsibilities within a process. The aim of TARAP is to reduce disaster risks by means of effective and efficient use of resources. TARAP is also intended to serve as a roadmap for preventing or minimizing disaster-related losses by creating resilient societies and safe living spaces. There are 17 objectives, 66 targets and 227 risk reduction actions in TARAP. The categories of disasters addressed in TARAP strategies are as follows: “Earthquake, Mass Movements, Flood, Climate Change, Forest Fires, Infectious and Epidemic Diseases, Chemical-Biological-Radiological-Nuclear Threats (CBRN), Major Industrial Accident, Hazardous Material Transportation, Mining Accidents, Mass Migration and Other Disasters”. TARAP was published in 2022 and entered into force. The monitoring and evaluation process of the actions included in TARAP is ongoing.

Provincial Level Disaster Risk Reduction Plan (İRAP) is intended to address disaster preparedness at the provincial level, by defining the responsible parties, and setting forth work to be done prior to any disaster in the form of actions to minimize their effects. İRAP plans are constited of City Profiles, Disaster Risk Assessments, Capacity Analyses on DRR, Goals, Objectives, Risk Reduction and Adaptation Actions, and Monitoring and Evaluation. We determine the possible impacts of disasters at the district and neighborhood level, considering the social risks in the province and evaluate measures that can be taken before a disaster in order to minimize risks or to adapt. The İRAP studies that started in Türkiye in 2019 progressed rapidly and the plan studies for all our provinces are expected to be completed by the end of 2023. In 2020, 7 provinces completed their İRAP studies. As of the beginning of 2021, all of the provinces in Türkiye had started İRAP studies. The provinces that have completed their İRAP studies have started to implement the the resultant action plans.

The Türkiye Disaster Response Plan (“TAMP”) has been in effect since 2014 and the Türkiye Post-Disaster Recovery Plan (TASIP) is in the preparation phase.

After the Van Earthquake in October 2011, the need for a comprehensive action plan became clear as then-current legislation in Türkiye was no longer fulfilling present day’s needs. New studies and plans on disaster management emerged due to advances in technology and increased disaster awareness. Following a detailed inspection of various types of events; a plan was created to define the roles and responsibilities for all parties involved in disaster and emergency response situations to determine the basic principles of a response plan in all three phases: before, during and after disaster and emergency situations. AFAD named this plan TAMP.

TAMP is flexible, modularly-structured and adaptable to all types and scales of disasters and guides the planning and coordination of public institutions and non-governmental organizations in the event of a local- or national-level disaster to minimize the loss of life and property via efficient resource management. TAMP gives responsibilities to personnel of all parties involved (ministries, the public institutions and non-governmental organizations) in the wake of a local- or national-level disaster to work under different working groups. Personnel, equipment and resource analysis is carried out to analyze the current situation and identify the strengths and weaknesses in current disaster response procedures so as to increase the disaster and emergency management capacity in Türkiye. Currently, TAMP is in force and is applied in every disaster situation.

Since its foundation, AFAD has been adhering to the philosophy of switching from crisis management to risk management. As a result, the risk management and risk reduction efforts in the Republic have been given fresh impetus. In 2017, the Disaster Risk Reduction System (ARAS) Project was launched for the purpose of using different methods for landslide, rockfall and avalanche risk analysis so that more accurate maps can be produced and analysis can be performed, stored and shared on the same platform. As of year-end 2020, the ARAS system has been made available in the 81 provinces and continues to be actively used. Landslide, rockfall, avalanche susceptibility and hazard maps have been produced for all provinces and shared with the public institutions and organizations that act as stakeholders in disaster risk mitigation.

In line with its strategic goals, AFAD is conducting several capacity-building activities to improve disaster resilience in society. Some of these key activities include disaster risk reduction activities, situational awareness efforts, and humanitarian assistance.

Focusing seriously on disaster risk reduction activities, AFAD completed the pilot study that resulted in the first provincial-level disaster risk reduction plan of Türkiye in Kahramanmaraş. IRAP (the provincial level disaster risk reduction plan) has 3 goals, 21 targets and 225 actions. Most of the actions address the recommendations of the Sendai Framework priorities, and thus aim to reduce and prevent disaster risks. In the plan, relevant stakeholders have been designated to accomplish actions in a specific implementation period. In 2020, 6 more provincial plans were completed. At the end of 2020, a guide was prepared and published with a circular. In line with the guideline, 74 provinces prepared their plans by the end of 2021. IRAP addresses the need to manage underlying disaster risk drivers and strengthen good governance in disaster risk management with a focus on local governments, including authorities and managers at city or other sub-national levels.

With the aim of increasing disaster awareness in society, AFAD launched the “Disaster Prepared Türkiye Raising Awareness and Training Project” in 2013. The main objective of this project is to raise awareness among citizens about the disaster risks, with a special focus on earthquakes, in the area they live in, to take measures to reduce the damage that they and their families may experience in their homes and work places, and to prepare them for the moment of disaster and the aftermath. Between 2013 and 2020, more than 32 million citizens were reached under the project through face-to-face indoor trainings, practices at three mobile earthquake simulation trucks and three simulation centers at key cities in Türkiye.

Within the framework of the integrated disaster risk management approach and with the mission of creating a disaster-resilient society, between July 2019 and August 2020, AFAD has conducted a risk information and communication campaign titled “Year of Disaster Preparedness”. Under this campaign, awareness-raising activities were carried out on the provincial and national level with different themes of disaster management such as “Preparing Emergency Kit”, “Emergency Assembly Areas”, “Disaster Insurance”, “Safe Buildings”, “First Aid”, “Volunteering”, “Fire” and “Disaster Drills”.

2021 was declared as the “Disaster Training Year”, as a continuation of previous projects, with the purpose of increasing the public’s level of disaster awareness and initiating a change in disaster risk reduction and prevention habits. The overall target of this campaign is to reach 50 million people through various activities carried out in cooperation with ministries and public agencies, nongovernmental organizations (such as search and rescue and humanitarian NGOs, chambers, unions of different professions, sport federations etc.), the private sector and universities:

•

Since the beginning of 2021, over 15 million citizen received one hour of online or face to face “Disaster Awareness Training”, covering topics of prevention and preparedness for earthquake, flood, landslide, fire and avalanche at the individual and household levels. Other trainings such as “Fire Awareness”, and “Basics of Search and Rescue” are also conducted for citizens widely.

•

In order to raise awareness levels of public authorities and improve local capacities relating to disaster and emergency management at the local and national level, Governors, local administrators, Mukhtars/Heads of Villages and Village Council Members attend disaster awareness and disaster management training programs.

•

Public spot videos, animations, posters and booklets (in Turkish, English and Arabic) concerning different types of disaster risks were prepared and accessible through official web sites and social media accounts.

The following trainings were completed as of 2022.

I.	Disaster Awareness Training was given to 56,232,958 citizens and Disaster Awareness Instructor Training was provided to 18,169 personnel.

II.	240,410 people were given CBRN Awareness and Suspicious Mail Training.

III.	The number of views of educational videos about disasters on social media is 12,907,770.

IV.	Disaster Awareness Training was provided in numerous provinces throughout Türkiye through the use of the Republic’s Mobile Simulation Trucks.

V.	Training was given to 47,120 headmen and 142,308 village committee members.

VI.	Disaster Awareness Training was provided to 25,268 neighborhood security officers, 30,189 village security guards and volunteer village security guards, and 157,595 private security guards.

VII.	Training was provided to 356,956 association members from 9,365 associations.

VIII.	Disaster Awareness Trainings are given to the mosque community in mosques; 6,495,241 people have been reached through these trainings.

IX.

Tent Setting Training is given to Gendarmerie General Command, General Directorate of Police, Coast Guard Command, Ministry of National Education and Fire Brigade personnel and members of AFAD Volunteers and non-governmental organizations, and 86,761 people have been given this training.

X.	Disaster Training Tents have started to been placed in city squares as of June 2021,reaching 2,442,585 citizens.

XI.

161,000 Disaster and Emergency Bags, 12,785,000 Posters and Brochures, 650,000 Disaster Awareness Manuals for children, 15,000 Disaster Box Games, 350,000 coloring books and 73,000 puzzle games were distributed to our provinces.

XII.	Disaster Awareness Area in Konya Science Center was opened to visitors and a 3D animation film was prepared for the planetarium center; 217,809 people visited the center in 2021.

Aiming to get volunteers involved in disaster management, AFAD initiated the AFAD Volunteerism System Project in 2018. The scope of the project is to ensure that persons wishing to take a voluntary role in any phase of the disaster management cycle can participate in accordance with certain standards, identify the fields of volunteer activity, increase volunteer capacities through trainings and monitor volunteer performance within the system. The aim here is to construct a voluntary pool within the AFAD Volunteerism System, aimed at directing people in the pool to be able to work effectively in coordination with professional staff during every phase of disaster management cycle.

The Turkish nation has an enduring tradition of humanitarian aid emanating from its history and culture. In addition to disaster and emergency management activities within Türkiye, AFAD also carries out humanitarian aid operations abroad. Türkiye has always perceived providing international aid to countries during times of natural disasters, war, poverty and social clashes as a humanitarian duty and an important element in achieving a stable international community.

Between 2009 and 2022, Türkiye has carried out humanitarian aid operations in order to help people affected by disasters and emergencies such as earthquakes, floods, drought, famine, fire and internal conflicts within the framework of the humanitarian aid principles. AFAD’s contributions have increased over the years and humanitarian assistances of AFAD have been received above 70 countries across 5 continents. According to the Global Humanitarian Assistance Report, Türkiye provides the most humanitarian aid as a percentage of its gross national product.

In addition to implementing activities within the scope of humanitarian aid in different parts of the world under the coordination of AFAD, Türkiye carries out many projects in northern Syria.

Between 2018 and 2022, under the coordination of AFAD with NGO and INGO, Türkiye’s humanitarian aid activities have continued in Northwest Syria. Many projects are carried out to find permanent solutions to problems in the region, in particular the issue of housing. Briquette houses were built in cooperation with civil society. Attempts to provide permanent shelter have now been initiated. It is aimed to constitute not only areas for sheltering, but also places for economic pursuits that enhance livelihoods according to the potential of the region, as well as educational and social areas.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Türkiye was 85,279,553 on December 31, 2022. The annual population growth rate for Türkiye in 2022 was 0.71%, compared to an annual growth rate of 1.27% in 2021. Türkiye’s population is relatively young compared to other European countries, and the transformation of Türkiye’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2022, the median age of the population in Türkiye was 33.5, with a median age of 32.8 for males and 34.2 for females. Persons of working age, the age group of 15-64, constituted 68.1% of the total population in 2022.

The largest city in Türkiye, with a population of about 15.9 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Türkiye, with a population of about 5.7 million is the second largest city. Izmir, with a population of about 4.4 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydın, Balıkesir, Bursa, Denizli, Diyarbakır, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Muğla, Sakarya, Samsun, Şanlıurfa, Tekirdağ and Van.

In 2022, total employment was 30.752 million, with approximately 15.8% employed in agriculture, 21.7% in industry and 62.5% in services (including construction). The unemployment rate was 10.4% in 2022. See “Economy—Employment and Wages” for further details.

Türkiye has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 77.7 years for the period of 2019-2021. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.2 per thousand live births for the year 2022. According to the Address-Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased from 91.8% in 2008 to 97.6% in 2022.

Türkiye is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Türkiye, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Türkiye is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Türkiye before the turn of the 20th century and gathered momentum in the aftermath of World War I. Türkiye was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Atatürk was elected as Türkiye’s first President. Atatürk instituted a series of sweeping social reforms that have played a central role in the development of modern Türkiye. The first Constitution of Republic of Türkiye was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Türkiye, and Islamic legal codes were replaced by Western ones. Atatürk’s reforms and Western orientation continue to be the dominant ideological element in Türkiye today.

Türkiye’s current Constitution (the “Constitution”), which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections were held on June 24, 2018 under the amended constitution.

The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet, and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. Pursuant to an amendment made to the Law No. 2839 with the Law No. 7393 published in the Official Gazette on April 6, 2022, parties whose nationwide vote in general elections is less than 7% will not be eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 7% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually. According to another amendment to the Law No. 2389, each party will win seats in the Parliament according to the votes they receive in a particular electoral district, whereas previously parliamentary seats were distributed according to the total votes mustered by members of an alliance. Pursuant to Article 67 of the Constitution, these amendments will not be implemented in elections until one year has passed from the date that they enter into force.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. After a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”) on July 15, 2016, the Parliament approved the declaration of a three-month state of emergency beginning on July 21, 2016, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency was not extended beyond July 18, 2018.

Bilateral discussions between Türkiye and United States regarding the extradition of Fethullah Gülen, the Pennsylvania-based leader of the FETÖ who is accused of masterminding the failed coup, are ongoing.

Elections & Executive Powers

The most recent local elections were held on March 31, 2019. According to the official results from the Election Board, Justice and Development Party (AKP) and Nationalist Movement Party (MHP), (“People’s Alliance”) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while Republican People’s Party (CHP) and İYİ Party, (“Nation Alliance”) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for the opposition CHP’s, Ekrem Imamoglu, won the re-run election with 54.21% of the votes against the AKP candidate, Binali Yildirim, who received 44.99% votes.

Following the approval of the constitutional reform package on April 16, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yildirim in the party was changed to general vice-president on May 21, 2017. On July 19, 2017, Prime Minister Binali Yildirim announced a Cabinet reshuffle, forming the 66th government of the Republic.

General and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. AKP garnered 42.56% of the votes, CHP garnered 22.65%, MHP garnered 11.10%, HDP garnered 11.70%, İYİ Party garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Türkiye’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Türkiye.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment, Urbanization and Climate Change, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade. On April 21, 2021, the Ministry of Labor, Social Services and Family was split in two; the Ministry of Labor and Social Security and the Ministry of Family and Social Services were established.

On May 17, 2021, a new political party, the Homeland Party, was founded by former CHP deputy Muharrem İnce.

On August 26, 2021, a new political party, the “Victory Party”, was founded by former İYİ Party deputy Ümit Özdag.

The following table sets forth the composition of the Grand National Assembly of Türkiye following the elections in May 2023 by total number of seats as of September 12, 2023:

Number of Seats
Justice and Development Party (AKP)	263
Republican People’s Party (CHP)	130
Party of the Greens and the Left Future (YSP)	57
Nationalist Action Party (MHP)	50
İYİ Party	44
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	5
Turkish Workers Party (TİP)	4
Free Cause Party (HÜDA PAR)	4
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Total	600

Source: The Grand National Assembly of Türkiye

Legislation

As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK. On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts. The final judgements of the judicial proceedings against the deputies were read out in the General Assembly of the Parliament. The CHP deputy was found guilty of disclosing secret state documents by the 2nd Penal Department of the Istanbul Regional Court of Justice. HDP’s lawmakers, on the other hand, were arrested for being members of the PKK terrorist group.

On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to his sentencing on terrorism charges, but his deputyship was restored on July 16 2021. On March 17, 2021, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Türkiye’s Constitutional Court (the “Constitutional Court”) returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case. On November 5, 2021, HDP handed over its preliminary defense. On November 29, 2021, the chief public prosecutor of the Supreme Court of Appeal completed his opinion and demanded that the objections and requests raised by the HDP in its preliminary defense be rejected and the HDP be permanently closed. After the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional 4 months to prepare its defense. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defense. On April 19, 2022, HDP has provided its defense to the Constitutional Court over the ongoing case. On September 12, 2022, the Constitutional Court accepted new evidence presented to the Court by the General Prosecution Office of the Supreme Court of Appeal. On September 20, 2022, the Constitutional Court decided to grant HDP an additional 30 days for its defense in response to HDP’s demand for additional time to prepare its defense. On November 25, 2022, HDP provided its additional defense to the Constitutional Court.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Türkiye’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Türkiye) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme

Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

•

Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•

Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the Constitution.

•

Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•

Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•

The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Türkiye is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitutional Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

On May 30, 2019, President Recep Tayyip Erdoğan announced the “Judicial Reform Strategy” document, which is the third strategy document prepared by the Ministry of Justice. In the new strategy document, strengthening the rule of law, protecting and promoting rights and freedoms more effectively, strengthening the independence of the judiciary and improving impartiality, increasing the transparency of the system, simplifying judicial processes, facilitating access to justice, strengthening the right of defense and efficiently protecting the right to trial in a reasonable time were listed as main issues. Under the document, the first reform package on

October 17, 2019, the second reform package on April 14, 2020, the third reform package on July 22, 2020, the fourth reform package on July 8, 2021, the fifth reform package on November 24, 2021, and the sixth reform package on June 23, 2022 were accepted by the Parliament. Some of the important changes in the packages are set out below:

•	With an addition to the Anti-Terror Law, statements of thought that do not exceed the limits of reporting or are made for criticism will not constitute a crime.

•

During the investigation phase, the detention period cannot exceed 6 months for cases that do not fall under the jurisdiction of the high criminal court, and 1 year for cases that fall under the jurisdiction of the high criminal court.

•

The judicial control period cannot exceed 2 years for cases that do not fall under the jurisdiction of the high criminal court, and 3 years for cases that fall under the jurisdiction of the high criminal court.

•

After the acceptance of an indictment, the criminal court of first instance may decide to apply the simple trial procedure for crimes that require a judicial fine or a maximum imprisonment of 2 years or less.

•	The scope of the exceptional provisions previously accepted to be implemented at the appeal stage was expanded.

•	The decisions of criminal courts of peace regarding detention and judicial control would be appealed to criminal courts of first instance.

•

The crimes of intentional killing, intentional injury, torture, and deprivation of liberty committed against a divorced spouse were added to the definition of qualified crimes, as in crimes committed against a spouse.

•

The scope of the decisions of the criminal offices of the regional court of cassation that can be appealed has been expanded. The decision will be made without a hearing, and an appeal may be filed against this decision. The acceptance of a request for postponement or suspension may be subject to assurance or other condition.

•

With the amendment made to the Law on the Regulation of Broadcasts on the Internet and the Fight Against Crimes Committed Through These Publications, the decision to block access for some crimes will be made by blocking access to content.

•

The scope of situations where judges may decide to conduct legal proceedings confidentially under the Civil Procedure Law were expanded. In this respect, if the relevant parties’ superior interests require confidentiality, trials could be held closed to the public.

•

The response time of administrative requests was reduced from 60 days to 30 days, and the waiting period from the date of application, if the response provided by the authorities within the thirty-day period was not a final determination, was reduced from 6 months to 4 months. The response time for mandatory applications made to the administration before bringing an action was also reduced from 60 days to 30 days.

•

Mediation as a pre-condition for filing a lawsuit was added to the Law on Consumer Protection for some consumer disputes. In this respect, an application to a mediator was made mandatory before the lawsuit was filed.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Türkiye’s foreign policy since its founding in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Türkiye actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Türkiye seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Türkiye aims to further develop its relations with neighboring countries through initiatives aimed at strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Türkiye has been more actively involved in a wider geography and in a wider set of global issues. Türkiye has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia, Latin America, and the Caribbean. With 260 diplomatic missions, Türkiye has the fifth largest diplomatic network in the world and has plans to further increase this number.

Türkiye effectively harnesses economic and commercial instruments in its relations within its region and beyond. These instruments include, among others: Free Trade Agreements (FTAs), preferential regimes, incentives and integration of customs. Due to its economic and commercial cooperation with various geographies, Türkiye is a signatory to 27 Free Trade Agreements (FTA), 22 of which are in force, and 5 of which are in the process of being ratified. Türkiye’s FTA negotiations are ongoing with 17 countries and with MERCOSUR. Through these efforts, Türkiye’s exports reached a record high of U.S.$225.2 billion in 2021, while the cumulative amount of foreign direct investment (FDI) in 2003-2020 was U.S.$225 billion.

Being among the top 20 economies in the world in 2021, Türkiye actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Türkiye has also been taking on greater responsibility in global humanitarian and development initiatives. According to the Global Humanitarian Assistance Report 2023, Türkiye’s international humanitarian assistance amounted to U.S.$7.2 billion in 2022. This report also notes that in 2022 , Türkiye is the second largest donor country ,after the U.S. Türkiye has remained, for seven consecutive years, the world’s “most generous” humanitarian donor in terms of the proportion of gross national income (GNI) spent on international humanitarian assistance (0.65% as of December 31, 2022). Simultaneously, Türkiye continues to be the world’s leading refugee hosting country according to UN figures.

Türkiye’s official development assistance (“ODA”) was U.S.$8.6 billion in 2018,U.S.$8.65 billion in 2019 U.S.$8.1 billion in 2020 and U.S.$7.7 billion in 2021. These figures also correspond respectively to 1.15%, 5% 1.14% and 0.96% of Türkiye’s GDP, significantly exceeding the UN’s ODA/GNP target of 0.7% for four consecutive years. The Least Developed Countries (“LDCs”) are a priority in Türkiye’s development cooperation. Particularly since the İstanbul Declaration and Plan of Action (2011) the share of Türkiye’s ODA going to the LDCs has increased, amounting to U.S.$217.5 million on average annually. Türkiye hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first of the Sustainable Development Goals (“SDG”) target 17.8.

Türkiye plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Türkiye plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organization of Islamic Cooperation (“OIC”), by organizing annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program. Türkiye is also spearheading new initiatives in the field of diplomacy. During the Ambassadors Conference in August 2019, the Digital Diplomacy Initiative was announced, which aims to capitalize on the potential of big data and artificial intelligence in the making of foreign policy, as well as improving digital literacy of Turkish diplomats and the efficiency of the Turkish diplomatic service.

Türkiye has also launched the “Asia Anew Initiative” in August 2019 in order to further improve its relations and cooperation with Asian countries on the basis of mutual benefits. Under this Initiative, Türkiye will refocus on the continent through a long-term, consistent and systematic perspective.

Ensuring the efficiency of foreign policy requires keeping abreast of change and diversifying policy instruments accordingly. By designing innovative initiatives, Türkiye also intends to shape the diplomacy of today and the future. Similarly, the Antalya Diplomacy Forum (ADF) which was launched in 2019, has become an innovative platform for global diplomacy. The first Forum was held in 2021.

Türkiye has been an EU candidate country since 1999 and its accession negotiations began in 2005. The EU membership is Türkiye’s strategic priority and Türkiye remains committed to the accession goal. Türkiye-EU Customs Union has been in effect since 1996. The EU is currently Türkiye’s biggest trading partner. As a candidate country, Türkiye also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Türkiye gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Türkiye is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Türkiye is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Türkiye’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also held at the end of June 2018.

International Organizations

Türkiye is a founding member of the UN, the Council of Europe, Organization for Economic Cooperation and Development (“OECD”), the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”), the OIC, the Economic Cooperation Organization (“ECO”), Organization of Turkic States (“OTS”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Türkiye is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$ 39,929,400.00 in 2022 and 2021 and has been a member of the UN Geneva Group since 2014. Türkiye is also a member of the North Atlantic Treaty Organization (“NATO”), the World Trade Organization, the World Customs Organization (“WCO”), the Islamic Development Bank and the Conference on Interaction and Confidence Building Measures in Asia. Türkiye hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed Chairmanship of the D-8 for the 2018-2020 term. In 2019, Türkiye hosted the 24th Council of Foreign Ministers of ECO and assumed its Chairmanship. In 2021, Türkiye hosted the online 14th ECO Summit and handed over the Chairmanship to Turkmenistan. Türkiye also hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and held the Summit Chairmanship of the OIC until 2019. Türkiye hosted the 8th Summit of the Organization of Turkic States on November 12, 2021 in İstanbul and handed over the Chairmanship to Uzbekistan.

G20 membership is an important component of Türkiye’s soft power. Türkiye assumed the G20 Presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Türkiye pursued an ambitious agenda and an intense work plan, which through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Türkiye organized 60 official meetings and initiated the Women 20 (W20). Türkiye’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Türkiye in Antalya, from November 15-16, 2015. Türkiye handed over the G20 Presidency to China on December 1, 2015.

Türkiye is also a member of MIKTA, “a partnership for progress” established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Türkiye and Australia) in September 2013. Since then, MIKTA has held twenty two meetings of Foreign Ministers, seven Speakers of the Parliaments consultations, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Türkiye assumed the MIKTA Chairmanship in March 2022 for a term of one year. Türkiye’s Chairmanship priorities are global health, food security and effective migration management. During its Chairmanship, Türkiye plans to build upon previous MIKTA activities and also to introduce new initiatives to strengthen MIKTA’s role as a constructive player in major international fora and to expand its outreach.

Türkiye is a founder and an active member of the Black Sea Economic Cooperation Organization (BSEC), which is the most comprehensive cooperation platform in the wider Black Sea region. Türkiye also hosts the BSEC Secretariat in İstanbul. Türkiye will hold the BSEC Chairmanship-in-Office in the second half of 2023.

Türkiye emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Türkiye has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Türkiye is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. As of September 2019, Türkiye was the ACD Chair for the 2019-2020 term. The Chairmanship was handed over to the Kingdom of Bahrain at the ACD Ministerial meeting that was held on November 17, 2021.

Türkiye is also a member of the UN World Tourism Organization (“UNWTO”). During the 64th Meeting of the Commission for Europe of the UNWTO held in Zagreb (May 27-30, 2019), Türkiye, has been elected to the Executive Council of UNWTO for the period 2020-2023.

Additionally, Türkiye has “observer” or “partner” status at various regional organizations. Türkiye also participates in the Union for the Mediterranean. Türkiye is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Türkiye is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Council since 1999. Türkiye has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Türkiye is also a party to major IMO Conventions and Protocols. Türkiye, a founding member of the International Civil Aviation Organization (“ICAO”), was elected to the ICAO Council for the 2016-2019 period. İGA Istanbul Airport, Europe’s busiest and one of the world’s most important global transfer hubs handled 65,2 million passengers in 2022, with a total of 426.000 flights. Türkiye’s global flag-carrier, Turkish Airlines, enjoys the largest air transport network in the world, flying to 337 cities in 129 countries as of December 31, 2022. Turkish Airlines ranked first in Europe in terms of daily flights among network carriers consecutively in 2020, 2021 and 2022. Likewise, Istanbul Airport (IGA) was the busiest airport in Europe consecutively in 2020, 2021 and 2022. Türkiye became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Türkiye’s ratification of the Associate Member Agreement signed in 2014. Türkiye’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Türkiye’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Türkiye supports their effective implementation in good faith. With the goal of fulfilling the provisions of these instruments and arrangements, Türkiye has an enhanced system of export controls in line with the standards of the European Union.

Türkiye pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Türkiye also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Türkiye supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Fighting against terrorism on multiple fronts over decades, Türkiye has been effectively countering terrorism in all forms and manifestations through a multidimensional strategy.

Counter-terrorism measures which Türkiye has put in force have not disrupted its path of embracing a fully-functioning democracy. Türkiye’s simultaneous fight against multiple terrorist organizations is carried out in compliance with the principles of the rule of law and fundamental rights and freedoms.

PKK/PYD/YPG, DHKP/C, FETO, DAESH, Al-Qaida and their extensions pose a direct existential threat to Türkiye’s national security, its democratic constitutional order and the safety of its citizens. Türkiye’s combat against terrorist organizations such as the PKK and its affiliates, DHKP/C, DAESH and FETO are briefly presented hereinafter.

PKK, its Syrian affiliate “People’s Protection Units” (“YPG”) and its other affiliates: The brutal terror campaign perpetrated by PKK has claimed over 40,000 lives. PKK is a proscribed terrorist organization by the EU, the UK, Germany, France, the US, Canada, Australia, New Zealand, etc. The PKK operates in different countries under different names, as Tevgera Azadi in Iraq; PJAK in Iran; PYD/YPG in Syria, with its “female branch” in Syria referred to as YPJ. The so-called “Syrian Democratic Forces (SDF)” are also run by PYD/YPG. PKK/ PYD/YPG/SDF’s violations of human rights including ethnic persecution, forced migration and child recruitment have been exposed by various independent institutions. PKK also exploits women and vulnerable groups wherever it operates. Moreover, PKK off-shoots in Iraq, Iran and Syria continue their terrorist attacks causing many casualties of civilians and members of security forces.

The main strategy of the PKK terrorist organization is to create quasi-legal front entities in order to freely pursue its terrorist propaganda, financing and recruitment activities. The umbrella structure of the PKK in Europe is “European Democratic Kurdish Council (KCDK-E)”. EUROPOL stated in its EU Terrorism Situation and Trend Report (TE-SAT) 2022 that PKK’s umbrella organization, KCDK-E, is based in Belgium. Operating under the control of PKK’s central structure in the Qandil region of Iraq, KCDK-E orchestrates PKK’s network across European countries through its extensions.

PKK’s financing entity, which illegally and illegitimately labels itself as the “Kurdish Red Crescent (HSK),”1 continues to operate in several countries. Article 15.2 of the Charter of KCDK-E (European Democratic Kurdish Council) stipulates that the assets of the KCDK-E will be transferred to HSK in case of its dissolution. This article proves the organic link between PKK (KCDK-E) and HSK.

TE-SAT and the German Protection of the Constitution Authority’s 2021 Report point to the surge in the so-called “donation campaign” of the PKK terrorist organization to finance its terrorist activities through such front entities. The assets of HSK and its branches were frozen in Türkiye. Türkiye conveys asset-freeze and law-enforcement measure requests to the countries where this terror financing entity operates.

The Revolutionary People’s Liberation Party/Front (DHKP/C): DHKP/C is a terrorist organization designated as such by the US and EU among others. It aims to establish a Marxist-Leninist state by disrupting the current constitutional order in Türkiye through an armed struggle. DHKP/C targets top government officials, politicians, members of the judiciary and security forces in addition to civilians in Türkiye.

DHKP/C, among others, perpetrated terrorist attacks against the US diplomatic missions in Türkiye in 2013 and 2015 as part of its anti-NATO ideology.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Türkiye have taken the lives of 312 citizens. Türkiye has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s threat, and narrowing down its terrorist activities.

Türkiye continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). To that end, by the end of 2022, more than 111,000 people were included in a no-entry list, and more than 9,200 foreign nationals suspected of FTF related activity were deported.

Türkiye is a member of the Global Coalition Against DAESH and is also co-chairing the FTF Working Group (“WG”) within the Global Coalition to Defeat DAESH, along with Kuwait and the Netherlands. In FTF WG Group meetings Türkiye stresses its determination and dedication to cooperate with the international community to bring a solution to the FTF issue following the defeat of DAESH in the battlefield.

Türkiye has played an essential role in the elimination of major DAESH members both within its borders and internationally, including the cooperation it provided in neutralization of the former ringleader of DAESH, Abu Bakr Al Baghdadi.

Türkiye also supports the repatriation efforts to vacate the camps and detention centers in north-east of Syria whereby DAESH inmates and their relatives are kept.

As a member of the Global Coalition Against DAESH since its inception, Türkiye contributed to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Türkiye is the only NATO member of the Coalition which put its troops on the ground and entered into direct combat against DAESH.

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1949 Geneva Convention and International Committee of the Red Cross (ICRC) regulate the establishment, recognition and registration of Red Cross and Red Crescent associations. Parties to the 1949 Geneva Convention undertake the responsibility to prevent the abuse and misuse of the symbols of Red Cross and Red Crescent. According to the relevant norms of the 1949 Geneva Convention and ICRC, such associations can only be established in an independent country. Therefore, HSK cannot claim such a jurisdiction nor can it be associated with any country as such. ICRC left the application of the HSK to become a ICRC member in 1997 unanswered on the same grounds. Against this backdrop, there is no legal basis for the HSK to operate in ICRC member countries.

Türkiye’s response to these terrorist threats has been based on the notion of self-defense, as outlined in Article 51 of the UN Charter. Certain UN Security Council resolutions, such as Resolution 2610 (2021), also stress that UN Member States have the responsibility to counter terrorism.

On January 20, 2018, Türkiye launched Operation Olive Branch (“OOB”) which was conducted in cooperation with the Free Syrian Army as a counter-terrorism operation in Syria’s northern Afrin district, along the Turkish-Syrian border, to clear the region of PKK’s Syrian affiliate “People’s Protection Units” (“YPG”) as well as DAESH elements.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, which operates under the command of the Defense Ministry of Syrian Interim Government, the executive branch of the legitimate Syrian opposition, launched Operation Peace Spring (“OPS”) against PKK/YPG and DAESH terrorists in north east Syria. The goals of OPS were to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. Thanks to the successful conclusion of the operation, Türkiye cleared an area over 4,300 square kilometers between Tel Abyad and Ras al-Ayn of DAESH and PKK/YPG threat.

Fetullahist Terrorist Organization

(“FETO”): The fight both within Türkiye and abroad against FETO, which staged the coup attempt of 2016, constitutes one of the main priorities of the Turkish government. Türkiye successfully conducts its fight at home against this organization, in compliance with the principles of the rule of law and fundamental rights and freedoms. It also continues to inform its allies and partners about the terrorist as well as organized crime activities of FETO and expects and requests them to take necessary steps against FETO affiliated individuals and entities.

Human Rights

Türkiye’s will to protect and promote human rights and to advance democracy to a higher level remains firm even in the face of severe and multiple security challenges emanating from various terrorist organizations.

The three fundamental pillars of Türkiye’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

The Judicial Reform Strategy of 2019 and the Human Rights Action Plan of 2021 constitute important components of Türkiye’s human rights reform agenda. These documents were prepared with the participation of all relevant national stakeholders and in consultation with the Council of Europe and the European Union. For their implementation, detailed schedules were published and the Monitoring and Evaluation Boards were established.

The Judicial Reform Strategy consists of 9 aims, 63 objectives and 256 activities. Its main pillars are:

•	strengthening the rule of law,

•	protecting and promoting rights and freedoms more effectively,

•	strengthening the independence of the judiciary and improving impartiality,

•	increasing the transparency of the system,

•	simplifying judicial processes,

•	facilitating access to justice,

•	strengthening the right of defense in criminal proceedings,

•	protecting the right to be tried within reasonable time more effectively.

The Human Rights Action Plan was prepared with a vision of “Free individuals, stronger communities and a more democratic Türkiye”. It encompasses a wide range of improvements both in law and in practice and sets out 9 aims, 50 goals and 393 activities.

The Plan’s aims include the following:

•	stronger system for the protection of human rights;

•	strengthening judicial independence and the right to a fair trial;

•	legal foreseeability and transparency;

•	protection and promotion of freedoms of expression, association & religion;

•	strengthening personal liberty and security;

•	safeguarding physical, moral integrity and private life of the individual;

•	a more effective protection of the right to property;

•	protecting vulnerable groups and strengthening social welfare; and

•	high-level administrative and social awareness on human rights.

To date, significant portions of the Judicial Reform Strategy ( more than 70%) and the Human Rights Action Plan (more than 65%) have already been implemented. The six legislative packages that were enacted until December 2022 introduced amendments for strengthening freedom of expression, limiting length of detention, improving the functioning, effectiveness, independence and impartiality of the judiciary, enhancing victims’ rights, and procedural rights, and preventing lengthy trials.

INTERNATIONAL RELATIONS

The European Union

Türkiye has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. Türkiye was officially given “candidate country” status in December 1999 and the accession negotiations began in October 2005.

The 35 chapters of the acquis form the basis of Türkiye’s EU accession process, and within the context of the EU’s Negotiation Framework and all decisions of the EU Council must be unanimous. In Türkiye’s EU accession negotiations, 16 chapters are open whereas only one chapter is temporarily closed.

Chapters opened to negotiations:

Chapter 25- Science and Research (provisionally closed) (Austria, December 6, 2006)

Chapter 20- Enterprise and Industrial Policy (Germany, March 29, 2007)

Chapter 18- Statistics (Germany, June 26, 2007)

Chapter 32- Financial Control (Germany, June 26, 2007)

Chapter 21- Trans-European Networks (Portugal, December 19, 2007)

Chapter 28- Consumer and Health Protection (Portugal, December 19, 2007)

Chapter 6- Company Law (Slovenia, June 17, 2008)

Chapter 7- Intellectual Property Law (Slovenia, June 17, 2008)

Chapter 4- Free Movement of Capital (France, December 19, 2008)

Chapter 10- Information Society and Media (France, December 19, 2008)

Chapter 16- Taxation (Czech Republic, June 30, 2009)

Chapter 27- Environment (Sweden, December 21, 2009)

Chapter 12- Food Safety, Veterinary and Phytosanitary Policy (Spain, June 30, 2010)

Chapter 22- Regional Policy and Coordination of Structural Instruments (Lithuania, May 11, 2013)

Chapter 17- Economic and Monetary Policy (Luxembourg, December 14, 2015)

Chapter 33- Financial and Budgetary Provisions (Netherlands, June 30, 2016)

According to the EU General Affairs and External Relations Council Decision of December 11, 2006, fulfilment of Türkiye’s commitments under the Additional Protocol is the opening benchmark for 8 chapters and the closing benchmark for all chapters.

Chapters suspended by the General Affairs and External Relations Council Decision of December 11, 2006:

Chapter 1 - Free Movement of Goods

Chapter 3 - Right of Establishment and Freedom to Provide Services

Chapter 9 - Financial Services

Chapter 11 - Agriculture and Rural Development

Chapter 13 - Fisheries

Chapter 14 - Transport Policy

Chapter 29 - Customs Union

Chapter 30 - External Relations

Moreover, during the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was set as a precondition for progress in 6 chapters.

Chapters unilaterally blocked by Southern Cyprus:

Chapter 2 - Free Movement of Workers

Chapter 15 - Energy

Chapter 23 - Judiciary and Fundamental Rights

Chapter 24 - Justice, Freedom and Security

Chapter 26 - Education and Culture

Chapter 31 - Foreign, Security and Defense Policy

At the Türkiye-EU Summit of November 29, 2015, Türkiye and the EU agreed to complete the preparatory work for the opening of Chapter 15 - Energy, Chapter 23 - Judiciary and Fundamental Rights, Chapter 24 - Justice, Freedom and Security, Chapter 26 - Education and Culture and Chapter 31 - Foreign, Security and Defense Policy and to start the preparations regarding the remaining Chapters. Türkiye’s contribution regarding these chapters was sent to the Commission. However, the EU has not finalized its preparations for the opening of these five chapters.

Türkiye’s accession process has been negatively impacted by the 15th of July 2016 coup attempt and in the Term Presidency Conclusions of December 13, 2016 (which decision could not be adopted due to lack of unanimity) it was stated that “under the currently prevailing circumstances, no new chapters are considered for opening.”

Additionally, the General Affairs Council Conclusions of June 26, 2018 stated that “Türkiye has been moving further away from the EU. Türkiye’s accession negotiations have therefore effectively come to a standstill and no further chapters can be considered for opening or closing”.

European Council still adheres to its earlier decisions with respect to Türkiye’s accession negotiations. General Affairs Council Conclusions released on December 14, 2021 and December 13, 2022 stated that “the Council notes with regret that Türkiye continues to move further away from the European Union, and recalls its previous conclusion which noted that Türkiye’s accession negotiations therefore effectively have come to a standstill and no further chapters can be considered for opening or closing.”

Important Developments since 2018

Lack of solidarity in the aftermath of July 15, 2016 coup attempt and what Türkiye views as a lack of comprehension on the part of the EU with respect to the scope of threat which Türkiye is facing led to a difficult period in Türkiye-EU relations.

A Türkiye-EU Summit was hosted by Bulgaria on March 26, 2018 in Varna, attended by Bulgarian Prime Minister Boyko Borissov, President Recep Tayyip Erdoğan, and the Presidents of the European Council and the European Commission. At the meeting, Türkiye’s candidacy to join the EU was confirmed by the leaders, and Türkiye set out its expectations from the EU on various issues and reminded the EU of its remaining obligations arising from the March 18, 2016 Statement. Türkiye shared with the EU a roadmap stating concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Türkiye in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

A High-Level Political Dialogue meeting between Türkiye and the EU was held on November 22, 2018, in Ankara. The primary issues discussed in detail at the meeting included Türkiye’s relations with the EU, namely the accession process, as well as the economy, trade, financial cooperation, energy, Customs Union, the fight against terrorism, security issues, migration and visa liberalization. Additionally, a series of meetings of Türkiye-EU association organs were held for the purpose of enhancing Türkiye-EU relations. A Türkiye-EU Association Committee meeting was held on November 28, 2018 and Joint Parliamentary Committee meetings were held on April 26, 2018 and December 19-20, 2018. An additional Türkiye-EU Association Council meeting was held on March 15, 2019, after an interval of almost four years. By way of taking stock of the accession strategy, the Association Council discussed Türkiye-EU bilateral relations under the Association Agreement and the Customs Union. On June 3, 2019, President Erdoğan received Dimitris Avramopoulos, EU Commissioner for Migration, Home Affairs and Citizenship, in Istanbul. A Türkiye-EU political dialogue meeting was held on September 13, 2019, at the level of political directors.

In the EU Foreign Affairs Council of July 15, 2019, regarding the measures on activities in the Eastern Mediterranean, Council decided not to hold the Association Council and further meetings of the EU-Türkiye high-level dialogues until the Council decides otherwise. Thus, cooperation and consultation mechanisms have been suspended. However, after the new European Commission and the political leadership came into office in December 2019, the high-level contacts between the presidents of the EU institutions and Turkish government were accelerated.

A phone call from the President of the European Commission, Ursula von der Leyen, to President Erdoğan, on her first day of tenure, was an important step in this regard. Furthermore, Vice-President of the European Commission, Margaritis Schinas, and Commissioner for Home Affairs, Ylva Johansson, visited Ankara on December 6, 2019.

President Erdoğan and the Presidents of the European Council and the European Commission met in Brussels on March 9, 2020. At the meeting, the leaders discussed bilateral relations, the implementation of the EU-Türkiye 18th March Statement of Cooperation regarding refugees, and issues regarding security and stability of the region, including the crisis in Syria. On the 18th March Statement, leaders decided to task High Representative Josep Borrell and Foreign Minister Mevlüt Çavuşoğlu with working on clarifying the implementation of the deal between Türkiye and the EU. In this context, Minister Çavuşoğlu established a regular dialogue with HR Borrell. However, it did not yield concrete results.

President of the European Council Charles Michel visited Türkiye on January 11, 2020 and March 4, 2020 and met with President Recep Tayyip Erdoğan. President of the European Council Michel and President of the European Commission Ursula von der Leyen visited Türkiye on April 6, 2021 upon the invitation of President Erdoğan. President Erdoğan held bilateral meetings with Presidents Michel and von der Leyen on the margins of the G20 Summit held in Rome on October 30-31, 2021.

Foreign Minister Mevlüt Çavuşoğlu visited Brussels between January 20-22 2021 and held talks with high-level officials of the European Council and the European Commission as well as the members of the European Parliament. Çavuşoğlu met with the EU High Representative for Foreign Affairs and Security Policy of the European Union and Vice-President of the European Commission Josep Borrell on the margins of the South European Countries Cooperation Process Summit on June 18, 2021 in Antalya and 76th General Assembly of the United Nations on September 23, 2021, 29th OSCE Ministerial Council on December 1-2, 2022 in Lodz

EU Commissioner for Home Affairs Ylva Johansson, visited Türkiye on May 7, 2021 and was received by Vice President Fuat Oktay of Türkiye, Foreign Minister Çavuşoğlu and Interior Minister Süleyman Soylu. European Commissioner for Neighborhood and Enlargement Oliver Varhelyi also visited Türkiye from September 6-7, 2021 and met with Foreign Minister Çavuşoğlu, Interior Minister Süleyman Soylu and Trade Minister Mehmet Muş. Vice President of the European Commission Margaritis Schinas visited Türkiye from November 18-20, 2021 and met with Vice President Fuat Oktay, Foreign Minister Çavuşoğlu and Interior Minister Süleyman Soylu and had a phone conversation with Vice President Fuat Oktay. European Commissioner for Crisis Management Janez Lenarčič visited Türkiye twice, between July 7-9 2021 and between December 1-3, 2021.

In August 2021 Türkiye joined the EU Digital COVID Certificate System, which ensures travel to and within the EU. While high-level contacts were continuing since the second half of 2020, Türkiye-EU relations were mainly influenced by the developments in Eastern Mediterranean. Several decisions were taken in the European Council meetings (October 1-2, 2020, December 10-11, 2020, March 25, 2021, June 24, 2021). Particularly, the EU proposed a positive agenda on a conditional basis including the modernization of the Customs Union and trade facilitation, people-to-people contacts, high-level dialogues, and continued cooperation on migration issues, in line with the March 18, 2016 EU-Türkiye Statement regarding issues of irregular migration (the “March 18 Statement”). However, the EU has largely failed to take concrete steps to put positive agenda into action.

In 2022, Türkiye played a vital role in mediating grain issues and prisoner exchange during the Russian-Ukraine war. Close dialogue continued at a high level between the EU and Türkiye throughout this period.. On June 29, 2022, President Erdoğan met with President of the European Council Michel, on the current developments in the margins of the NATO Summit. A trilateral meeting was held between President Erdoğan and Prime Minister of the Czech Republic Petr Fiala and President of the European Commission von der Leyen, on the Russia-Ukraine war and Türkiye-EU relations in the margins of the first meeting of the European Political Community on October 6, 2022.

Foreign Minister Çavuşoğlu met with European Commissioner for Neighborhood and Enlargement Várhelyi, EU Special Representative for the Belgrade-Pristina Dialogue and Other Western Balkan Regional Issues Miroslav Lajcak, HR Borrell, in the margins of the Second Antalya Diplomacy Forum on March 11-12, 2022 and in the margins of Sir Bani Yas Forum on November 4-6, 2022. Besides, Foreign Minister Çavuşoğlu met with Executive Vice-President of the European Commission for the European Green Deal Frans Timmermans, in the margins of the High-Level Climate Dialogue on April 21, 2022; with EU Special Representative for the Belgrade-Pristina Dialogue and Other Western Balkan Regional Issues Miroslav Lajcak, on May 10, 2022; with European Commissioner for Home Affairs Ylva Johansson, on migration, combating terrorism, visa liberalization dialogue, and positive agenda issues in the margins of the International Migration Review Forum in New York, on May 18, 2022; with Member of the European Parliament (Co-President of the Alliance of Liberals and Democrats for Europe (ALDE)) İlhan Küçük, on June 16, 2022.

Furthermore, throughout the period, numerous telephone conversations and VTC meetings were held at Presidential and Ministerial/Commissioner levels. Besides, 79th Türkiye-EU Joint Parliamentary Committee (JPC) meeting was held on March 17, 2022 in Brussels and Türkiye-EU Political Dialogue Meeting at the Level of Political Directors was held on May 31, 2022 in Ankara.

High Level Dialogue Platforms (HLD)

Both Türkiye and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The most recent Türkiye-EU High Level Political Dialogue meeting between representatives of Türkiye and the EU was held on November 22, 2018. Since that meeting, Türkiye-EU political dialogue meetings have been held at the level of political directors, on September 13, 2019 and May 31, 2022.

The Türkiye-EU High Level Transport Dialogue meetings have been held since 2017, and on January 15, 2019, a high-level dialogue with a comprehensive agenda was progressed at the Deputy Minister level, and a meeting between Violeta Bulc, a Member of European Commission Responsible for Mobility and Transport, and Mehmet Cahit Turhan, Minister of Transport and Infrastructure, was held on February 5, 2019 in the framework of Minister Turhan’s visit to Brussels. In these meetings, the parties agreed to make efforts to enhance the cooperation between the parties.

The third and most recent meeting regarding the Türkiye-EU High Level Economic Dialogue (“HLED”) was held in İstanbul on February 28, 2019.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Türkiye, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings.

Türkiye is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Strengthening Türkiye’s position as an energy trading center would contribute both to Türkiye and the EU’s energy security. To further deepen Türkiye—EU energy cooperation, the “High Level Energy Dialogue” was launched on March 16, 2015. This dialogue covered a wide range of issues including gas and electricity markets and interconnections, energy efficiency, renewable energy, nuclear safety and climate action. Two ministerial level and three technical level meetings were held within the scope of this dialogue. The last meeting was held at the technical level in Brussels on February 26, 2018.

The Council of Foreign Affairs of the EU held on July 15, 2019, agreed not to hold further meetings of the existing EU-Türkiye high-level dialogues which include High-Level Dialogue on Energy, referring to Türkiye’s drilling activities in the Eastern Mediterranean.

Türkiye boasts a developed energy infrastructure and market, along with vast experience in major international energy projects. Türkiye has been a net contributor to Europe’s energy diversification through projects like the Southern Gas Corridor. In addition, Türkiye has made substantial investments in LNG infrastructure, making it the largest LNG capacity holder in continental Europe after Spain. This LNG capacity plays a crucial role in ensuring the energy security of Türkiye’s partners. Türkiye has already made significant progress in renewables, ranking 5th in Europe and 12th in the world in terms of installed capacity. Approximately 55% of Türkiye’s total installed power capacity, which amounts to 105 gigawatts, is based on renewables. Furthermore, Türkiye recently published its Hydrogen Technologies Strategy and Roadmap.

There is will on the side of Türkiye to start a High Level Dialogue on energy transition with the EU particularly given recent global developments in the energy sector and Türkiye’s crucial geopolitical role in energy connectivity for the EU.

The first Science, Research, Technology and Innovation High Level Dialogue, during which cooperation on green deal, union programs and industry 5.0 were discussed, was held on November 15, 2022 in Brussels.

At the March 25 and June 24, 2021 European Council meetings, the EU proposed a positive agenda for Türkiye and decided to launch high level dialogues on issues of mutual concern, such as public health, climate and counterterrorism as well as regional issues.

Consequently, the following Minister- Commissioner Level High Level Dialogue (HLD) meetings have been held thus far:

I.	On September 16, 2021- HLD on Climate;

II.	On October 12, 2021, HLD on Migration and Security;

III.	On November 30, 2021, HLD on Health.

IV.	On April 20-21, 2022, HLD on Climate;

V.	On May 11-12, 2022, HLD on Agriculture

VI.	On November 15, 2022, HLD on Science, Research, Technology and Innovation

Türkiye considers these HLDs important and believes that they have a high potential for developing Türkiye-EU cooperation. Türkiye however, is of the opinion that they cannot substitute the established structural mechanisms (Summits, Association Council meetings, High Level Dialogues on political, economic, transport, energy, and agricultural matters) and expects the structural mechanisms to be made operational again.

Political Reforms

Türkiye acceded to the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

In order to enhance the democratic participation, the election threshold has been reduced from 10% to 7% with the Law no. 7393 published on April 6, 2022.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism, which constitutes an important factor of momentum in the political reform process in Türkiye’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the RAG convened on August 29, 2018 (fourth RAG meeting) and on December 11, 2018 (fifth RAG meeting) after a three-year interval, and agreed on accelerating the political reform process. The sixth meeting of the RAG was held under the chairmanship of the President on May 9, 2019, Europe Day, in Ankara. The conclusions of the RAG meetings delivered a clear message to continue the political reforms.

Türkiye continues its political reform process in line with Türkiye’s National Action Plan for the EU Accession (2021-2023), Judicial Reform Strategy, Action Plan on Human Rights and other thematic action plans related to fundamental rights.

Among other items, Türkiye’s National Action Plan for the EU Accession (2021-2023), includes concrete measures on independence of the judiciary, human rights institutions, protection of fundamental rights, in particular freedom of expression and assembly, women’s rights, children’s rights, rights of the disabled, victims’ rights and on enhancing transparency as well as migration and border management.

Regarding civilian oversight, there has been significant progress. In June 2018, the European Court of Human Rights gave its decision (Baysal v. Türkiye) on inadmissibility concerning the pending cases before the Court on the independence and impartiality of the Supreme Military Administrative Court. Furthermore, the Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, as a follow-up to the fourth RAG decision, dated August 29, 2018, Türkiye adopted the Judicial Reform Strategy on May 30, 2019, covering the period of 2019-2023. The Judicial Reform Strategy contains significant activities regarding independence of judiciary (e.g., introduction of geographical guarantee), protection of fundamental rights (e.g., data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms.

The Action Plan of the Judicial Reform Strategy, which lists responsible institutions, an implementation schedule, the budget for activities and performance indicators, was adopted on October 5, 2020. In addition, the Judicial Reform Strategy Monitoring and Evaluation Board has been established.

Within the scope of the implementation of the Judicial Reform Strategy, more than 70% of the Judicial Reform Strategy was realized through the six judicial packages and administrative regulations adopted as of December 2022. The six judicial packages entered into force on October 24, 2019, April 15, 2020, July 28, 2020, July 14, 2021, November 30, 2021 and June 24, 2022 respectively.

The first Judicial Package brought amendments for preventing violations of rights in implementation, protecting the rights of children and victims of crime, ensuring more efficient functioning of the judiciary, increasing the quality of judicial organs and human resources, protecting the right to a fair trial by speeding up criminal proceedings, alleviating the workload of the judiciary and providing more effective protection of freedom of expression. In addition, the Anti-Terror Law was amended to further safeguard freedom of expression and the press, and the appeal mechanism for judgements of regional courts of appeal has been extended, particularly for cases with direct effects on the freedom of expression. A specific provision stating that “the expression of thoughts which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence” was incorporated to the Anti-Terror Law.

With the second Judicial Package, measures were introduced to prevent over-crowding in prisons, in particular during the COVID 19 pandemic. To this end, the periods to be spent in penal institutions were redefined, a provisional arrangement was made regarding the practice of probation; the scope of special execution procedures has been expanded and execution services in general have been improved.

The third Judicial Package brought amendments mainly relating to the simplification and enhancement of civil proceedings and procedural provisions. Comprehensive amendments were made concerning civil disputes and the appeal system (regional courts of appeal). A series of legal amendments were introduced to overcome challenges such as long trial periods, the use of unnecessary effort and time and some uncertainties and hesitation encountered during trials. These amendments contributed especially to the improvement of the efficiency of the judiciary and protection of the right to a fair trial. The “Accelerated Trial Procedure” and the “Simple Trial Procedure”, were introduced by the third judicial package, the implementation of which commenced on January 1, 2020, in order to accelerate judicial services.

The fourth Judicial Package brought among other improvements: a vertical appeal system to decisions of criminal peace judgeships, in line with EU and CoE recommendations; an amendment to the Criminal Procedure Code (CPC) such that the explicit requirement of “concrete evidence” was introduced for pre-trial detention orders in respect of certain listed crimes listed (known as “catalogue crimes”) under Article 100/3 of the Criminal Procedure Code in line with the EU recommendation; with regard to court decisions on arrests, a new requirement was introduced to justify with concrete facts why the judicial control would be insufficient in a specific case; and penalties for certain crimes (killing, wounding, torture, forced detention, etc.) are applied more heavily in the event that they are committed against divorced spouse.

The fifth Judicial Package brought improvements for more simplified and efficient civil and administrative proceedings. Additionally, with the purpose of enhancing protection of rights of children, implementation of court decisions regarding handover of a child or establishing a personal relationship with the child, which was previously dealt with by enforcement offices, will be carried out by the legal support and victim services directorates, free of charge and accompanied by experts.

The sixth Judicial Package brought amendments mainly regarding the independence and efficiency of judiciary, simplifying judicial processes and facilitating access to justice.

With regard to enhancing professionalism of judiciary, the Justice Academy of Türkiye was established with its new structure on May 2, 2019.

As of January 1, 2019, parties to prosecutions and proceedings are notified of the planned time period of such proceedings pursuant to the By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial. Moreover, “Monitoring and Evaluation Board for Target Time Period” was established in 2019.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as criminals because of an insignificant denunciation.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system. The number of those who indicated their preference for electronic notification increased in 2022. Between January 1 and December 31, 2022, 51,139,911 notifications were sent electronically, saving TL 1,291,282,752 (the equivalent of 1,789 tons of paper and 30,428 trees).

The e-hearing system continues to expand throughout the country. As of December 2022, e-hearing is applied in 2,654 courts in all provinces.

Specialized courts on tax, cybercrimes, finance, trade union, public works and expropriation were established with the Council decision published in the Official Gazette of November 30, 2021. In December 2021, the Bureau of Efficiency in Judiciary was established in the Council of Judges and Prosecutors with the purpose of preventing neglect and delays in trial proceedings, and focusing on solutions for problems related to the efficiency of the judiciary. Additionally, neglect of trials and lack of reasoning in the appeal proceedings were included among the criteria in promotion and disciplinary matters of judges and prosecutors as per the decision of the Council of Judges and Prosecutors published in the Official Gazette of December 2, 2021. Along with the foregoing, compliance with the Turkish Constitutional Court and ECtHR rulings and compliance with pre-set target time periods are among the objective performance criteria.

Important amendments were brought to the legislation on execution of sentences with respect to the rights of convicts on June 25, 2021. With these amendments, the reports of prison monitoring committees, which are submitted to the Parliament’s committee on human rights, the Ministry of Justice, the relevant office of the chief public prosecutor and the execution judge, will also be shared with the Human Rights and Equality Institution and the Ombudsman Institution.

There has been a significant process in the institutionalization of human rights. Democratic institutions continue to function efficiently. The Ombudsman Institution has functioned effectively and, since its establishment, the compliance rate to its decisions increased steadily and reached 80.01% in 2022. The Human Rights and Equality Institution (“HREI”) operates as both an equality body and as a national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The HREI continues to receive applications in those areas. In October 2022, HREI was accredited with “B status” by the Global Alliance of National Human Rights Institutions.

The individual application mechanism to the Constitutional Court has proven useful, as since the introduction of the mechanism, as of December 31, 2022, a total of 470,298 individual applications have been made to the Constitutional Court. The Court has concluded 375,017 of them, which corresponds 79.6% of total applications. With the decision of the Plenary of the Constitutional Court dated February 19, 2020, “Unit of Judgements” of the Court was established in order to ensure monitoring of the implementation of the judgements of the Constitutional Court and providing information to the Plenary on that matter in a qualified, effective and efficient manner.

Following the adoption of the Implementing By-Law regarding the Law on the Establishment of Law Enforcement Commission on August 7, 2019, the Law Enforcement Surveillance Commission became operational to ensure that the law enforcement complaint system operates promptly and effectively.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

After the termination of the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption 2016-2019 a process to update the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption, which was envisaged in the Action Plan on Human Rights, has been initiated.

In line with GRECO recommendations, the Council of Judges and Prosecutors adopted the Code of Judicial Ethics in March 2019, specifying the principles of ethical behavior for judges and prosecutors.

Following the coup attempt of July 15, 2016 by FETO, the Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during the state of emergency. As of January 22, 2023, the ICSEM rendered decisions in respect of all applications filed with it and thus, completed its term of office. As of January 12, 2022, 127,292 applications were filed with the ICSEM. The Commission has delivered 127,292 (17,960 accepted, 109,332 rejected) decisions. 72 of the acceptance decisions are related to the opening of organizations that were shut down (associations, foundations, television channels). Thus, the Commission has rendered decisions about all of the applications during its mandate.

The ICSEM decided on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Türkiye dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference.

Türkiye has continued its efforts with respect to women’s rights. The Fourth National Action Plan on Combatting Violence against Women covering the period from 2021-2025 was adopted in July 2021. The Monitoring Committee for Violence against Women continues to convene regularly.

The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, continues to convene every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces. The “Coordination Plan on Combating Violence against Women,” covering 2020 and 2021, was successfully implemented. The Ministry of Justice issued a Circular on “Implementation of the Law on Protection of Family and Prevention of Violence against Women” on December 17, 2019. The Ministry of Interior issued a circular on “Combating Violence against Women” on January 1, 2020, introducing new measures.

The “Strategy Paper and Action Plan for the Empowerment of Women 2018-2023”, as a continuation of the “National Action Plan on Gender Equality”, was adopted and entered into force in 2018. The meetings of the Monitoring and Evaluation Board for the Strategy Paper and Action Plan for the Empowerment of Women are regularly held. The Action Plan includes five main policy pillars (education, economy, health, participation in decision-making mechanisms and media).

An extensive legislative package against domestic violence entered into force on May 27, 2022 (The Law Amending Turkish Criminal Law and Others). Heavier penalties were introduced for crimes committed against women and stalking is defined as a separate crime and the assurance provided to the victims expanded . Women who are victims of violence can benefit from the legal assistance free of charge including support of a lawyer.

The principle of gender-responsive budgeting has been integrated to the Budget Preparation Guideline (general) by Strategy and Budget Presidency and the Local Authorities Budget Preparation Guideline prepared by Ministry of Environment, Urbanisation and Climate Change with the contributions of Implementing Gender-Responsive Planning and Budgeting Project implemented under IPA Fundamental Rights 2016 programming year.

The Strategy Paper on Roma People for the years 2016-2021 was successfully implemented and the implementation of the Second Phase Action Plan (2019-2021) of Türkiye’s National Roma Strategy Paper was completed. Following the Presidential Circular dated April 8, 2021, April 8, is now celebrated as the “Romani Day” in Türkiye for the first time. Moreover, the Circular aims at overcoming any problem that Romani citizens encounter, eliminate all forms of discrimination and the protection and promotion of the Romani culture.

In the context of National Program for the Elimination of Child Labor (2017-2023), 2018 has been declared as the “Year of Elimination of Child Labor”. The Program is monitored and evaluated through board meetings held twice a year in June and December. In addition, the “Joint Declaration of the Elimination of Child Labor” was signed with related ministries, NGOs and social partners to ensure joint commitment and cooperation on the elimination of child labor on February 23, 2018.

The Judicial Reform Strategy and the judicial packages introduced effective mechanisms for women and children who are victims of violence. For example, upon the amendment made to Criminal Procedure Code, interviews and statement-taking in the investigation and prosecution stages concerning children who have fallen victim to the crime of aggravated sexual abuse shall be carried out only in Child Monitoring Centers as a legal obligation.

On November 20, 2021, Türkiye’s first Juvenile Justice Center was opened in Erzurum. The By-law on Probation Services was published on November 10, 2021. With the new By-law, “juvenile services offices” were established in all probation directorates to provide services for juveniles driven to crime within the scope of probation.

By-Law on the Fulfillment of Orders and Measures Regarding Delivery of a Child and Establishing Personal Relationship with the Child was published in the Official Gazette on August 4, 2022 and entered into force.

Regulation about Child Protection Services Planning and Child Care Working Procedures and Principles of the Organizations was published in the Official Gazette on September 6, 2022 and entered into force.

With regard to the rights of persons with disabilities, the 2030 Barrier Free Vision Document was adopted in December 2021 to strengthen rights-based policies and accessibility for persons with disabilities. The structure of the Monitoring and Evaluation Board on the Rights of Persons with disabilities was strengthened by a new Circular numbered 2021/23 dated December 2, 2021. On December 28, 2022, the first National Action Plan for the Rights of Persons with Disabilities covering the years 2023-2025, prepared under the coordination of the Ministry of Family and Social Services, was announced for the implementation of the Barrier Free Vision Document. In the National Action Plan, 275 activities to be carried out in 2023-2025 were determined for 107 action areas corresponding to 31 targets under the eight objectives of the 2030 Barrier Free Vision Document.Regarding civil society, in September 2018, a presidential decree was issued establishing a Directorate General for Relations with Civil Society under the Ministry of Interior, with the aim of improving the civil society environment. The Civil Society Advisory Board, including representatives of the university, public institutions and NGO’s, was also established in order to identify and develop policies and to strengthen coordination and cooperation between NGO’s and public organizations. The Board is chaired by the Minister of Interior.

Freedom of religion and faith is guaranteed within the Constitution of the Republic of Türkiye. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Türkiye.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Türkiye stated that they are free to live out their faith and beliefs in Türkiye and worship freely according to their traditions in a joint declaration on July 31, 2018.

Elections for the Armenian Patriarchate of Istanbul were held on December 11, 2019 and Bishop Sahak Maşalyan was elected as the 85th Armenian Patriarch of Istanbul.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the cash value of 21 immovable properties was reimbursed to their previous foundations. Also, a legislative amendment regarding return the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return. Moreover, the groundbreaking ceremony of the Syriac Orthodox Mor Efrem Church in Istanbul took place on August 3, 2019. On December 2, 2020, the implementation period of the provisional Article 6 of the Electricity Market Law, which constitutes the legal ground for funding the electricity bills of places of worship under the budget of the Directorate of Religious Affairs, has been extended until December 31, 2025.

The election of the fifth term members of the Council of Foundations was completed on December 30, 2020.

The Human Rights Action Plan of 2021 includes goals and activities aimed at protecting freedom of religion and conscience, solving the problems of non-Muslim communities and securing the activities of non-Muslim community representatives and foundations.

The By-Law on the elections for community foundations, which is stipulated in the Human Rights Action Plan, was prepared in consultation with the relevant communities and published on June 18, 2022.

For Alevi citizens, significant developments took place. The Alevi-Bektashi Culture and Cemevi Directorate, affiliated to the Ministry of Culture and Tourism was established. The Parliament adopted a law regarding the construction and lighting, and water expenses of the Cem houses on November 16, 2022. With this Law, electricity expenses of the Cem houses will be covered from the national budget and drinking and utility water will be provided at a reduced price or free of charge by municipalities. According to the Law, Cem houses will be included in the development plans.Regarding migration, Türkiye continues hosting the largest refugee population in the world, with 4 million externally displaced persons, including approximately 3.7 million Syrians under temporary protection. Syrians have access to education, legal and health services. Their access to the labor market is also regulated by a bylaw. Social assistance is provided to vulnerable groups both through Türkiye’s national budget as well as through international projects including but not limited to Facility for Refugees. Türkiye has spent more than U.S.$40 billion to address the needs of Syrians in Türkiye. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. Türkiye also continues its efforts to support self-sustenance of Syrians.

Türkiye- EU Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Türkiye-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Türkiye-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Türkiye setting out the requirements to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Türkiye’s progress in fulfilling the Roadmap requirements.

The Commission adopted its Third Report on progress and stated that Türkiye fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Türkiye will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Türkiye shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, the European Commission confirmed that the benchmark related to passports had been fulfilled as of December 2018, so there are 6 remaining benchmarks to fulfill. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

A Presidential Circular on the Visa Liberalization Dialogue was published on September 18, 2019, which instructs relevant institutions to continue their efforts in achieving and maintaining progress. Significant steps were taken to fulfill the other remaining benchmarks.

Türkiye has recorded a significant progress on two of the six remaining benchmarks regarding the Türkiye-EU Readmission Agreement and the Europol agreement. The state of play with regard to the remaining benchmarks are as follows:

Visa liberalization and full implementation of the Türkiye-EU Readmission Agreement will start simultaneously.

Four rounds of negotiations were held to conclude the agreement between Türkiye and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities. Negotiations have so far been held on November 30, 2018 in Brussels, April 9, 2019 in Ankara, October 10, 2019 in Brussels and April 16, 2021 online. Adoption of the Law on Protection of Personal Data in line with EU acquis is a pre-condition before signature.

The Action Plan on Human Rights envisages that “the Law on Protection of Personal Data will be harmonized with the EU standards”. In this context, the Ministry of Justice established a Scientific Commission including academics to revise the law. Technical consultations with the Commission may be necessary.

The Anti-Terror Law was amended to further safeguard the freedom of expression and of the press by the first Judicial Package, which was published in the Official Gazette dated October 24, 2019. The Article 7 of the Anti-Terror Law was amended to include the following “the expression of thought which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence.” The fourth Judicial Package amended the Criminal Procedure Code (CPC) with respect to evidentiary standards for “catalogue crimes” in line with the EU recommendation.

The Ministry of Justice continues to coordinate the implementation of GRECO recommendations. The Action Plan on Human Rights envisages the Strategy Paper on increasing transparency and further reinforcing the fight against corruption being updated and its implementation being actively pursued. The Presidency of Strategy and Budget is currently coordinating the drafting process.

As it had been proposed, Türkiye anticipates the proposal of the European Commission that will allow the establishment of judicial cooperation with all member states.

Harmonization with the EU Acquis

The Accession Partnership (“AP”) Document for Türkiye was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Türkiye would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Türkiye. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest developments in the EU acquis, Türkiye prepared its own acquis alignment roadmap called the National Action Plan for the EU Accession (NAP). First Plan was covering the 2016-2019 and then updated in 2020. The new National Action Plan for EU Accession consists of 31 primary, 172 secondary legislation and 128 administrative capacity measures to be realized during the 2021-2023 period.

To ensure that new legislation is drafted in line with the EU acquis, the European Union Coordination Board (“EUCB”) was established by the Presidential Circular No 2019/22 published in the Official Gazette No. 30921 of October 17, 2019.

The EUCB, under the chairmanship of the Deputy Minister of Foreign Affairs and the Director for EU Affairs, has been established to be in charge of the conduct and coordination of the accession negotiations and the work towards alignment with the acquis.

According to the Circular, “EUCB will identify the priority areas and the work to be done with regard to alignment with the EU acquis; steer, monitor and evaluate the work carried out by the public institutions and organizations on the alignment with and implementation of the acquis; analyze and evaluate the proposals of the public institutions and organizations, private sector, civil society organizations and universities on alignment with and implementation of the acquis”.

Moreover, in line with the related Presidential Circular, the principles to be applied when drafting legislation for alignment with the acquis and the procedure to be followed with respect to the references made to the EU legislation will comply with the guidelines issued on the official website of the Directorate for EU Affairs. The draft legislation will be duly sent to the DEUA to obtain its opinion.

In addition to screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Council, Association Committee and its sub-committees.

Sub-Committees

In order to follow the developments concerning the alignment of the Turkish legislation with the EU acquis, 8 Subcommittees, serving under the Association Committee, were established pursuant to Decision No. 3/2000 of the EC-Türkiye Association Council, dated April 11, 2000.

Sub-Committees are important platforms to discuss new developments in the EU acquis and to assess Türkiye’s harmonization process.

Meetings of 8 Sub-Committees were held in 2021 and 2022:

•	Sub-Committee 1—Agriculture and Fisheries (October 19, 20 and 21, 2021, Videoconference)

•	Sub-Committee 2- Internal Market and Competition (December 15 and 16, 2022, videoconference)

•	Sub-Committee 3—Trade, Industry and ECSC Products (December 14-15, 2021, videoconference)

•	Sub-Committee 4—Economic and Monetary Issues Capital Movements and Statistics (October 11-12, 2022, videoconference)

•	Sub-Committee 5—Innovation (Telecoms, audiovisual, culture, R&D, education) (September 30 – October 1, 2021, videoconference)

•	Sub-Committee 6—Transport, Environment, Energy, and Trans-European Networks (April 20, 21 and 22, 2021, Videoconference)

•	Sub-Committee 7—Social Policy & Employment, Regional Development (November 9-10, 2021, videoconference )

•	Sub-Committee 8—Customs, Taxation, Drug Trafficking, Money Laundering (Justice and Home affairs) (February 24-25, 2021, videoconference and April 25-26, 2022, videoconference)

Türkiye continues its reform process in every field of the acquis and some of the recent significant developments are summarized below.

In order to increase Türkiye’s share in knowledge-intensive and high-value-added investments, which also create high-quality jobs, the Investment Office of the Presidency prepared “Türkiye’s Foreign Direct Investment (FDI) Strategy (2021–2023)” in cooperation with all public and private industry organizations. Additionally, Investment Office prepared guidelines for investment procedures in various sectors in 2020 which include permits, approvals and licenses for investments. All bureaucratic procedures including application documents, designated authority to apply, procedural times, and application costs are clearly declared in the guidelines. These guidelines will increase transparency and predictability in investment procedures and reduce the information asymmetry.

The regulatory and supervisory framework of Türkiye’s banking sector is recognized as third country equivalent to the European Union (EU) legislation in terms of the EU Regulation 575/2013 on Prudential Requirements for Credit Institutions and Investment Firms. Similarly, according to the results of the Regulatory Consistency Assessment Program (RCAP), which was carried out by the Basel Committee, Türkiye’s risk-based capital regulations and liquidity coverage ratio regulation are considered fully in line with international standards, known as Basel III standards.

With the amendments made in the Law No. 6493 in November 2019, all responsibilities regarding licensing and supervision of non-bank payment service providers and regulation of all types of payment services are given to the Central Bank of Türkiye (“CBRT”) from January 1, 2020. Additionally, in line with the Payment Service Directive 2 (PSD2), payment initiation and payment account information services have been included in the Law as payment services. The Payment and E-Money Institutions Association of Türkiye was established on June 28, 2020. The Association maintains a wide range of activities to increase financial inclusiveness and literacy, create and implement a strategy to develop financial technology and innovation specifically in payment services sector.

The immediate payment system, the Instant and Continuous Transfer of Funds (FAST) System, was launched on December 18, 2020, as a pilot run where only bank employees can send payments and put into service to all customers on January 8, 2021.

The Law No. 7222, effective February 2020, amended the Banking Law . The new legislation ensures harmonization with recent changes in the related international standards and principles, and brings new clauses for further development of participation, development and investment banking and further strengthening of corporate structures of factoring companies, and allows imposition of ban on access against unauthorized banking activities, and increases amounts of administrative fines for the sake of increase of deterrence.

In line with the EU Directive 2014/59/EU on Bank Recovery and Resolution, Financial Stability Board’s (“FSB”) Key Attributes of Effective Resolution Regimes for Financial Institutions and the International Association of Deposit Insurers (IADI) Core Principles, the necessary amendments were made in the Banking Law on February 25, 2020 regarding requirements for preparing recovery plans and the submission of these plans to the Banking Regulation and Supervision Agency (“BRSA”) for domestic systemically important banks. The definition of “risk group” has also been expanded to ensure full compliance with Basel standards.

The By-Law on Manipulation and Misleading Transactions in Financial Markets was published in the Official Gazette No.31120 of May 7, 2020 as per the provisions of the EU’s Regulation 596/2014 on market abuse (Market Abuse Regulation-MAR).

The amendments to Law No. 5411, Law No. 5464 and Law No. 6361 were published in Official Gazette No.31167 of June 26, 2020, introducing for banks, leasing companies, factoring companies and financing companies the possibility of identifying customers in long distance through an electronic communication device.

The BRSA shared its roadmap of green banking by publishing the “Sustainable Banking Strategy Document” in December 2021. In addition, the Agency have plans to develop green finance activities in line with international regulations by publishing a guide on climate risk management, reporting, data infrastructure and corporate governance within the scope of 2022-2024 strategic plan.

Türkiye’s Green Deal Action Plan has been prepared under the coordination of Ministry of Trade with the contribution of related public institutions and the private sector. The Action Plan was made public on July 16, 2021. With 81 actions and 32 objectives under 9 priority headings, namely: “Carbon Border Adjustments”, “Green and Circular Economy”, “Green Financing”, “Clean Economic and Secure Energy Supply”, “Sustainable Agriculture, “Sustainable Smart Mobility”, “Combating Climate Change”, “Diplomacy”, “European Green Deal Information and Awareness-raising Activities”. Green Deal Action Plan is the primary document on plans with respect to all actions that are being taken in relation to climate change, including the promotion of sustainable finance and a comprehensive roadmap for transition to a more sustainable and greener economy.

Within the scope of the Green Deal Action Plan, Ministry of Treasury and Finance published Sustainable Finance Framework on November 12, 2021. The Framework forms the basis for the Ministry of Treasury and Finance to issue debt instruments such as green, social or sustainability bonds or sukuk in the international capital markets.

Capital Market Board (CMB) Guidelines on Green Debt Instruments, Sustainable Debt Instruments, Green Lease Certificates and Sustainable Lease Certificates were published on February 24, 2022. The Guidelines acknowledge the increasing importance of sustainable finance in light of the climate crisis, the Covid-19 pandemic, the European Green Deal, as well as international commitments in relation to climate change, and aim to incentivize the financing of sustainable investments. The Guidelines are based on the Green Bond Principles of the International Capital Markets Association and they aim to ensure that issuance of green bonds, sustainable bonds, green sukuk and sustainable sukuk is conducted under best practices and standards applicable in international markets, and to increase transparency, honesty, consistency and comparability in the financing of sustainable and green projects. In accordance with Türkiye’s Green Deal Action Plan, the Finance Office of the Presidency of the Republic of Türkiye (CBFO) published the “Green Sukuk Working Report” on May 26, 2022.

In order to evaluate and develop the capacity of the financial sector to manage climate-related financial risks and support the transition to a sustainable economy in the light of international principles and standards and good practices, Türkiye demanded that “climate risks” and “green finance” be included in the Financial Sector Assessment Program (FSAP-Türkiye). In this context, in the first half of 2022, detailed studies and meetings were held with the FSAP delegation consisting of IMF and World Bank officials. These studies detailed problem areas, areas that need improvement and included recommendations for such improvements.

The Insurance and Private Pension Regulatory and Supervisory Agency was established as a public entity with financial and administrative autonomy by Presidential Decree No. 47, which was published in the Official Gazette No. 30922 on October 18, 2019. The Agency has the authority to regulate the insurance and private pension sectors and to supervise individuals and institutions operating in those sectors.

With regard to savings deposit insurance, the coverage limit was increased from TL 100,000 to TL 150,000 by the By-law Amending the By-law on Deposits and Participation Funds Subject to Insurance and Premiums Collected by The Savings Deposit Insurance Fund, which was published in the Official Gazette No. 30899 on September 25, 2019.

Based on the amendment made in the Regulation on Deposits and Participation Funds Subject to Insurance and Premiums Collected by Savings Deposit Insurance Fund (Premium Regulation) on December 16, 2021, deposit insurance coverage limit is to be increased every year by the SDIF Board, starting from the beginning of 2022, taking into account the revaluation rate of the previous year. Accordingly, the coverage limit was increased to TL 200,000 for 2022 and to TL 400,000 for 2023. In July 2021, a central platform for the purchase and sale of pension fund units was established. “Private Pension Fund Trading Platform” (BEFAS), operated by Takasbank, enables investors to access pension funds most suitable to their investment objectives, and increase competitiveness and performance in the pension fund industry.

Amendments made to the Capital Markets Law entered into force upon their publication in the Official Gazette No. 31050 on February 25, 2020. The amendments were made with the purpose of resolving existing practical difficulties, simplifying regulation, defining the infrastructure for new capital market instruments and services, and enhancing the efficiency of supervision and monitoring. Following the amendments enabling debt instrument holders to convene a general assembly, the CMB published the secondary regulation, including implementing measures, in September 2020. The related Communiqué includes regulation on procedures enabling investors to take common action in response to changing conditions and reaching an agreement with issuers with respect to changes in the terms of debt instruments.

An amendment to the CMB Communiqué on Shares was published in July 2020 with the purpose of enhancing disclosures and investor protection, as well as limiting the effects of new sales of shares on market prices.

A new Turkish Industrial Strategy Paper, which follows the Industrial Strategy Paper for the years 2015-2018, was launched in September 2019 covering the period 2019-2023. The aim of the Industrial Strategy Paper is to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy).

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Türkiye on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Türkiye and established the Presidency of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU acquis, certain By-laws have been adopted and further By-laws continue to be implemented.

There have been significant developments regarding Chapter 24—Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019. The National Strategy Document on Fight against Organized Crime (2022-2027) and its Action Plan (2022-2024) was updated in December 2022 in accordance with the EU’s Strategy for Combating Organized Crime.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

The Cooperation Plan for 2020-2022, prepared on the basis of the Memorandum of Understanding between Türkiye and Frontex was signed on January 30, 2020.

The Strategy Paper and National Action Plan to Combat Irregular Migration (2021-2025) was adopted on December 18, 2020.

The status of Directorate-General of Migration Management (DGMM) of Ministry of Interior was strengthened via restructuring as the Presidency of Migration Management (PMM) in October 29, 2021.

On March 25, 2018, the Regulation on the Provision of Quality Assurance of Qualifications to be Included in the TQF was published in the Official Gazette No. 30371. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, the Turkish Statistical Institute (“TURKSTAT”) announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised. Gross National Income (GNI) Inventory and Quarterly National Accounts Inventory, in accordance with ESA 2010, were prepared and submitted to Eurostat in June 2017. Additionally, the new “General Government List “, in line with ESA 2020, was published in the Official Gazette No. 30610 on November 29, 2018. Turkstat also transmits Excessive Deficit Procedure (“EDP”) Notification tables to Eurostat annually via EDAMIS. In that context, latest EDP Notification tables were compiled and transmitted to Eurostat on April 29, 2022.

The Convention on Mutual Administrative Assistance in Tax Matters, amended by the 2010 Protocol on November 3, 2011, entered into force on July 1st, 2018 and has been in effect since January 1, 2019. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

Türkiye has joined the commitment process under the Global Forum on Transparency and Exchange of Information in Tax Matters. Türkiye signed Multilateral Competent Authority Agreement on Automatic Exchange of Financial Information (CRS MCAA) on April 21, 2017 and approved it on December 31, 2019. Türkiye put into force the Multilateral Competent Authority Agreement on The Exchange of Country-By-Country Reports (CbC MCAA) on October 1, 2020. For both agreements, Türkiye has started the implementation and exchange relationship with the countries with which it has diplomatic relations.

Türkiye gives utmost importance to strengthening its capacity in the area of fight against money laundering and terrorism financing. The following improvements were made to strengthen Türkiye’s AML/CFT in line with both the EU acquis and FATF standards such as;

•	Political commitment letters were sent to the FATF and European Commission to abide the action plan items,

•	Law No 7262 on the Proliferation of Financing of Weapons of Mass Destruction and its secondary legislation adopted in 2020 and 2021,

•	Banking Data Retrieval System has been put in operation in line with Article 32/A of the EU Directive No 2015/849,

•	MASAK General Communique No:21 on Political Exposed Persons entered into force in November 2022.

•	Türkiye has reached compliant and largely compliant level in 34 out of 40 FATF recommendations,

•	Türkiye has been in contact with EU Global Facility to strengthen its AML/CFT.

Law No. 7246 amending the Law on the Protection of Competition published in the Official Gazette No. 31165 of June 24, 2020. The new Law introduces many new provisions to the Competition Act including settlement procedure, commitment procedure, de Minimis procedure, structural remedies, “Significant Lessening of Effective Competition” test for mergers and harmonization with EU regulation with regard to collection of evidence. With the amendments to the Competition Law, it is aimed to increase the effectiveness of the Competition Board, decrease the burden and the cost of the applications and align the Competition Law with the EU antitrust legislation

Law No. 7223 on Product Safety and Technical Regulations (“PSTR”), dated March 5, 2020 repealing the Law No.4703 on The Preparation and Implementation of Technical Legislation on Products was published in the Official Gazette No. 31066 on March 12, 2020 and entered into force on March 12, 2021 in order to comply with the EU’s New Legislative Framework. Like its predecessor, the Law No. 7223 on PSTR requires all products in the Turkish market to be safe and to comply with the requirements of the relevant technical regulations. To this end, the PTSR lays out the obligations of the economic operators and conformity assessment bodies (CABs) and specifies the duties and powers of the competent authorities.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

In line with the objectives of the Paris Agreement, Türkiye declared its “net zero emissions target by 2053” as a part of its “green development revolution”. Moreover, Türkiye submitted its updated Nationally Determined Contribution (contribution to the Paris Agreement) to the UNFCCC Secretariat on 13 April 2023. Türkiye expects to reduce its greenhouse gas (GHG) emissions by 41% by 2030 (695 Mt CO2 eq in year 2030) compared to the Business-as-Usual (BAU) scenario, at the 27th Conference of the Parties (COP27) of the UN Framework Convention on Climate Change (UNFCCC) in Egypt. Türkiye is also updating the “Climate Change Action Plan, Long Term Strategy and Adaptation Strategy and Action Plan” within the context of its net zero target and green transition.

Amendments regarding Türkiye’s definition of “SME” were made via the Regulation Amending the Regulation on the Definition, Qualifications and Classification of Small and Medium-Sized Enterprises published in the Official Gazette No. 31782 of March 18, 2022. Accordingly, Türkiye’s SME definition of enterprises has been harmonized with the EU.

Since 1991, Türkiye has been a member of the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT). To date, Türkiye has been evaluated by the FATF four times. In relation to the 3rd round of mutual evaluation the FATF noted Türkiye’s significant progress in improving its AML/CFT regime in October 2014, and noted that Türkiye has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding certain deficiencies that the FATF had identified previously. At that time, FATF decided that Türkiye was, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

The Financial Crimes Investigation Board (“MASAK”) launched the National Risk Assessment (“NRA”) Project, which aimed to identify and evaluate money laundering and terrorist financing risks, in late 2016 in preparation for future FATF evaluations. The process was run in collaboration with all stakeholders including the FIU, judicial bodies, regulatory and supervisory agencies, law enforcement agencies and private sector. Relevant data and statistics were gathered from these authorities and the most common risk factors were then identified, analyzed, evaluated and prioritized through a holistic analysis of this data. During this process, Türkiye also took several measures to ensure its compliance with the new FATF standards and passed several legislative amendments. Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018/ Amended: Oct.14, 2020 Official gazette No.31274)) set forth provisions aimed at preventing criminals from holding management positions at real estate agencies. Similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). In December 2018, Türkiye completed its first NRA report and submitted it to the FATF Secretariat.

The NRA report was a component of the fourth round of the FATF mutual evaluation. Afterwards, Türkiye submitted its contributions with regard to Technical Compliance and Effectiveness to the FATF Secretariat in accordance with the “Procedures for the FATF Fourth Round of AML/CFT Mutual Evaluations”. Accordingly, between March 5, 2019 and March 21, 2019, an onsite visit was made to Türkiye by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge. Subsequently, draft Technical Compliance and Effectiveness reports, which are confidential, have been prepared by the assessment team, and Türkiye has sent its views back. This process continued until October 2019, when Türkiye’s Mutual Evaluation Report was adopted by the FATF Plenary. The adopted report, which indicated that in regard to the results achieved in relation to the effectiveness (Immediate Outcome or IO), Türkiye has been placed in the observation period by the International Cooperation Review Group (one of the five working groups under FATF), was published on the FATF’s website in December 2019.

At the beginning of Türkiye’s observation period, several high level meetings were held with the participation of representatives from various ministries and a roadmap for Türkiye was formulated. Nevertheless, the 20-month observation period unfortunately coincided to its full extent with the Covid-19 pandemic, which caused a full lockdown and other restrictions throughout the country. This resulted in a delay in the legislation-making process that lasted until the end of 2020. The compliance law no. 7262 was enacted on December 31, 2020.

Pursuant to this law, Türkiye has adopted a mechanism to implement UN Security Council Resolutions on proliferation of financing of weapons of mass destruction. Moreover, the scope of the law is broad enough to address most of the deficiencies which required amendments into the current laws including AML Law, CFT Law, Law on Associations, Law on Collection of Aid, Commercial Law, and Criminal Procedure Law. The relevant secondary legislation has been in force since February 2021.

As a result of this lawmaking process, Türkiye has improved its level of compliance in four essential FATF recommendations (R.6 Targeted Financial Sanctions on Financing of Terrorism, R.7 Targeted Financial Sanctions on Financing of Proliferation of Weapons of Mass Destruction, R.18 Internal Controls, Foreign Branches and Subsidiaries, and R.35 Sanctions) to the “Largely Compliant” level, as noted by the FATF Plenary in June 2021. The scope of the law goes beyond proliferation matters, as Türkiye amended, among others, its countering financing of terrorism law, anti-money laundering law, associations law, commercial code and the secondary legislation by virtue of this law. Consequently, Türkiye’s ratings for 7 recommendations were upgraded in the first and second follow-up reports. Türkiye’s third follow-up report is also promising. In this regard, Türkiye has remedied its deficiencies in 5 additional FATF recommendations in which the Republic has been re-rated as at least “largely compliant”. Türkiye is now rated as “largely compliant” or “compliant” with respect to 39 out of 40 FATF recommendations.

In addition to efforts made with respect to technical compliance, Türkiye has also implemented several measures to increase effectiveness. The following items have been achieved in this regard:

1.	Meeting the standard of implementation of United Nations Security Council Resolutions without delay,

2.	Implementation of domestic asset freezing regime,

3.	Establishment of specialized courts on ML/TF cases,

4.	Re-structuring of MASAK,

5.	Issuance of circulars and financial investigation guidelines on ML/TF offences,

6.	Risk based auditing of non-profit organizations and obliged parties via separate methodologies,

7.	Preparation of comprehensive risk analysis of legal persons,

8.	Establishment of beneficial ownership registry,

9.	Strengthening of customer due diligence measures via inclusion of lawyers among the obliged parties,

10.	Adoption of financial group wide compliance policies,

11.	Improving judicial statistics, and

12.	Monitoring values of confiscated assets within the state accounting.

Despite all of the steps taken by the Republic, FATF Plenary has concluded that there is further room for improvement and has therefore placed Türkiye on the list of “Jurisdictions under Increased Monitoring”.

At this point of time FATF does not recommend that other jurisdictions take any action against Türkiye, which has provided a high-level commitment to work with the FATF to strengthen the effectiveness of its AML/CFT regime. In this framework, together with Türkiye FATF has provided an “action plan” in the issues of concern. The action plan is to be completed by June 2023.

All relevant agencies have begun working to complete all items listed in the FATF action plan and several working groups on threats, vulnerabilities and monitoring the implementation of sanctions were established. Türkiye remains committed to the process and will continue to work diligently to address the remaining deficiencies. In this regard, Türkiye has submitted political commitment letters to both the FATF and the European Commission to further work to improve these remaining items. Türkiye has formulated a strategy which requires the relevant agencies’ full involvement into the process. The working groups on Threat, Vulnerability and Monitoring Sanctions, which were formed by the ML/TF Strategy Document, meet at least once in a month and discuss actions taken in respect of Türkiye’s compliance with the FATF Action Plan. Additionally, law enforcement agencies updated their financial investigation guidelines. Türkiye updated AML/CFT National Risk Assessment in 2023. All financial investigation and analysis guidelines of the relevant authorities will be updated according to the new NRA. Türkiye continued working in coordination with all the stakeholders in accordance with its Strategy Document and in cooperation with Council of Europe Horizontal Facility and EU Global Facility. Since the end of the observation period, four Progress Reports were prepared. As a result, five of the seven shortcomings previously mentioned in the public statements published by FATF have been completed and the shortcomings have been reduced to two items.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Türkiye, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The Commission published the Enlargement Strategy and Progress Report covering the year 2017 (the “Report”) on Türkiye and EU Enlargement Strategy on April 17, 2018. The Report noted that Türkiye was a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Türkiye made outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Türkiye’s need to take swift and proportionate action. The Report noted that Turkish economy was well advanced and considered Türkiye to be a functioning market economy. Türkiye remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Türkiye. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remained vulnerable unless Türkiye would address macro-economic imbalances, conduct further structural reforms and improve the business environment. The Report confirmed that Türkiye has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Türkiye’s economy was well-integrated with the EU market in terms of both trade and investment. The Report underlined the importance of the Commission’s proposal to the Council for an extension and the modernization of the EU-Türkiye Customs Union, which would be mutually beneficial. Regarding Türkiye’s ability to assume the obligations of membership in the EU, the Report noted that Türkiye continued to align with the acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Türkiye’s alignment with the acquis was good.

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. The 2019 Türkiye Report was in line with the previous year’s Report in almost all areas, from political to economic criteria as well as the acquis alignment. The European Commission welcomed that the state of emergency introduced on July 15, 2016 in the aftermath of the attempted coup ended on July 18, 2018. The EU also acknowledged the existence of threats Türkiye has faced since then. However, the Report criticized some measures which had to be taken by Türkiye in line with the European Conventions in the aftermath of the coup attempt. The Republic’s Ministry of Foreign Affairs underlines that the Report did not adequately highlight Türkiye’s efforts to continue with the political reform process and the steps taken in this context.

On the other hand, the 2019 Country Report on Türkiye noted that Türkiye is a key partner for the EU and a candidate country. The Report underlined that the EU and Türkiye continued their dialogue and cooperation in the areas of joint interest including a leaders meeting between Presidents Juncker and Tusk and President Erdoğan in Bulgaria in March 2018 and a High Level Political Dialogue in November 2018. Additionally, the Report stated that Türkiye and the EU further developed their cooperation in the areas of energy, transport, economy and trade, and further noted that a High Level Transport Dialogue in January 2019 and a High Level Economic

Dialogue was held in February 2019. The Report emphasized that the March 2016 EU-Türkiye Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Türkiye sustained its outstanding efforts to host more than 3.6 million registered Syrians under temporary protection and around 370,000 registered non-Syrians under international protection, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Türkiye was well-integrated with the EU market in terms of both trade and investment based on the fact that the EU was Türkiye’s largest trade partner while Türkiye ranks fifth in the EU’s external trade. The Report emphasized that Türkiye’s economy had sufficient capacity to cope with the competitive pressures and market forces within the EU. It also noted that certain improvements were achieved in the energy sector, along with an advancement in spending on research and development, education and physical capital.

With respect to acquis alignment, the Report confirmed that Türkiye has achieved a strong level of general alignment in 22 Chapters and yearly progress at various levels in 20 Chapters.

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020. The 2020 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU.

The 2020 Türkiye Report summarized European Council decisions and referred to the positive agenda and potential areas of cooperation between Türkiye and the EU with a specific emphasis on the modernization of the Customs Union and trade facilitation, people to people contacts, high-level dialogues, continued cooperation on migration issues, in line with the 2016 EU-Türkiye Statement.

However, in the Report, the Political Criteria section and the Chapter on the Judiciary and Fundamental Rights in particular were written from a position that undervalues certain challenges faced by Türkiye specifically, including but not limited to the threats posed by terrorist organizations, such as PKK/PYD/YPG, FETO and DAESH. Moreover, representatives of Türkiye maintain the Report did not adequately highlight Türkiye’s efforts to continue the political reform process and the steps Türkiye has taken in this direction. Of note, the section on Political Criteria failed to accurately recount the current political situation in Türkiye.

The 2021 Country Report emphasized that Türkiye continued its enormous efforts to host the largest refugee population in the world with around 3.7 million Syrians under temporary protection and more than 320,000 non-Syrians, including those who hold or have applied for international protection status.

With regard to economic criteria, the Report acknowledged that Türkiye’s economy is well-advanced, and Türkiye is well-integrated with the EU market in terms of both trade and investment. The Report emphasized that Türkiye’s economy has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

With respect to acquis alignment, the Report indicated that Türkiye has reached a good level of alignment in 21 Chapters and also various levels of progress have been achieved in 17 Chapters.

The European Commission published the 2021 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 19, 2021. The 2021 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU. The Report highlighted important developments in the reporting period like High Level Dialogue Meetings on Climate; Migration and Security; and Health, and approval of Paris Agreement. Moreover, the Report noted that in the European Council of March and June 2021, leaders expressed readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to Türkiye meeting the established conditionalities set out in previous European Council conclusions, and provided that the de-escalation in the Eastern Mediterranean is sustained. Instead of “positive agenda” the Report stated that the leaders offered to nurture a more “positive dynamic in EU-Türkiye relations”.

However, the political criteria and the Chapter on Judiciary and Fundamental Rights sections of the Report contained assessments of Türkiye’s governmental and political system, fundamental rights, certain court rulings/administrative decisions and fight against terrorism which Türkiye thinks were unjust and disproportionate. In Türkiye’s view, the Report disregarded the challenges faced by Türkiye and threats posed by terrorist organizations such as PKK/PYD/YPG, FETO and DAESH and, despite Türkiye’s calls for updating the March 18 Türkiye-EU Statement in all its aspects, the EU mentioned only the migration aspect of the Statement and praised Türkiye while not referring to its own obligations.

With regard to economic criteria, the Report noted that the economic revival has reached pre-crisis levels thanks to the measures taken in response to the COVID-19 pandemic and that the economic recovery still continues, while stressing the advanced level of development of Türkiye’s economy. It stated that the authorities delivered a sizeable and wide-ranging set of measures to boost domestic demand and soften the economic repercussions of the COVID-19 pandemic. As a result, the economy rebounded quickly from the crisis. The Report underlined that the banking sector remained well capitalized, benefiting from regulatory forbearance and other crisis-mitigation measures. Moreover, it emphasized that progress was made with regard to the diversification of energy supplies and the development of the renewable energy sector. Supported by favorable financing conditions and concessional lending, investment activity rebounded in 2020. Besides the Report stated that Türkiye made limited progress and has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

The Report confirmed that Türkiye has reached, in general, a good level of alignment in 20 Chapters and achieved progress at various levels in 20 Chapters during the past year.

The European Commission published the 2022 Enlargement Package, including Country Reports on October 12, 2022. The 2022 Country Report on Türkiye (the “2022 Country Report”) noted that Türkiye is a candidate country and remains a key partner for the EU. The 2022 Country Report underlined that the EU has re-affirmed that it has a strategic interest in a stable and secure environment in the Eastern Mediterranean and in developing a cooperative and mutually beneficial relationship with Türkiye. Besides, the 2022 Country Report stated that the EU and Türkiye continued high-level engagement in areas of common interest such as climate, health or migration and security, and highlighted this engagement with Türkiye as the part of more positive dynamic in Türkiye-EU relations, and expressed EU’s readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to the conditions set out by the European Council. The 2022 Country Report praised Türkiye, on energy, as being an important and reliable transit country and for its remarkable efforts to host one of the largest refugee populations worldwide. The 2022 Country Report also stated that the March 18 Statement continued to yield results, and also referred to Türkiye’s calls to update the March 18 Statement. Regarding the Russia-Ukraine war, the 2022 Country Report appreciated the role Türkiye played during the reporting period, stating that Türkiye played a role to facilitate talks between Ukraine and Russia and work on de-escalation and bringing about a cease-fire, and also undertook a diplomatic initiative to facilitate the export of Ukrainian grain. The 2022 Country Report further recognized that the deal agreed by Ukraine and Russia would not have been possible without the constructive role of Türkiye, which is also involved in facilitating the implementation of the deal.

In Türkiye’s view, the 2022 Country Report did not adequately address Türkiye’s efforts to continue the political reform process and the steps Türkiye has taken in this direction. In this way, the section on Political Criteria failed to comprehend the current political situation in Türkiye. On economic criteria the 2022 Country Report acknowledged that Turkish economy is well advanced, and recovered strongly from the COVID-19-crisis, growing by 11.4% in 2021, and more than 7% in the first half of 2022 despite the fallout of Russia’s invasion of Ukraine. Further, 2022 Country Report noted that the banking sector remained largely stable, capital adequacy is above the regulatory requirements, and that the labour market recovered from the pandemic.

With regard to economic criteria in 2022, the Report noted that the Turkish economy was well advanced, but made no progress over the reporting period. The economy recovered strongly from the COVID-19-crisis, growing by 11.4% in 2021, and more than 7% in the first half of 2022 despite the fallout of Russia’s invasion of Ukraine. Türkiye has a good level of preparation and has made limited progress during the reporting period in developing its capacity to cope with the competitive pressure and market forces in the EU.

The 2022 Country Report indicated that Türkiye has reached, in general, a good level of alignment in 21 Chapters and achieved progress at various levels in 17 Chapters during the past year.

Economic Criteria

The European Commission has considered Türkiye a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Türkiye’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

Since 2001, Türkiye has been annually submitting the Pre-Accession Economic Programs (“PEP”) and the Fiscal Notifications to the EU. As of 2015, the Pre-Accession National Economic Reform Program (“ERP”) has replaced the PEP. In addition, since 2001, the economic performance of Türkiye has been monitored by the European Commission in the context of annual sub-committee meetings on economic and financial affairs. Türkiye participates in the pre-accession economic policy coordination and surveillance procedures and will continue to do so in the accession process. The ERP for the 2023-2025 period was submitted in January 2023.

The Turkish economy grew by 7.5% in 2017, 3.0% in 2018, 0.8% in 2019, 1.9% in 2020, 11.4% in 2021, and 5.5% in 2022. According to the ERP, Türkiye’s economy is expected to grow by 5.0% in 2023 and 5.5% in each of 2024 and 2025. The year-end consumer price inflation rate was 11.9% in 2017, 20.3% in 2018, 11.8% in 2019, 14.6% in 2020, 36.08% in 2021, and 64.3% in 2022. According to the ERP, inflation rate is expected to be 31.6% in 2023, 19.7% in 2024 and 11.9% in 2025. Türkiye’s unemployment rates were 10.9% 2017, 10.9% in 2018, 13.7% in 2019, 13.1% in 2020, 12% in 2021 and 10.4% in 2022. The unemployment rate is expected to be 10.4 % in 2023, 9.9% in 2024 and 9.6% in 2025. Current account deficit/GDP ratio figures were 5.6% in 2017, and 2.6% in 2018. In 2019, Türkiye generated a current account surplus of 0.1% of GDP. The current account deficit/GDP ratio was 5% in 2020, 2.6% in 2021 and 5.9% in 2022. ERP forecasts the current account balance/GDP ratio as -2.5%, -1.4% and -0.9% in 2023, 2024 and 2025, respectively.

Updating of the Customs Union

For Türkiye, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Türkiye’s EU membership. The reason Türkiye entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Türkiye has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Türkiye and the EU have agreed to update the Customs Union.

With the updated package, Türkiye expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Türkiye’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Türkiye in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Türkiye to benefit simultaneously from the Free Trade Agreements concluded by the EU with other countries.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Türkiye-EU Customs Union on December 21, 2016. Since then the Council has yet to adopt the negotiating mandate due to blockages of some Member States on political grounds. At the moment, the process of updating of the Customs Union is pending.

EU Summit Conclusions (March 25-26, 2021) invited the Commission to intensify talks with Türkiye to address current difficulties in the implementation of the Customs Union, ensuring its effective application to all Member States, and invited the Council to work in parallel on a mandate for the modernization of the Customs Union.

Following the March Summit, Türkiye engaged with the Commission both at the technical and political level in order to establish a closer cooperation with the Commission on the functioning of the Customs Union.

However, the steps taken by Türkiye were not reflected to the conclusions of Leaders’ Summit held on June 2021.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership.

The pre-accession funds allocated to Türkiye between the years 2014-2020 amount to 4.45 billion Euros. As a result of the recent cuts, the total support provided has been reduced to 3.2 billion Euros.

In order to use these funds, financing agreements between the European Commission and Türkiye are required to be signed. The Financing Agreements of the Programs for all the years of the IPA period (2014-2020) have been signed and entered into force.

The total amount of funds for all EU candidate countries for the period 2021-2027 of IPA are increased from 12.8 billion to 14.5 billion Euros in comparison with the previous period. In the new IPA period there will be no fund allocations for countries.

Based on the Programming Framework document, which was adopted by a European Commission Implementing decision of December 10, 2021, there are 5 priority windows for the period 2021-2027:

a)	Rule of Law, Fundamental Rights and Democracy,

b)	Good Governance, Acquis Alignment, Strategic Communication and Good Neighborly Relations

c)	Green Agenda and sustainable connectivity

d)	Competitiveness and inclusive growth

e)	Territorial and Cross Border Cooperation.

These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The fund committed to Türkiye by the EU under the IPA mechanism amounted to 429.5 million Euros for 2021 and 2022 in total.

Türkiye as a candidate country to the EU has been participating in EU Programs and Agencies since 2002 in line with its accession commitments and priorities.

EU Programs enable associated countries to develop cooperation projects with European stakeholders in areas such as single market, higher education, culture, art, digitalization, industry, green technologies and contribute to progress by increasing the ability to adapt to the changes in the EU economy. Besides through these programs Türkiye and the EU promote European integration through people to people exchange.

In the 2021-2027 period, Türkiye participates in Horizon Europe, Erasmus+, European Solidarity Corps., Customs, Union Civil Protection Mechanism and Single Market Programs.

Türkiye is expected to participate in the Creative Europe and the Digital Europe Programs by the end of 2023.

Türkiye is also a member of European Environment Agency and European Monitoring Centre for Drugs and Drug Addiction.

Since 2004, Türkiye actively participates in the Cross-Border Cooperation (CBC) Programmes which support cooperation for economic and social development in border regions in the EU and serve as tools for both the EU Regional Policy and the European Neighbourhood Policy.

Türkiye’s experience on CBC Programmes started with 2004-2006 Bulgaria-Türkiye CBC. In 2007-2013 and 2014-2020 period, Türkiye had participated in two cross-border cooperation programs, namely the Bulgaria-Türkiye IPA CBC Programme and the European Neighbourhood Instrument Black Sea Basin CBC Programme. As designated by the Article 62 of the Presidential Decree No. 2018/4 of July 15, 2018, the DEUA, affiliated with the Ministry of Foreign Affairs, acts as the National Authority (NA) in Türkiye of the CBC programs.

Türkiye is participating in three CBC programmes in the IPA 2021-2027 period, namely Interreg IPA Bulgaria-Türkiye CBC Programme, Interreg NEXT Black Sea Basin CBC Programme and Interreg NEXT Mediterranean Sea Basin CBC Programme.

EU Process at the Local Level

The Ministry of Foreign Affairs Directorate for EU Affairs organized many events and meetings in 2022 within the scope of the European Union Communication Strategy (EUCS). Based on this strategy, our citizens were informed about our accession process, EU-Türkiye relations, EU funds, and education & scholarship opportunities provided by the EU for Türkiye. The flagship domestic events were: Digital Communication Campaign, EU Meetings with Youth, “EU Membership Process at Provinces” meeting series, and 9 May Europe Day events.

Among these events, “EU Membership Process at Provinces” meetings are of particular importance in terms of impact and outreach capacity to the target group of EUCS. Launched in June 2021, these meetings continued to be held in 2022 across 7 cities (Konya, Kastamonu, Şırnak, Aydın, Kayseri, Şanlıurfa, Eskişehir, Mardin, and Diyarbakır) and reached 13 cities in total. The objective of these meetings is to increase the support of local stakeholders for Türkiye’s EU membership process. Through the meetings based on the principle that “EU Arises from the Local”, the Directorate meets representatives from public institutions, local administrations, civil society, and academia and informs them of the current developments in Türkiye-EU relations and EU projects, grants and training opportunities in their regions.

Structural Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated with the Ministry of Foreign Affairs as “the Directorate for EU Affairs”. This is a part of decision to reduce the number of Ministries from 25 to 16. However, the functions and mission of the Directorate remain the same.

The United States

The Turkish-American alliance has been and continues to be a linchpin of the security and stability of the Euro-Atlantic political landscape. Both countries have overlapping interests on many regional and global issues, such as the Middle East, Ukraine, Afghanistan, the Caucasus, Africa, Libya, anti-terrorism, energy and food security. In this regard, Türkiye and the U.S. have continued to engage in a deepened and meaningful dialogue in 2022 within the framework of the Türkiye-U.S. Strategic Mechanism. Yet, some serious bilateral issues directly related to Türkiye’s national security (PKK/PYD/YPG, FETÖ, unilateral sanctions) continue to burden the relationship.

The current regional and global environment – including the war in Ukraine – has once again highlighted the relevance and importance of Turkish-U.S. relations. Accordingly, there has been a marked increase in the level and frequency of bilateral contacts, which has helped create and bolster the current positive momentum in the relations.

The Türkiye-U.S. Strategic Mechanism, launched in 2021, is designed to address bilateral differences and enhance collaboration in areas of wider cooperation through a structured, sustained and comprehensive dialogue. Since its launch, six meetings have taken place as of December 2022; two meetings at the Ministerial level and four meetings at the Deputy Ministerial level.

The U.S. is one of the major trade partners of Türkiye. The bilateral trade volume between Türkiye and the U.S. was U.S.$20.8 billion in 2019, U.S.$21.7 billion in 2020 and U.S.$27.8 billion in 2021. It reached a record level, U.S.$32.1 billion, in 2022. Turkish exports to the U.S. were U.S.$10.2 billion in 2020 (compared with U.S.$9 billion in 2019), U.S.$14.7 billion in 2021 and increased to U.S.$16.8 billion in 2022. The total import volume was U.S.$11.5 billion in 2020 (compared with U.S.$11.8 billion in 2019), U.S.$13.1 billion in 2021 and increased to U.S.$15.2 billion in 2022. Moreover, in 2022, the U.S. became Türkiye’s second largest export market after Germany. The two countries set out a U.S.$100 billion trade volume target in 2019, which appears more achievable in light of the upward trends in economic and trade figures. However, trade barriers such as anti-dumping and countervailing measures hinder the trade partnership. Türkiye expects the U.S. to lift those trade measures as well as to revert additional tariffs on steel (25%) and aluminum (10%) which were introduced in 2018. Furthermore, Türkiye imported 5.5 billion cubic meters of liquefied natural gas (“LNG”) from the U.S. in 2021 and is one of the largest importers of U.S. LNG in Europe. Türkiye was the sixth biggest export market for U.S. LNG in 2021. U.S. LNG constituted almost 36% of Türkiye’s total LNG imports in 2022.

Türkiye hosts more than 2,000 U.S. companies and mutual investments continue to increase.

Even though Türkiye’s removal from the F-35 Program remains a major source of contention, launch of consultations between Turkish and U.S. military authorities in October 2021 reflects the willingness of both sides to address and resolve their disagreements through dialogue. On Türkiye’s F-16 modernization and procurement request, the U.S. Administration continues to express its support. However, attempts, especially by certain groups in the U.S. Congress animated by internal political considerations, to link the F-16 request with unrelated issues are delaying the approval process. Türkiye is one of the world’s largest F-16 operators and modernization of its fleet will enhance NATO’s deterrence and defense capabilities and make a significant contribution to European security.

Russia

While Türkiye and Russia differ on a number of international issues, the two countries keep their channels of dialogue open and cooperate where possible.

On January 8, 2020, President Putin paid a visit to Türkiye on the occasion of the opening of the TurkStream Gas Pipeline. On August 5, 2022 President Erdogan met with Putin in Sochi. On the margins of the meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria. In the following period, the two leaders maintained their regular contact through telephone conversations.

The share of Türkiye’s natural gas import from Russia in 2020 was nearly 34% (16.2 bcm) (down from 47% in 2018) and the share of Türkiye’s crude oil import from Russia was 11.1% in 2020 (3.3.mt). In 2021, the share of Türkiye’s natural gas import from Russia was 44.9% (26.3 bcm) and the share of Türkiye’s crude oil import from Russia was 17.3% (5.4 mt). In 2022, the share of Türkiye’s natural gas import from Russia was 39.5% (21.6 bcm) and the share of Türkiye’s crude oil import from Russia was 35.8% (12 mt).

Reciprocal investments are realized over U.S.$10 billion each by the end of 2021. This excludes the Akkuyu nuclear power plant project being built in Türkiye, valued at approximately U.S.$20 billion. Between 2018 and 2022 the trade volume between Türkiye and Russia was U.S.$35.78 billion on annual average. In 2022, the trade volume peaked at U.S.$68.1 billion.

The Intergovernmental Agreement between Türkiye and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the construction of two parallel pipelines, each 15.75 bcm/a capacity. The construction of the offshore part of the project was completed in November 2018. The pipeline became operational as of January 1, 2020. TurkStream-1 supplies Russian gas to the Turkish market, while Turkstream-2 supplies gas to Europe. The supply of Russian gas to Serbia via TurkStream-2 started as of January 2021 and to Hungary as of October 1, 2021.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Construction permits for all four reactors were issued and construction work for the first three reactors is currently underway. The first reactor of the power plant is scheduled for commissioning in 2024.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. 5,232,611 Russian tourists visited Türkiye in 2022.

Housing sales to Russians in the real estate market in Turkiye more than doubled in 2022 compared to the previous year, reaching 16,312 sales in 2022, up from 5,379 in 2021. Between 2015-2021, the average of housing sales to Russians constituted 7.2% of total sales of housing in Türkiye to foreigners, and this number increased to 23.9% in 2022.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed projects in Russia, the total value of which has reached U.S.$95 billion as of the end of 2022.

Ukraine

Ukraine is a strategic partner of Türkiye. Trade and economic cooperation constitutes an important aspect of Turkish-Ukrainian relations. Despite the war in Ukraine, bilateral trade surpassed the previous year (U.S.$7.42 billion)and reached U.S.$7.6 billion with a slight increase in 2022 . The common goal is to increase this figure to U.S.$10 billion with the help of the Free Trade Agreement (FTA) which was concluded between the two countries during President Erdogan’s visit to Kyiv on February 3, 2022.

Investments by approximately 600 Turkish firms operating in Ukraine stands at around U.S.$3 billion (including investments through third countries). The total value of projects undertaken by Turkish construction firms is worth U.S.$9.39. billion. The Ukrainian side also shows interest in making use of Turkish experience in the “Public Private Partnership” model.

Defense industry cooperation has also intensified in recent years.

Passport-free travel has been enabled between Türkiye and Ukraine since 2017, which has significantly contributed to tourism relations. Türkiye hosted 2 million Ukrainian tourists in 2021 and 675 thousand Ukrainian tourists in 2022 despite the war.

Support for Ukraine’s territorial integrity and sovereignty has been among the priorities of Turkish foreign policy since 2014. Türkiye does not recognize the illegal annexation of Crimea as well as the four regions occupied in 2022, namely Kherson, Zaporizhzhia Luhansk and Donetsk.

Türkiye believes that a just and sustainable peace can be reached through diplomacy only and accordingly will continue its efforts for a diplomatic settlement, the end goal of which is an independent, sovereign Ukraine which preserves its territorial integrity.

Upon the request of the UN and Ukraine, Türkiye played a key facilitating role in finalizing the UN plan for the safe export of Ukrainian grain through the Black Sea. As a result of Türkiye’s contacts with Ukraine and Russia, which included consultations at the highest level, the historic the Black Sea Initiative was signed in İstanbul on July 22, 2022. Until the end of 2022, more than 17 million tons of various grain products have reached the world markets under the Black Sea Initiative. This deal helped to stabilize global food prices and to avert a major food shortage.

The Balkans

Türkiye’s policy towards the Balkans aims for a peaceful, stable and prosperous region and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared geography, history and culture, Türkiye has a joint vision with the Balkan countries based on common goals and integration with EU and Euro-Atlantic institutions.

Apart from political support, Türkiye also provides assistance to the countries of the region in various areas including economy, energy, culture, education, health, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Türkiye has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Türkiye held the Chairmanship of the SEECP between July 2020 and July 2021 for the third time. Türkiye also assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Türkiye continues to be active within the Southeast European Law Enforcement Center as well.

Türkiye encourages regional cooperation and promotes the principles of ‘regional ownership’ and ‘inclusiveness’. The trilateral mechanisms pioneered by Türkiye between Türkiye-Bosnia and Herzegovina-Serbia and Türkiye-Bosnia and Herzegovina-Croatia are significant consultation platforms in this regard.

During 2022, several mutual high-level visits took place to Türkiye took place, including by:

•	the Presidents of:

•	Bulgaria for a working visit;

•	Montenegro for the 25th Eurasian Economic Summit and working visit;

•	Kosovo for a bilateral visit;

•	Serbia for the 3rd Meeting of the High Level Cooperation Council;

•	Slovenia for XIII. Ambassadors Conference and held a bilateral meeting with President Erdogan,

•	Speakers of Parliaments of:

•	Bulgaria for a bilateral visit;

•	Serbia for the Global Parliamentary Conference in İstanbul;

•	Prime Ministers of:

•	Albania for two bilateral visits;

•	Kosovo and North Macedonia for bilateral visits; and

•	Foreign Ministers of:

•	Albania for the preparation of High Level Cooperation Council;

•	North Macedonia for a bilateral visit;

•	Romania for a bilateral visit as well as Trilateral Foreign Ministers Meeting of Türkiye, Romania and Poland; and

•	Serbia for a bilateral visit and also for the Open Balkan Initiative Summit.

In terms of high-level visits from Türkiye, the following meetings were held abroad:

•

President Recep Tayyip Erdoğan visited Bosnia and Herzegovina, Serbia and Croatia within the scope of Balkan tour (Foreign Minister Mevlüt Çavuşoğlu accompanied President Erdoğan) in 2022, also President Erdoğan paid a bilateral visit to Albania.

•

Speaker of Parliament Mustafa Şentop visited Bosnia and Herzegovina; Croatia for Parliamentary Summit of the International Crimea Platform; North Macedonia twice; Serbia for BSEC meetings and bilateral working visit; Slovenia for Conference of Speakers of the EU Parliaments. He also held bilateral meetings with President of Slovenia during the same visit.

•

Foreign Minister Mevlüt Çavuşoğlu visited Bosnia and Herzegovina, Croatia and Kosovo within the scope of bilateral meetings; North Macedonia for Prespa Dialogue Forum; Romania for a meeting of the North Atlantic Council (NAC) at the level of Ministers of Foreign Affairs; Slovenia for 17th Bled Strategic Forum. He also held bilateral meeting with Foreign Minister of Slovenia in this regard.

Apart from these, Antalya Diplomacy Forum (ADF) was the site of high level meetings between Türkiye and the Balkans. Balkan countries participated in ADF as following; President of Slovenia and Presidency members of Bosnia and Herzegovina, Prime Ministers of Albania, Bulgaria, Montenegro, Kosovo and Foreign Minister of North Macedonia.

Türkiye’s overall trade volume with the countries of this region (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$27.3 billion in 2022. The top three countries in 2022 were Romania (U.S.$10.2 billion), Bulgaria (U.S.$7.4 billion), and Serbia (U.S.$2.3 billion).

Located on the transit route between Türkiye and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Türkiye is one of the most favored destinations for the tourists from the Balkan countries and received around 5 million tourists from the region in 2022. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

Greece

High-level visits between Türkiye and Greece picked up momentum over the last couple of years. President Erdoğan paid an official visit to Greece, including Athens and Komotini, on December 7 and 8, 2017. This was the first official visit at the head of state level between Türkiye and Greece since 1952.

In 2018, meetings between the Ministers of Foreign Affairs and other Ministers of both countries took place during official visits and on the margins of international events. President Erdoğan received Greek Prime Minister Alexis Tsipras in the margins of the NATO Summit held on July 11-12, 2018 UN General Assembly on September 25, 2018, and in Istanbul on February 5-6, 2019.

The first high-level contact with the new Greek government which came to power on July 8, 2019 was the meeting between President Erdoğan and the Greek Prime Minister Kyriakos Mitsotakis on the margins of UN General Assembly meetings on September 25, 2019. The leaders also met on December 4, 2019 on the sidelines of the NATO Summit in London, and on June 14, 2021 in the margins of the NATO Summit in Brussels.

Ministers of Foreign Affairs Çavuşoğlu and Dendias met in New York on September 26, 2019, on the margins of UN General Assembly meetings, and on November 8, 2019, on the margins of Western Balkans Forum held in Geneva. Minister of Foreign Affairs Dendias paid a working visit to Türkiye on April 15, 2021 and Minister Çavuşoğlu visited Greece on May 30-31, 2021.

Furthermore, Political Consultations were held in Athens on March 17, 2021 between the Deputy Minister and the Secretary General of the respective Foreign Ministries.

Confidence building measures (“CBM”) between the Ministries of Defense of both countries constitutes another dialogue channel for the Aegean Sea. The first CBM meeting after was held on May 21-25, 2019, followed by the second CBM meeting on June 17-20, 2019 and the third CBM meeting on February 7-21, 2020. The fourth CBM meeting was held on May 26-27, 2021. The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. In 2021, Türkiye and Greece launched a “Joint Action Plan” comprised of 25 articles to promote bilateral economic and trade ties. There has been concrete progress on 25 articles in areas consisting of tourism, environment, trade and energy. Three meetings were held within the scope of the Joint Action Plan at the level of Deputy Ministries of Foreign Affairs, The bilateral trade volume gained momentum, reaching U.S.$4.36 billion in 2018. However, in 2019, trade volume started to decrease below the level of 2018 and reached U.S.$3.1 billion in 2020, due to the overall fall in imports in Türkiye and global trade disruptions by the COVID-19 pandemic. In 2021, trade volume between Türkiye and Greece increased by 69.2% compared to 2020 and registered at U.S.$5.3 billion. In 2021, Türkiye’s exports to Greece amounted to U.S.$3.1 billion, while its imports reached U.S.$2.2 billion. In 2022, the trade volume was noted as U.S.$5.49 billion. Türkiye’s exports to Greece amounted to U.S.$3.3 billion. Its imports, on the other hand, reached U.S.$2.19 billion.

Greek foreign direct investment (flow) in Türkiye was U.S.$51 million in 2018, U.S.$48 million in 2019, U.S.$57 million in 2020, U.S.$2 million in 2021 and U.S.$124 million in 2022. The amount of Turkish foreign direct investment in Greece was U.S.$20 million in 2018, U.S.$12 million in 2019, U.S.$11 million in 2020 ,U.S $21 million in 2021 and U.S.$52 million in 2022.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) are major chains of the Southern Gas Corridor that the EU and Türkiye have been strongly supporting. These projects are key contributors to the energy security of the EU and Türkiye. TANAP was inaugurated in Eskişehir on June 12, 2018 and was connected to TAP in November 2018. TANAP was completed as of July 1, 2019 and is currently delivering gas to Europe. The TANAP Inauguration Ceremony for European Connection was held on November 30, 2019 Gas supply to Europe started as of early 2021 following the completion of TAP. The total volume of gas delivered to Türkiye reached 46,27 bcm by the end of May 2023.The current delivery capacity of TANAP to Türkiye and Europe is 16 bcm and is intended to increase initially to 23 bcm and 31 bcm by 2026. TAP started its commercial operation as of November 15, 2020. The total volume of gas delivered to Europe via TANAP and TAP reached 24.27 bcm by the end of May 2023. In 2018, around 781,000 tourists from Türkiye visited Greece, whereas Türkiye received about 665,000 Greek tourists. In 2019, Türkiye attracted 820,142 tourists from Greece, while 789,315 tourists from Türkiye visited Greece. In 2020, about 136,000 tourists from Türkiye visited Greece and Türkiye received 135,000 tourists from Greece. In 2021, about 144,000 tourists from Türkiye visited Greece and Türkiye received 134,000 tourists from Greece. In 2022, 567,819 tourists from Türkiye visited Greece and Türkiye received 569,795 tourists from Greece.

The Aegean Sea and Outstanding Aegean Issues

There are a number of closely linked and interrelated disputes in the Aegean between Türkiye and Greece, which include: the breadth of territorial sea and national airspace, delimitation of territorial sea and continental shelf, sovereignty of small islands & islets, violation of demilitarized status of Eastern Aegean islands, and service areas FIR, SAR, NAVTEX. Türkiye is in favor of achieving a comprehensive, fair and lasting solution to all Aegean disputes, namely the “outstanding Aegean issues”, in accordance with international law.

Firstly, the breadth of territorial waters in the Aegean are currently at 6 nautical miles for both Türkiye and Greece. Greece’s efforts to extend the breadth of territorial waters is one of the major disputes in the Aegean Sea. Any further extension of Greek territorial waters beyond 6 nautical miles will block Türkiye’s access to international waters and severely hinder freedom of navigation in the Aegean Sea.

Secondly, continental shelf boundary between two countries is yet to be delimited. The main reason distorting the equity and complicating the delimitation of continental shelf are the Greek islands located in the close vicinity of Turkish mainland. Türkiye aims for an equitable delimitation of continental shelf in the Aegean Sea, where special geographical circumstances prevail.

Thirdly, Greece claims that her national airspace is 10 nautical miles, despite her breadth of territorial waters being only 6 nautical miles. This is in contravention of international law. A US State Department report to the Congress in 2020 confirmed that Greece is the only country in the world with unmatching territorial sea and airspace claims. In this framework, Greek claims on the so-called airspace violations of Türkiye are baseless. Greek military aircraft conduct flights close to Turkish mainland, violate Turkish airspace even on Turkish land territory and harass Turkish aircraft flying in the Turkish and international airspace.

Fourthly, there is also the dispute of certain insular formations in the Aegean Sea, which were not ceded to Greece through valid international treaties. The dispute is closely related to a lack of territorial sea delimitation agreement between the two countries.

Violation of the demilitarized status of Eastern Aegean Islands by Greece in violation of international treaties is the fifth dispute in the Aegean. The sovereignty of those islands were ceded to Greece by 1923 Lausanne and 1947 Paris Peace Treaties with the condition that they would be kept demilitarized. Greece has been in material breach of her legal obligations of 1923 Lausanne and 1947 Paris Peace Treaties since 1960s, through troop concentrations, establishing permanent military installations and conducting military activities in the Eastern Aegean Islands. Those islands are in close proximity to the Turkish mainland. Their location and status have had implications for Türkiye’s national security perceptions. Türkiye rejected and protested these violations from the very outset, both at bilateral level and at the UN and NATO. Türkiye sent three letters in 2021 and 2022 to the UN and urged Greece to reinstate the demilitarized status of the Aegean islands. Türkiye pointed out the legal consequences of illegal Greek actions. One of which is that these militarized Greek islands shall be disregarded in maritime boundary delimitation (nonopposability in maritime boundary delimitation of sovereign title owing to material breach of treaty obligations on which sovereign title is based). Greece avoids taking up this issue in bilateral negotiations and referring it to the ICJ. In order to conceal it’s open denial of the conventional obligations, Greece chose to distort Türkiye’s messages and present them as provocations in order to mislead international public opinion.

Lastly, the dispute of service areas is another source of dispute in the Aegean. Flight Information Region (FIR) is an area defined for providing air navigation services. Greece has been attempting to impose FIR as an area of sovereignty and labels the use of international airspace over the Aegean by Turkish military aircraft without prior notification as violations. This interpretation of FIR has no legal basis. Also, Turkish and Greek search and rescue regions are overlapping in the Aegean Sea. The cooperation and coordination is essential and the foremost concern in SAR operations is the safety of human life, however Greece strongly objects to coordination for that purpose. Türkiye is ready to engage in discussions to establish the required arrangements on search and rescue services as stipulated in the Articles 2.1.4 and 2.1.5 in the Annex to 1979 Hamburg Convention, to which Türkiye and Greece are both parties, in order to ensure the safety of human life in the region.

Türkiye and Greece have established multiple dialogue mechanisms to address the Aegean disputes. Türkiye is fully committed to the peaceful settlement of these disputes through sincere dialogue and meaningful negotiations in a spirit of mutual understanding in accordance with international law and jurisprudence. It would serve the interests of both countries and the whole region to defuse tension and create conditions that would promote communication and dialogue. In this regard, Türkiye expects Greece to adhere to good neighborly relations and believes in the utmost necessity of engaging in bilateral contacts to resolve the outstanding disputes in the Aegean and the Eastern Mediterranean.

Cyprus

Developments in the Cyprus Settlement Process

Following the inconclusive closing of the Conference on Cyprus convened in Crans-Montana in July 2017 after the sides failed to reach an agreement, the UN Secretary-General called on the two sides, as well as the Guarantors, to reflect on the shortcomings of the Conference and steps to be taken to foster a meaningful process in the future. Türkiye has been engaged in such a process in close consultation with the Turkish Cypriot authorities.

In early July 2018, the UN Secretary-General appointed Ms. Jane Holl Lute, a senior UN official, to consult with the parties of the Conference to help determine whether there was a common ground and vision for a meaningful process.

Türkiye shared with Ms. Lute that it is not excluding any ideas, being that current parameters have not yielded positive results in the last 50 years. On the other hand, before starting any new process, all sides need to agree on what principles the new process will be built upon.

The UN Secretary-General, in his report on his Good Offices Mission dated October 15, 2018, pointed out the need to find new ideas and called on all parties to agree on “terms of reference” that would constitute the consensus starting point for a possible negotiated conclusion.

In the course of 2019, Ms. Lute has met several times with the Turkish and Greek Cypriot leaders as well as the guarantor states in an effort to finalize a “terms of reference”.

The UN Secretary-General met informally with the Turkish and Greek Cypriot leaders on November 25, 2019. In his statement following the meeting, he underlined that he has agreed to extend his efforts to achieve terms of reference to serve as a consensus starting point for phased, meaningful, and results-oriented negotiations at the earliest feasible opportunity and he committed to explore with the Turkish Cypriot leader and the Greek Cypriot leader and with the guarantor states the possibility to convene an informal five-plus-UN meeting at an appropriate stage.

The UN Secretary General has paused his efforts towards a settlement until the end of the Presidential elections in North Cyprus.

The Turkish Cypriot Presidential elections, which was scheduled to be held in April 2020, was postponed due to the COVID-19 pandemic. The leader of the National Unity Party and Prime Minister Ersin Tatar, who advocated a two-state settlement won the elections held on October 18, 2020.

Following the elections, Ms. Lute has resumed her contacts with the two sides on the Island and the guarantor states with a view to holding the informal five-plus-UN meeting.

UN Secretary General, in his letter dated October 26, 2020, proposed to convene an informal meeting, in line with Minister H.E. Mevlüt Çavuşoğlu’s previous offer, to determine if there is a common ground between the two sides on the Island with a view to launching formal negotiations. The Turkish and Greek Cypriot sides both indicated their readiness for the meeting.

This informal 5+UN meeting, hosted by the UN Secretary General, was held between April 27-29, 2021 in Geneva with the participation of the Turkish and Greek Cypriot sides as well as the guarantor countries Türkiye, Greece, and the UK. The meeting aimed at finding whether common ground exists to start a new negotiation process.

During the meeting, TRNC President Ersin Tatar explained in detail why the federation model failed to provide any solution to the Cyprus issue in the last 50 years. He stated that sovereign equality and equal international status of the Turkish Cypriot people should be reaffirmed first, and then two States can launch negotiations in order to establish a cooperative relationship. Accordingly, he submitted a written, six point proposal, which was comprised of the following six items: 1. UN Security Council’s adoption of a new Resolution that guarantees sovereign equality and equal international status of Turkish Cypriot people; 2. Launching negotiations towards a cooperative relationship on this new basis; 3. Negotiations on the bilateral relations as well as the issues of property, security, border arrangements, and relations with the EU; 4. Negotiations to be supported by the guarantor countries and the EU as an observer when necessary; 5. Two states’ recognition of each other within the framework of a reached agreement; and 6. Holding separate referenda.

On the other hand, the Greek Cypriot side insisted on the resumption of the negotiations from where they were “left off” in Crans-Montana in July 2017, and supported the bi-zonal, bi-communal federation model, efforts for which Türkiye has contended are exhausted.

Following the meeting, the UN Secretary General expressed that “sufficient common ground could not be found” to launch formal negotiations between the parties, however, he indicated that he would continue his efforts and another meeting would be held in the near future.

UN senior official Jane Holl Lute, who was appointed by the UN Secretary-General to consult with the parties, left her post at the end of August 2021.

The UN Secretary General hosted an unofficial lunch with the participation of both leaders in September 2021, on the margins of UN General Assembly. No press statements were made after the meeting.

UN Secretary-General Guterres appointed Canadian diplomat Colin Stewart as Special Representative of the UN Secretary-General and Head of UNFICYP replacing Elizabeth Spehar, whose term of office ended on November 30, 2021. Stewart took office on December 6, 2021 and hosted a New Year’s Reception with the participation of the two leaders on December 14, 2021.

TRNC President Ersin Tatar conveyed cooperation proposals based on the sovereign equality of the two sides with two letters dated July 1 and 8, 2022 to the Greek Cypriot side through the UN. In these letters, cooperation on (i) hydrocarbon resources, (ii) electricity interconnection, (iii) renewable energy, (iv) water, (v) irregular migration and (vi) demining were proposed to the Greek Cypriot side.

In his address to the 77th General Assembly of the United Nations on September 20, 2022, President Erdoğan pointed out that there are two separate peoples and States on the Island, and that the key to a settlement is the reaffirmation of the sovereign equality and equal international status of the Turkish Cypriot people, President Erdoğan made a call to the international community to recognize the TRNC as soon as possible. The essence of this call is to eliminate the difference of status between the Sides on the Island through the recognition of the TRNC by the UN member states, as the UN Security Council has not yet taken a step towards the reaffirmation of sovereign equality and equal international status of the Turkish Cypriot people since 5+UN unofficial meeting held in Geneva in April 2021.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Türkiye and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Türkiye protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Türkiye also emphasized yet again that a significant segment of blocs number 1, 4, 5, 6 and 7 fall within Türkiye’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Türkiye’s maritime jurisdiction areas. Türkiye reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Türkiye also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Türkiye when a drilling vessel arrived in the region in July 2017 as well as in December 2017. Türkiye finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, when a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC.

In this vein, Turkish flagged drilling ships Fatih and Yavuz have launched offshore drilling operations between 2018 and 2020, Barbaros Hayreddin Paşa and Oruç Reis ships conducted seismic survey operations between 2017 and 2020 within the Turkish continental shelf that has been declared to the UN on March 18, 2020 and in the licensed areas granted to Turkish Petroleum by the TRNC Government on behalf of TRNC.

Turkish Cypriot authorities presented an official proposal concerning the hydrocarbon resources of the Island on July 13, 2019. The proposal, which Türkiye fully supports, envisages that Turkish Cypriots and Greek Cypriots, as the co-owners of the Island, cooperate on hydrocarbon resources over which they have equal rights (including revenue sharing) and benefit from these resources simultaneously. The Greek Cypriot side has rejected the proposal thus far, but, it is still on the table and workable.

Türkiye continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary.

Türkiye stands committed to protecting its, as well as the Turkish Cypriots’ legitimate rights and interests in the Eastern Mediterranean and taking all necessary steps to this end.

On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

In order to facilitate dialogue and cooperation in the Eastern Mediterranean, Türkiye has called for a regional conference on the Eastern Mediterranean that could be an opportunity to generate an inclusive cooperation mechanism in which none of the actors in the region will be excluded.

Iraq

Türkiye wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementarity in economic, commercial and transportation fields as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Türkiye in the region.

Türkiye seeks enduring stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Türkiye is promoting social cohesion and an inclusive approach in Iraq as it reaches out to all segments of Iraqi society.

Türkiye continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, transportation and investment. Türkiye offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq was the third largest export destination of Türkiye in 2022. Turkish bilateral trade volume with Iraq was U.S.$24.1 billion in 2022 (exports: U.S.$13.7 billion; imports: U.S.$10.4 billion). Türkiye is determined to further increase this figure by contributing to Iraq’s reconstruction process.

The field of energy is one of the main pillars of bilateral relations between Türkiye and Iraq. Iraq has become the largest supplier of crude oil to Türkiye, with Iraqi crude oil constituting around 40% of Turkish crude oil imports in 2020 and 42.5% in 2021.

The Türkiye-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to enhance bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, transportation and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. The fourth meeting is planned to take place in Baghdad, during the prospective visit of President Erdoğan to Iraq. The 18th session of the Joint Economic Commission between Türkiye and Iraq held in Ankara on May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade. Türkiye-Iraq Business, Investment and Contracting Forum, organized in İstanbul under the auspices of Türkiye-Iraq Business Council on November 19, 2021 was also an occasion in which business people, contractors and sector representatives from both countries gathered to discuss pressing issues related to economy and trade. Preparations of the next session of this Council are underway.

Türkiye believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Türkiye is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential. Türkiye prefers the PKK presence in Iraq to be eradicated by Iraqi authorities and declared its readiness to cooperate with Iraq to this end.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, seven HLCC meetings were co-chaired by Turkish and Iranian Presidents. Türkiye has constantly sought to engage Iran in efforts to improve regional stability. Therefore, Türkiye’s relationship with Iran is an asset not only for Türkiye but also for the international community.

Given the already volatile and unstable security environment, Türkiye believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Türkiye is of the view that diplomacy and dialogue should be the basis of resolving international issues. Türkiye attaches importance to the preservation and full implementation of the Joint Comprehensive Plan of Action (JCPOA) by all Parties. With this understanding, Türkiye supports all efforts to revitalize the stalled JCPOA talks.; and hence its reactivation. Türkiye supports the International Atomic Energy Agency’s (IAEA) role in monitoring and verifying the implementation of the JCPOA.

Iran is an important neighbor and trading partner of Türkiye. The volume of trade between Türkiye and Iran was U.S.$9.3 billion in 2018. The COVID-19 pandemic and U.S. sanctions negatively affected the volume of trade in 2019 (U.S.$6.33 billion) and 2020 (U.S.$3.44 billion). Bilateral trade has recovered after the pandemic , reaching U.S.$5.59 billion in 2021 and U.S.$6.42 billion in 2022 respectively.). Türkiye’s major products exported to Iran are internal combustion engines, extracts of tobacco and similar products, hygienic products and diapers, zinc ores, passenger cars, components for land vehicles, particle boards, paper and cardboards. Türkiye’s major import products from Iran are natural gas, raw zinc, aluminum, plastics in various forms and fertilizers.

The tourism sector constitutes a major part of services and goods traded between the two countries. 2.1 million Iranian citizens visited Türkiye in 2019 and the number decreased to 385 thousand in 2020 due to the COVID-19 pandemic. The number of Iranian tourists visiting Türkiye has increased as the COVID-19 pandemic has waned, reaching 1.5 million in 2021 and 2.3 million in 2022. As such, Iranians constituted the 5th highest number of tourists visiting Türkiye. 357,296 Turkish citizens visited Iran in 2022.

As a matter of geopolitical necessity and good neighborly relations, Türkiye aims to develop its economic and trade relations with Iran. Türkiye believes that increased trade would further the well-being of the people of the region and help improve regional stability. In this regard, the Preferential Trade Agreement (PTA) between Türkiye and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade. Iran started to partially implement the PTA after the U.S. re-introduced the sanctions on Iran in 2018.

Syria

Türkiye has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Türkiye and Syria had contributed positively to regional security and stability as well as bilateral trade, investment, and tourism until the conflict erupted.

The regime’s aggression and the growing presence of extremist and terror elements (particularly in the northern parts of Syria) constitute a deep and increasing concern for Türkiye’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Türkiye’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Türkiye’s fight against DAESH.)

Following the announcement on December 19, 2018 of the U.S. Administration’s decision to withdraw its forces from Syria, Türkiye and the U.S. held talks in relation to the implementation of the decision in close coordination and cooperation between the two countries, as well as on the details of the establishment of a possible “safe zone” against the emergence of any power vacuum which could be exploited by terrorist organizations, particularly DAESH and PKK/YPG, or the regime and its supporters.

Despite a preliminary understanding reached between the two countries in early August 2019 towards jointly establishing in north east Syria a safe zone from which PKK/YPG elements were to be removed, PKK/YPG presence in areas that were to be declared as safe zones remained intact. Türkiye-U.S. joint land patrols and reconnaissance flights, which were conducted on the basis of the said preliminary understanding, verified continued PKK/YPG presence on the ground.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” (“OPS”) against PKK/YPG and DAESH terrorists in northeast Syria. The goals of OPS were announced as to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. OPS was conducted on the basis of international law, in accordance with Türkiye’s right of self-defense under Article 51 of the UN Charter and the relevant resolutions of the UN Security Council on the fight against terrorism. Türkiye has paused OPS after a joint statement was announced with the U.S. on October 17, 2019. Nearly a 145-kilometer-wide area between Tal Abyad and Ras al-Ayn has been cleared of terrorist elements to a depth of 30 kilometers. On October 22, 2019, Türkiye concluded with Russia a Memorandum of Understanding by which the latter committed to remove PKK/YPG from territories to the west and east of the OPS area as well as from Manbij and Tal Rifat. However, these commitments have not been fulfilled.

Following the terrorist attack in Istanbul in November 2022 which was planned and ordered by the high rank members of the PKK/PYD in Syria, which resulted in killing of 6 civilians including 2 children, Operation Claw-Sword was carried out on November 19-20, 2022, in line with Türkiye’s right to self-defense arising from the Article 51 of the UN Charter. Terrorist elements in Syria and Iraq were targeted during this operation.

The situation in Syria deteriorated from 2016-2020, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2020, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 14.6 million. Türkiye is continuing her humanitarian efforts to provide shelter and other basic needs of those affected by the protracted conflict in Syria. By the end of 2020, 55,743 Syrians were hosted in 7 temporary accommodation centers in 5 different provinces Türkiye, and the total number of Syrians under temporary protection in Türkiye was 3,655,067.

Further, the Turkish Government as of December 2020 has spent more than U.S.$40 billion (inclusive of NGOs and municipalities), whereas the total contribution Türkiye has received from the international community has not met Türkiye’s expectations. Türkiye continues to be the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Türkiye to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Türkiye with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Türkiye through the establishment of the EU-Türkiye high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial 3.0 billion Euros of resources for Syrians under temporary protection in Türkiye. On March 18, 2016, the EU agreed on a wide range of proposals with Türkiye to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated 3.0 billion Euros to Syrians in Türkiye in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional 3.0 billion Euros by the end of 2018. As of the end of December 2018, only 1.7 billion Euros of these allocated funds have been disbursed to Türkiye. (As of June 2019, only 2.19 billion Euros of the first 3.0 billion and 152 million Euros of the second tranche have been disbursed to Türkiye.) As of December 2019, Türkiye has taken 2,000 irregular migrants back and 25,276 Syrians were resettled in EU Member States.

As a response to the shattering infrastructure and lack of services within Syria, Türkiye mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$1,153 million as of December 2021. Since July 2014, Türkiye has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165 (2585). As of December 31, 2021, a total of 48,160 trucks of UN humanitarian shipments have been sent to Syria through Turkish border gates. 100% of all cross border humanitarian operations to Syria is conducted via Türkiye. As of December 31, 2022, the Cilvegözü border-crossing Türkiye is currently the only corridor for cross-border delivery of UN humanitarian aid.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process. In order to contribute to international efforts to achieve lasting peace in Syria in line with Resolution 2254, Türkiye started with Russia and Iran the “Astana-format” meetings.

Since its first meeting from January 23-24, 2017, high-level Astana meetings between the two conflicting parties, the guarantors of the ceasefire regime (Türkiye, Russia, and Iran) and observers, namely the UN, the U.S., Jordan, Iraq and Lebanon have been regularly held. The aim of the Astana meetings has been to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Türkiye, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul. As a follow up, two Quadrilateral Summits were held with a special focus on Syria, involving Türkiye, France, Germany and the UK, in London on the sidelines of the NATO Leaders’ Meeting on December 3, 2019 and via videoconference on March 17, 2020. Lastly, a Quadrilateral Meeting of the Foreign Ministers of Türkiye, the United Kingdom, Germany and France was held on May 19, 2020 via videoconference.

Idlib continues to be another flashpoint due to the regime’s and its backers’ indiscriminate attacks against civilians and civilian structure, especially since May, 2019. Idlib was designated as a “de-escalation area” by Astana guarantors in 2017. At the Sochi Summit in 2018, Türkiye and Russia signed a memorandum to support the de-escalation efforts and preserve Idlib’s status. The regime’s ceasefire violations throughout 2019 and early 2020 impeded efforts to fully implement the Memorandum. From May 2019 until February 2020, when Türkiye launched “Operation Spring Shield” to protect civilians in the region, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. More than 300 civilian facilities, including schools and hospitals, were destroyed. Turkish observation posts established in line with the De-

Escalation Memorandum were targeted and some were encircled. In its attacks, the regime used the pretext of combatting terrorism. However, its deliberate targeting of civilians only fueled further radicalization. This aggression triggered a new humanitarian catastrophe, a mass migration flux towards Türkiye and beyond, and risked the collapse of the political process.

In response to the regime’s increasing ceasefire violations in Idlib and following its deliberate targeting of a Turkish military convoy on February 27, 2020, Türkiye launched “Operation Spring Shield” on the same day on the basis of her right of self-defense. The operation was conducted with the aims of protecting civilians by ending the regime’s aggression and preventing a new humanitarian crisis as well as mass displacement movements into Türkiye. Following Operation Spring Shield, Türkiye and Russia signed an Additional Protocol to the 2018 Sochi Memorandum on March 5, 2020 in Moscow . The Additional Protocol re-established ceasefire in Idlib. Thanks to the ceasefire in Idlib, more than 560,000 internally displaced people have returned to their homes.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold six new rounds from February 2017 to January 2018. At the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria.

At their 5th Tripartite Summit, held on September 16, 2019 in Ankara, the Astana guarantors reached an understanding on the composition of the Constitutional Committee. The Committee was established as a result of UN’s and Türkiye’s intense efforts, and, following the announcement of its establishment by UN Secretary-General on September 23, 2019, it officially started its work on October 30, 2019 in Geneva. This step has been a milestone contributing to the revitalization and advancement of the political process. The first round of the meetings of the Committee’s Drafting Body were held in Geneva on November 4-8, 2019. It was noted as a positive development that the regime recognized the opposition for the first time as a direct interlocutor in the political track. As of December 2022, eight rounds of meetings have been held by the Committee’s Drafting Body in Geneva. However after the eighth round, the Russian side objected to holding the meetings in Geneva, citing that the Switzerland is not neutral anymore after the sanctions it imposed on Russia following the war in Ukraine. On the other hand, the first eight meetings did not yield tangible results as to the substance due to intransigent attitude of the regime.

Türkiye continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Türkiye remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Türkiye supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on 1967 borders that would lead to the establishment of an independent, sovereign and contiguous State of Palestine with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Türkiye has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Türkiye carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. A Grant Agreement worth U.S.$10 million was signed between Türkiye and Palestine on September 15, 2017, aiming to contribute to the socio-economic development of Palestine. The third and last installment of the grant, amounting to U.S.$3.5 million, was disbursed on May 24, 2019. Türkiye granted tons of medical supplies and U.S.$5 million of direct budget assistance to Palestine in 2020. Türkiye also completed the transfer of the Turkish-Palestinian Friendship Hospital, to the Islamic University of Gaza, to be used as a quarantine center. The Turkish Red Crescent’s humanitarian aid consisting of food, hygiene and medical supplies (worth U.S.$175,000) was delivered to Gaza on July 18, 2021. The total assistance carried out by TİKA in the 2020-2022 period is U.S.$10.5 million.

Türkiye contributed U.S.$10 million to UNRWA in 2020 and U.S.$1 million to the Development Waqf Fund for Palestine Refugees, established under the Organization for Islamic Cooperation (“OIC”), in addition to the in-kind contributions composed of 26,000 tons of flour and 1200 tons of chickpeas. In 2021, Türkiye contributed U.S.$10 million to the Agency, along with in-kind contributions composed of 26,000 tons of flour (last shipment was delivered in January 2022) and 3772 tons of chickpeas. In the budget period of 2022-2024 of Ministry of Foreign Affairs of the Republic of Türkiye, the Republic aims to make a voluntary contribution of U.S.$30 million in total, U.S.$10 million each year, to the Agency. The amount of U.S.$10 million for 2022 was already transferred to the Agency in May 2022. 26 thousand tons of flour was donated by AFAD in 2022. Türkiye will continue its contribution for urgent needs and the sustainable development of the Palestinian economy.

Türkiye’s bilateral trade volume with Palestine increased to $139 million in 2022 from $111.12 million in 2021.

Türkiye and Israel have successfully concluded the normalization process and resumed full diplomatic relations. Both sides agreed on maintaining relations based on mutual respect for one another’s sensitivities and shared interests. Şakir Özkan Torunlar, who was appointed as Turkish Ambassador to Tel Aviv, took office on December 1, 2022 and presented the copy of the letter of credence to the Chief of State Protocol of Israel on the same day. Israel has appointed Irit Lillian as Ambassador to Türkiye on October 2, 2022 and she submitted a copy of the letter of credence to the Ministry of Foreign Affairs on November 3, 2022.

President of Israel Herzog paid an official visit to Türkiye on March 9-10, 2022, upon the invitation of President Erdoğan. Minister of Foreign Affairs Mevlüt Çavuşoğlu visited Palestine and Israel on May 24-25, 2022. Israeli Foreign Minister Yair Lapid visited Türkiye on June 23, 2022.

The first Strategic Dialogue meeting with Israel on regional issues was held at the General Manager level on May 9, 2022 in Ankara.

In terms of economic and commercial relations, Türkiye and Israel are natural partners in the region; both economies complement each other and the countries are geographically close.

Türkiye is among the top countries with respect to trade with Israel. In 2019, bilateral trade volume with Israel reached U.S.$6.09 billion. In 2020, bilateral trade volume with Israel reached U.S.$6.2 billion. In 2021, bilateral trade volume increased to U.S.$8.4 billion. In 2022, bilateral trade volume increased to US $9.48 billion.

There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Türkiye. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Türkiye as Israel’s most viable and profitable market for oil and gas resources as well as the most economical route for their transportation to other markets. Türkiye remains ready to engage with Israel on joint energy projects of mutual interest.

In 2019, the number of Israeli tourists coming to Türkiye increased by 28.53%, reaching 569,368. Turkish Airlines is one of the biggest airlines operating from Israel, carrying more than 1 million passengers from the Tel Aviv airport in 2019. Before COVID-19 there were more than 106 weekly flights between Türkiye and Israel. During the pandemic, Turkish airline companies conducted 38 weekly flights from Israel to Türkiye in 2020 and 129,677 Israeli tourists visited Türkiye. In 2021, 225,238 tourists visited Türkiye from Israel and in 2022 this number increased to 843,000. Within the framework of the measures taken during the pandemic period, flights between the two countries, which were stopped in January 2021, resumed in March 2021. Two sides agreed on an Air Transport Agreement on July 7, 2022. A Memorandum of Understanding was also signed on the same date. the total number of flights from Türkiye to Israel increased to 120 by the end of 2022. In Summer 2022, Turkish Airlines operated weekly 85 frequencies to Tel Aviv from different points in Türkiye such as Istanbul, Antalya and Dalaman. While 843,028 Israeli tourists visited Türkiye in 2022, Turkish Airlines carried more than 1.5 million passengers between Türkiye and Israel as well as beyond points from Tel Aviv in the same year.

Tunisia

Türkiye emphasizes the potential of Tunisia as an important trade partner and a commercial hub not only for North Africa but also for the whole continent. During President Erdoğan’s visit to Tunisia in December 2019, Türkiye and Tunisia agreed to further economic and commercial relations and to identify new areas of cooperation among the business circles. Türkiye is closely following the ongoing political transition process in Tunisia and emphasizes the need for active involvement of all segments of the Tunisian society in this process. The trade volume between the two countries was approximately U.S.$2.09 billion for 2022. In addition, Türkiye and Tunisia cooperate closely with respect to their defense industries. Over the years Türkiye has provided Tunisia with approximately U.S.$500 million in grants and Türkiye has always expressed its readiness to increase bilateral trade volume between the two countries in a mutually beneficial way.

Libya

The signing of the “Libyan Political Agreement” on December 17, 2015 in Morocco opened the door for a new push in Libya towards re-establishing peace and stability. Since then, Türkiye has actively supported the political process based on the Libya Political Agreement. Türkiye has also given full support to the UN efforts and encouraged all stakeholders in Libya to act in a spirit of dialogue, compromise, and reconciliation.

The Turkish Embassy in Tripoli was reopened at the beginning of 2017. Trade volume between Türkiye and Libya reached U.S.$4.25 billion in 2022, demonstrating the close economic relations between the two countries, which have the potential for further development.

From the very beginning of the aggression of Haftar’s “Libyan National Army” against the legitimate UN-recognized government in Libya, Türkiye has tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under the United Nations’ auspices. To this end, Türkiye consistently played an active role in convening the First Berlin Conference on January 19, 2020 and later attended the Second Berlin Conference on June 23, 2021. Türkiye has also been an active party to regional and international activities resulting from the Conference. On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed the “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation.” The “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The Memorandum of Understanding entered into force on December 8, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Türkiye and Libya dated April 4, 2012. The Memorandum provides legal ground to develop cooperation between the two countries in the security and military fields.

Türkiye and Libya continue to advance their bilateral relations through strengthening the legal framework. In this context, on October 3, 2022, Türkiye and the Government of National Unity signed the “Memorandum of Understanding on Cooperation in the Field of Hydrocarbons”. This Memorandum aims at strengthening relations between the two countries and further developing the existing cooperation in the field of hydrocarbons. They also signed implementing protocols to the MoU on Security and Military Cooperation which paved the way for deepening their collaboration in the security sector.

Türkiye-Libya bilateral relations continued to develop after handover of power took place from the former Presidency Council (PC) to the new one, and during the transition from Government of National Accord (GNA) to the Government of National Unity (GNU) in March 2021. The first High-Level Strategic Cooperation Council (HLSCC) meeting between Türkiye and Libya took place on April 12, 2021 in Ankara. Prime Minister Dbaiba and 13 ministers from GNU have participated to the HLSCC meeting. At the meeting, President Erdogan and Prime Minister Dbaiba signed a joint declaration in which they emphasized their commitments to the Memoranda of Understanding and strengthening bilateral ties. Türkiye continues to support PC and GNU in reforming Libya’s security sector with its training and counseling activities, delivering public services and holding elections in a timely manner.

Türkiye follows a principles-based approach towards Libya and always stands by legitimacy. Legitimacy should be built by the Libyan people through free and fair nationwide presidential and parliamentary elections. To this end, the necessity of establishing a solid legal basis for elections in Libya with a broad consensus is considered to be of the utmost importance. Türkiye maintains an inclusive and comprehensive approach towards Libya and continues to contribute to the Libyan-led, Libyan-owned political process under UN auspices.

Egypt

The normalization of relations between Türkiye and Egypt gained momentum in the wake of the meeting between President Erdoğan and President Sisi on November 20, 2022, in Doha. The subsequent reciprocal visits at the level of Foreign Ministers in March and April also paved the way towards full normalization of the relations. In this regard, Türkiye and Egypt agreed to exchange ambassadors on July 4, 2023.

Egypt is an important trade and investment partner for Türkiye. The trade volume of U.S.$9.3 billion in 2022, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement between them. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with almost 100,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

Yemen

Türkiye supports the resolution of the conflict in Yemen on the basis of international law, UN Security Council Resolutions and the political and territorial integrity of Yemen. Following forceful seizure of power in Yemen by the Houthis in February 2015, Türkiye has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi and later on by the Presidential Leadership Council.

Gulf Cooperation Council

Türkiye has strong political, economic, commercial, and cultural ties with the Gulf countries, Türkiye views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Türkiye’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Türkiye and the Gulf countries and numerous agreements have been signed, contributing to the expansion of relations in all fields. A visit in November 2021 by the Crown Prince of the United Arab Emirates Sheikh Mohammed bin Zayed marked the beginning of the new era in bilateral relations.

Additionally, institutional mechanisms were established with certain Gulf countries, in order to strengthen the basis of bilateral diplomatic relations. In this regard, Türkiye and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held eight meetings so far at the level of Heads of State. The eighth session of the SSC was held in İstanbul on October 14 2022, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers. The Türkiye-Kuwait Joint Committee for Partnership held its Second Meeting on April 8, 2021 in Ankara.

Türkiye also places an emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. Türkiye-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs has held five meetings since its founding, and planning to hold the 6th meeting in 2023.

As a strategic partner of the GCC and a founding member of the Organization of Islamic Cooperation (“OIC”), Türkiye supported the mediation efforts between the Gulf countries and contributed substantially to the resolution of the Qatar crisis.

Türkiye continues to emphasize the importance of the stability and security of the Gulf for its own security.

Economic and trade relations are an important component of Turkish-GCC relations. Türkiye’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Türkiye is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Türkiye’s bilateral trade with the Gulf countries reached U.S.$23 billion in 2019. Türkiye’s bilateral trade with the Gulf countries decreased to U.S.$16 billion in 2020 and to U.S.$15 billion in 2021 due primarily to the COVID-19 pandemic. In 2022, the bilateral trade volume exceeded U.S.$22 billion and reached pre-pandemic levels again.

South Caucasus

Since the independence of the South Caucasus countries, Türkiye always strived for regional peace and prosperity. In that regard, Türkiye became one of the first countries to recognize independence of Azerbaijan, Georgia and Armenia. Although relations with Azerbaijan and Georgia improved in a short time, relations with Armenia lagged behind due to its occupation of Azerbaijani territories for almost 30 years. Türkiye’s vision for the region is to create an inclusive atmosphere of cooperation and shared prosperity. To this end, Türkiye supports participation of the countries of the region, in various cooperation initiatives to utilize the full economic potential of the South Caucasus on the basis of regional ownership. In this context, many regional projects have already been implemented with Azerbaijan and Georgia, namely Baku-Tbilisi-Ceyhan oil pipeline, Baku-Tbilisi-Kars railway, Southern Gas Corridor with Baku-Tbilisi-Erzurum, Trans-Anatolian (TANAP) and Trans-Adriatic (TAP) natural gas pipelines, which offer safe and secure energy and transport connectivity with Europe. To deepen regional cooperation, conclusion of a peace agreement between Azerbaijan and Armenia remains crucial.

Türkiye and Azerbaijan enjoy excellent relations. After the establishment of the High Level Strategic Cooperation Council in 2011, elevated relations to the level of alliance with the signing of the Susha Declaration on June 15, 2021. Mutual high level visits frequently take place to maintain the momentum in relations.

After Azerbaijan liberated its occupied territories in November 2020, a unique opportunity appeared in the region to establish peace and stability. As part of its vision for a durable peace, stability and welfare in the region, Türkiye initiated a normalization process with Armenia. To this end, Special Representatives were reciprocally appointed. As a result of their meetings throughout 2021 and 2022, the Special Representatives have agreed on many concrete steps. Türkiye expects this process to be conducted with a sincere and constructive approach by Armenia Georgia is a close neighbor and a strategic partner for Türkiye. Türkiye firmly supports peaceful resolution of the Abkhazia and South Ossetia conflicts within the territorial integrity and sovereignty of Georgia, as well as Georgia’s integration with Euro-Atlantic institutions.

Türkiye’s annual trade volume with the countries of the region was U.S.$9.3 billion in 2022.

Central Asia

Central Asia constitutes a strategic aspect of Türkiye’s multi-dimensional foreign policy. Türkiye shares common historical, linguistic and cultural ties with the Central Asian Republics. Türkiye believes that a secure, stable and prosperous Central Asia will be in the interest of wider region and the world.

Türkiye has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan, Kazakhstan and Uzbekistan in areas ranging from energy to trade. Türkiye’s trade volume with the countries of the region exceeded U.S.$15 billion at the end of 2022. In addition, Turkish construction companies have completed more than U.S.$84 billion worth of projects in Central Asia where Türkiye is one of the top five investment and trade partners.

The Summits of Turkic Speaking Countries, initiated by Türkiye in 1992 with a view to increasing solidarity and cooperation among the Central Asian Republics, gained an institutional structure by the establishment of the Organization of Turkic States (then called the Cooperation Council of Turkic Speaking States by Türkiye, Kazakhstan, Azerbaijan, and Kyrgyzstan in 2009. Currently, the Organization of Turkic States is composed of Türkiye, Azerbaijan, Kazakhstan, Kyrgyzstan and Uzbekistan as full members and, Hungary, Turkmenistan and Turkish Republic of Northern Cyprus as observers. The Organization of Turkic States provides a multilateral platform for enhancing cooperation among members in many areas such as economy, trade, transportation, customs, energy security, health, culture and tourism.

Afghanistan

Having strong historical and cultural bonds with Afghan people, Türkiye has unique relations with Afghanistan and actively contributes to international efforts to establish lasting stability in the country.

Türkiye has been active in supporting security of Afghanistan since 2001 and is committed to helping the Afghan people in the path towards a peaceful, stable, and prosperous Afghanistan.

The total amount of Official Development Aid (“ODA”) of Türkiye to Afghanistan between 2004 and 2021 exceeded U.S.$1.1 billion. This has been one of Türkiye’s most significant foreign development assistance programs.

Turkish ODA to Afghanistan mainly focused on education, health, water and water sanitation, and transportation. Türkiye has built more than 100 schools in Afghanistan and over 130,000 Afghan citizens received education in these schools. Türkiye has also granted medical assistance to more than 10 million Afghan citizens since 2005.

As part of the efforts to reach out to different parts of Afghanistan, Türkiye opened her second Consulate General in Herat in June 2020.

Türkiye was a “framework nation”, along with the U.S., Germany, and Italy, in the Resolute Support Mission (RSM), which was launched by NATO on January 1, 2015 and terminated early September 2021. Türkiye had carried out the task of providing safety and ensuring operations of the Kabul International Airport between 2015 and 2021 as part of the NATO’s RSM. As a NATO member which had made significant contributions to the NATO’s RSM in Afghanistan, Türkiye remains committed to playing a stabilizing role in Afghanistan—through non-military means, following the Taliban takeover in August 2021.Türkiye also encouraged regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Türkiye and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, served as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). The Ninth and the last Ministerial Conference of the Heart of Asia-Istanbul Process was held in Dushanbe on March 30, 2021.

Türkiye has also taken several initiatives to build confidence between Afghanistan and its neighbors, and in this framework encouraged constructive and result oriented dialogue. In that vein, Türkiye held trilateral meetings with Afghanistan’s key neighbors, namely Pakistan and Iran. Ministers of Foreign Affairs of Türkiye, Afghanistan and Pakistan met in Istanbul on April 23, 2021, followed by the Trilateral Meeting among the Foreign Ministers of Türkiye, Afghanistan and Iran in Antalya on June 20, 2021 at the margins of Antalya Diplomacy Forum.

After the Taliban seized de facto control of Afghanistan on August 15, 2021, Türkiye has played a key role in facilitating access to Kabul International Airport for evacuation of many foreign nationals through continued engagement with the Taliban.

Türkiye is the only NATO member that kept its Embassy open after the Taliban takeover.

As the Afghan people face a devastating humanitarian and economic crisis following the Taliban takeover in August 2021, Türkiye has been supporting efforts to mitigate this humanitarian crisis in Afghanistan both on a bilateral level and through the UN and other international organizations, while sustaining practical and constructive engagement with the Afghan Interim Government to address Afghan people’s sufferings. Through this engagement, Türkiye continues to directly convey messages to the Afghan Interim Government on political inclusivity and fundamental human rights, including girls’ education.

Turkish aid agencies and NGO’s continue to provide essential assistance, including urgent food relief, to Afghan people after August 2021. In 2022, seven “Charity Trains” carrying more than 7,700 tons of humanitarian aid were sent to Afghanistan.

Türkiye also contributed U.S.$3 million to the UNDP-led Afghanistan Special Trust Fund in December 2021 and supported the establishment of the Afghanistan Humanitarian Trust Fund under the aegis of the Islamic Development Bank, during the 17th Extraordinary Session of the OIC Council of Foreign Ministers, held in Islamabad on December 19, 2021. Türkiye has also announced a commitment of U.S.$5 million at the High-Level Pledging Event on March 2022.

Asia

In view of the growing economic and political significance of Asia, Türkiye has adopted reinvigorated policies to develop a more dynamic relationship with the region in a systematic and consistent way under the “Asia Anew Initiative”. The main elements of the Initiative include fostering economic and trade relations, enhancing political dialogue and cooperation, supporting comprehensive, inclusive and cooperative security, promoting sustainable development establishing necessary legal frameworks, and strengthening cultural ties both at bilateral and regional levels.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong. Since 2010, Türkiye has successfully developed its relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Türkiye’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Türkiye and the East Asian countries (China, Japan, and Korea) was U.S.$59.99 billion in 2022. Trade volume with ten ASEAN members was around U.S.$14.8 billion in 2022 .

The Türkiye-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. The First Protocol to Amend the Free Trade Agreement between the Government of Malaysia and the Government of the Republic of Türkiye, which was signed on September 29, 2022, expanded the FTA to cover investment and services as well. The Comprehensive Economic Partnership Agreement was signed with Indonesia on November 14, 2022 and as of 2023, Türkiye’s, Türkiye’s negotiations for signing an Economic Partnership Agreement with Japan and a Free Trade Agreement with Thailand are underway.

Türkiye became a Dialogue Partner to Indian Ocean Rim Association (IORA) in 2018. Having resident embassies in eighteen of the twenty-three-member states, Türkiye attaches special attention to its engagement with IORA. Türkiye was represented at the level of Deputy Minister at the 21st IORA Council of Ministers meeting held online in November 2021. At the 22nd IORA Council of Ministers meeting held in November 2022, Türkiye was represented by its Dhaka Ambassador. In May 2022, “Disaster Risk Management” training was held in Ankara under the coordination of TIKA, in cooperation with IORA and the Turkish Red Crescent.

Türkiye’s Dialogue Partnership with the Shanghai Cooperation Organization (SCO) in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Forum Dialogue Partner since 2014 are examples of its outreach to the Asia-Pacific region. The 22nd Summit of the SCO Council of Heads of State was held in Samarkand in 2022. The President of the Republic of Türkiye attended the summit as a special guest upon the invitation of the President of Uzbekistan.

Türkiye regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of the Turkish Embassy in Vientiane in December 2017, Türkiye is now represented in all ASEAN capitals. Türkiye will continue its engagement with the ASEAN Economic Community in various sectors. Türkiye’s Sectoral Dialogue Partnership (SDP) with ASEAN, approved in August 2017, will lead to a stronger dialogue and sectoral cooperation. The SDP with ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, human resources, construction and health. The first ASEAN-Türkiye Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018. The first ASEAN-Türkiye Trilateral Ministerial Meeting was held from July 31, 2018 to August 3, 2018 in Singapore, within the margins of the 51st ASEAN Foreign Ministers’ Meeting (“AMM”). The Second ASEAN-Türkiye Trilateral Ministerial Meeting was held from July 31 through August 1, 2019 in Bangkok, within the margins of the 52nd AMM. The Third ASEAN-Türkiye Trilateral Ministerial Meeting was held on August 19, 2021 via videoconference. And the Fourth ASEAN-Türkiye Trilateral Ministerial Meeting was held on August 3, 2022. Hosted by the Ministry of Trade of the Republic of Türkiye and the Foreign Economic Relations Board (DEİK), the “New Perspectives on Türkiye-ASEAN Economic and Trade Relations Conference” was held in Istanbul on December 14, 2022.

Türkiye’s involvement in development aid in the Asia-Pacific region is growing. In addition to TİKA’s activities over the past decade, Turkish Red Crescent also opened an office in Yangon in June 2019.

Turkish Airlines flies to all major capitals in the Asia-Pacific region and expanded its flight network in the region by adding Cebu, Turkistan, Aktau, Samarkand, Bukhara, Ferghana, Urgench, Phuket, Tokyo-Haneda, and Denpasar to its existing destinations. The number of tourist arrivals to Türkiye from the Asia-Pacific countries reached 1,010,879 people in 2022 Approximately 200,000 tourists from East Asian countries (China, Japan and Korea) visited Türkiye in 2022.

China

Türkiye-China bilateral relations have developed in recent years on the basis of mutual respect and cooperation. The year 2021 marked the 50th anniversary of the establishment of diplomatic relations between the two countries. Over the years, a number of consultation mechanisms have been established at different levels with China.

In 2019, President Erdoğan met President Xi on the sidelines of the CICA Summit in Dushanbe, paid an official visit to China on July 2, 2019 and the two leaders met on the margins of the Shanghai Cooperation Organization Summit in Samarkand on September 16, 2022. State Councilor and Foreign Minister of the People’s Republic of China Wang Yi paid a visit to Türkiye on March 25, 2021 as part of a regional tour. Minister of Foreign Affairs of the Republic of Türkiye Mevlüt Çavuşoğlu met his counterpart Mr. Wang Yi on January 12, 2022 in Wuxi, China, as well as on the sidelines of the 55th ASEAN Foreign Ministers’ Meeting on August 3, 2022 in Phnom Penh, Cambodia.

China is Türkiye’s 3rd largest trade partner. In 2022, total trade volume was U.S.$44.6 billion (exports to China: U.S.$3.2 billion, imports from China: U.S.$41.4 billion.) Chinese investments in Türkiye are approximately U.S.$2 billion in total.

Türkiye closely follows the human rights situation in the Xinjiang Uyghur Autonomous Region. It expresses its views and expectations on the matter with the Chinese authorities as well as at multilateral platforms. The fundamental rights, religious freedoms and cultural identities of the Uyghur Turks and other Muslim minorities must be respected and guaranteed by the Chinese authorities. Türkiye expects increased transparency on the situation in the region.

Middle Corridor/Silk Road/Belt and Road

Türkiye signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Türkiye and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian East-West Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Türkiye, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

Two tubes crossing the Istanbul Strait have already been built and links Europe and Asia. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The 1915 Çanakkale Bridge was inaugurated on March 18, 2022. The Baku-Tbilisi-Kars railway project (operational since October 30, 2017) has created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. Freight transportation on the Baku-Tbilisi-Kars (BTK) railway continues to increase. Approximately 1.35 million tons of cargo was transported on the BTK railway line in the period of 2017-2022, with 432 thousand tons of cargo carried in 2022. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

Minister of Transport and Infrastructure, Mehmet Cahit Turhan attended the Second Belt and Road Forum (BRF) on April 25-27, 2019.

Türkiye believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Türkiye and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Türkiye supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key tenets of Turkish foreign policy. In recent years, Türkiye’s relations with the region have been transformed into a comprehensive and mutually reinforced political-economic partnership. Türkiye envisions to develop an institutionalized and sustainable framework with Africa at both bilateral and multilateral levels.

Türkiye was declared a strategic partner by the African Union in January 2008. As a strategic partner, three Summits at the level of Heads of State and Government were organized with the African Union, the latest of which took place in Istanbul in 2021. The Implementation Plan for Türkiye-Africa Partnership for 2014-2019, which was adopted at the second Summit, was updated and strengthened at the Second Türkiye-Africa Partnership Ministerial Review Conference held on February 11-12, 2018, in Istanbul. The Third Summit, convened on December 16-18, 2021 provided a unique opportunity to show the determination of the Parties to further develop relations under the guidance of the Summit Declaration and Joint Action Plan for 2022-2026.

Türkiye pursues a multilayered approach in Africa, aimed at establishing close political relations by further intensifying bilateral high level visits; creating synergies with African countries to overcome economic difficulties through trade, investment, human development humanitarian, employing effective diplomacy in the settlement of conflicts and disputes when requested, encouraging progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

Currently Türkiye is represented by 44 Embassies in Africa. 38 African countries have Embassies in Ankara. Türkiye is planning to open 6 more Embassies throughout the Continent in the near future. President Erdoğan, during his Presidency and in his previous tenure as Prime Minister, has paid official visits to 31 African countries thus far.

On September 30, 2017, Türkiye inaugurated its biggest overseas military training center in Mogadishu.

Türkiye’s trade volume with Sub-Saharan Africa shows a steady increase, amounting to toU.S.$7.4 billion in 2018, U.S.$9.2 billion in 2019, U.S.$9.8 billion in 2020, U.S.$11.65 billion in 2021 and U.S.$15.59 billion in 2022. Overall trade volume with the African Continent as a whole almost doubled within the last five years, amounting toU.S.$21.5 billion in 2018, U.S.$26.2billion in 2019,U.S.$25.3 billion in 2020, U.S.$34.53 billion in 2021 and U.S.$40.73 billion in 2022.

By the end of 2022, Türkiye has signed Trade and Economic Cooperation Agreements with 48 African countries, Reciprocal Promotion and Protection of Investment Agreements with 32 African countries, and Elimination of Double Taxation Agreements with 17 African countries. Türkiye has also held Joint Economic Commission meetings with 44 countries from Africa. The Foreign Economic Relations Board of Türkiye has established Business Councils with 45 African countries.

The value of Turkish direct investment in Sub-Saharan African countries is also steadily increasing. As of July 2022, the estimated total value of Turkish direct investments in Africa is more than U.S.$6 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21%. As of December 2022, Turkish contractors have undertaken around 1,800 projects worth more than U.S.$82 billion. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, Senegal, Somalia and Nigeria), bridges and sewage systems (in Sudan), airports (in Ghana, Senegal, Niger, Sierra Leone and Guinea), ports (in Somalia and Guinea), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda, Congo, DRC, Nigeria, Ghana), mining activities (in Angola, Liberia, Niger, Guinea and Burkina Faso)),), electricity generation (in Sierra Leone, the Gambia, Angola, Ghana, Guinea-Bissau, Congo, Mali, Gabon, Senegal and Nigeria), hotels (Nigeria, and the Gambia), shopping centers (in Equatorial Guinea), hotel constructions (in Benin, Niger, Senegal, Congo, Mali, Somalia, Guinea, Nigeria, the Gambia and Zimbabwe) and stadiums (in Cameroon, Comoros and Senegal). There are also various other projects in the pipeline that are currently under review.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 62 destinations in 41 African countries by the end of 2022. While 2022 frequency depth reached pre-pandemic levels, Turkish Airlines covered 62 destinations in 41 African countries with a recent addition to its flight network, namely, Juba, the capital of South Sudan. Previously suspended Antananarivo (Madagascar) and Durban (South Africa) flights were re-started in 2022.

Türkiye, under various cooperation mechanisms, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Türkiye hosted the first Türkiye-Africa Economy and Business Forum (TABEF) in 2016 with high level participation of 46 African countries and regional organizations. The second and third TABEF were held on October 10-11, 2018 and October 21-22, 2021 in Türkiye respectively. The Fourth TABEF will be held in Istanbul, Türkiye on October 12-13, 2023.

TIKA, with its 22 program coordination offices across the Continent, is the key government agency carrying out humanitarian and development assistance in most African countries. Türkiye has substantially increased its official development assistance to Africa. Turkish official development assistance to LDCs has reached U.S.$2.392 billion in the last ten years. In Somalia alone, Türkiye has spent more than U.S.$1 billion from its national budget to provide humanitarian and development assistance.

To enhance cooperation in education, Türkiye has been providing scholarships to more than 15,000 African students since 1992.

Latin America and the Caribbean

Türkiye started its outreach policy for Latin America and the Caribbean (“LAC”) since 1998 in order to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Türkiye and the countries of the region have gained momentum. President Erdoğan visited Paraguay and Venezuela from December 2-3, 2018. These were the first presidential visits from Türkiye to Paraguay and Venezuela.

Türkiye has 18 Embassies in the LAC region. Türkiye opened embassies in La Paz, Port of Spain, Asuncion in 2018, in Montevideo in 2021, and in San Salvador in 2022. Latin American countries also increased their representation in Türkiye. Currently LAC countries have 17 Embassies in Ankara. TIKA has Coordination Offices in Mexico City and Bogota. Through such enhanced representation, Türkiye is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Mexico City and Cancun to its existing destinations of Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, and Caracas in 2019. Turkish Airlines’ increased flight number is a factor that enhances relations in the fields of tourism, culture, economy and trade. As of the end of 2022, Turkish Airlines offers direct passenger flights to 8 destinations (Mexico City, Cancun, Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, Caracas) in South America. Through aforementioned flights and the commercial agreements concluded with the major airlines in the region, many travel alternatives are provided to the passengers, while contributing to strengthening the relations in the field of tourism, culture, economy and trade between the countries.

Türkiye’s economic and commercial relations with the region increased in recent years. Trade volume between Türkiye and the LAC region amounted to U.S.$11.7 billion (export U.S.$3.2 billion, import U.S.$8.5 billion) in 2018, U.S.$9.4 billion (export U.S.$3.4 billion, import U.S.$6 billion) in 2019, U.S.$10.4 billion (export U.S.$3 billion, import U.S.$7 billion) in 2020, U.S.$14.9 billion (export U.S.$6 billion, import U.S.$8.9 billion) in 2021 and U.S.$17.4 billion (export U.S.$ 6.1 billion, import U.S.$ 17.4) in 2022. Chile is the first country in the region with whom Türkiye concluded a Free Trade Agreement. Türkiye is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

In addition to bilateral relations, Türkiye has increased its cooperation with regional organizations. Türkiye enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, the Central American Integration System, the Andean Parliament and the Andean Community. Türkiye became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Türkiye established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet.

ECONOMY

After the 1980s, significant progress was made in Türkiye towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Türkiye’s industrial product and the last stage of the association agreement between Türkiye and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Türkiye resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Türkiye’s real GDP annual growth rate averaged 4.9% during the period from 2017 to 2021. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Türkiye’s long-term gross external debt levels decreased in absolute terms from U.S.$340.9 billion in 2017 to approximately U.S.$320.8 billion in 2021. See “Debt-External Debt and Debt Management” for details.

In 2021, growth was mainly driven by increases in both domestic demand and external demand in a balanced manner. There are several reasons that Türkiye faced robust economic growth. The carry-over effect, which started in 2020, continued in 2021. COVID-19 vaccinations, which the Republic began administering in 2021, resulted in low fatality rates from COVID-19 and enabled the removal of most restrictions by the middle of 2021. The loosening of Türkiye’s monetary policy stance in the fourth quarter of 2021 led households to bring their consumption forward to the last quarter of the year. Besides the foregoing, there was also a strong base effect in the first half of 2021. As a result of the foregoing factors, the economy successfully maintained its strong growth momentum in 2021. The unemployment rate fell to 10.4% in 2022. The inflation rate increased in 2021, due primarily to rising global commodity prices in the last quarter of the year. The Republic’s current account deficit improved in 2021, largely due to revived foreign demand in the post-Covid period. Additionally, there was been a significant decline in gold imports and a rise in tourism revenues.

In 2022, Turkish economy grew by 5.6% and maintained its strong outlook. The complete removal of COVID-19 restrictions as well as strong domestic demand ensured that the growth trend continued. The services sector played a decisive role in this positive outlook. Trade, transportation and accommodation sectors and financial and insurance activities recorded high growth rates and contributed to GDP by 2.8% and 1.0%, respectively. The Republic’s unemployment rate fell to 10.4% in 2022. Inflation rates increased and remained elevated during 2022 as the war between Russia and Ukraine led to increases in global energy and commodity prices.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The main objective of the Business and Investment Climate section of the 11th Development Plan (2019-2023) is to improve the competitive environment in the markets by ensuring transparency, stability, reliability and predictability in business and investment climate reforms and public policies and regulations, to strengthen the production structure by instituting effective incentive programs, and to make Türkiye a regional manufacturing hub by increasing foreign direct investments that will foster technological transformation in the economy. This section has policies and measures that are collected under 3 subtitles, namely: Enhancing Bureaucratic and Legal Predictability, Effective Use of Incentives and Supports and Increasing Foreign Direct Investments. The plan targets (i) ranking among the top 30 countries in the Ease of Doing Business Index, (ii) increasing Türkiye’s share in global FDI to 1.5% and increasing the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to total surface area of country to 0.20%. Türkiye’s ranking was 43th in the Doing Business 2019 report and increased to 33th in the Doing Business 2020 report. In 2018, Türkiye’s share in global FDI was 1% and the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to the total surface area of country was 0.15%.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Türkiye’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing were implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment.

In 2019, SCT and VAT reductions for automotive, furniture and white goods were extended to June 2019. For housing, reductions for VAT and title deed fees were extended to December 31, 2019. Additionally, to combat the adverse effects of inflation on consumers, the Republic established temporary foodstuff sale spots which offered subsidized prices to consumers. The Republic announced the Economy Value Credit Package, in the amount of TL 25 billion, which is aimed at mitigating the financial burden on SMEs. The Republic also announced the IVME (Advanced, Efficient, National Industry) Package in the amount of TL 30 billion, which is aimed at supporting investments in the agriculture, intermediate goods’, raw material and machinery production sectors.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Türkiye to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250 thousand.

In 2020, in order to mitigate the devastating effects of the COVID-19 pandemic, a comprehensive series of measures were implemented under a program named the “Economic Stability Shield”, including short-time working allowance, layoff bans, supports for SME’s which were forced to shut down due to lockdowns and/or were facing revenue losses due to the pandemic, extraordinary interest rate cuts on consumer loans, tax cancellations, etc. As of April 2021, the total amount of support from the Economic Stability Shield has exceeded TL 60 billion.

In 2021, support provided to firms and households continued to ensure that the economy continued to function properly in the face of COVID-19. Short-time working payments, tax rate cuts in some sectors, postponement of Social Security Institution premium payments and grant supports to businesses and SME’s were the main tools used for the advancement and preservation of the economy. According to the decision published in the Official Gazette, grants of 3,000 TL and 5,000 TL were given to tradesmen and craftsmen who were income taxpayers and real traders, as determined by the Ministry of Commerce. Moreover, there have still been credit rate cuts and financing supports to maintain consumption and investment. At the end of the third quarter, the Republic began to implement expansionary monetary policy through a series of policy interest rate cuts. Since this policy stance led to increases in inflation and exchange rates, the Government introduced a new financial instrument in December 2021 called “Exchange Rate-Protected Deposit Accounts” in order to prevent the economy from negative effects of rising exchange rate.

In 2022, in order to ensure sustainable growth, selective credit facilities were provided to firms and commercial loans were also facilitated; SME’s continued to be provided with those selective credit facilities to promote both employment and growth. Moreover, there were credit rate cuts and financing supports to maintain a sustainable consumption and investment path. Additionally, wage adjustments and support policies were implemented so as to protect the purchasing power of households against inflation.

Table 2

	2018	2019	2020	2021	2022
Real GDP (millions of TL)	1,757,061	1,771,443	1,804,389	2,010,800	2,122,066
Nominal GDP (millions of TL)	3,761,166	4,317,810	5,048,568	7,256,142	15,011,776
Turkish Lira/US dollar (annual average)	4.715	5.679	7.040	8.981	16.573
Nominal GDP (millions of U.S. Dollars)	797,728	760,359	717,141	807,924	905,814
Population (mid-year, in thousands)	81,407	82,579	83,385	84,147	84,980
Per capita GDP (at current prices, in U.S. Dollars)	9,799	9,208	8,600	9,601	10,659
GDP per capita (constant 2015 U.S. Dollars)	12,148	12,074	12,180	13,450	14,055

Source: TURKSTAT, World Bank

In 2018, economic activity has declined remarkably due to sharp depreciation of Turkish Lira as of the second half of the year. In this period, domestic demand shrank and growth in industrial production harshly deteriorated. GDP increased by only 3%, mainly driven by net exports thanks to the weak Turkish Lira. Total consumption expenditures grew by 1.7%, while total investment expenditures decreased by 0.2%. On the production side, the agricultural sector grew by 2.1%. The industrial sector and the services sector recorded modest growth rates, at 1.4% and 4.1%, respectively. The agriculture sector, industrial sector, and services sectors accounted for 5.8%, 22.3% and 61.6% of GDP, respectively.

In 2019, the decline in economic activity continued, albeit at a declining rate. GDP growth rate was 0.9% over the period. In the first half, the contraction in GDP continued, then it turned to positive rates as of third quarter. In this year, due to the weakness in Turkish Lira, net exports continued to contribute to GDP growth rate, while domestic demand remained subdued. Total consumption expenditures increased by 1.9% while total investment expenditures declined by 12.5%, which was the sharpest fall since the global financial crisis period. On the production side, the agricultural sector grew by 3.3%. The industrial sector shrank by 0.9% while services sector recorded a weak growth rate of 1.2%. The agriculture, industrial, and services sectors accounted for 6.4%, 21.8% and 61.8% of GDP, respectively.

In 2020, the COVID-19 pandemic severely impacted the Turkish economy, as it did many other countries. However, thanks to effective measures against the spread of the disease and support programs for households and firms, Türkiye was among the few countries that recorded economic growth in 2020. In this period, the Turkish economy grew by 1.8%. Since the first Covid-19 case was observed in mid-March, the primary detrimental effects of the pandemic were seen during the second quarter of 2020. In the second half of the year GDP growth was robust thanks to industrial production, while growth in the services sector was weak due to the restrictions that mainly hit accommodation-food services and transportation. In 2020, the ongoing depreciation of the Turkish Lira carried on to affect net exports negatively while domestic demand uplifted GDP growth. Total consumption expenditures increased by 3% while total investment expenditures rose by 6.5%, which was the first such increase in two years. On the production side, the agricultural sector grew by 5.7%, while the industrial sector and the services sector recorded relatively weak growth rates, at 3.2% and -0.3%, respectively. The agriculture, industrial, and services sectors accounted for 6.7%, 22.8% and 59.5% of GDP, respectively.

In 2021, Turkish economy experienced robust economic growth as vaccination process accelerated and most COVID-19 restrictions were lifted by the middle of the year. GDP increased by 11.4%, the strongest rate of year-over-year growth within the last ten years, primarily in the industrial and services sectors on the production side. These sectors grew by 17.2% and 12.9%, respectively, in 2021. Thanks in part to the removal of COVID-19-related restrictions and the gradual normalization process, the services sector contributed more in the second half of the year than it did in the first half. The services sector contributed 8.0% of GDP growth in 2021, and the industrial sector contributed 3.4%. Both strong foreign and domestic demand supported the industrial sectors’ performance. On the other hand, the agricultural sector shrank by 2.9% due to the adverse outlook for crop production. On the expenditure side, private consumption contributed 9.1 % to growth, while public consumption’s contribution was relatively limited. Private consumption grew by 15.3% in 2021, based in part on loose monetary policy practices and interest rate cuts applied at the end of the third quarter which caused high inflationary expectations of consumers.

In 2022, the Turkish economy recorded a growth of 5.6%, above the Medium Term Program (2023-2025) estimate of 5%. On the production side, due to strong external demand, both industrial and services sectors’ contribution were robust in the first half of 2022. The industrial and services sectors contributed to GDP by 1.8% and 6.2% respectively during this period. However, due to the Russia–Ukraine War, global recession concerns began to dominate the market. External demand lost momentum especially in the second half of the year. This adversely affected the industrial sectors’ performance in the second half, resulting in its negative contribution to the Republic’s GDP for the year. On the other hand, the services sector, which grew by 7.7% over the course of 2022, was the main driver of growth. On the expenditure side, private consumption grew substantially by 17% in 2022 due to strengthened domestic demand.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2018	3,758,773	19.9	797,221	-7.2	1,756,493	3.0
2019	4,311,733	14.7	759,289	-4.8	1,770,257	0.9
2020	5,048,220	17.1	717,092	-5.6	1,804,601	1.8
2021	7,248,789	43.6	807,106	12.6	2,009,486	11.4
2022	15,006,574	107.0	905,501	12.2	2,121,331	5.6

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2018	2019	2020	2021	2022
Agriculture, forestry and fishing	5.8	6.4	6.7	5.5	6.5
Mining and quarrying	1.0	1.1	1.2	1.3	1.4
Manufacturing	19.1	18.4	19.1	22.2	22.1
Electricity, gas, steam and air conditioning supply	1.3	1.7	1.7	1.7	2.2
Water Supply, sewerage, waste management and remediation activities	0.9	0.8	0.7	0.8	0.8
Construction	7.1	5.4	5.2	5.1	4.9
Wholesale and retail trade; repair of motor vehicles and motorcycles	12.3	12.4	12.4	13.0	13.5
Transport and storage	8.4	8.5	7.9	8.8	10.0
Accommodation and food service activities	3.1	3.4	2.1	2.6	3.2
Information and communication	2.5	2.6	2.8	2.8	2.4
Financial and insurance activities	3.0	3.1	3.7	2.9	3.3
Real estate activities	6.7	6.5	6.3	4.9	3.7
Professional, scientific and technical activities	2.2	2.3	2.2	2.1	2.0
Administrative and support service activities	3.0	3.0	2.5	2.6	2.5
Public administration and defence; compulsory social security	4.8	5.3	5.2	4.5	3.9
Education	4.1	4.4	4.1	3.5	2.9
Human health and social work activities	2.4	2.6	2.8	2.6	2.3
Arts, entertainment and recreation	0.9	1.1	1.3	1.4	1.3
Other service activities	0.9	1.0	0.8	0.8	0.7
Activities of household as employers	0.0	0.0	0.0	0.0	0.0
Sectoral total	89.7	90.0	88.9	89.4	89.5
Taxes-Subsidies	10.3	10.0	11.1	10.6	10.5
GDP Total*	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

*	Figures in table may not sum to 100% due to rounding.

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2018	2019	2020	2021	2022
Agriculture, forestry and fishing	2.3	3.0	5.8	-3.0	1.3
Mining and quarrying	6.7	6.9	0.0	15.2	-5.5
Manufacturing	1.4	-2.3	3.0	18.6	4.3
Electricity, gas, steam and air conditioning supply	2.5	12.1	5.7	3.1	-24.6
Water Supply, sewerage, waste management and remediation activities	-1.5	2.9	-0.5	20.8	-5.3
Construction	-1.9	-8.6	-5.5	-0.6	-7.1
Wholesale and retail trade; repair of motor vehicles and motorcycles	4.4	1.0	4.7	20.6	9.4
Transport and storage	3.6	0.8	-8.8	16.1	11.7
Accommodation and food service activities	15.0	2.4	-35.3	43.4	32.1
Information and communication	7.0	5.2	13.9	23.2	8.2
Financial and insurance activities	0.9	5.1	23.5	-6.4	20.7
Real estate activities	2.9	1.9	2.8	3.6	6.3
Professional, scientific and technical activities	-2.4	0.7	1.0	15.0	11.6
Administrative and support service activities	-1.7	-2.2	-10.3	18.8	10.7
Public administration and defence; compulsory social security	15.9	6.5	4.8	4.3	1.3
Education	5.3	4.3	-1.9	5.7	3.1
Human health and social work activities	7.8	5.0	8.0	13.0	6.7
Arts, entertainment and recreation	5.9	18.2	16.7	30.1	12.0
Other service activities	3.0	0.6	-8.5	18.3	7.4
Activities of household as employers	4.9	-0.1	-28.4	-13.5	20.6
Sectoral total	3.4	0.9	0.9	12.7	6.2
Taxes-Subsidies	0.2	0.2	10.4	1.6	0.2
GDP Total	3.0	0.8	1.9	11.4	5.5

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Türkiye has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2018, industrial production declined to modest levels due to notable depreciation in the Turkish Lira, and a resultant decline in domestic demand. The industrial production index grew by 1.1% in 2018 while value added grew by only 1.3%. The capacity utilization rate was 76.8% in 2018.

In 2019, the contraction in the industrial production continued through the first half of the year. Industrial production began to recover as of the third quarter. As a result, the industrial production shrank 0.6% throughout the year. Industrial value added grew by only 0.2% while the capacity utilization rate declined to 75.9%.

In 2020, in spite of the COVID-19 pandemic, industrial production recorded growth over the period. After a significant collapse in the second quarter, industrial production began to recover rapidly as of the third quarter. As a result, industrial production grew 2.2% over the course of the year. Industrial value added grew by 2% while the capacity utilization rate declined to 71.9%.

In 2021, in large part due to a 42.8% growth performance in the second quarter, industrial production grew 16.5% over the course of the year. This performance is one of the most significant annual increases in recent years. Capacity utilization rate was 76.6%.

In 2022, industrial production grew 6.2% over the course of the year. The capacity utilization rate was 77.2 % in 2022.

The following table presents industrial output value for products for the periods indicated:

Table 6-a*

	Annual (in million TL)					Percentage Change (%)
	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Hard Coal	614	857	800	1,398	5,992	39.6	-6.7	74.7	328.6
Lignite	7,875	12,533	10,368	15,891	47,454	59.2	-17.3	53.3	184.4
Natural Gas	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores	2,527	4,137	5,311	11,604	21,330	63.7	28.4	118.5	83.8
Lead, Zink, Tin Ores	2,855	2,091	2,133	4,593	7,581	-26.8	2.0	115.3	65.1
Other Non-Iron Metal Ores	3,414	4,301	2,300	5,058	10,531	26.0	-46.5	119.9	108.2
Marble and Building Stones	4,681	5,057	5,450	8,652	14,675	8.0	7.8	58.8	69.6
Limestone and Gypsum	859	670	1,273	1,861	4,010	-22.0	81.7	59.5	115.4
Granules and Pebble Stones	4,258	3,311	4,484	6,016	14,650	-22.2	34.5	33.3	143.5
Other Minerals	2,804	3,766	4,865	8,456	14,907	34.3	29.2	73.8	76.3
Meat of Bovine Animals (Fresh or Cooled)	8,565	10,157	9,525	14,627	27,366	-36.4	-6.7	60.5	87.1
Poultry (Fresh or Cooled)	13,358	16,091	17,422	28,965	58,629	-37.0	-5.5	107.5	102.4
Cigarette	8,088	9,164	8,850	—	—	13.3	-3.4	—	—
Cotton Yarn	20,048	24,383	28,520	61,034	111,628	21.6	16.9	114	82.9
Woven Fabrics of Cotton	15,902	18,199	19,708	35,045	71,678	14.4	8.3	77.9	104.5
Aluminum (unwrought)	4,652	4,869	5,578	15,092	31,318	4.7	14.6	170.6	107.5
Tractor (37 kw < engine power < 59 kw)	538	461	602	n/a	3,761	-14.30	30.6	n/a	n/a
Automobile (1500 cm3 cylinder volume 3000 cm3)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tankers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Source: TURKSTAT

Table 6-b*

	Annual (output)					Percentage Change (%)
	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Hard Coal (in thousands of tons)	1,119	1,215	1,077	1,236	1,407	8.6	-11.4	14.8	13.8
Lignite (in thousands of tons)	80,800	80,817	63,297	72,736	80,932	0.0	-21.7	14.9	11.3
Natural Gas (in thousands of tons)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores (in thousands of tons)	17,835	17,079	15,310	17,067	18,142	-4.2	-10.4	11.5	6.3
Lead, Zink, Tin Ores (in thousands of tons)	1,728	950	787	1,066	928	-45.0	-17.2	35.5	-12.9
Other Non-Iron Metal Ores (in thousands of tons)	4,004	4,352	2,785	3,665	3,218	8.7	-36.0	31.6	-12.2
Marble and Building Stones (in thousands of tons)	10,918	9,625	9,410	11,444	12,493	-11.8	-2.2	21.6	9.2
Limestone and Gypsum (in thousands of tons)	80,547	58,734	113,829	127,099	111,931	-27.1	93.8	11.7	-11.9
Granules and Pebble Stones (in thousands of tons)	368,237	245,244	309,513	301,252	277,737	-33.4	26.2	-2.7	-7.8
Other Minerals (in thousands of tons)	15,649	14,649	18,152	24,122	21,871	-6.4	23.9	32.9	-9.3
Meat of Bovine Animals (Fresh or Cooled) (in thousand of tons)	1,288	1,337	1,350	1,472	1,586	3.8	0.9	9.0	7.8
Poultry (Fresh or Cooled) (in thousand of tons)	2,157	2,138	2,136	2,446	2,418	-0.8	-0.1	5.1	7.7
Cigarette (number of item in million)	—	163,686	152,577	—	—	n/a	-6.8	—	—
Cotton Yarn (ton)	—	475,479	499,486	592,125	537,797	n/a	5	18.5	-9.2
Woven Fabrics of Cotton (Million Square meter)	1669.8	1766.6	1704.5	2073.2	2190.3	5.8	-3.5	21.6	5.6
Aluminum (unwrought) (ton)	411	423	403	555	581	2.9	-4.7	37.7	4.7
Tractor (37 kw < engine power < 59 kw) (number of items)	7,225	5,290	4,673	n/a	10,633	-26.8	-11.7	n/a	n/a
Automobile (1500 cm3 cylinder volume 3000 cm3) (number of items)	n/a	n/a	199,833	94,825	100,467	n/a	n/a	-52.5	6
Tankers (number of items)	n/a	n/a	23,481	14,461	n/a	n/a	n/a	38.4	n/a

Source: TURKSTAT

*

The data in this table are obtained from TURKSTAT Annual Industrial Products (Prodcom) Statistics. It is not possible to reach the industrial production index directly from the figures in the table. In the industrial production index calculaton, each item is weighted differently.

ENERGY

Geographically, Türkiye is in close proximity to 72% of the world’s crude oil and natural gas reserves and forms a natural energy center between source exporting countries and energy consumer markets.

Türkiye imported 33.5 million metric tons of crude oil in 2022, 31.4 million metric tons of crude oil in 2021, 29.4 million metric tons of crude oil in 2020, 31.1 million metric tons of crude oil in 2019 and 20.97 million metric tons of crude oil in 2018, marking a 60% increase measured over the last five years. Türkiye imported 54.7 billion cubic meters (“bcm”) in 2022, 58.7 bcm of natural gas in 2021, 48.1 bcm of natural gas in 2020, 45.2 bcm in 2019 and 50.3 bcm in 2018, marking a 8.7% increase measured over the last five years. Türkiye imported 22.9 million metric tons of oil equivalent (“mtoe”) in coal in 2021, 25.4 mtoe in coal in 2020, 24.3 mtoe in coal in 2019 and 24.5 mtoe in coal in 2018.

The following table presents Türkiye’s oil imports by source country for the years indicated:

Table 7

Oil Imports (million tons)	2018		2019		2020		2021	2022
Angola	0.0		0.0		0.1		0.0	0.0
Azerbaijan	0.0	*	0.4		0.2		0.5	0.2
Gabon	0.0		0.0		0.0		0.0	0.1
Ghana	0.0		0.0		0.0		0.0	0.1
Iraq	6.5		9.5		11.8		13.3	12.5
Iran	6.6		2.1		0.0		0.0	0.0
Italy	0.1		0.0		0.0		0.2	0.1
Canada	0.0		0.0		0.0		0.0	0.0
Kazakhstan	1.2		3.2		3.3		4.5	4.2
Colombia	0.1		0.0	*	0.0		0.0	0.0
Kuwait	1.3		0.0	*	0.0		0.0	0.0
Libya	0.2		1.1		1.0		2.0	0.8
Egypt	0.0		0.0		0.2		0.1	0.0
Nigeria	0.5		1.8		2.5		1.1	1.2
Norway	0.0		0.0		2.8		1.7	0.3
Russian Federation	1.9		10.4		3.3		5.4	12.0
Saudi Arabia	1.8		1.9		3.2		1.7	1.7
Tunisia	0.0		0.0		0.1		0.2	0.1
Turkmenistan	0.0		0.5		0.9		0.7	0.1
Greece	0.1		0.0	*	0.0	*	0.1	0.0
Total Crude Oil Imports	20.2		31.1		29.4		31.4	33.5
Total Crude Oil Imports and Petroleum Products Imports	38.0		44.8		40.5		44.3	47.4

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

In 2017, Türkiye announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Türkiye is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. BOTAŞ has 2 FSRU and 1 LNG import terminal, and in total, Türkiye has 3 FSRU and 2 LNG import terminals, including private sector investments. Türkiye’s first and second FSRUs became operational in 2017 and February 2018, respectively. A FSRU vessel named “Ertugrul Gazi”, which is owned by BOTAŞ and is registered to the Turkish International Ship Registry became operational on June 2021. The first gas delivery from TANAP to Türkiye occurred in June 2018, which also contributes to Türkiye’s diversification efforts, ensuring the security of Türkiye’s energy supply, and the first gas delivery via TANAP to Europe occurred in 2020. The first gas delivery via TurkStream to Europe was initiated on January 1, 2020.

The initial capacity of the TANAP for deliveries to Türkiye is 6 bcm, and for deliveries to Europe is 10 bcm. Türkiye has also invested in exploration and drilling activities, and to that end has acquired four drilling ships.

The last pillar of Türkiye’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2022, 85.7 % of the electricity generation comes from the private sector(licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants), compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of the Petroleum Pipeline Corporation of Türkiye (“BOTAŞ”) to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018. “Power Futures Market” By-law was opened on June 1, 2021 under the operation of Energy Exchange Istanbul (EPİAŞ), the market operator. “Natural Gas Futures Market” entered into force following its publication in the Official Gazette dated March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market was completed in the third quarter of 2021 and futures products have been trading on available in the organized market since October 1, 2021.

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Türkiye embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Türkiye. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. At the end of 2019, 14 hydroelectric power plants were completed and 91.2% physical realization was achieved in GAP energy investments. With the HEPPs put into operation, an annual electricity generation capacity of 20.6 billion kilowatt-hours has been created in the Region. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Pursuant to the Law No. 7346 amending the Electricity Market Law No. 6446, which was published in the Official Gazette No. 31700 of December 25, 2021, the Ministry of Energy and Natural Resources is obligated to prepare a long-term National Energy Plan in every 5 years. The first National Energy Plan was published in 2022.

Türkiye ratified the Paris Agreement on October 6, 2021. By doing so, Türkiye has set a net-zero carbon target by 2053.

Türkiye needs alternative fuels and technologies that can be substituted for fossil fuels in order to reduce its energy bill and to establish more environmentally friendly policies. To this end, the Republic views the dissemination of electric vehicles that serve this purpose as crucial. With the amendment to the Law dated 25/12/2021, the first legal regulations were put into force and regulatory authority regarding the activities of charging stations was given to EMRA. Accordingly, EMRA published the Charging Service Regulation and secondary regulations for the establishment of charging stations for electric vehicles, the development of charging infrastructure and the creation of an integrated charging network that will cover the whole country. The regulations aim to provide high quality, continuous and uninterrupted charging service to electric vehicle users. Companies can operate charging networks within the scope of the charging network operator license they obtained from EMRA. These licensed companies can operate the charging stations themselves or have them operated by third parties with the certificates they will issue. Licensees are required to establish a charging network of at least fifty charging units in at least five different districts within six months of obtaining such a license. Companies must serve all electric vehicle models at charging stations and set the price of the charging service based on the unit energy (kWh) price. Regulations have also been put in place to increase the number of fast charging stations and to enable electric vehicle users to access the charging service price in a simple and comparable way. Steps to integrate smart grid applications such as vehicle-to-grid energy transfer and other innovative developments in e-mobility into the electric vehicle ecosystem are being discussed.

Natural Gas

Natural gas has been used extensively for power generation in Türkiye since the late 1980s. Türkiye is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Oman, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market in order to maintain a supply-demand balance. Türkiye has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. After the Black Sea natural gas discovery, Türkiye aims to increase domestic production. Consequently, nearly 99% of natural gas demand is satisfied by import. BOTAŞ is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has six long-term sale and purchase contracts in effect (four of which are via pipelines and two is in LNG form). In 2022, primary natural gas supply into National Transmission System amounted to 56.18 bcm. In 2022, 54.6 bcm of natural gas was imported and 380 mcm natural gas was produced. 39.5 bcm has been imported via pipeline and 15.2 bcm via LNG, 95.67% of which was imported by BOTAŞ and 4.73% of which was imported by the private sector. By the end of 2022, the breakdown of consumption, which totaled 53.52 bcm, was 27.1% transformation (electricity generation, refineries, etc.) 25% industry, 33.6% households, and 11% service sector. Distribution is carried out by local distribution companies. As of the end of 2021, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2022, Türkiye imported 21.6 bcm of natural gas from Russian Federation, 9.4 bcm of natural gas from Iran and 8.7 bcm of natural gas from Azerbaijan. Türkiye also imported 5.6 bcm and 5.3 bcm of natural gas in LNG from USA and Algeria, respectively. Türkiye also imported spot LNG from Egypt, Nigeria, Trinidad and Tobago and Oman in 2022.

In 2022, natural gas exports via pipeline were made by BOTAŞ to Greece and Bulgaria, and liquefied natural gas (LNG) was exported to Switzerland and Serbia, respectively, by BOTAŞ and Aygaz Doğal Gaz Toptan Satış Anonim Şirketi. LNG exports constituted 16.9% of the total natural gas exports of 581.43 million Sm3 in 2022.

Türkiye’s domestic natural gas transmission system exceeds19,273 km in length. In 2022, as it was in 2021, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Türkiye as an international gas trade center allowing the trade of gas from different sources. EMRA Board Decision No.9138 (published in the Official Gazette No. 31023 of January 23, 2020) amending the Organized Natural Gas Wholesale Market Operation Procedures and Principles (PUE), launched the physically delivered natural gas weekly products on June 1, 2020. In line with the EMRA Board Decision, EPİAŞ introduced the physically delivered natural gas weekly products to the market on June 1, 2020. The Natural Gas Market Weekly Products offers natural gas market participants up to 7 days of delivery options and flexible imbalance management. Natural Gas Market participants are offered the opportunity to trade for HS—weekend (2 days), HI—weekdays (5 days) and HT—whole week (7 days), with which they can trade similar to daily spot transactions.

The legislation on Natural Gas Futures Market was finalized by EMRA in December 2020 and entered into force following its publication in the Official Gazette No. 31421 of March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market was completed in the third quarter of 2021 and futures products became available in the organized market on October 1, 2021. The newly-founded market is the first natural gas future market in the region, and it is expected to contribute considerably to the price discovery for the gas markets of the region. It is expected that this market will enable natural gas trade in Türkiye to be carried out under more competitive conditions and increase market depth and market transparency.

The regasification capacity of the LNG terminals is 161 mcm/day as a result of the upgrades to the terminals and the new FSRUs , are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there is sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2022, Independent Power Producers generated 256.91 Terawatt-hour (“TWh”), which constituted approximately 78.8 % of Türkiye’s total electricity generation. As of the end of 2022, the share of private sector in electricity generation is approximately 85.7%, taking into account the licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants.

Türkiye consumed 328.93 TWh of electricity in 2022. As of the end of 2022, installed capacity has reached 103,809 MW. By the Presidential Decree No. 2949, which was published in the Official Gazette No. 31248 of September 18, 2020, the current renewable energy support mechanism’s duration was extended from December 31, 2020 to June 30th, 2021.

By the Law No. 7257 amending the Renewable Energy Law No. 5346, which was published in the Official Gazette No. 3122 of December 2, 2020, a new renewable energy support mechanism which will be implemented on July 1, 2021, was formed and by the Presidential Decree No. 3453 was published in the Official Gazette No. 31380 of January 30, 2021, new renewable energy support mechanism’s details were announced.

The prices given below are applied for the periods specified afront side, for electricity generation facilities based on renewable energy resources with RES Certificate which will be commissioned from July 1, 2021 until December 31, 2025.

Table 8

Type of Production Facility Based on Renewable Energy Source		RES Support Mechanism Price (Turkish Lira kurus / kWh)	Implementation Period of RES Support Mechanism Price (year)	Domestic Contribution Price (Turkish Lira kurus / kWh)	Domestic Contribution Price Application Period (year)
a. Hydroelectric production facility		40.00	10	8.00	5
b. Wind power based production facility		32.00	10	8.00	5
c. Production facility based on geothermal energy		54.00	10	8.00	5
d. Biomass based production facility	Landfill Gas / Sources from by products from the processing of waste tires	32.00	10	8.00	5
	Biomethanization	54.00	10	8.00	5
	Thermal Treatment ( Municipal waste, vegetable waste oil, agricultural waste without food and feed value, forest products other than industrial wood, industrial waste sludge and treatment sludge)	50.00	10	8.00	5
e. Solar energy based production facility		32.00	10	8.00	5

These prices are escalated on the basis of source within a period of 3 months each year, according to Domestic Producer Price Index, Consumer Price Index, the average daily US dollar and Euro forex buying rates.

The By-law on Competition for the Pre-License Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated May 13, 2017 (No. 30065) outlines the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the lowest bidding price to be paid per kWh.

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Storage Activities in the Electricity Market published on May 9, 2021, set forth the procedures and principles to be applied to investors who want to establish storage facilities in Türkiye and with the amendment to the Regulation made on November 19, 2022, legal entities holding a generation license have been given the opportunity to establish storage facilities.

The Law published in the Official Gazette on July 5, 2022 (No. 31887), permits legal entities undertaking to establish an electricity storage facility to establish an electricity generation facility based on wind and/or solar energy up to the installed capacity of the electricity storage facility they have undertaken to establish.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar energy zones, wind energy zones. As of the end of 2022, construction of onshore wind zones, with a total capacity of 2,850 MW, and solar power zones, with a total capacity of 3,000 MW were completed.

By the end of 2022, the share of renewable energy sources in total electricity generation was 42.2% and total wind capacity reached 11,396 MW.

There are two main state-owned companies in the electricity sector of Türkiye, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) were unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2021 and 2022, 84% and 85.7% of electricity generation was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzi) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017. Ten hydro power plants with a total installed capacity of 213.92 MW were privatized in 2018. Afşin-Elbistan A Thermal Power Plant with installed capacity of 1355 MW and its coal supply area Afşin Elbistan Lignites were privatized in 2018. Three hydroelectric power plants with a total installed capacity of 61.5 MW were privatized in 2019. Five hydro power plants with a total installed capacity of 174.9 MW and one natural gas power plant with an installed capacity of 253,4 MW (Gebze Dilovası Natural Gas Combined Cycle Power Plant) were privatized in 2021. As of year-end 2022, five thermal power plants with an installed capacity of 1,936 MW and 20 hydraulic power plants with an installed capacity of 2,467 MW have been included in the privatization scope and program.

While EÜAŞ, a state-owned company, held 31.5% of all installed capacity in 2014, its share in total installed capacity had been reduced to 20.2% by the end of 2022. The total installed capacity of EÜAŞ by the end of 2022 was 20,995 MW. Independent power producers owned 68.2% of total capacity in 2022. Unlicensed power units, BOO, BOT and TOOR power plants had 11.6% of capacity.

To ensure a stable supply of energy, the Ministry of Energy and Natural Resources (“Ministry of Energy”) is responsible for monitoring the security of the electricity supply and adopting measures concerning supply security. According to the amendment made on December 21, 2021, the following provisions have been introduced:

•

All licensed legal entities operating in the electricity market are obliged to comply with the measures specified by the Ministry of Energy regarding the security of the electricity supply, to contribute to the transactions to be made, and to submit necessary information and documents within the specified time.

•	A long-term Türkiye National Energy Plan will be prepared by the Ministry of Energy every five years, the first of which is within one year from December 25, 2021.

•	The Ministry of Energy may organize capacity allocation competitions in order to ensure supply security in the medium-to-long term, taking into account the Turkish National Energy Plan.

•

For the power generation facilities to be established within the scope of capacity allocation competitions, the lowest price to be offered will be applied within the Renewable Energy Resources Support Mechanism (“YEKDEM”) for a period to be determined by the Ministry of Energy.

•

Turkish Electricity Transmission Company (“TEİAŞ”) may lodge a tender to establish a new power generation facility or lease the capacities of existing production facilities under ancillary services agreements to maintain system reliability and meet regional system needs that may occur due to insufficient capacity.

The issue of “EVs and charging stations” under the Electricity Market Law No. 6446 (“Law No. 6446”) was regulated with the amendment made in December 2021. Pursuant to this amendment, the definitions of EVs and charging stations were added to Law No. 6446, and the term “charging service” was regulated.

Under the Electricity Market Law, EMRA is permitted to differentiate consumer groups are based on consumer characteristics or separate tariffs to support renewable energy sources. Consumers, upon their demand, can benefit from the tariffs set to support renewable energy sources. On December 21, 2021, the relevant provision in the Electricity Market Law was amended to introduce additional criteria for separate tariffs. Accordingly, EMRA can introduce different tariffs for consumer according to their respective levels of electricity consumption (based on whether they are below or above the set energy consumption limit).

Türkiye is planning to install three nuclear power plants (NPP) over the long term. The Republic signed an IGA with the Russian Federation on May 12, 2010 for the installation of the first nuclear power plant, which is comprised of four units of VVER-1200 reactors at Akkuyu site in Mersin province. The construction of the first, second, third and fourth units of the Akkuyu NPP formally started in April of 2018, April of 2020, March of 2021 and July of 2022 respectively. It is expected to start to generating electricity for the first unit by the end of 2024. Other units will be put into commercial operation at one-year intervals.

An IGA with Japan was signed on May 3, 2013 for the installation of the second NPP, with an installed capacity of 4.480 MWe and that consists of 4 units, each of which has an installed capacity of 1.120 MWe in Sinop province. However, both sides agreed to cease further cooperation on the NPP project. Studies, including site characterization studies, are ongoing to license the NPP project site. Pursuant to these studies, a positive environmental impact assessment decision was made on September 2020 regarding the NPP project.

The site selection process for Türkiye’s third NPP project is ongoing.

In addition to NPP projects, the upcoming technology of SMR is on the agenda of the Turkish government. The Ministry of Energy and Natural Resources is in talks with American, British and French technology vendor companies (Rolls-Royce SMR, NuScale, Nuward-EDF) for deployment of SMRs in the country.

On the other hand, watching closely the new developments throughout the world, EMRA has released the legislation for Renewable Energy Guarantees of Origin in Electricity Market (aka YEK-G system), which is considered as a first step for entering the EU’s Guarantees of Origin certificate system. The system enables the trade of YEK-G certificates issued for each megawatt-hour green energy generation from renewable energy power plants. YEK-G certificates are tradeable between licenced market players via bilateral agreements, and also at the organized wholesale YEK-G market for the time being (unlicensed power producers will be granted access the system at phase-2). The system framework and certificate properties were designed similar to the GO system. The system has been operated by EPİAŞ (the energy market operator of Türkiye) since June 2021. EMRA anticipates that the YEK-G system will widely be used for compliance with future green energy compliances and carbon footprint reduction initiatives.

Moreover, the amendment to the Electricity Market Law in July 2022, and the corresponding changes in secondary legislations in November 2022, gave investors the right to apply for the construction of electricity storage units integrated with wind or solar power plants without having to participate in the capacity allocation auction or conduct wind or solar measurement. This mechanism will help to improve system flexibility and provide a more stable electricity generation system by controlling intermittent nature of wind or solar resources. EMRA has been receiving applications for pre-licenses or amendments to licenses.

In addition, a new electricity market operation known as “aggregation” became operational in December 2022 as a result of an amendment to the Electricity Market Law. Preparations for the corresponding secondary legislation are ongoing. Following the completion of secondary legislation pertaining to this market operation, aggregators will conduct aggregation operations by receiving either an aggregation license or a supply license. Aggregation activity is a method used by system operators for system security; as a result of this activity, electricity consumers’ costs are expected to be reduced, and the integration of small-scale renewable energy plants into the system is expected to increase. The “aggregator” company will create a portfolio of small producers, and through this portfolio, the consumption of the companies in the portfolio will be reduced instead of increasing production during the peak hours, and the income from this transaction will be shared with the companies in the portfolio. More consumers will be included in the system as a result of the aggregation activity, the system’s flexibility will be increased, demand side participation will be achieved, and significant benefits will be provided for maintaining the supply-demand balance.

The Republic commenced efforts to enact energy efficiency legislation and to pursue EU alignment process with the adoption of the Energy Efficiency Law No. 5627 (EE Law) in 2007 which targets industrial facilities, the building, service and transport sectors, and also power plants; generation, transmission and distribution networks. The EE Law introduced, among other measures, energy audits, an energy management program, the establishment of EE companies and financial support schemes. The Regulation on Energy Performance of Buildings (EPB), Energy Performance Certificates, the Regulation on Energy Efficiency of the Utilization of Energy Resources and Energy, the Regulation for Supporting Energy Efficiency in SMEs, the Regulation for Efficiency Calculation for Cogeneration and Micro-cogeneration were issued in accordance with the EE Law. Moreover, Türkiye has adopted the EU Eco-Design Framework Directive (2009/125/EU) and Framework Labelling Directive (2017/1369/EU). According to Euromonitor data, Türkiye is the second largest white goods exporter in the world after China and the largest in Europe. On the other hand, the sector employs approximately 600,000 people in Türkiye.

Türkiye acknowledges the need to reduce energy dependency and to improve energy efficiency. To that end, in January 2018, the government issued the National Energy Efficiency Action Plan (NEEAP1) for the period of 2017-2023, which is in line with EU Directive 2012/27/EU. The NEEAP has targets such as reducing the primary energy consumption of Türkiye by 14% by 2023 through 55 actions defined in 6 categories (namely buildings and services, energy, transport, industry and technology, agriculture and cross-cutting (horizontal) areas); achieving cumulative savings of 23.9 mtoe by 2023, with an investment of U.S.$10.9 billion; and realizing U.S.$30.2 billion worth of cumulative savings by 2033 at 2017 prices.

In the monitoring of NEEAP for the last five years (2017-2022), a cumulative 5,205 ktoe energy savings having a monetary value of U.S.$1,8 million have been achieved through a total investment of U.S.$7,457 million. Analysis showed that a total of U.S.$1,018 million was invested in energy efficiency in 2022 and as a result of this investment 743 ktoe primary energy savings and U.S.$260 million monetary savings were achieved.

Furthermore, energy efficiency studies have been accelerated and expanded in line with Türkiye’s net zero by 2053 targets. It is expected that Türkiye’s new Energy Efficiency Strategy Document (2030) and the 2nd NEEAP (2024-2030) will be prepared and announced at the end of 2023 to further the process of achieving these goals and continuing Türkiye’s gains in this area.

With respect to the grant programs of MENR, in the Energy Efficiency Improvement Projects (EEIPs), support is provided to industrial establishments with an annual energy consumption of 500 toe or more to encourage energy efficiency investments for heat and electricity projects up to TL 1.5 million, corresponding to 30% of a maximum investment amount of TL 5 million. In the context of Voluntary Agreements (VAs), industrial establishments that have an annual energy consumption of 500 toe or more, should apply to MENR to sign conditions and commitments to decrease their energy intensity by at least 10% on average or more in the three year monitoring period and if the commitment is realized at the end of the 3-year period, a support amount of maximum TL 1 million, corresponding to the energy consumption value of the application year, will be provided. In addition, in the Fifth Regional Incentive, investments of industrial enterprises that save at least 15% energy, benefit from regional incentives such as VAT reduction, customs tax exemption and interest support given in the Fifth Region.

Between 2017-2022, within the scope of the Energy Efficiency Improvement Projects (EEIPs), MENR have provided a total of TL 85.9 million in grant money, corresponding to energy savings 55.79 toe/year, to invested a total of TL 615.37 million.

Within the scope of Voluntary Agreements (VAs) between 2017-2022, seven industrial enterprise have completed a project with a total of TL 5.2 million investment of which TL 0.7 million was been granted by MENR. Energy savings from this agreement is 4.601 toe/year and the monetary saving is TL 20.5 million.

A legal obligation was introduced by a decree requiring public buildings to save at least 15% of their energy bill compared to the building’s calculated average consumption between 2000 and 2023. During the period from 2019-2021, a total of 31,855 toe energy savings have been achieved by public organizations.

In 2018, Türkiye adopted an article related to Energy Performance Contracts (EPC), which allow energy efficiency implementations in public buildings and facilities through Energy Service Companies (ESCOs), which article was added into the EE Law. Pursuant to this article, public buildings which have a total construction area of over 10,000 square meters or total annual energy consumption over 250 toe would contract to lower their energy consumption or expenditures through EPCs , not exceeding 15 years.

The second phase of the Türkiye Sustainable Energy Financing Program (TurSEFF), for which the European Bank for Reconstruction and Development (EBRD)has provided a €400 million facility, is ongoing. Furthermore, the World Bank (WB) has provided U.S.$450 million for green transformation in the industry sector. However, there is a need for investment of U.S.$25 billion to enhance energy efficiency in the industry sector and U.S.$10 billion for renewable energy and electrification in low-heat demand plants. Given that shorter payback period of these investments give an opportunity for ESCOs.

Within the scope of the Sustainable Cities Project-II, an agreement for a loan package amounting to €500 million was signed with the World Bank in 2019. The project targets such sectors as; water and wastewater services, public transport, solid waste management, energy efficiency and renewable energy, municipal social infrastructure and services, firefighting services and pollution reduction through marine waste management, reduction of plastic waste and implementation of clean air compliance plans.

Aiming to realize the energy efficiency potential in the public sector, the Energy Efficiency in Public Buildings (KABEV) project with a credit of U.S.$200 million was initiated with the help of World Bank and Ministry of Environment, Urbanization and Climate Change. The KABEV project is intended to renew 500-700 public buildings in an energy efficient way, it is aimed to combat climate change by providing energy savings, increasing comfort and reducing greenhouse gases.

The Organized Power Markets

In Türkiye, there are liberal spot and future markets that are operated by Energy Exchange Istanbul (EXIST) or Enerji Piyasaları İşletme A.Ş. (EPİAŞ) by its Turkish name. EXIST is responsible for managing and operating energy markets, including power, gas and environmental commodities. EXIST is intended to ensure transparent, reliable and trustworthy market conditions as well as equal access for all market participants by providing a counterparty guarantee of the transactions. EXIST operates Day-Ahead and Intraday Spot Power Markets, Spot Natural Gas Market, Power Futures Market, Natural Gas Futures Market and Renewable Energy Guarantees of Origin System & Organized YEK-G Market. EXIST also performs financial transactions such as settlement, collateral and invoicing in these markets, settlement activities regarding the Balancing Power Market (BPM) and Ancillary Services Market, imbalance settlement activities in natural gas market, the operation of the Renewable Energy Resources Support Mechanism and carries out eligible costumer transactions. EXIST develops all of the markets and services software in-house.

Energy market regulations are published in English on EXIST’s website.

Day Ahead Market (DAM):

The liberalization process of Türkiye’s energy market started with the Electricity Market Law, which was aimed at creating an electricity market based on transparency, integrity, and competition; and integrated with other countries’ electricity markets.

The Day-Ahead Market brought to the Turkish electricity market of the option for the demand side to adjust its consumption based on price levels. Another important improvement introduced by the Day-Ahead Market is financial settlement on a daily basis and performance of daily clearing of payables/receivables due to commercial transactions the next day after commercial transactions date. The Day Ahead Market also marked the introduction of the collateral mechanism which provided insurance for receivables of electricity market and market participants against possible cash-flow problems, thus mitigating effects of cash-flow problems within the market.

Table 9. Annual Average Market Clearing Price (MPC) on DAM (TL/MWh)

Table 10. Annual Matching Quantity (TWh) on DAM

Table 11. Annual Trade Volume (Billion TL) on DAM

Intra-Day Market (IDM)

Efforts continue to ensure that the Turkish Electricity Market becomes more transparent and efficient; that it has strong financial grounds and that it has an integrated structure with the European Union Electricity Markets. The establishment of the Intraday Market for electricity in 2015 was intended to ensure that participants in the Turkish Electricity Market take a well-balanced and active responsibility in ensuring that these goals are met.

In addition to operational Day ahead, Ancillary Services and Balancing Markets, the Intraday Market gives participants the opportunity to engage in near-real-time trading and to balance their portfolios in the short term.

Table 12. Annual Weighted Average Price (WAP) on IDM

Table 13. Annual Matching Quantity (TWh) on IDM

Table 14. Annual Trade Volume (Billion TL) on IDM

Power Futures Market (PFM):

Power Futures Market was launched on June 1, 2021.

Electricity markets in Türkiye operated within EPİAŞ are by definition spot markets due to the short maturities of transactions. The operated Day Ahead and Intra Day markets have been put into practice with domestic and national resources within EPİAŞ and offered to our energy sector. In Türkiye, long-term electricity contracts that are subject to regulation and provide central counterparty services are operated within BIST and only cash settlement is offered. In addition, long-term electricity contracts that are not regulated and do not provide central counterparty services are traded both in cash and physically in the over-the-counter (“OTC”) markets. After all the stakeholders came to an agreement that a need had arisen for a new market, with long-term, central counterparty service and physical delivery, the Power Futures Market (PFM), was designed and developed with national and domestic resources within EPİAŞ, and, since June 1, 2021, is open to participants in the sector. In the spot electricity markets, market participants can balance their portfolios and make optimization physically. In the Power Futures Market, market participants have the opportunity to hedge against price risk and to see price prospects for the future (price discovery). Therefore, spot and Power Futures Markets respond to different needs of market participants and they complement each other in this respect. Forward transactions can be made in organized markets as well as in OTC markets through bilateral agreements. There is counterparty risk in transactions made in OTC markets and the price discovery function for the future is not realized since details of OTC transactions are not regularly published. With the emergence of sound price expectations for the future, feasibility studies for electricity and electricity-based investments will become easier, and an atmosphere of trust is ensured for new investments.

Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market:

Organized YEK-G Market is a market organized and operated by EPİAŞ where YEK-G certificates are traded among market participants. It launched on June 21, 2021.

In the organized YEK-G market, contracts that obligate buyers and sellers to receive or deliver YEK-G certificates at the matched price for the matched amount of YEK-G certificates are processed by the Market Operator in line with the continuous trading model. Market participants can place buying and/or selling offers on the contracts that are open during the session.

During the market process, the maximum and minimum price is determined by EPİAŞ and market transaction collateral is obtained against the financial risks that may arise regarding the invoice payments due from transactions entered into by market participants. Market participants shall trade in the Organized YEK-G Market as much as at the amount of transaction collateral in the current market.

Electricity Interconnections

Türkiye has the following existing interconnections with neighboring countries, and import/export figures are as follows:

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Azerbaijan/Nakhchivan: There are two 154 kV interconnection lines between Türkiye and Azerbaijan/Nakhchivan namely Babek (Nakhchivan)—Aralik (Türkiye) and Arpacay (Nakhchivan)—Igdir (Türkiye). Imports from this connection line were discontinued on May 31, 2014. In 2018, 2019, 2020, 2021 and 2022 no imports/exports were realized.

•

Iran: There is one 400 kV interconnection line between Khoy (Iran) and Van (Türkiye). In 2018, 2019, 2020, 2021 and 2022 no imports/exports were realized. The name of the 400 kV Başkale-Khoy interconnection line has been changed to 400 kV Van Back to Back-Khoy with the completion of the 600 MW DC Back to Back station (Van/Türkiye) in 2021. The Operational Agreement of this line is expected to be signed in 2023. It will be possible to import/export electricity between Iran and Türkiye after signature of the Operational Agreement with a capacity of 450 MW. Another interconnection line, 154 kV Doğubayazıt (Türkiye) -Bazargan (Iran) interconnection line is not in use.

•

Georgia: Two interconnection lines exist between Türkiye and Georgia. The first one is 220 kV Hopa (Türkiye)-Batum (Georgia) interconnection line which is operated only in emergency since 2014. The second interconnection line is 400 kV interconnection line between Borçka (Türkiye) and Akhaltsikhe (Georgia), with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 6,072,396,000 kWh of energy was imported from Georgia to Türkiye via the Borçka-Akhaltsikhe interconnection line from January 1, 2018 to December 31, 2022. 508,087,000 kWh of energy was exported from Türkiye to Georgia via Borçka-Akhaltsikhe interconnection line in 2018, 2020 and 2021.

•

Iraq: There is one 400 kV interconnection line between Cizre (Türkiye) and Zakho (Iraq) (operated in 154 kV). 642,009,000 kWh of energy was exported from Türkiye to Iraq via the Cizre-Zakho interconnection line in 2021. There was no export/import in 2022. Installation of second 400 kV interconnection line between Cizre (Türkiye) to Kasek (Iraq) has been completed in September, 2021 and Operational Agreement of this line was signed in 2022 which allows only export from Türkiye to Iraq. However, the electricity transfer has not been started.

•

Syria: There are three interconnection lines between Syria and Türkiye. 66 kV double circuit Reyhanlı-Afrin, 66 kV double circuit Reyhanlı-Harem and 66 kV Elbeyli-Çobanbey interconnection lines are operated within the scope of humanitarian aid. In 2020, 2021 and 2022, 680,163,000 kWh energy was exported from Türkiye to Syria.

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Türkiye) and Maritsa East 3 (Bulgaria), and each of them currently operates in synchronous mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 3,273,830,000 kWh of energy was imported from Bulgaria to Türkiye and 5,415,981,000 kWh of energy was exported from Türkiye to Bulgaria from January 1, 2018 to December 31, 2022.

•

Greece: There is one 400 kV interconnection line between Babaeski (Türkiye) and Nea Santa (Greece), which is currently operating in synchronous mode with the ENTSO-E CESA. 417,010,000 kWh of energy was imported from Greece to Türkiye and 2,906,888,000 kWh of energy was exported from Türkiye to Greece from January 1, 2018 to December 31, 2022.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections. This regulation was amended and published in the Official Gazette dated April 24, 2021 (No. 31464). The amendments mainly cover new rules on the construction of new lines (mainly on distribution) constructed by users.

Trial synchronous operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the CESA in April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation, which makes the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of the European network. Studies for the revision of the existing Long Term Agreement between TEİAŞ and ENTSO-E within the framework of the Synchronous Area Framework Agreement has been completed and a revised Long Term Agreement was signed between TEIAS and ENTSO-E in April 2021.

On December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, in this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status. Observer Membership status of TEİAŞ was renewed on January 1, 2023 for a 3 year period.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Türkiye Natural Gas Pipeline (West Line) spans Ukraine, Romania, and Bulgaria, enters Türkiye at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long. Upon the commissioning of the TurkStream Project, the Russian gas flow to Türkiye through West Line has been diverted to the TurkStream.

The TurkStream gas pipeline is a new gas pipeline system with an annual capacity of 31.5 bcm on two lines, each having capacity of 15.75 bcm per year. It runs from Russia through the Black Sea to a receiving terminal in Kıyıköy, the Thrace region in Türkiye. From the receiving terminal, one of the two onshore pipelines connects to domestic natural gas transmission system at Lüleburgaz. The second pipeline extends to the Turkish-European border. Gas delivery to Türkiye and Europe was initiated on January 1, 2020..

The total length of the Blue Stream natural gas pipeline, which delivers natural gas to Türkiye from the Russian Federation through the Black Sea, is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil, primarily, from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan and Georgia to Türkiye. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan Haydar Aliyev Marine Terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. The pipeline also transports crude oil from Turkmenistan and Kazakhstan. The pipeline has a total length of 1,768 km, of which: 443 km sits in Azerbaijan, 249 km sits in Georgia, and 1,076 km sits in Türkiye. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline, also known as the South Caucasus Pipeline, was built to export Shah Deniz gas from Azerbaijan to Georgia and Türkiye. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Türkiye, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project to feed the TANAP Project.

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), a pipeline carrying gas from Azerbaijan to Türkiye and Europe, was fully functional as of November 26, 2019. First gas flow to Türkiye after the commissioning of the connection to the domestic natural gas transmission system started on June 30, 2018, and flow to Europe started in 2020. TANAP is critical to meeting the natural gas demand of both Türkiye and Europe. This pipeline is the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus. During the plateau period, 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is being used in Türkiye and the remaining 10 bcm is being transmitted to Europe through TANAP. TANAP is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Türkiye and Europe.

The following table presents Türkiye’s energy supply (by resource) for the years indicated:

Table 15

	Years	Coal mtoe(1)%		Oil mtoe	%	Gas mtoe	%	Hydro mtoe	%	Electricity		Other		Total Supply
										mtoe	%	mtoe	%	mtoe	%
Production	2017	15.09	10.4%	2.68	1.85%	0.29	0.20%	5.01	3.45%			12.29	8.46%	35.35	24.33%
	2018	16.55	11.5%	2.99	2.08%	0.36	0.25%	5.16	3.59%			14.62	10.19%	39.68	27.62%
	2019	17.35	12.0%	3.14	2.17%	0.4	0.28%	7.64	5.3%			16.3	11.3%	44.82	31.08%
	2020	15.72	10.7%	3.36	2.29%	0.38	0.26%	6.72	4.56%			17.89	12.16%	44.06	29.94%
	2021	17.86	11.2%	3.61	2.26%	0.34	0.21%	4.8	3.01%			22.11	13.86%	46.72	29.30%
Import	2017	24.88	17.13%	53.72	36.97%	45.6	31.38%			0.24	0.16%	0.00		124.42	85.63%
	2018	24.48	17.03%	49.55	34.49%	41.6	28.96%			0.21	0.14%	0.00		115.80	80.60%

	Coal			Oil(4)		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
	2019	24.27	16.83%	53.69	37.2%	37.30	25.87%			0.19	0.13%	0.0		115.45	80.06%
	2020	25.40	17.26%	49.01	33.31%	39.70	26.98%			0.16	0.11%	0.0		114.28	77.66%
	2021	23.67	14.84%	32.99	20.69%	48.43	30.38%							124.30	77.96%
Export	2017	0.172	0.118%	6.88	4.73%	0.52	0.36%			0.28	0.20%	0.11	0.07%	7.85	5.40%
	2018	0.148	0.103%	5.09	3.54%	0.55	0.38%			0.27	0.19%	0.08	0.06%	6.07	4.23%
	2019	0.16	0.111%	9.73	6.75%	0.63	0.44%			0.24	0.17%			10.76	7.46%
	2020	0.22	0.15%	7.93	5.39%	0.47	0.32%			0.21	0.15%			8.84	6.01%
	2021	0.20	0.12%	8.22	5.15%	0.31	0.20%			0.36	0.22%			9.01	5.65%
Bunkers	2017	0.00		4.57	3.15%	0.00								4.57	3.15%
	2018	0.00		4.98	3.47%	0.00								4.98	3.47%
	2019			5.64	3.91%									5.64	3.91%
	2020			2.50	1.7%									2.50	1.70%
	2021	0.00		3.38	2.12%									3.38	2.12%
Stock Changes	2017	-0.34	0.23%	-0.68	-0.58%	-1.03	0.70%					0		-2.05	-1.41%
	2018	-0.019	0.013%	-0.56	-0.42%	-0.18	0.12%							-0.75	-0.52%
	2019	0.46	0.319%	-0.19	-0.13%	0.059	0.04%							0.33	0.23%
	2020	-0.28	-0.19%	0.24	0.17%	0.051	0.03%							0.16	0.11%
	2021	-0.24	-0.15%	-0.21	-0.13%	0.77	0.48%							0.80	0.50%
Statistical Error	2017	0.003	0.002%	0.22	24.14%	0.07	0.04%					-0.001		0.28	0.19%
	2018	0.31	0.22%	0.36	0.25%	0.00								0.67	0.46%
	2019	0.8	0.55%	0.46	0.32%									1.26	0.88%
	2020	0.37	0.25%	0.32	0.21%									0.68	0.46%
	2021	-0.004		0.64										0.71	0.49%

	Coal			Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Total Supply	2017	39.46	27.15%	44.28	30.5%	44.32	30.50%	5.01	3.4%	-0.05	-0.03%	12.29	8.46%	145.305	100.00%
	2018	40.86	28.45%	41.91	29.17%	41.17	28.66%	5.16	3.6%	-0.06	-0.041%	14.62	10.2%	143.666	100.00%
	2019	41.92	29.07%	41.27	28.62%	37.13	25.75%	7.64	5.3%	-0.05	-0.03%	16.30	11.3%	144.205	100.00%
	2020	40.62	27.6%	42.19	28.67%	39.81	27.05%	6.72	4.6%	-0.05	-0.03%	17.89	12.16%	147.168	100.00%
	2021	41.57	26.07%	43.98	27.59%	49.23	30.88%	4.01	3.02%	0.159	-0.001%	20.64	12.94%	159.43	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.
(4)	Includes crude oil and oil products

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given increased importance. Premium payments, area-based supports and animal husbandry supports are among the major schemes in the support program. In 2021, those major support schemes have accounted for 18.7%, 30.8%, and 30.1% of the total support budget, respectively. The distribution of premium payments, area-based supports, and animal husbandry supports for the year 2022 are estimated to constitute 22.8%, 27.3%, and 24.6% of the total support budget, respectively.

Agricultural value added decreased by 2.9% in 2021, and increased by 0.6% in 2022.

Although agricultural production in Türkiye is generally less efficient than elsewhere in Europe, Türkiye is mostly self-sufficient in many crops. Türkiye is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Türkiye’s agricultural output (by crop) for the years indicated:

Table 16

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2018	2019	2020	2021	2022	2019/18	20209/19	2021/20	2022/21
Cereal
Wheat	20,000	19,000	20,500	17,850	19,750	-5.0	7.9	-13.9	11.9
Barley	7,000	7,600	8,300	5,750	8,500	8.6	9.2	-30.7	47.8
Maize	5,700	6,000	6,500	8,750	8,500	5.3	8.3	3.8	25.9
Pulses
Lentils (red)	310	310	328	228	400	0	5.8	-30.6	75.4
Chick Peas	630	630	630	475	580	0	0	-24.6	22.1
Dry Beans	220	225	280	305	270	2.3	24.4	9.1	-11.5
Industrial Crops
Sugar Beet	17,436	18,085	23,025	17,767	19,254	3.7	27.3	-22.8	8.4
Cotton (raw)	2,570	2,200	1,773	2,250	2,750	-14.4	19.4	26.9	22.2
Tobacco	75	70	77	73	82	-6.7	10.0	-7.7	-15.0
Oil Seeds
Sunflower	1,950	2,100	2,067	2,415	2,550	7.7	-1.6	16.8	5.6
Soybeans	140	150	155	182	155	7.1	3.3	17.2	14.8
Rapeseed	125	180	122	140	150	44.0	-32.2	15.2	7.1
Groundnut	174	169	216	234	186	-2.9	27.8	8.4	20.4
Tuber Crops
Potatoes	4,550	4,980	5,200	5,100	5,200	9.5	4.4	-1.9	2.0
Dry Onions	1,931	2,200	2,280	2,500	2,350	13.9	3.6	9.6	-6.0
Fruit Bearing Vegetables
Watermelons and Melons	5,780	5,648	5,216	5,108	4,982	-2.3	-7.6	-2.1	-2.5
Tomatoes	12,150	12,842	13,204	13,095	13,000	5.7	2.8	-0.8	-0.7
Fruits and Nuts
Grapes	3,933	4,100	4,209	3,670	4,165	4.2	2.7	-12.8	13.5
Figs	307	310	320	320	350	1.0	3.2	0.0	9.4
Citrus Fruits	4,902	4,301	4,348	5,362	4,710	-12.3	1.1	23.3	-12.2
Hazelnuts	515	776	665	684	765	50.7	-14.3	2.9	11.8
Apples	3,626	3,619	4,300	4,493	4,818	0	18.8	4.5	7.2
Olives	1,500	1,525	1,317	1,739	2,976	1.7	-13.6	32.0	71.2
Tea	1,480	1,450	1,418	1,450	1,300	-2.0	-2.2	2.3	-10.6
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	108,521	112,103	118,540	115,052	115,765	3.3	5.7	-2.9	0.6

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. In 2018, the services sector growth rate was 4.1%, and its share of GDP was 61.6%. In 2019, the deepening economic slowdown impacted the services sector, and the sector’s growth rate declined to 1.2%, while its share of GDP fell to 61.8%. In 2020, the services sector was the most negatively-impacted sector due to the effects of the COVID-19 pandemic and related lockdown measures. While the value added of the services sector contracted by 0.3% throughout the year, its share in GDP declined to 59.5%.The services sector grew rapidly with the end of the negative effects of the pandemic, expanding by 12.9% in 2021 and 7.7% in 2022. However, the share of the services sector in GDP declined to 57.8% and 56% in 2021 and 2022, respectively. This was mainly driven by the declines in Construction and Real estate activities sub-sectors despite the positive performances in Trade, Transport and Accommodation sectors.

Tourism

Tourism has become a major growth sector in Türkiye’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector by expediting improvements in infrastructure and by facilitating both foreign and domestic private investment.

The tourism sector grew between 2016 and 2019, and a record number of people visited Türkiye in 2019. The number of foreign visitors increased by 21.8% and 14.1% in 2018 and 2019, respectively, while tourism revenues increased by 12.9% and 27.4%, respectively, in that period. The number of foreign people visiting Türkiye jumped to 45.1 million, which generated US $38.9 billion in revenue in 2019. However, in 2020, which was the worst year on record for tourism sector due to the COVID-19 pandemic, there was an unprecedented drop of 71.7% in foreign visitor arrivals to Türkiye and a 61.9% decrease in tourism receipts. Since the launch of the “Safe Tourism Certification Program” in June 2020, Türkiye has been following stringent health and safety guidelines and taking all necessary steps to ensure it continues to be safe. These measures helped to reach pre-pandemic levels in tourism and Türkiye achieved a V-shaped recovery in 2021. In 2022, foreign visitor arrivals increased by 80.3% compared to 2020, rising to 44.6 million foreign visitors to Türkiye. Tourism receipts also increased by 54% compared to the previous year, reaching U.S.$46.5 billion for 2022. In order to improve tourism statistics, Turkish Statistical Institute (TurkStat) revised tourism income statistics by using new data sources (BKM credit card data, the results of the health and education tourism surveys) and updated the data within the period of 2012-2022.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 17

Year	Total Foreign Visitor Arrivals (in thousands)	Total Receipts (in millions of U.S. dollars)	Percentage Increase in Total Receipts (%)
2018	39,488	30,546	12.9
2019	45,058	38,930	27.4
2020	12,734	14,817	-61.9
2021	24,712	30,174	103.6
2022	44,564	46,478	54.0

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2018 and 2019, the trade, transport and accommodation sector grew at rates of 5.3% and 1.1%, while its share of GDP was 23.8% and 24.4% in these two years, respectively. In 2020, the sector contracted by 5.6%, and its share of GDP was 22.4%. In 2021, the sector grew robustly by 21.1%, and its share of GDP was 24.5%. In 2022, the sector grew by 11.7%, and its share of GDP was 26.5%.

The information and communication technologies sector’s growth rate was 6.2% in 2018, and its share in GDP was 2.5%. In 2019 the sector’s growth rate was 5.1% and its share of GDP increased to 2.6%. In 2020 and 2021, information and communication technologies sector grew by 14.4% and 20.2% and its share in GDP was 2.7% in both years. In 2022, the sector grew by 67% and its share in GDP was 2,3%.

In 2018 and 2019, the wholesale and retail trade sector grew by 4.3% and 1.0%, and its share in GDP accounted for 12.3% and 12.4%, respectively, in these years. In 2020, the wholesale and retail trade sector grew by 4.7% and accounted for 12.4% of GDP. In 2021, the sector’s growth rate was 20.5%, and the share of the GDP was 13.7%.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2018, 2019, 2020, 2021 and 2022, the value of the telecommunications market was U.S.$12.3 billion, U.S.$11.8 billion, U.S.$11.0 billion, U.S.$10.4 billion and U.S.$10.5 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 15.4%, 13.0%, 15.6%, 19.8% and 89% respectively, and the contraction in U.S. Dollar terms is the result of depreciation of the Turkish Lira. A total of 843 authorizations have been granted to 465 telecommunications operators as of July 19, 2022.

Mobile subscription penetration was 105.9%, and fixed line telephone use increased to 13.1% as of the end of 2022. As of the end of 2022, total broadband penetration was 106.3%, and mobile broadband use reached 84%. 4G mobile broadband services were introduced in April 2016, and 3 telecommunication operators provide these services. As of December 31, 2022, the number of active 4G users reached 64 million.

In each of 2018 and 2019, the growth rate in the transport and storage sector was 3.5% and 0.9%, respectively, and the sector’s share of the GDP was 8.4% and 8.5%, respectively. In 2020, the sector shrank by 8.9% mainly due to the pandemic, and its share of GDP was 7.9%. In 2021, the sector grew by 16.1%, and its share of the GDP was 8.8%.

Construction

Due to unfavorable economic conditions, the construction sector shrank by 1.9% in 2018, by 8.6% in 2019, by 5.5% in 2020 and by 0.6% in 2021. In 2022, the sector shrank by 8.4% due to unfavorable conditions in material supply chain and high material costs. The total contracting amounts in foreign markets in 2018, 2019, 2020, 2021 and 2022 were U.S.$22.8 billion, U.S.$19.3 billion, U.S.$16.2 billion,U.S.$30.8 billion and U.S.$19.1 billion, respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Türkiye was 34,334 thousand people in 2022. Türkiye has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. Despite the extraordinary negative impact of Covid-19 on the labor force participation rate in 2020, the labor force increased by an average of 1.7% between 2018 and 2022.

Total civilian employment was 30,752 thousand people in 2022, of whom approximately 15.8% were employed in agriculture, 21.7% in industry and 62.5% in services (including construction). There were 5,010,904 public sector workers at the end of 2022. The rate of unemployment was 10.4% in 2022. The following table sets forth information with respect to the labor force and employment in Türkiye for the dates indicated:

Table 18

Employment (in thousands)	2018	2019	2020	2021	2022
Civilian labor force	32,203	32,505	30,735	32,716	34,334
Civilian Employment	28,691	28,042	26,695	28,797	30,752
Agriculture	5,282	5,096	4,737	4,948	4,866
Industry	5,686	5,572	5,482	6,143	6,663
Services	17,723	17,374	16,476	17,705	19,224
Unemployed	3,512	4,463	4,040	3,919	3,582
Unemployment rate (%)	10.9	13.7	13.1	12.0	10.4

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Türkiye for the dates indicated:

Table 19

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Male	Female	Male	Female	Male	Female
2018	65.6	29.4	65.6	29.4	65.6	29.4
2019	62.9	28.7	62,9	28.7	62,9	28.7
2020	59.4	26.2	59.4	26.2	59.4	26.2
2021	62.8	28.0	62.8	28.0	62.8	28.0
2022	65.0	30.4	65.0	30.4	65.0	30.4

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Türkiye covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2018, labor costs in the public sector increased by 11.2% (-4.4% in real terms), compared to 2017. Labor costs (including salaries and benefits) for civil servants increased by 15.2% (-1.0% in real terms) in 2018.

In 2019, labor costs in the public sector increased by 17.8% (2.3% in real terms), compared to 2018. Labor costs (including salaries and benefits) for civil servants increased by 18.8% (3.1% in real terms) in 2019.

In 2020, labor costs in the public sector increased by 8.8% (-3.1% in real terms), compared to 2019. Labor costs (including salaries and benefits) for civil servants increased by 11.7% (-0.5% in real terms) in 2020.

In 2021, labor costs in the public sector increased by 1.1% (-15.5% in real terms), compared to 2020. Labor costs (including salaries and benefits) for civil servants increased by 15% (-3.9% in real terms) in 2021.

In 2022, labor costs in the public sector increased by 61.8% (-6.1% in real terms), compared to 2021. Labor costs (including salaries and benefits) for civil servants increased by 64.7% (-4.4% in real terms) in 2022.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 20

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2018	11.2	-4.4	—	—	15.2	-1.0
2019	17.8	2.3	—	—	18.8	3.1
2020	8.8	-3.1	—	—	11.7	-0.5
2021	1.1	-15.5	—	—	15.0	-3.9
2022	61.8	-6.1			64.7	-4.4

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 5.69% in the first period of 2018 and 8.65% in the second period of 2018, 10.73% in the first period of 2019 and 6.02% in the second period of 2019, 5.49% in the first period of 2020 and 5.75% in the second period of 2020, 7.33% in the first period of 2021 and 8.45% in the second period of 2021, and 30.95% in the first period of 2022 and 41.69% in the second period of 2022.

For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to TL 1,603. For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020. For 2020, the minimum wage for both private and public sector workers increased by 15% and was raised to TL 2,325. For 2021, the minimum wage for both private and public sector workers increased by 21.56% and was raised to TL 2,826. For the first period of 2022, the minimum wage for both private and public sector workers increased by 50.5% and was raised to TL 4,253, and for the second period of 2022, the minimum wage for both private and public sector workers increased by 29.3% and was raised to TL 5,500.

As of the end of 2022, slightly above 7 million workers were on minimum wage payroll in Türkiye.

In 2022, 1,994,845 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 72.63% in 2022, compared to 64.66% in 2021.

INFLATION

In 2018, annual consumer price index (CPI) inflation stood at 20.3%. The depreciation of the Turkish lira (TL), increasing commodity prices and strong demand conditions in the first half of the year were the main factors causing inflation to overshoot the target in 2018. The impact of the increase in TL-denominated import prices was evident, particularly in core goods and energy groups, which have relatively high imported input intensity. On the other hand, tax cuts in durable goods and partial appreciation of the TL in the last months of the year curbed the inflation in core goods. Meanwhile, the sliding-scale tariff system (which depends on re-adjusting special consumption tax according to the changes to occur in domestic refinery outlet prices due to international oil prices or the exchange rate) in fuel and deceleration in international oil prices limited energy inflation despite increasing administered energy prices. Another major contribution to the rise in inflation came from food prices. Food inflation ended 2018 at a level above the headline consumer inflation with 25.11%, due to cost pressures, adverse supply conditions for some products. In 2018, annual inflation in the services group rose due to the depreciation of the TL, backward indexation in pricing behavior, stronger cost pressures in sectors related to food and energy and demand-side effects driven by the robust course in tourism. Due to these factors, services inflation stood at 14.46% at the end of the year. Overall, the depreciation of the TL and rising international commodity prices drove inflation above the target in 2018, while weakening economic activity in the second half of the year pulled inflation down to some extent. Finally, producer price index (PPI) increased by 33.64% in 2018, and thus the PPI-based cost pressures on consumer inflation remained throughout the year.

In 2019, CPI inflation fell significantly, ending the year at 11.84%. Waning effects of the exchange rate, mild demand conditions, improvement in inflation expectations and favorable import prices contributed to the disinflation process. On the other hand, tax and administered price adjustments, as well as real unit labor costs, were the main factors limiting the decline of inflation. The underlying trend of inflation improved throughout the year, and core indicators B and C receded to 10.76% and 9.81%, respectively, at the end of the year. In terms of major sub-indices, disinflation was primarily driven by core goods and food groups. The core goods group benefited mainly from the dissipating impact of exchange rate pass-through. Food inflation rose in response to adverse supply conditions in fresh fruits and vegetables in the first quarter and then trended downwards in the rest of the year. Services inflation remained relatively high before partly improving in the last quarter of 2019. Real unit labor costs, and brisk tourism demand led services inflation to rise. The outlook for energy prices was led by the developments in administered prices. Despite the adjustments in electricity and natural gas prices in the second half of the year, base effect kept annual energy inflation at relatively low levels, 10.98% at the end of the year. The sliding scale system in fuel products that was implemented from time to time prevented excessive fluctuations in prices throughout the year. In the meantime, price hikes in tobacco products led by ad valorem and special consumption tax regulations curbed disinflation. Finally, in line with the CPI inflation, the PPI inflation substantially decreased from 33.6% to 7.4% at the end of the year.

In 2020, CPI inflation reached 14.60%. While annual headline inflation remained almost flat around 12% over the first ten months of the year, the pandemic and the measures taken against it led to a different path, outcomes of which had an adverse effect on inflation and inflation expectations. In 2020, the main driver of consumer inflation was exchange rate developments. International commodity prices, excluding energy, gained momentum in the second half of the year and even exceeded pre-pandemic levels in the last quarter.

The elevated cost pressure, which was aggravated by the exchange rate developments and disruptions in global supply chains, pushed producer prices higher and exerted pressure on consumer prices as an additional factor. On the other hand, the government introduced a number of measures to contain pandemic-related cost pressures. Short-time work allowance, which was aimed at preventing layoffs and reducing labor costs amid shorter working hours, temporary reductions in value added tax rates in certain services sector groups, and the implementation of the sliding scale system in fuel products over the last quarter constitute the top of the list in this respect. Against this backdrop, annual inflation in services, where the effects of the lockdown and the change in consumer preferences were more visible, and in energy fell in 2020. Food group as well as the core goods group, excluding the clothing and footwear group that was adversely affected by the pandemic, registered increases in their annual inflation. Particularly, annual inflation in durables, which are highly sensitive to exchange rate and credit developments, increased to 30.40%. Fresh fruits and vegetables, and items which are classified under other unprocessed food with high import content were the leading factors in higher food inflation. In accordance with these developments, PPI inflation increased to 25.15% from a low base, keeping cost pressures on consumer prices elevated.

CPI inflation increased by 21.48 points and ended 2021 at 36.08%. While headline inflation increased by 6.71 points during the first eleven month of the year, following the exchange rate depreciation, it increased by 14.77 points in December. In 2021, increasing price trends in international energy, food and other commodities, disruptions in global supply chains and the increments in freight costs, easing of pandemic-related restrictions, strong demand conditions and exchange rate developments were the main determinants of the rise in consumer inflation. While TL-denominated international energy prices put upward pressure on consumer prices both directly, through domestic energy prices, and indirectly by increasing production costs across the domestic supply chain, the government put a series of measures in place to contain these inflationary pressures. In addition to the implementation of the sliding scale system applied to fuel prices, which helped to curb both direct and indirect inflationary effects of increasing energy prices, the government also subsidized electricity and natural gas prices for household consumption and thereby were able to ease related inflationary effects. At the same time, increases in TL-denominated agricultural commodity prices coupled with adverse weather conditions led to a rise in inflation in food and non-alcoholic beverages. While rising food inflation affected consumer prices in food services, the inflationary effects of steps taken with respect to the pandemic-related normalization process were also observed in several subgroups of services. In the core goods group, exchange rate depreciation in addition to increasing commodity prices, sectoral supply constraints and the effects of disruptions in global supply chains were the main determinants of the rise in inflation. Finally, in line with this background, PPI inflation reached 79.89% and producer price-based cost pressures on consumer inflation remained throughout the year.

In 2022, CPI inflation increased in the first half of the year due to the depreciation of the TL as well as increasing energy and other commodity prices. However, it decelerated in the second half on the back of waning effects of negative global supply shocks and relatively stable exchange rate, and stood at 64.3% at the end of the year. Underlying inflation also increased in 2022, and the core indicators of B and C indices realized at 57.7% and 51.9%, respectively. Accordingly, producer prices surged by 97.7% in 2022.

Table 21 displays the uncertainty band around target and actual inflation during 2018-2022, and Table 22 presents the annual percentage changes in CPI and PPI for the same period.

Table 21

Uncertainty Band around Target and Actual Inflation

	Dec. 2018	Dec. 2019	Dec. 2020	Dec. 2021	Dec. 2022
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	20.3	11.8	14.6	36.1	64.3

Source: TURKSTAT, CBRT

Table 22

Inflation (%)

Year	CPI Inflation	PPI Inflation
2018	20.3	33.6
2019	11.8	7.4
2020	14.6	25.2
2021	36.1	79.9
2022	64.3	97.7

Source: TURKSTAT

EDUCATION

The literacy rate among individuals aged 6 years and over increased from 96.7% in 2017 to 97.6% in 2022. The literacy rates for men and women were 99.3% and 95.9% in 2022, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2021-2022 was 26.1 million, of whom 7.2% were in pre-primary school, 20.8% were in primary school, 20.2% were in lower secondary school, 25.07% were in secondary school, and 26.6% were in university.

ENVIRONMENT

The 11th National Development Plan of Türkiye (2019-2023) has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted, and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2019, Türkiye presented its second Voluntary National Review (VNR) report on the implementation of 2030 Agenda for Sustainable Development at the High Level Political Forum on Sustainable Development (HLPF) under the auspices of the United Nations Economic and Social Council. This VNR Report assesses the progress between 2010-2018 with an emphasis on the period after the adoption of the 2030 Agenda. In the overall context of SDGs, Türkiye has reached an advanced level in respect of policies, strategies and legislation, while there is room for improvement with regards to practices and projects. Significant progress has been achieved towards the following SDGs: SDG 1: No poverty, SDG 3: Good health and well-being, SDG 6: Clean water and sanitation, SDG 7: Affordable and clean energy, SDG 9: Industry, innovation and infrastructure and SDG 11: Sustainable cities and communities.

The second VNR report indicates that forestry areas increased from 21.2 million hectares in 2007, to 22.6 million hectares in 2018, as a result of reforestation efforts. While this increases carbon sequestration in the atmosphere, it also strengthens the resilience of ecosystems and improves climate adaptation. Furthermore, Türkiye was one of the first countries which set the Land Degradation Neutrality Targets.

Türkiye’s greenhouse gas (GHG) emissions have increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Türkiye’s total GHG emissions reached 564.4 million tons CO2 eq in 2021. As of the end of 2021, emissions were 6.7 ton CO2 eq/capita. Türkiye ratified the Paris Agreement on October 7, 2021, in which

Türkiye aims to realize its reduction targets through measures taken and policies implemented in the energy, industrial processes, agriculture, land use, and waste sectors. The first NDC of Türkiye pledges to a 21% GHG emissions reduction compared to the business-as-usual level by 2030. Türkiye announced to revise and increase its target to 41% with its updated first NDC. Moreover, Türkiye aims for net-zero emissions by 2053, and the updated NDC aims for peak emissions by 2038.

Nearly the entire population has access to clean water and sanitation as a result of targeted investments. The ratio of municipal population who benefit from drinking and using water supplies was 99.0% as of 2020. 91.0% of the population benefited from sanitation systems in 2020. In the context of efficient management of water resources, master plans for 25 basins and river basin management plans for 11 basins have been completed.

Türkiye is a party to most of the multilateral environmental agreements. Türkiye is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Türkiye on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings that would result in a significant lessening of effective competition within a market for goods or services in the entirety or a portion of the country, particularly in the form of creating or strengthening a dominant position.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2018 and 2022:

Table 23

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2018	88	44	223	355
2019	69	35	208	312
2020	65	34	220	319
2021	74	22	309	405
2022	78	19	245	342
TOTAL	374	154	1205	1733

Source: TCA

In 2018, the following legislation was adopted:

•	Amendments to the Guidelines on Vertical Agreements: These guidelines were amended in order to provide further guidance on (i) online sales and (ii) most favored customer clauses (MFCs).

•

Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: As noted above, Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board introduced amendments to Communiqué No. 2010/4. Consequently, the Guidelines were updated accordingly to explain that transactions between the same persons or parties or in the same relevant market by the same undertaking in a period of 3 years are considered as a single transaction with respect to the calculation of turnover of the parties.

•

Guidelines on Undertaking Concerned, Turnover and Ancillary Restraints in Mergers and Acquisitions: The above mentioned amendment was also reflected in this guideline. It was clarified that in the case of taking control of an undertaking through security purchases from different sellers via serial transactions in the stock market, such transaction should be notified to the Board as soon as possible, and transactions can only be notified to the Board after its realization under certain conditions.

In 2019, no new regulation, communiqué or guideline was published by the TCA.

In 2020, the following legislation was adopted:

•

On June 16, 2020, the Grand National Assembly of Türkiye (TGNA) passed the Act No: 7246 amending the Act on the Protection of Competition No. 4054. It came into force on June 24, 2020 after it was published in the Official Gazette No: 31165.

The amendments to the Act aim at increasing the efficiency of the Competition Authority and application of the Law. This can be understood from the fact that the Bill includes the “commitment” and “settlement” procedures, it grants the Competition Board (the Board) the power of determining a safe harbor for agreements between undertakings that the Board considers to have non-appreciable effects on competition (de minimis), and it also introduces the “significant lessening of effective competition test” instead of the “dominance test” for mergers and acquisitions. Another major amendment clarified investigative powers regarding methods that are used to collect electronic data. In that regard, the new wording of the article provides legal clarity and predictability, and in doing so empowers the investigative tools of the TCA. In addition to these changes, the new amendment also grants the Board the power to set structural remedies.

In 2021, certain secondary legislation in line with the amendments to the law in 2020 were completed. Pursuant to this secondary legislation, the Republic issued the De Minimis Communiqué, Settlement Regulation and Commitments Communiqué. Additionally, Communiqué Amending the Block Exemption Communiqué on Vertical Agreements was issued. Significant legislation that was adopted in 2021 includes:

•

Communiqué on the commitments to be offered in preliminary inquiries and investigations concerning agreements, concerted practices and decisions restricting competition, and abuse of dominant position: The communiqué was prepared in accordance with Article 43.3 of the Act no. 4054 regulating the commitment procedure, adopted by the Board on February 11, 2021, and came into effect after its publication in the Official Gazette dated March 16, 2021 and numbered 31425.

•

Communiqué on agreements, concerted practices and decisions and practices of associations of undertakings that do not significantly restrict competition: In accordance with Article 41.2 of the Act no. 4054, the communiqué was adopted by the Board on February 18, 2021. It became effective after its publication in the Official Gazette dated March 16, 2021 and numbered 31425.

•

Regulation on the settlement procedure applicable in investigations on agreements, concerted practices and decisions restricting competition and abuse of dominant position: The regulation has been prepared in order to specify the rules and procedures concerning the settlement process to be applied to those undertakings or associations of undertakings under investigation for behavior in violation of the Articles 4 and 6 of the Act, provided they accept the existence and scope of the violation. The regulation became effective after its publication in the Official Gazette dated July 15, 2021 and numbered 31542.

•

Communiqué Amending the Block Exemption Communiqué on Vertical Agreements: The communiqué, which was issued in November 2021, provides that the vertical block exemption will apply on the condition that the market share held by the relevant supplier does not exceed 30% of the relevant market. Previously, a 40% market share threshold was applied.

In 2022, the following legislation was adopted:

•

Communiqué on amending the communiqué concerning the mergers and acquisitions calling for the authorization of the Competition Board: This communiqué defined technology enterprises as undertakings or related assets operating in the fields of digital platforms, software and game software, financial technologies, biotechnology, pharmacology, agrochemicals and health technologies. It then removed the notification thresholds for technology enterprises operating in Turkey. As a result, transactions involving these undertakings, regardless of their size, will be subject to a comprehensive review by the Competition Authority.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Türkiye is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Türkiye 2022 Report prepared by the European Commission reiterates that Türkiye’s legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall.

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018), Albania (2018), Azerbaijan (2020), Morocco (2021) and Libya (2022) each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

The main task of the Turkish Patent and Trademark Office (“TÜRKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TÜRKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

As a founding member of the World Trade Organization (“WTO”), Türkiye adopted its contemporary national industrial property legislation in 1995. Türkiye’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TÜRKPATENT.

TÜRKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”): namely the “National Strategy Paper and Action Plan on Intellectual Rights”, “National Geographical Indications Strategy Document and Action Plan”, and the “Design Strategy Paper and Action Plan” relevant to the preceding years. Furthermore, preparation work has begun for the latest draft document on the Design Strategy Paper that is planned to cover the years 2023-2030.

Türkiye’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. The preparatory work is ongoing for the next review which is expected to be completed in 2023.

TÜRKPATENT has been an International Search and Examination Authority (“ISEA”) for patent applications through the Patent Cooperation Treaty since October 2016, and has been one of the top ten offices globally with respect to PCT applications, as well as prepared reports.

Türk Sınai Mülkiyet Değerleme Mühendislik ve Danışmanlık Hizmetleri Anonim Şirketi (TÜRKSMD) was established in 2018 as an affiliate of TÜRKPATENT. TÜRKSMD provides services in the field of industrial property valuation, which is considered the first step of commercialization, as well as consultancy services with regards to venture capital partnerships and industrial property portfolio management. TÜRKSMD currently has cooperation protocols with various Technology Transfer Offices (TTOs).

Türkiye has various types of government-backed funds focused on fostering R&D activities and industrial property, within the scope of relevant governmental bodies, in particular the Small and Medium Enterprises Development Organization (KOSGEB) and Scientific and Technological Research Council of Türkiye (TÜBİTAK) under the Ministry of Industry and Technology and special programs under the Ministry of Trade. The 1702-Patent Based Technology Transfer Support Call, among other programs, was initiated in order to transfer patented technologies developed by higher education councils, research infrastructures, public enterprises, public research centers and institutes and early stage technology companies,, to industry and enable their commercialization.

TÜRKPATENT emphasizes training and awareness-raising activities on IPRs and arranges events where developments and current practices are shared. In this way, TÜRKPATENT seeks to develop cooperation between IP related institutions and universities, chambers of industry and trade, governmental and non-governmental organizations. Different stakeholders of the IP ecosystem, from judges, attorneys, custom and police officials to SMEs, etc. are in regular contact and collaborate on sharing best practices and current developments in the field, during events organized primarily by TÜRKPATENT. Furthermore, PATLIB centers (Information and Documentation Units), located across the country, provide direct technical support, free of charge.

Recent TÜRKPATENT states that resident patent, trademark, utility model and design (with regards to design counts) applications increased 7%, 12%, 25% and 32%, respectively, in 2022.

Türkiye is among the most active users of WIPO’s international registration systems. According to the World IP Indicators 2022 Report, Türkiye ranked 4th both in application and registration design counts, while ranking 2nd when adjusted for population. Türkiye’s ranking for trademark application class counts among offices and origins was 6th and 7th, respectively. Furthermore, Türkiye ranked 12th with regards to resident patent applications to offices and has accounted for a 64.2% growth in the total number of patents granted.

TÜRKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Belarus, Bulgaria, Czech Republic, People’s Republic of China, Germany, Morocco, France, South Korea, Georgia, Spain, Sweden, Italy, Japan, Qatar, Kazakhstan, Kirgizstan, Moldova, Pakistan, Romania, Russian Federation, Singapore, Serbia, Tajikistan, Tunisia, Ukraine and USA, as well as the European Patent Office, European Union Intellectual Property Office, World Intellectual Property Organization, International Trademark Association and the Eurasian Patent Organization.

Table 24

Statistics Regarding Industrial Property Rights Applications	2018	2019	2020	2021	2022
Number of Patent Applications	18,504	19,916	18,705	17,566	15,856
Number of Utility Model Applications	2,770	2,971	3,627	4,490	5,558
Number of Trademark Applications	120,008	134,353	170,590	191,779	212,636
Number of Industrial Design Applications	9,202	10,346	11,306	15,608	20,492

Table 25

Statistics Regarding Industrial Property Rights Registrations/Grants	2018	2019	2020	2021	2022
Number of Patent Granted	13,882	13,720	13,017	12,566	10,335
Number of Utility Model Issued	335	690	1,179	2,591	2,369
Number of Trademarks Registered	105,996	83,409	98,782	129,423	156,640
Number of Industrial Designs Registered	8,521	39,889	10,076	13,036	14,778

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Türkiye has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 26

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036
Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days
Valorization of Contribution for Workers and Self-Employed Valorization of Contribution for Civil Servants	100% real GDP growth + 100% CPI Last Salary	30% real GDP growth + 100% CPI 30% real GDP growth + 100% CPI
Replacement Rate • Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: Ministry of Treasury and Finance

Total budgetary transfers from the central government to the SSI were 2.6% of GDP in 2022.

Table 27

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2018	2019	2020	2021	2022
Revenues	369	424	473	633	1,000
Expenditures	385	464	540	655	1,040
Rev.—Exp.	-16	-40	-67	-22	-40
Budgetary Transfers (“BT”)	151	197	249	252	389
BT as % of GDP	4.0%	4.6%	4.9%	3.5%	2.6%

Source: Social Security Institution

The goals of pension reforms are eliminating the gap among insured in terms of services and gradually eliminating the deficit of the social security system.

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The mandatory unemployment insurance system was introduced in 1999. The Turkish Employment Agency (ISKUR) is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2022, the total asset value of the Unemployment Insurance Fund was TL 124.3 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, established a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 4 million between 2013 and 2021. As of January 2022, the state match rate has been increased to 30%.

“Automatic Enrollment” that is applied to workplace-based private pension schemes and based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632 commenced on January 1, 2017. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an at least ten-year period annuity product.

As of the end of 2022, in the individual-voluntary pension system, there were 15 pension companies, 7,801,306 participants, and 9,473,396 active pension contracts. As of the end of 2022, there were 6,719,441 employees enrolled in the Automatic Enrollment program and 9,448,458 certificates. The total amount of funds held by these two systems was TL 383.2 billion (and TL 433.4 billion including state match contributions).

EXCHANGE RATES AND EXCHANGE POLICIES

Türkiye adopted the floating exchange rate regime in 2001 and the Central Bank of the Republic of Türkiye (the “CBRT”) began to practice the inflation targeting regime in 2006. Under the floating exchange rate regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility. Moreover, the CBRT closely monitors exchange rate developments and related risk factors and takes necessary measures and employs due instruments to ensure that the FX markets operate efficiently.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The CBRT, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. Companies residing in Türkiye with no foreign currency income may not use foreign currency loans, subject to a number of exceptions set forth in the Capital Movement Circular.

The regulation also bans FX-indexed loans. In addition, on November 6, 2018, a new regulation became effective regarding the procedures and principles regarding the repatriation of export proceeds. According to this regulation, the repatriation of such proceeds shall be finalized within 180 days from the date of dispatch of goods.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to conduct Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (“VIOP”) operating under Borsa İstanbul (“BIST”). Transactions continued in 2022 as well.

On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is determined in line with market needs. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via quotation method, would also be executed with one, three and six month maturities via traditional auction (multiple price) method.

The CBRT also conducted foreign exchange Turkish Lira swap transactions with maturities longer than one week in U.S. Dollar and Euro in the organized swap market under the BIST. However, as of December 27, 2021, the CBRT decided to shift transactions in the BIST Swap Market to traditional swap auctions with a maturity of 2 weeks.

With the aim of increasing reserves by bringing residents’ gold savings into the economy, purchases of standard gold transformed from wrought or scrap gold collected from residents and standard gold domestically produced from ore against Turkish lira started in 2018 and continued in 2019 and 2020. Starting from October 2020, purchases of gold domestically produced from ore against Turkish Lira were suspended. However, as residents’ gold demand decreased, purchases of gold domestically produced from ore against Turkish Lira re-started in May 2021.

To bring out domestic gold savings into the financial system, transactions at the Gold Buying/Selling Against Foreign Exchange Market at the CBRT were launched in 2018, and banks were provided with the location swap facility. Banks also used Gold Against Foreign Exchange Market at the CBRT in line with their gold liquidity needs until 2021.

The existence of an efficient gold swap market is important for a well-functioning domestic gold market. In this context, Turkish Lira Gold Swap Market (for transactions on the buy side) and Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) were introduced in May 2019 and October 2019, respectively in order to contribute to the liquidity management of the banks and to promote making use of gold savings within the financial system. The CBRT also started to hold gold swap transactions conducted via the traditional (multi-price) auction method on April 24, 2020. Gold Swap Market transactions continued in 2022.

Moreover, the CBRT started to sell gold against FX at the BIST Precious Metals and Diamond Market in September 2020 in order to contribute to banks’ gold liquidity management and to meet local gold demand. In addition, to strengthen gold reserves, gold purchase transactions against Turkish Lira at the BIST Precious Metals and Diamond Market started in June 2021.

Regarding exchange rates, Table 28 displays the average rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 28

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2018	4.81	5.66	4.34	5.24
2019	5.67	6.35	5.19	6.01
2020	7.01	8.03	6.56	7.52
2021	8.89	10.47	8.04	9.68
2022	16.56	17.38	12.55	16.97

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

Between January 1, 2018 and December 31, 2022, Türkiye received approximately U.S.$7.49 billion from the International Bank for Reconstruction and Development (“IBRD”). This IBRD package consists of investment loans.

The World Bank Group provides financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). Türkiye received approximately U.S.$2.4 billion from IFC between Fiscal Years 2018 and 2022. MIGA guarantees issued for investments in Türkiye reached almost U.S.$1 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2018, and December 31, 2022, are as follows:

Table 29

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Investment Loans
Sustainable Cities Project – 2	€73,500,000	$91,540,000	April 12,2018	May 16, 2018	Fixed	EURIBOR+1.25%	March 15, 2048
Gas Storage Expansion Project	$600,000,000	$600,000,000	May 22, 2018	June 11, 2018	Fixed	LIBOR+1.20%	November 15, 2040
Inclusive Access to Finance	$400,000,000	$400,000,000	May 22, 2018	June 7, 2018	Variable	LIBOR+0.87%	April 15, 2047
Irrigation Modernization Project	€222,300,000	$252,000,000	January 22, 2019	February 15, 2019	Fixed	EURIBOR+0.50%	July 15, 2029
Sustainable Cities Project 2 – Add. Finance	€500,000,000	$560,600,000	May 24, 2019	July 10, 2019	Fixed	EURIBOR+1.45%	May 15, 2049
Disaster Risk Management in Schools Project	€267,600,000	$300,000,000	June 20, 2019	August 8, 2019	Fixed	EURIBOR+0.70%	January 15, 2030
Türkiye Energy Efficiency in Public Buildings	€135,900,000	$150,000,000	November 5, 2019	December 12, 2019	Fixed	EURIBOR+0.50%	January 15, 2030
Türkiye Emergency COVID-19 Health Project	€91,400,000	$100,000,000	April 24, 2020	May 4, 2020	Fixed	EURIBOR+0.50%	July 15, 2030
Formal Employment Creation Project	€316,000,000	$347,350,000	March 31, 2020	June 1, 2020	Variable	EURIBOR+1.19%	March 15, 2045
Long Term Export Finance Guarantee	€190,000,000	$208,800,000	June 26, 2020	June 26, 2020	Fixed	EURIBOR+2.24%	June 22, 2030
Safe Schooling and Distance Education Project	€143,800,000	$160,000,000	June 25, 2020	July 23, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Rail Logistics Improvement Project	€314,500,000	$350,000,000	June 30, 2020	July 24, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Emergency Firm Support Project-TKYB	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Variable	LIBOR+1.20%	April 15, 2045
Emergency Firm Support Project-Vakıfbank	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Fixed	LIBOR+1.40%	March 1, 2043
Renewable Energy Integration—Add. Finance	€289,500,000	$325,000,000	February 28, 2020	December 1, 2020	Variable	EURIBOR+0.60%	November 15, 2033
Türkiye Organized Industrial Zones Project	€250,300,000	$300,000,000	January 25, 2021	February 26, 2021	Fixed	EURIBOR+0.65%	February 15, 2031
Türkiye Rapid Support for Micro and Small Enterprises	$300,000,000	$300,000,000	December 18, 2020	March 8, 2021	Fixed	LIBOR+0.80%	June 1, 2031
Municipal Services Improvement Project	€135,355,000	$148,800,000	March 31, 2020	March 17, 2021	Fixed	EURIBOR+1.55%	January 15, 2050

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Investment Loans
Long Term Export Finance Guarantee	€60,000,000	$65,900,000	May 20, 2021	May 20, 2021	Fixed	EURIBOR+1.61%	May 20, 2031
Seismic Resilience and Energy Efficiency in Public Buildings	€219,400,000	$265,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Resilient Landscape Integration Project	€111,800,000	$135,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Geothermal Development Project- TKYB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	August 15, 2046
Türkiye Geothermal Development Project- TSKB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	October 15, 2049
Türkiye Climate Smart and Competitive Agricultural Growth Project	€304,800,000	$341,270,000	March 30, 2022	May 16, 2022	Variable	EURIBOR+0.46%	April 15, 2032
Additional Financing Emergency COVID-19 Health Project	€450,700,000	$500,000,000	May 26, 2022	May 27, 2022	Variable	EURIBOR+0.46%	October 15, 2032
Türkiye Earthquake, Floods and Wildfires Emergency Reconstruction Project	€420,000,000	$449,250,000	June 29, 2022	December 30, 2022	Variable	EURIBOR+1.18%	April 15, 2052
Climate and Disaster Resilient Cities Project	€330,500,000	$338,530,000	September 27, 2022	December 30, 2022	Variable	EURIBOR+0.48%	October 15, 2032

*	For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

Effective from January 1, 2022, the reference rates for variable-spread loans has switched to SOFR for USD loans. Effective from July 1, 2023, the reference rates for fixed-spread loans has switched to SOFR for USD loans.

A note purchase agreement between the IMF and the Central Bank of the Republic of Türkiye, signed on October 8, 2020, in the amount of U.S.$2.15 billion became effective in January 2021.

An IMF staff mission visited Türkiye from January 31, 2018 and February 13, 2018 in order to discuss recent economic developments and monetary and fiscal policies for 2018. On April 30, 2018, the staff report was published. The Article IV report underlined that the Turkish economy had recorded a strong recovery and an impressive economic growth and job creation after the 2016 failed coup attempt. The report highlighted that the large fiscal stimulus, including increased public-private partnership activity, temporary tax breaks, continued minimum wage subsidies, employment incentive schemes and policy-driven credit impulse boosted consumption and investments throughout the year, brought strong economic recovery. The IMF welcomed the authorities’ steps towards the monetary tightening. The IMF also emphasized the need to contain the overall fiscal and quasi-fiscal stimulus.

From September 12, 2019 to September 23, 2019, the IMF mission visited Türkiye to hold discussions for the 2019 Article IV regular consultation. On December 9, 2019, the Executive Board of the IMF concluded the Article IV consultation with Türkiye and the staff report was published on December 26, 2019. In this report, improved economic growth performance thanks to policy stimulus and favorable market conditions following the sharp lira depreciation in late-2018 was underscored. The report noted the recovery in lira and a remarkable adjustment in the current account. However, the IMF also emphasized the need for reforms to address vulnerabilities, strengthen policy credibility and boost productivity to achieve strong and sustainability growth over the medium term.

Due to the COVID-19 pandemic, the IMF postponed all country Article IV consultations for a period of 6 months as of April 2020. As a result of the postponement, Türkiye could not hold an Article IV meeting in 2020.

Türkiye’s 2021 Article IV regular consultations were held on January 11-25, 2021, including the follow-up discussions that ended on April 30, 2021, and were held in a virtual format due to the pandemic. On June 11, 2021, the staff report was published. The Article IV report underlined that the initial policy response to the pandemic—and subsequent sharp growth rebound—set Türkiye apart from its peers. The report noted that rapid monetary and credit expansion and large liquidity support meant that Türkiye was among the few countries to experience positive economic growth in 2020. However, the IMF also underlined that these policies also aggravated pre-existing economic and financial vulnerabilities.

For the ongoing 2021 FSAP Update of Türkiye, the IMF and World Bank staff mission began consultations with related authorities of Türkiye in September 2021. The first consultations were held in virtual format between September 20, 2021 and October 1, 2021. The second consultations were held in virtual format between January 31, 2022 and February 28, 2022. The IMF and World Bank staff mission made two separate visits to Türkiye within the scope of the 2021 FSAP Update of Türkiye and met with representatives from both the public and private sectors to examine the stability and soundness of the Turkish Financial System in detail. The first visit occurred between May 10, 2022 and May 16, 2022. The second visit occurred between June 15, 2022 and July 5, 2022. IMF and World Bank staff produced technical reports on relevant areas on the assessment in addition to the main reports, namely the Financial System Stability Assessment and Financial Sector Assessment Reports. On 14-26 October 2022, the IMF mission visited Türkiye to hold discussions for the 2022 Article IV regular consultation.

Türkiye is one of the founding members of the Islamic Development Bank. Islamic Development Bank Group (“IDBG”) has provided U.S.$12.13 billion in financing since its establishment. Türkiye has ranked fourth in terms of cumulative approvals among IDBG members. In 2022, IDBG provided financing for Ziraat Katılım Bank under Treasury guarantee in the amount of €92 million.

As one of the founding members, Türkiye became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Türkiye holds the Director position permanently representing Türkiye, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2021, EBRD has provided approximately €17 billion of financing for projects in Türkiye, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Türkiye was €1.6 billion in 2022. Türkiye has been one of the largest individual recipients on average between 2016-2022 at the EBRD. The EBRD leads Türkiye’s operations under a separate managing director in two resident offices in Istanbul and Ankara. In 2021, the EBRD provided financing for the the Ispartakule-Çerkezköy Railway Line Project with a €150 million loan.

Türkiye is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of May 31, 2023, Türkiye represents the greatest share (19.86%) of the bank’s active portfolio in terms of signings. Cumulatively, the BSTDB approved €1.5 billion financing for 52 projects in Türkiye. In 2018, BSTDB provided financing for the Development and Investment Bank of Türkiye (TKYB) under Treasury guarantee in the amount of €50 million.

Türkiye signed a total of approximately €500 million worth of various financing agreements with the European Investment Bank from 2017 to 2018. Türkiye has not secured any financing from the European Investment Bank since 2018.

Türkiye is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided a Public Sector Program Loan in the amount of €200 million for supporting the Turkish health system to cope with the spread and consequences of Covid-19 in 2020. In 2021, the CEB provided financing for the Marmaray Project in the amount of €150 million and for ISMEP in the amount of €100.0 million. In 2022, the CEB provided financing for Türk Eximbank under Treasury guarantee in the amount of €150 million.

In 2019, the Kreditanstalt für Wiederaufbau (“KfW”) provided on-lending financing in the amount of €58.6 million to the Development and Investment Bank of Türkiye for the “Municipal Infrastructure Investment Loan” and the “Solar Energy Project”.

In 2019, Türkiye signed a public sector program loan in the amount of €150 million with the French Development Agency (“AFD”), with the aim of supporting Türkiye’s ambitious program of afforestation and erosion control works. Additionally, Ilbank and AFD signed a €63 million agreement on December 6, 2021, under the guarantee of Treasury for the “Municipal Services Project II”.

Türkiye is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Türkiye assumed the Director position representing Türkiye, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB. Türkiye signed a total of U.S.$800 million, U.S.$200 million, U.S.$879 million and U.S.$689 million worth of financing agreements with the AIIB in 2018, 2019, 2020 and 2021 respectively. Through the financing provided between 2018 and 2019 the AIIB mainly supported the energy sector in Türkiye. In 2020 the AIIB provided financing (i) to alleviate liquidity constraints faced by Turkish companies as a result of the COVID-19 pandemic Project for TKYB and TSKB under Treasury guarantee in the amount of U.S.$500 million (ii) to ISMEP and (iii) to support the Government of Türkiye in strengthening its healthcare emergency response against the COVID-19 pandemic. In 2021 the AIIB provided financing for (i) COVID-19 Credit Line Project for (ii) Türk Eximbank under Treasury guarantee in the amount of U.S.$250 million, (iii) a Renewable Energy and Energy Efficiency Loan for TKYB under Treasury guarantee in the amount of U.S.$100 million and (iiii) the Ispartakule-Çerkezköy Railway Line Project with a €300 million loan. In 2022, AIIB provided a loan for the financing of COVID-19 Vaccines in the amount of €225,347,000 and provided financing for TSKB under Treasury guarantee in the amount of U.S.$200 million.

Türkiye has long lasting relations with Japan Bank for International Cooperation (JBIC). Türkiye has been providing loans from JBIC regarding energy and energy efficiency projects under Treasury guarantee for TKYB and TSKB since 2013. In 2021, JBIC provided financing for TKYB under Treasury guarantee in the amount of U.S.$170 million and in 2022, JBIC provided financing for TSKB under Treasury guarantee in the amount of U.S.$220 million.

KOSGEB and Ilbank have provided financing from Japan International Cooperation Agency (JICA) in 2021 under Treasury guarantee in the amount of U.S.$300 million and JPY 45 billion respectively.

TSKB has provided financing from China Development Bank (CDB) under Treasury guarantee in 2019 in the amount of U.S.$200 million and TKYB has provided financing from CDB under Treasury guarantee in 2021 in the amount of U.S.$200 million.

In addition to the above-mentioned railway projects, approximately €4.6 billion ECA financing has been provided for three railway projects in Türkiye in 2021:

•

First, an agreement for a €2.4 billion financing guaranteed by UK Export Finance and structured and coordinated by Credit Suisse and Standard Chartered for the Ankara-Izmir High Standard Railway Project.

•

Second, an agreement for a €1.24 billion facility provided by Standard Chartered Bank (SCB), Danish Export Credit Agency (EKF), and Swedish Export Credit Agency (EKN), financing extended through Swedish Export Credit Corporation (SEK) for the Bandırma – Bursa – Yenişehir – Osmaneli High-Standard Railway Project.

•	Third, an agreement for a €923 million financing provided by JP Morgan SE, UK Export Credit Agency (UKEF) for the Mersin-Adana-Gaziantep Railway Project.

Additionally, BOTAŞ provided €925 million from Deutsche Bank in 2022, €400 million from İşBank London Branch in 2021, U.S.$190 million from Garanti Bank Malta Branch and €175 million from ICBC- Macau Branch in 2019 and U.S.$177.5 from Kore Exim Bank in 2018. All of these financings has been provided under the Treasury guarantee. In addition to these commercial loans, BOTAŞ provided financing from EIB (U.S.$270 million) and AIIB (U.S.$600 million) in 2018 which are included in the above-mentioned total amounts of the related IFI. Furthermore, TÜRKSAT provided financing under Treasury guarantee in the amount of U.S.$324,990,571 from Credit Agricole Corporate and Investment Bank (CACIB) under the guarantee of UK Export Finance (UKEF). Türkiye Wealth Fund (TWF) provided syndicate loans under Treasury guarantee in 2019 in the amount of €1.5 billion from a consortium of banks led by Citibank, N.A., London Branch and ICBC Bank and in 2021 in the amount of €1.0 billion from a consortium of banks led by Citibank, N.A., London Branch and ICBC Bank.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2018, exports increased by 7.7% to U.S.$177.2 billion and imports decreased by 3.2% to U.S.$231.2 billion.

In 2019, exports increased by 2.1% to U.S.$180.8 billion and imports decreased by 5.0% to U.S.$210.3 billion.

In 2020, exports decreased by 6.2% to U.S.$ 169.6 billion and imports increased by 4.4% to U.S.$219.5 billion.

In 2021, exports increased by 32.8% to U.S.$225.2 billion and imports increased by 23.6% to U.S.$271.4 billion.

In 2022 ,export increased by 12.9% to U.S.$ 254.2 billion and imports increased by 34% to U.S.$ 363.7 billion.

The trade deficit and the current account deficit were U.S.$54.0 billion and U.S.$20.2 billion, respectively, in 2018. The current account balance recorded a surplus in 2019. The trade deficit and the current account surplus were U.S.$29.5 billion and U.S.$10.8 billion, respectively, in 2019. The trade deficit and current account deficit were U.S.$49.9 billion and U.S$31.9 billion, respectively, in 2020, and U.S.$46.2 billion and U.S.$7.2 billion, respectively, in 2021. The trade deficit and current account deficit were U.S $109.5 billion and U.S.$48.4 billion, respectively, in 2022.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2018, textiles and clothing products increased by 2.8% to U.S.$27.8 billion, and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 7.5% to U.S.$97.2 billion. In 2019, textiles and clothing products increased by 0.04% to U.S.$27.9 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 0.7% to U.S.$96.5 billion. In 2020, textiles and clothing products decreased by 4.17% to U.S.$26.7 billion, and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6% to US$90.8 billion. In 2021, textiles and clothing products increased by 25.1% to U.S.$33.4 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 32.5% to U.S.$120.3 billion. In 2022, textiles and clothing products increased by 1.9% to U.S.$34 billion, and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 7.8% to U.S.$126.8 billion.

Türkiye’s principal trading partners have traditionally been EU member countries. In 2018, EU member countries accounted for 43.7% of total exports and 33.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2018. In 2019, EU member countries accounted for 42.4% of total exports and 32.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2019. In 2020, EU member countries accounted for 41.3% of total exports and 33.4% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.4% of total exports in 2020. In 2021, EU member countries accounted for 41.3% of total exports and 31.5% of total imports. The largest total export market for Turkish products was Germany, which accounted for 8.6% of total exports in 2021. In 2012, EU member countries accounted for 40.5% of total exports and 25.6% of total imports. The largest total export market for Turkish products was Germany, which accounted for 8.3% of total exports in 2022.

The following table presents Türkiye’s total imports, exports and terms of trade for the years indicated:

Table 30

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2018	2019	2020	2021	2022
Exports f.o.b.(1)	177.2	180.8	169.6	225.2	254.2
Imports c.i.f. (2)	231.2	210.3	219.5	271.4	363.7
Consumption goods	25.4	21.2	24.1	24.9	30.5
Capital goods	30.1	26.1	31.8	35.9	40.5
Intermediate goods	174.8	162.5	163	210.1	292.4
Total Exports
Value	7.7	2.1	-6.2	32.8	12.9
Price	2.7	-4.2	-0.8	9.4	7.9
Volume(3)	4.9	6.5	-5.5	21.4	4.8
Total Imports(2)
Value	-3.2	-9.0	4.4	23.6	34.0
Price	6.7	-4.3	-4.9	25.4	23.9
Volume(3)	-9.3	-5.0	9.6	-1.4	8.2
Terms of Trade	-3.8	0.1	4.2	-12.7	-11.9

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Türkiye’s exports by sector of trade for the periods indicated:

Table 31

Exports (FOB)* by Sectors and Commodity

(in thousands of U.S. Dollars and percent changes)	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Total	177,168,756	180,832,722	169,637,755	225,214,458	254,170,940	102	94	133	113
Agriculture, forestry and fishing	5,846,649	5,588,545	5,956,937	7,156,041	7,767,815	96	107	120	109
Crop and animal production hunting and related service activities	5,337,306	5,052,063	5,383,757	6,479,332	7,088,212	95	107	120	109
Forestry and logging	23,616	19,165	17,878	24,864	23,183	81	93	139	93
Fishing and aquaculture	485,727	517,317	555,303	651,846	656,420	107	107	117	101
Mining and quarrying	3,393,751	3,200,270	2,932,245	4,059,717	4,619,987	94	92	138	114
Mining of coal and lignite	5,632	4,148	5,794	13,095	280,188	74	140	226	2,140
Extraction of crude petroleum and natural gas	166,144	224,936	93,124	78,335	226,519	135	41	84	289
Mining of metal ores	1,304,528	1,201,037	1,345,700	2,081,954	2,182,491	92	112	155	105
Other mining and quarrying	1,917,446	1,770,149	1,487,626	1,886,333	1,930,790	92	84	127	102
Manufacturing	167,064,019	171,218,582	159,952,829	212,809,018	240,378,826	102	93	133	113
Manufacture of food products	12,760,886	13,436,543	14,000,134	17,297,633	21,454,330	105	104	124	124
Manufacture of beverages	318,349	307,822	288,867	396,484	484,789	97	94	137	122
Manufacture of tobacco products	631,581	652,960	643,340	527,360	618,199	103	99	82	117
Manufacture of textiles	11,649,278	11,505,824	11,485,382	14,802,578	14,232,435	99	100	129	96
Manufacture of wearing apparel	16,198,603	16,353,673	15,212,441	18,598,046	19,809,755	101	93	122	107
Manufacture of leather and related products	1,406,393	1,463,872	1,181,750	1,645,909	1,962,890	104	81	139	119
Manufacture of wood and of prod. of wood and cork except furniture; manuf. of articles of straw and plaitiig materials	833,164	892,504	966,087	1,457,142	1,766,762	107	108	151	121
Manufacture of paper and paper products	2,419,939	2,540,816	2,484,286	2,925,339	3,834,727	105	98	118	131
Printing and reproduction of recorded media	38,612	20,167	19,366	31,524	31,878	52	96	163	101
Manufacture of coke and refined petroleum products	5,437,301	7,686,278	4,111,386	7,452,461	14,403,779	141	53	181	193
Manufacture of chemicals and chemical products	8,768,550	9,420,531	9,699,677	13,514,202	18,400,770	107	103	139	136
Manufacture of basic pharmaceutical products and pharmaceutical preparations	1,315,779	1,439,833	1,832,737	1,898,827	1,915,665	109	127	104	101

(in thousands of U.S. Dollars and percent changes)	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Manufacture of rubber and plastics products	7,846,137	7,981,718	8,047,190	10,373,909	11,251,944	102	101	129	108
Manufacture of other non metallic mineral products	4,199,046	4,747,192	5,140,084	6,373,126	7,452,097	113	108	124	117
Manufacture of basic metals	19,287,374	16,892,668	16,467,404	28,900,712	26,688,837	88	97	176	92
Manufacture of fabricated metal products except machinery and equipment	8,447,882	8,723,474	8,856,361	12,015,442	13,601,288	103	102	136	113
Manufacture of computer electronic and optical products	2,798,406	2,766,560	2,364,110	2,730,892	2,969,093	99	85	116	109
Manufacture of electrical equipment	11,108,883	11,304,696	11,291,951	14,657,111	16,063,268	102	100	130	110
Manufacture of machinery and equipment n.e.c.	10,333,000	11,155,544	10,599,147	13,565,421	15,804,112	108	95	128	117
Manufacture of motor vehicles trailers and semitrailers	29,836,008	28,655,915	23,696,048	26,770,696	28,047,917	96	83	113	105
Manufacture of other transport equipment	3,084,142	3,736,709	3,330,151	4,443,498	5,227,006	121	89	133	118
Manufacture of furniture	2,652,632	3,067,611	3,068,610	3,852,687	4,211,942	116	100	126	109
Other manufacturing	5,692,073	6,465,671	5,166,320	8,578,021	10,145,343	114	80	166	118
Electricity, gas, steam and air conditioning supply	99,678	104,451	81,810	248,374	293,276	105	78	304	118
Water supply; sewerage waste management and remediation activities	651,653	584,865	572,008	780,841	878,899	90	98	137	113
Water collection treatment and supply	46,102	47,020	38,472	41,848	49,164	102	82	109	117
Waste collection treatment and disposal activities; materials recovery	605,546	537,823	533,509	738,959	829,733	89	99	139	112
Information and communication	90,675	121,211	130,841	148,489	215,184	134	108	113	145
Publishing activities	81,675	116,487	128,110	142,641	204,488	143	110	111	143
Motion picture video and television program production sound	9,000	4,723	2,730	5,848	10,696	52	58	214	183
Professional scientific and technical activıties	578	681	144	173	280	118	21	120	162
Architectural and engineering activities; technical testing and analysis	401	521	134	139	260	130	26	104	187
Other professional scientific and technical activities	177	160	10	34	19	90	6	341	57

(in thousands of U.S. Dollars and percent changes)	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Arts entertainment and recreation	21,753	14,118	10,941	11,772	16,648	65	78	108	141
Creative arts and entertainment activities	21,492	12,388	10,710	11,599	16,280	58	86	108	140
Libraries archives museums and other cultural activities	261	1,730	231	173	368	664	13	75	213

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Türkiye’s exports by country for the periods indicated:

Table 32

(in thousands of U.S. dollars and percent share)	2018	2019	2020	2021	2022	2018	2019	2020	2021	2022
Total	177,168,756	180,832,722	169,637,755	225,217,776	254,170,940	100	100	100	100	100
A-European Union (EU 27)	77,429,205	76,726,198	70,019,688	93,053,908	103,049,869	43.7	42.4	41.3	41.3	40.5
B-Other countries	99,739,551	104,106,524	99,618,068	132,163,867	151,121,071	56.3	57.6	58.7	58.7	59.5
1-Other European Countries	23,921,002	24,445,348	24,406,435	31,465,949	36,629,541	13.5	13.5	14.4	14.0	14.4
2-North African Countries	9,915,077	10,828,878	9,224,060	13,336,382	14,110,009	5.6	6.0	5.4	5.9	5.6
3-Other African Countries	5,173,872	5,794,323	6,016,613	7,875,595	9,508,863	2.9	3.2	3.5	3.5	3.7
4-North American Countries	10,411,462	9,956,682	11,188,515	16,408,293	18,773,070	5.9	5.5	6.6	7.3	7.4
5-Central America and Caribbean	1,648,509	1,766,889	1,452,892	2,443,205	2,768,266	0.9	1.0	0.9	1.1	1.1
6-South American Countries	1,872,836	1,833,081	1,928,598	3,592,875	3,356,209	1.1	1.0	1.1	1.6	1.3
7-Near and Middle Eastern	32,402,888	35,009,090	31,333,151	38,354,597	44,981,691	18.3	19.4	18.5	17.0	17.7
8-Other Asian Countries	13,302,023	13,399,488	12,775,610	17,233,928	18,323,918	7.5	7.4	7.5	7.7	7.2
9-Australia and New Zealand	825,020	782,359	837,289	1,127,649	1,088,991	0.5	0.4	0.5	0.5	0.4
10-Other Countries	266,863	290,386	454,904	325,394	1,580,514	0.2	0.2	0.3	0.1	0.6
Selected country groups 1-OECD Countries	101,311,004	99,581,207	95,055,097	125,882,166	135,581,838	57.2	55.1	56.0	55.9	53.3
2- EFTA Countries	2,332,242	1,794,638	1,847,595	2,225,657	2,133,972	1.3	1.0	1.1	1.0	0.8
3-Organization of the Blacksea Economic Cooperation	19,390,352	20,446,305	20,301,135	27,699,939	35,706,705	10.9	11.3	12.0	12.3	14.0
4- Organization for Economic Cooperation	8,034,493	8,707,799	8,684,248	11,267,454	12,535,332	4.5	4.8	5.1	5.0	4.9
5-Commonwealth of Independent States	8,502,347	9,557,843	10,261,584	13,625,719	18,415,168	4.8	5.3	6.0	6.1	7.2
6-Turkish Republics	4,417,965	5,107,351	5,429,515	7,206,637	7,990,849	2.5	2.8	3.2	3.2	3.1
7-Organization of Islamic Cooperation	44,841,257	48,767,654	43,736,501	56,663,121	64,297,856	25.3	27.0	25.8	25.2	25.3
Germany	17,353,443	16,617,244	15,978,698	19,311,023	21,141,778	9.8	9.2	9.4	8.6	8.3
USA	9,072,756	8,970,658	10,182,966	14,720,364	16,885,325	5.1	5.0	6.0	6.5	6.6
Iraq	9,437,007	10,223,292	9,142,047	11,125,650	13,750,302	5.3	5.7	5.4	4.9	5.4
United Kingdom	11,473,927	11,278,615	11,235,582	13,703,695	13,004,785	6.5	6.2	6.6	6.1	5.1
Italy	10,047,453	9,753,018	8,082,560	11,473,021	12,386,041	5.7	5.4	4.8	5.1	4.9
Spain	8,121,096	8,138,744	6,683,488	9,619,642	9,654,434	4.6	4.5	3.9	4.3	3.8
France	7,655,340	7,945,607	7,195,168	9,111,137	9,534,623	4.3	4.4	4.2	4.0	3.8

(in thousands of U.S. dollars and percent share)	2018	2019	2020	2021	2022	2018	2019	2020	2021	2022
Russia	3,652,603	4,152,137	4,506,681	5,774,392	9,343,034	2.1	2.3	2.7	2.6	3.7
Netherlands	5,100,744	5,761,921	5,195,120	6,764,786	8,026,225	2.9	3.2	3.1	3.0	3.2
Israel	4,022,878	4,463,820	4,704,088	6,355,775	7,032,278	2.3	2.5	2.8	2.8	2.8
Romania	4,137,338	4,073,075	3,893,981	5,175,021	6,947,300	2.3	2.3	2.3	2.3	2.7
Poland	3,488,043	3,448,829	3,474,726	4,673,825	5,417,624	2.0	1.9	2.0	2.1	2.1
UAE	3,254,019	3,627,237	2,828,043	5,493,362	5,252,673	1.8	2.0	1.7	2.4	2.1
Belgium	4,152,550	3,396,193	3,634,672	4,899,300	4,778,506	2.3	1.9	2.1	2.2	1.9
Bulgaria	2,816,992	2,668,230	2,634,444	3,953,436	4,721,646	1.6	1.5	1.6	1.8	1.9
Egypt	3,214,750	3,508,791	3,136,160	4,513,693	4,556,656	1.8	1.9	1.8	2.0	1.8
Greece	2,323,001	2,245,318	1,799,836	3,118,900	3,302,681	1.3	1.2	1.1	1.4	1.3
China	3,078,644	2,726,078	2,865,866	3,662,748	3,281,335	1.7	1.5	1.7	1.6	1.3
Morocco	2,036,301	2,347,411	2,057,158	2,976,888	3,094,082	1.1	1.3	1.2	1.3	1.2
Iran	2,765,863	2,737,240	2,253,118	2,770,743	3,067,203	1.6	1.5	1.3	1.2	1.2
Others	61,045,714	62,749,264	58,153,355	76,017,060	88,992,409	34.5	34.7	34.3	33.8	35.0

(1)	Countries are ranked by 2021 figures.

Source: TURKSTAT

In 2018, the value of imports decreased to U.S.$231.2 billion, and EU share in Türkiye’s import was 33.3%. In 2019, the value of imports decreased to U.S.$210.3 billion, and EU share in Türkiye’s import was 32.3%. In 2020, the value of imports increased to U.S.$219.5 billion, and EU share in Türkiye’s import was 33.4%. In 2021, the value of imports increased to U.S.$271.4 billion, and EU share in Türkiye’s import was 31.5%. In 2022, the value of imports increased to U.S.$363.7 billion, and EU share in Türkiye’s import was 25.6%.

In 2018, of the main commodity groups, the share of intermediate goods in total imports was 75.6%, while the shares of capital goods and consumption goods in total imports were 13% and 11%, respectively. In 2019, of the main commodity groups, the share of intermediate goods in total imports was 77.3%, while the shares of capital goods and consumption goods in total imports were 12.4% and 10.1%, respectively. In 2020, of the main commodity groups, the share of intermediate goods in total imports was 74.2%, while the shares of capital goods and consumption goods in total imports were 14.4% and 10.9%, respectively. In 2021, of the main commodity groups, the share of intermediate goods in total imports was 77.4%, while the shares of capital goods and consumption goods in total imports were 13.2% and 9.2%, respectively. The following table presents the composition (by Broad Economic Classification) of Türkiye’s imports (other than non-monetary gold) by sector of trade for the periods indicated: In 2022, of the main commodity groups, the share of intermediate goods in total imports was 80.4% while the shares of capital goods and consumption goods in total imports were 11.1% and 8.4%, respectively.

Table 33

(in thousands of U.S. Dollars and percent changes)	2018	2019	2020	2021	2022	19/18	20/19	21/20	22/21
Total	231,152,483	210,345,203	219,516,807	271,425,540	363,710,111	-9.0	4.4	23.6	34.0
Capital goods	30,140,278	26,067,878	31,817,025	35,948,044	40,535,023	-13.5	22.1	13.0	12.8
Capital goods (except transportations vehicles)	26,600,123	22,377,933	26,984,428	31,376,580	34,994,960	-15.9	20.6	16.3	11.5
Transportation vehicles incidental to industry	3,540,154	3,689,946	4,832,597	4,571,464	5,540,063	4.2	31.0	-5.4	21.2
Intermediate goods	174,803,246	162,529,946	163,014,731	210,142,477	292,436,778	-7.0	0.3	28.9	39.2
Unprocessed materials incidental to industry	13,636,977	12,061,505	12,618,720	20,815,098	20,710,904	-11.6	4.6	65.0	-0.5
Processed materials incidental to industry	83,467,984	76,916,995	88,488,283	99,495,608	131,409,189	-7.8	15.0	12.4	32.1
Unprocessed fuels and oils	4,398,576	3,531,875	2,737,185	4,093,953	8,191,305	-19.7	-22.5	49.6	100.1
Parts of investment goods	12,899,243	11,354,054	11,935,191	14,818,166	16,156,213	-12.0	5.1	24.2	9.0
Parts of transportation vehicles	15,968,565	14,220,073	13,669,267	15,398,840	16,350,093	-10.9	-3.9	12.7	6.2
Unprocessed materials of food and beverages	5,250,793	5,507,640	5,729,894	6,569,197	7,720,067	4.9	4.0	14.6	17.5
Processed materials of food and beverages	1,784,782	1,821,403	2,298,526	3,263,596	4,940,129	2.1	26.2	42.0	51.4
Processed fuels and oils	14,484,907	10,534,408	7,510,496	12,407,377	22,130,086	-27.3	-28.7	65.2	78.4
Confidential data (1)	22,911,419	26,581,993	18,027,167	33,280,644	64,828,793	16.0	-32.2	84.6	94.8
Consumption goods	25,420,827	21,195,909	24,117,886	24,947,175	30,481,860	-16.6	13.8	3.4	22.2
Automobiles	6,161,773	3,535,235	7,926,952	6,728,062	7,976,621	-42.6	124.2	-15.1	18.6
Durable consumption goods	3,248,921	3,591,406	2,879,873	3,468,178	4,470,267	10.5	-19.8	20.4	28.9
Semidurable consumption goods	4,722,131	3,859,139	3,560,378	4,100,898	5,621,199	-18.3	-7.7	15.2	37.1
Nondurable consumption goods	5,402,602	5,227,823	4,940,492	5,284,032	5,580,621	-3.2	-5.5	7.0	5.6
Unprocessed of food and beverages	1,566,014	1,656,239	1,698,886	1,855,728	2,238,441	5.8	2.6	9.2	20.6
Processed of food and beverages	2,421,825	2,189,288	2,230,453	2,434,723	3,613,866	-9.6	1.9	9.2	48.4
Gasoline	1,248,136	762,762	386,728	302,174	362,086	-38.9	-49.3	-21.9	19.8
Transportation vehicles not incidental to industry	649,425	374,016	494,123	773,380	618,760	-42.4	32.1	56.5	-20.0
Others	788,132	551,470	567,165	387,844	256,450	-30.0	2.8	-31.6	-33.9
Other goods not elsewhere specified	788,132	551,470	567,165	387,844	256,450	-30.0	2.8	-31.6	-33.9

Source: TURKSTAT

(1)

Due to confidentiality requirements, the total value related to commodities combined in a Commodity Code under the same chapter was given in a different group as “confidential data” to prevent any missing value in main group total in classifications. The subgroup values in the mentioned commodities contain remained commodities’ values after subtracting values of confidential data.

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 34

(in thousands of U.S. Dollars and percent share)	2018	2019	2020	2021	2022	2018	2019	2020	2021	2022
Total	231,152,483	210,345,203	219,516,807	271,425,540	363,710,111	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 27)	77,051,249	67,913,047	73,337,528	85,383,157	93,286,724	33.3	32.3	33.4	31.5	25.6
B-Other countries	154,101,234	142,432,156	146,179,279	186,042,382	270,423,386	66.7	67.7	66.6	68.5	74.4
1-Other European Countries	38,042,952	36,934,693	35,754,498	44,757,743	87,506,195	16.5	17.6	16.3	16.5	24.1
2-North African Countries	4,685,547	4,009,992	4,757,326	5,417,703	6,099,116	2.0	1.9	2.2	2.0	1.7
3-Other African Countries	2,451,876	1,810,756	2,552,458	2,814,891	3,411,589	1.1	0.9	1.2	1.0	0.9
4-North American Countries	14,978,319	13,479,195	12,603,357	14,227,387	16,544,555	6.5	6.4	5.7	5.2	4.5
5-Central America and Caribbean	845,117	941,258	1,030,980	1,098,955	1,420,714	0.4	0.4	0.5	0.4	0.4
6-South American Countries	8,162,498	5,574,634	5,997,999	7,771,657	9,919,105	3.5	2.7	2.7	2.9	2.7
7-Near and Middle Eastern	18,923,721	16,088,786	20,275,717	16,125,837	21,345,586	8.2	7.6	9.2	5.9	5.9
8-Other Asian Countries	53,875,139	47,340,718	49,030,863	68,242,143	87,935,400	23.3	22.5	22.3	25.1	24.2
9-Australia and New Zealand	1,116,013	1,083,957	442,416	1,157,608	1,689,667	0.5	0.5	0.2	0.4	0.5
10-Other Countries	11,020,053	15,168,167	13,733,664	24,428,458	34,551,458	4.8	7.2	6.3	9.0	9.5
Selected country groups						0.0	0.0	0.0	0.0	0.0
1-OECD Countries	115,052,413	100,295,859	108,318,120	120,833,394	147,333,014	49.8	47.7	49.3	44.5	40.5
2- EFTA Countries	3,682,931	4,179,497	8,479,771	3,955,588	16,435,192	1.6	2.0	3.9	1.5	4.5
3-Organization of the Blacksea Economic Cooperation	34,075,764	33,881,585	28,044,303	43,741,732	74,179,429	14.7	16.1	12.8	16.1	20.4
4- Organization for Economic Cooperation	10,998,888	7,513,798	4,609,606	8,311,688	11,109,462	4.8	3.6	2.1	3.1	3.1
5-Commonwealth of Independent States	26,288,573	26,777,749	20,991,494	34,042,205	65,767,695	11.4	12.7	9.6	12.5	18.1
6-Turkish Republics	3,323,250	3,377,189	2,971,786	4,943,973	7,120,528	1.4	1.6	1.4	1.8	2.0
7-Organization of Islamic Cooperation	29,916,584	26,221,792	30,992,576	30,548,779	40,292,825	12.9	12.5	14.1	11.3	11.1
China	22,710,751	23,115,236	17,829,309	28,959,361	41,354,561	9.8	11.0	8.1	10.7	16.2
Russia	21,506,001	19,128,160	23,041,354	32,238,052	58,848,948	9.3	9.1	10.5	11.9	11.4
Germany	21,535,223	19,280,399	21,732,759	21,726,305	24,033,003	9.3	9.2	9.9	8.0	6.6
USA	2,884,349	3,374,800	7,770,804	3,054,869	15,335,897	1.2	1.6	3.5	1.1	4.2
Italy	12,995,754	11,847,373	11,524,951	13,147,623	15,228,081	5.6	5.6	5.3	4.8	4.2
India	10,791,919	9,349,593	9,199,617	11,562,694	14,082,252	4.7	4.4	4.2	4.3	3.9
France	7,524,705	6,635,217	4,830,115	7,936,146	10,697,077	3.3	3.2	2.2	2.9	2.9
South Korea	7,836,528	6,760,064	6,988,074	7,931,536	9,429,702	3.4	3.2	3.2	2.9	2.6
Spain	6,638,438	5,777,022	5,734,268	7,597,023	9,004,401	2.9	2.7	2.6	2.8	2.5
Belgium	5,682,750	4,446,113	5,039,428	6,311,611	7,004,012	2.5	2.1	2.3	2.3	1.9
United Kingdom	7,637,468	5,638,296	5,582,666	5,558,194	5,904,551	3.3	2.7	2.5	2.0	1.6
Ukraine	3,303,735	2,655,109	3,228,347	3,827,073	4,830,904	1.4	1.3	1.5	1.4	1.3
Netherlands	4,515,222	3,647,962	3,743,373	4,389,292	4,640,832	2.0	1.7	1.7	1.6	1.3
Japan	3,448,909	3,202,985	3,628,586	4,508,587	4,497,087	1.5	1.5	1.7	1.7	1.2
Brazil	3,810,185	4,388,996	5,603,801	2,442,660	4,470,951	1.6	2.1	2.6	0.9	1.2
Poland	2,753,654	2,725,419	2,590,375	4,524,675	4,455,394	1.2	1.3	1.2	1.7	1.2
Saudi Arabia	3,646,331	3,229,280	3,716,088	5,628,385	4,420,585	1.6	1.5	1.7	2.1	1.2
Romania	3,229,871	2,603,243	3,005,108	3,635,826	4,294,370	1.4	1.2	1.4	1.3	1.2
Malaysia	2,251,571	1,847,831	1,989,963	3,098,059	4,288,714	1.0	0.9	0.9	1.1	1.2
Switzerland	2,512,786	2,005,217	1,719,668	3,456,314	4,152,071	1.1	1.0	0.8	1.3	1.1
Others	73,936,334	68,686,887	71,018,153	89,891,268	112,736,693	32.0	32.7	32.4	33.1	31.0

(1)	Countries are ranked by 2021 figures.

Sources: TURKSTAT Presidency of Strategy and Budget

In 2018, Türkiye’s net international reserves were approximately U.S.$130.4 billion. In 2018, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.9 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.4 billion. In 2018, net portfolio outflow from Türkiye was U.S.$0.9 billion.

In 2019, Türkiye’s net international reserves were approximately U.S.$144.9 billion. In 2019, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.6 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.2 billion. In 2019, net portfolio outflow from Türkiye was U.S.$2.7 billion.

In 2020, Türkiye’s net international reserves were approximately U.S.$127.7 billion. In 2020, gross foreign exchange reserves of the Central Bank were approximately U.S.$50 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$34.4 billion. In 2020, net portfolio outflow from Türkiye was U.S.$9.6 billion.

In 2021, Türkiye’s net international reserves were approximately U.S.$156.7 billion. In 2021, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.7 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$45.5 billion. In 2020, net portfolio inflow to Türkiye was U.S.$0.8 billion.

In 2022, Türkiye’s net international reserves were approximately U.S.$166.4 billion. In 2022, gross foreign exchange reserves of the Central Bank were approximately U.S.$82.9 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.7 billion. In 2022, net portfolio inflow to Türkiye was U.S.$13.5 billion.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Türkiye’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2018, Türkiye’s travel revenues increased by 12.9% to U.S.$25.9 billion. In addition, earnings from primary income were U.S.$11.1 billion in 2018, compared to U.S.$10.7 billion in 2017.

Türkiye’s receipts from all services amounted to approximately U.S.$59.3 billion in 2018, which represented an increase of 9.9% from 2017. Secondary income amounted to U.S.$0.8 billion in 2018. On the other hand, the debit for all services and income account amounted to approximately U.S.$45,6 billion ($17.2 billion from primary income) in 2018, representing an increase of 6.6% (an increase of 9.7% for primary income) from 2017.

In 2019, Türkiye’s travel revenues increased by 32.3% to U.S.$34.3 billion. In addition, earnings from primary income were U.S.$11.8 billion in 2019, compared to U.S.$11.1 billion in 2018.

Türkiye’s receipts from all services amounted to approximately U.S.$67.2 billion in 2019, which represented an increase of 13.3% from 2018. Secondary income amounted to U.S.$0.9 billion in 2019. On the other hand, the debit for all services and income account amounted to approximately U.S.$46.8 billion ($18.2 billion from primary income) in 2019, representing an increase of 2.6% (an increase of 5.6% for primary income) from 2018.

In 2020, Türkiye’s travel revenues decreased by 61.1% to U.S.$13.3 billion. In addition, earnings from primary income were U.S.$8.7 billion in 2020, compared to U.S.$11.8 billion in 2019.

Türkiye’s receipts from all services amounted to approximately U.S.$38.2billion in 2020, which represented a decrease of 43.1% from 2019. Secondary income amounted to U.S.$0.2 billion in 2020. On the other hand, the debit for all services and income account amounted to approximately U.S.$38.7 billion ($14.8 billion from primary income) in 2020, representing a decrease of 17.4% (a decrease of 18.6% for primary income) from 2019.

In 2021, Türkiye’s travel revenues increased by 99.8% to U.S.$26.6 billion. In addition, earnings from primary income were U.S.$10.7 billion in 2021, compared to U.S.$8.7 billion in 2020.

Türkiye’s receipts from all services amounted to approximately U.S.$61.4 billion in 2021, which represented a decrease of 60.6% from 2020. Secondary income amounted to U.S.$1.0 billion in 2021. On the other hand, the debit for all services and income account amounted to approximately U.S.$47 billion ($17.4 billion from primary income) in 2021, representing an increase of 21.5% (an increase of 17.7% for primary income) from 2020.

In 2022, Türkiye’s travel revenues increased by 55.3% to U.S.$41.4 billion. In addition, earnings from primary income were U.S.$8.6 billion in 2022, compared to U.S.$10.7 billion in 2021.

Türkiye’s receipts from all services amounted to approximately U.S.$90.5 billion in 2022, which represented an increase of 47.3% from 2021. Secondary income amounted to U.S.$-0.4billion in 2012. On the other hand, the debit for all services and income account amounted to approximately U.S.$57.4 billion ($17 billion from primary income) in 2022, representing an increase of 22% (a decrease of 3.2% for primary income) from 2016.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Türkiye for the periods indicated:

Table 35

in millions of U.S. Dollars	2018	2019	2020	2021	2022
CURRENT ACCOUNT	-20,151	10,796	-31,888	-7,232	-48,405
Trade Balance	-40,726	-16,781	-37,874	-29,313	-89,519
Goods Exports	178,909	182,200	168,378	224,686	253,380
Goods Imports	219,635	198,981	206,252	253,999	342,899
Services	30,888	38,560	14,359	31,812	50,069
Credit	59,341	67,217	38,243	61,408	90,479
Debit	28,453	28,657	23,884	29,596	40,410
Primary Income	-11,075	-11,846	-8,568	-10,679	-8,584
Secondary Income	762	863	195	948	-371
CAPITAL ACCOUNT	80	34	-36	-64	-35
FINANCIAL ACCOUNT	1,248	5,151	-39,432	-5,652	-23,087
Direct Investment (net)	-8,845	-6,577	-4,456	-6,874	-8,412
Portfolio Investment (net)	916	2,763	9,556	-751	13,528
Other Investment (net)	19,554	2,641	-12,670	-21,357	-40,514
Reserve Assets	-10,377	6,324	-31,862	23,330	12,311
NET ERRORS AND OMISSIONS	21,319	-5,679	-7,508	1,644	25,353

Source: CBRT

CURRENT ACCOUNT

There was rapid improvement in the current account balance in 2018 due to the rebalancing of the economy. External demand maintained its relative strength while economic activity displayed a slow pace. The rapid decline in imports due to the slowdown in the economic activity was coupled with robust exports of goods and strong tourism revenue. As a result, the trade balance posted a deficit of U.S.$40.7 billion in 2018 down from a deficit of U.S.$58.6 billion in the previous year. In 2018, total goods imported (c.i.f.), including gold imports, decreased by 3.2% to approximately U.S.$231.2 billion, as compared to U.S.$238.7 billion in 2017. In 2018, the import of capital goods decreased by 9.8% as compared to 2017; the import of intermediate goods such as partly finished goods and raw materials increased by 0.6%; and the import of consumption goods decreased by 17.5%. In 2018, total goods exported (f.o.b.), increased by 7.7% to U.S.$177.2 billion, as compared to U.S.$164.5 billion in 2017. As a result, the current account deficit of Türkiye decreased by U.S.$19.8 billion to U.S.$20.2 billion in 2018.

In 2019, the current account balance posted a surplus of U.S.$10.8 billion (1.4% of GDP) for the first time since 2002, thanks to the moderate course of domestic demand and the competitiveness gains from the real depreciation of Turkish Lira. The annualized current account balance turned to positive in May and maintained a surplus in the rest of the year. Although the growth of goods exports is negatively affected by the weakening economic activity and various quota practices in the European Union, our largest export market, competitiveness gains from exchange rate depreciation and market-product diversification allowed the exports to increase in both U.S.

dollars and real terms. Because economic activity followed a mild recovery and the real exchange rate remained at low levels in 2019, the imports of goods fell by a considerable amount, and the goods trade deficit hovered below its historical average. On the back of the increasing travel revenues, services trade surplus rose from U.S.$30.9 billion to U.S.$38.6 billion and contributed substantially to the improvement in the current account balance.

In 2020, the course of the current account was mainly determined by the pandemic-related developments. The adverse impacts of the pandemic on the domestic and global economy started to become more evident as of mid-March and intensified in April with mobility restrictions. Accordingly, exports declined sharply, and tourism revenues came to a halt in the second quarter, leading to a rapid deterioration in the current account balance. The fall in commodity prices mitigated the deterioration to some extent. Despite the rapid recovery in exports of goods in the succeeding period, the boosting effect of the strong credit growth on imports and the increased gold demand of residents played a role in relatively high current account deficit in the second half of the year. In the meantime, as tourism and transport revenues were interrupted by the pandemic, the positive contribution of the balance of services to the current account balance fell to as low as U.S.$14.4 billion. Against this background, the current account yielded a deficit of U.S.$31.9 billion in 2020. Excluding gold, the current account deficit was around U.S.$9.5 billion, which is a much lower level than its historical average.

The current account deficit decreased from U.S.$31.9 billion to U.S.$7.2 billion by U.S.$24.7 billion in 2021 with gold imports declining sharply, goods exports showing remarkable strength, and tourism and transportation revenues recovering rapidly. The easing of travel restrictions both domestically and globally, along with the strong momentum in vaccination efforts, played a significant role in the improvement in current account balance. Goods exports exhibited unprecedented growth in both nominal and quantity terms due to buoyant demand from Türkiye’s main trading partners, whereas the rise in imports resulted from price increases. As a result of the these factors, there was a rapid and evident re-balancing of the goods trade in terms of volume. In the meantime, the energy trade deficit widened as a result of rising oil prices, but this rise was more than offset by swiftly falling gold imports. The complete or partial removal of trade restrictions and the success of vaccination efforts led to an influx of foreign visitors, which substantially increased tourism and transportation revenues as well as services trade surplus.

In 2022, the current account deficit widened significantly to U.S.$48.4 billion, owing mainly to the marked increase in global commodity prices, energy in particular, and the strong course of gold imports. In the first half of the year, exports were robust due to the strong course in external demand and the flexibility of exporters to diversify markets, while imports assumed a rapid upward trend due to the rise in energy, oil and natural gas in particular, and other commodity prices driven by increased geopolitical risks. The global increase in inflation and tighter monetary policies led to a slowdown in global growth, which placed a downward pressure on exports, and the fall in the euro-dollar parity also caused export revenues from European countries, Türkiye’s largest trade partner, to decrease. Against this background, exports decelerated as of the third quarter of the year, and imports remained strong due to the momentum in gold imports. The foreign trade balance excluding gold and energy continued to contribute positively to the current account balance, while the positive contribution of services items increased significantly compared to the previous year. On the financing front, direct investments continued predominantly through property purchases of non-residents, and portfolio investments saw capital outflows, whereas capital inflows were recorded largely through the increase in non-residents’ deposits. As in 2021, the banking sector was the net payer of long-term loans, while debt rollover ratios of companies increased strongly and contributed to the financing of the current account deficit.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	Right to resort to International Dispute Settlement

Türkiye has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

•	Agreements to protect and promote investment which have been signed with 112 countries, 89 of which are currently in force,

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

•	The International Center for Settlement of Disputes (ICSID) Convention,

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Türkiye amounted to U.S.$8.4 billion in 2022.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 36

Foreign Direct Investment (in millions of U.S. Dollars)

Foreign Direct Investment (in millions of U.S. Dollars) Year	Inflows	Equity Capital Liquidation Outflows	Net	Other Capital (Intra- Company Loans) Net	Real Estate Net	Total (Net Incurrence of Liabilities) Net
2018	6,699	470	6,229	306	5,915	12,450
2019	5,881	369	5,512	-942	4,979	9,549
2020	5,791	1.390	4,401	-655	3,954	7,700
2021	7,098	225	6,873	818	5,634	13,325
2022	6,759	582	6,177	889	6,273	13,339

Investments in the services sector accounted for 70% of total FDI for 2022, while manufacturing accounted for 24% of total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table 37

Foreign Direct Investment (Equity Capital) by Sector

(Sector in millions of US Dollars)	2018	2019	2020	2021	2022
Agriculture, Forestry and Fishing	34	23	17	148	107
Mining and Quarrying	81	83	128	65	185
Manufacturing	1,934	1,933	1,010	1,655	1,559
Electricity, Gas, Steam and Air-conditioning Supply	687	89	49	129	360
Water Supply; Sewerage, Waste Management and Remediation	4	1	1	1	0
Construction	215	452	56	42	57
Wholesale and Retail Trade	1,125	892	804	3,392	1,604
Transportation and Storage	629	274	576	216	80
Accommodation and Food Service Activities	271	117	77	115	331
Information and Communication Services	208	581	1,362	677	246

(Sector in millions of US Dollars)	2018	2019	2020	2021	2022
Financial and Insurance Activities	1,154	900	1,400	177	1,794
Real Estate Activities	60	229	64	26	44
Professional, Scientific and Technical Activities	60	74	45	59	24
Administrative and Support Service Activities	19	83	4	36	155
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	0	0	6	0	8
Human Health and Social Work Activities	103	98	78	195	86
Arts, Entertainment and Recreation	20	2	17	6	2
Other Service Activities	93	50	97	159	117
Activities of Extra-Territorial Organizations and Bodies	1	0	0	0	0
Activities of International Organizations and Representatives	1	0	0	0	0
TOTAL	6,699	5,881	5,791	7,098	6,759

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$12.5 billion in 2018. In 2019, FDI inflows to Türkiye slowed down to U.S.$9.5 billion, decreasing by 23% annually. In 2020, FDI inflows to Türkiye contracted further by 19% to U.S.$7.7 billion due to the pandemic. In 2021, in line with the global trends, annual FDI inflows recovered sharply by 73% after back to back contraction in 2019 and 2020 and reached U.S.$13.3 billion. In 2022 FDI inflows remained steady at U.S.$13.3 billion. FDI inflows to Türkiye from EU member states continue to maintain a dominant share of all FDI inflows to the country. The share of FDI inflows to Türkiye from EU countries was 65% in 2022, while Europe as a whole accounted for 75% with notable contributions from the Spain, the Netherlands and Switzerland. Asian countries were also remained as an important investor region with 21% share in total inflows in 2022.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 38

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2018	2019	2020	2021	2022
EUROPE	4,326	3,617	3,760	4,244	5,721
Austria	465	75	57	94	193
France	313	158	168	127	174
Germany	298	467	287	479	697
Greece	8	3	4	0	0
Italy	523	94	977	40	230
Luxembourg	350	135	425	368	295
Netherlands	855	1,169	598	749	863
Spain	224	215	87	58	1,592
United Kingdom	445	874	474	1,392	401
Other EU Countries	444	135	405	410	504
EFTA Countries	391	264	277	523	738
OTHER EUROPEAN COUNTRIES	10	28	1	4	34
AFRICA	24	31	18	2	1
AMERICA	471	441	816	1,235	257
NORTH AMERICA	435	346	816	1,221	257
USA	435	340	813	1,180	257
Canada	0	6	3	41	0
CENTRAL AMERICA	36	95	0	14	0
SOUTH AMERICA	0	0	0	0	0
ASIA	1,837	1,789	1,197	1,617	772
NEAR AND MIDDLE EAST COUNTRIES	982	1,328	754	791	358
OTHER ASIAN COUNTRIES	855	461	443	826	414
AUSTRALIA	41	3	0	0	8
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	6,699	5,881	5,791	7,098	6,759

Source: CBRT

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Türkiye built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Türkiye.

YOIKK aims to rationalize the regulations on investments in Türkiye, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period. YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

With its ad-hoc working groups on various investment climate related topics, YOIKK continues working on annual action items comprised of flexible and sustainable policy options based on comprehensive consultations and feedback from its private sector stakeholders. As of 2023, YOIKK Platform has an action plan based on four different themes: climate change and green transformation, digital transformation, employment, and global competitiveness. The agenda setting process is a dynamic one that takes place throughout the year; YOIKK members, both public and private sector representatives, can raise new issues and formulate them into actionable policy recommendation themes.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Presidential Decrees and implementing communiqués. Türkiye’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investment clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, priority investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

Additionally, the Project Based Incentive Scheme was enacted by Law No. 6745, published on the Official Gazette dated September 7th, 2016. The related Decree No: 2016/9495 was published on November 26th, 2016. The Decree aims to determine the procedures and principles of supporting investments which can meet the current and future needs of the Republic, ensure supply security, reduce external supply dependency, provide technological transformation and projects possessing high R&D intensity/high added value, on a project basis and in line with the targets envisaged in Development Plans and Annual Programs. In the appraisal process, applications for certain investment areas designated within the context and purpose of system, with a minimum fixed investment amount of TL 1 billion (TL 50 million for Technology Focused Industry Movement projects), will be collected through invitations or announcements issued by the Ministry of Industry and Technology. Projects deemed appropriate by the Ministry of Industry and Technology will be submitted to the Presidency by the Ministry of Industry and Technology in order to identify applicable support measures and their rates, durations and amounts, the anticipated investment period, the rights and obligations of the investors and the responsibilities of the other supporting government institutions. A Presidential Decision (Support Decision) will be issued for each Project that is selected to be supported. In order for investments to benefit from the support elements, an incentive certificate will be issued by the Ministry of Industry and Technology pursuant to the promulgation of Support Decision.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Türkiye becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produce in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Türkiye and to those whose office, legal or business center is located abroad, provided that the goods subject to these services shall not enter Türkiye in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes, as applicable. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied to the wages of personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be foregone by deducting the tax that is accrued on the final tax return. The Presidential Cabinet has the authority to reduce this rate to 50% and to increase it to its statutory level. The Presidential Cabinet may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been selected to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected when due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

A new provision enacted under Additional Article 4 of Law No. 3218 (Law No. 7341, Article 7, Official Gazette No. 31651 and dated November 6, 2021) provides that, upon effectiveness of the provision, “for the free zones that are to be operational for the first time pursuant to the interim article 2, the earnings of the free zone operator companies obtained from the activities related to the free zone operations, excluding the earnings obtained from companies that engaged solely in purchasing-selling or warehouse operating activities, are exempted from income or corporate tax for a period not more than 30 years and limited by the period of the first operating license given by the Ministry of Trade. This exemption does not cover the gains obtained exclusively from users holding purchasing-selling or warehouse operation licenses, and tax deductions to be made pursuant to the Income Tax Law No. 193 dated 31/12/1960 and the Corporate Tax Law No. 5520 dated 13/6/2006. The Ministry of Treasury and Finance is authorized to determine the procedures and principles regarding the implementation of this article.”

FINANCIAL ACCOUNT

In 2018, capital inflows demonstrated a significant decrease to U.S.$1.2 billion. Net foreign direct investment was U.S.$8.8 billion. The portfolio investments registered U.S.$0.9 billion outflow in this period. With respect to its sub-items, while the general government issued bonds amounting to U.S.$3.0 billion, the banking sector has realized a total net repayment of U.S.$0.6 billion. The banking sector was a net repayer of U.S.$8.8 billion in long-term debt while the other sectors was a net-borrower of U.S.$6.5 billion. The official reserve assets decreased by U.S.$10.4 billion, while the reserves of the banking sector increased by U.S.$4.0 billion in 2018. In 2018, the net errors and omissions item showed an inflow, which amounted to U.S.$21.3 billion.

In 2019, capital outflows recorded U.S.$5.1 billion. Net foreign direct investment was U.S.$6.6 billion. The portfolio investments registered U.S.$2.8 billion outflow. Regarding the sub-items, while banks realized net repayments of U.S.$0.8 billion, general government and other sectors issued bonds amounting to U.S.$3.6 billion and U.S.$0.4 billion, respectively. The banking sector and other sectors were net repayers of U.S.$8.1 billion and U.S.$3.4 billion, respectively in long-term loans. The official reserve assets increased by U.S.$6.3 billion, and the reserves of the banking sector increased by U.S.$3.6 billion. The net errors and omissions item showed an outflow of U.S.$5.7 billion.

In 2020, net foreign direct investment recorded U.S.$4.5 billion inflow, while portfolio investment registered U.S.$9.6 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$6.4 billion and U.S.$4.3 billion observed respectively in non-residents’ holdings of domestic government bonds and equity securities, in contrast to net purchases of U.S.$4.6 billion observed in government’s eurobond issuances. For the long-term loans, banks and other sectors were both net repayers of U.S.$5.0 billion and U.S.$4.4 billion, respectively. For the short-term loans, banks and other sectors borrowed U.S.$3.2 billion and U.S.$0.2 billion, respectively, on net basis. The official reserve assets recorded net outflow of U.S.$31.9 billion, and the reserves of the banks showed net outflow of U.S.$2.6 billion. Consequently, the net errors and omissions item recorded U.S.$7.5 billion outflow.

In 2021, under foreign direct investment, residents’ external assets registered an increase of U.S.$6.4 billion, while the corresponding liabilities increased by U.S.$13.3 billion, resulting in a net inflow of U.S.$6.9 billion on net basis. Portfolio investment registered a net inflow of U.S.$0.8 billion, stemming from the increase in non-residents’ liabilities by U.S.$3.0 billion, in contrast to residents’ purchases of U.S.$2.3 billion in external assets. With respect to other investment, the banking sector was a net repayer of U.S.$2.3 billion and U.S.$1.5 billion for short- and long-term loans, respectively. On the other hand, other sectors borrowed U.S.$6.5 billion on net basis, mostly in long-term loans. The official reserve assets of the CBRT and the foreign currency reserves of domestic banks yielded inflows of U.S.$23.3 billion and U.S.$5.2 billion, respectively.

In 2022, net foreign direct investment recorded U.S.$8.4 billion inflow, while portfolio investment registered U.S.$13.5 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$5.0 billion and U.S.$4.0 billion observed respectively in non-residents’ holdings of debt securities and equity securities, in contrast to net purchases of U.S.$5.0 billion observed in government’s eurobond issuances. With respect to other investment, non-residents’ currency and deposit holdings within the CBRT and other domestic banks increased by U.S.$7.3 billion and U.S.$22.1 billion, respectively, on net basis. For the long-term loans, banks were net repayers of U.S.$5.7 billion, while other sectors borrowed U.S.$7.6 billion. For the short-term loans, banks and other sectors borrowed U.S.$11 million and U.S.$0.5 billion, respectively, on net basis. The official reserve assets recorded net inflow of U.S.$12.3 billion, and the reserves of the banks showed net outflow of U.S.$4.8 billion. Consequently, the net errors and omissions item recorded U.S.$25.4 billion inflow.

INTERNATIONAL RESERVES

Total international reserves which originated from foreign currency reserves of the CBRT and commercial banks were U.S.$130.4 billion in 2018. In 2019, total international reserves increased by U.S.$14.4 billion reaching to U.S.$144.9 billion. In 2020, total international reserves decreased to U.S.$128.0 billion. In 2021, total international reserves increased by U.S.$28.7 billion to U.S.$156.7 billion. In 2022, total international reserves increased by U.S.$9.7 billion and reached U.S.$166.4 billion due to an increase in the CBRT’s foreign exchange and gold reserves despite a decrease in banks’ correspondence accounts and foreign banknotes.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for exports and FX earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the prevailing exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the CBRT’s international reserves in 2018.

During the course of 2019, several technical adjustments in export rediscount credits were made, but the limits, extension and repayment procedures remained unchanged. In 2019, export rediscount credits added U.S.$22.7 billion to the CBRT’s international reserves.

In March 2020, in order to contain possible adverse effects of the global uncertainty caused by the COVID-19 pandemic, the CBRT introduced the following measures regarding rediscount credits to mitigate the likely adverse impacts of recent global economic uncertainties and adversities in international trade on real sector firms:

•

The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. As a result, U.S.$3.9 billion worth of rediscount credit repayments were postponed for up to 3 months.

•

An additional 12 months export commitment fulfillment time was offered for the rediscount credits whose export commitment had not been fulfilled yet and for the rediscount credits to be used from March 18, 2020 to June 30, 2020.

•

Effective from March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

To facilitate goods and services exporting firms’ access to finance and support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services with a maximum maturity of 360 days were temporarily extended. The total limit for Turkish Lira rediscount credits was initially TL 60 billion and later, in June 2020, revised to TL 40 billion. The interest rate for these credits would initially be 150 basis points lower than the one-week repo rate, i.e., the CBRT’s policy rate. Starting from October 2021, rediscount credit procedures have been amended in order to reduce FX risk of firms and to prioritize SMEs. Interest rate of the Turkish lira credits with a 360 days maturity was set to the CBRT policy rate.

The following table presents the level of international reserves at the end of the years indicated:

Table 39

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2018	72.90	20.13	93.03	37.41	130.43
2019	78.61	27.09	105.70	39.16	144.86
2020	50.04	43.55	93.59	34.43	128.02
2021	72.69	38.49	111.18	45.51	156.69
2022	82.89	45.85	128.74	37.68	166.41

Source: CBRT

Bilateral Currency Swap Agreements

On November 25, 2019, to facilitate bilateral trade in their respective local currencies and to support the financial stability of the two countries, a swap amendment agreement was signed on August 17, 2018 between the CBRT and the Qatar Central Bank (the “QCB”). The overall limit under the swap facility has been increased to U.S.$5 billion equivalent of Turkish Lira and Qatari riyal. On May 20, 2020, the swap agreement was amended. With the swap amendment agreement, the overall limit has been increased from U.S.$.5 billion equivalent of Turkish Lira and Qatari Riyal to U.S.$15 billion equivalent of Turkish Lira and Qatari riyal.

On June 15, 2021, the bilateral currency swap agreement, which was signed on May 30, 2019 between the CBRT and People’s Bank of China has been increased by TL 35.1 billion and 23 billion Chinese Yuan, reaching a total of TL 46 billion and 35 billion Chinese yuan.

On August 12, 2021, the CBRT and the Bank of Korea entered into a Turkish Lira-Korean Won bilateral swap agreement, up to TL 17.5 billion or KRW 2.3 trillion.

On January 19, 2022, the CBRT and the Central Bank of the United Arab Emirates announced the establishment of a bilateral currency swap agreement between the TL and the UAE Dirham. The nominal size of this swap agreement is mutually TL 64 billion and AED 18 billion.

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the CBRT (No. 1715) was enacted on June 11, 1930. The CBRT was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new CBRT Law No. 1211 was enacted. The goal of the new CBRT Law was to redefine the authorities and responsibilities of the CBRT and to enrich the monetary policy tools of the CBRT so as to enable the CBRT to play a more active and efficient role in the economy.

The CBRT has the exclusive right to issue bank notes in Türkiye. As the sole regulator of the volume and circulation of the national currency, the CBRT controls the monetary supply through open market operations and by setting reserve requirements. The CBRT’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The CBRT also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. The CBRT manages the official gold and foreign exchange reserves. The CBRT holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish government in meeting its FX- denominated domestic and foreign debt obligations, maintaining FX liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The CBRT’s foreign currency reserves consist primarily of U.S. Dollar and euro-denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the CBRT oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The CBRT also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The CBRT performs the traditional functions of a central bank, Iding the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability, support growth and employment policies of the government provided that it shall not conflict with the objective of maintaining price stability and advising the government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the CBRT Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the CBRT.

On January 31, 2004, the Law on the Currency Unit of Türkiye (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as “New Turkish Lira” or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the new Turkish Lira is: 1,000,000 TL=1 YTL. The sub-unit of the new Turkish lira is “New Kurus” or YKr; 1 YTL is equal to 100 YKr. Turkish Lira and new Turkish Lira banknotes and coins have been in physical circulation since January 2005, and on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

The primary objective of the CBRT is to achieve and maintain price stability. The CBRT formulates monetary policy to bring inflation to the target gradually in a manner to create a foundation for sustainable price stability. The CBRT will also continue to work to safeguard financial stability, which is a supporting factor for price stability. The end-year inflation targets are set jointly with the government and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the CPI. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. An “Open Letter” is submitted to the government if inflation falls outside the uncertainty band at the end of the year. The implementation of the floating exchange rate regime continues, and exchange rates are determined by supply and demand factors balancing under healthy free market conditions. For effective monetary policy and financial stability, the CBRT aims to strengthen its international reserves.

In 2022, the CBRT’s monetary policy stance is determined by taking into account the evaluations on the source and permanence of risks, as well as the extent to which they can be contained by monetary policy, with a focus on achieving the sustainable price stability target and in a cautious manner. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the CPI. As announced in “Monetary Policy and Liraization Strategy for 2023”, the inflation target has been kept at 5% as per the agreement reached with the government, and the uncertainty band around the inflation target has been kept at 2 percentage points in both directions as in previous years.

MONETARY POLICY AND INFLATION

In 2018, the CBRT simplified the operational context of its monetary policy mechanism with a press release on May 28, 2018 to enhance the predictability of the monetary policy and to reinforce the transmission mechanism. Accordingly, the one-week repo auction rate became the CBRT’s policy rate. Given the pricing behavior coupled with the risks relating to inflation prospects, the CBRT delivered a strong monetary tightening in September to keep inflation and inflation expectations under control, and raised the policy rate to 24%. Monetary measures and coordinated actions in economic policy allowed the pricing behavior to normalize in the last quarter of 2018, while the inflation outlook improved gradually. In addition, actions were taken to enhance the efficient functioning of the markets considering the exchange rate volatility and unhealthy price formations and also to improve the transmission mechanism.

In 2019, the CBRT made monetary policy decisions taking into account the indicators for the underlying trend of inflation and determined the extent of monetary tightness in a way to ensure the continuation of the disinflation process. In the first half of 2019, the CBRT kept the one-week repo rate constant at 24% and introduced a series of decisions regarding liquidity management. The decline in the cumulative exchange rate effects and the mild course of domestic demand led to a marked improvement in inflation dynamics. In the second half of the year, considering the improvement in the inflation outlook, the CBRT reduced the policy rate to 12% via successive rate cuts in July, September, October, and December. To ensure effective functioning of markets and the transmission mechanism in the face of volatility and unhealthy price formation in financial markets, the CBRT expanded its set of instruments. The CBRT also effectively used macroprudential tools such as reserve requirements for financial stability purposes.

The CBRT continued to deliver policy rate cuts during March-May of 2020 in order to limit the economic and financial impact of the pandemic. In addition, the CBRT implemented a comprehensive set of measures within the framework of liquidity management. Moreover, the CBRT lowered foreign currency reserve requirement ratios for banks meeting specific credit conditions. Assessing that the supply-side constraints, which emerged shortly after the adoption of COVID-19 measures, would gradually disappear and disinflationary effects would become more pronounced in the second half of the year, the CBRT kept its policy rate constant in June and July. However, assessing that uncertainties regarding the course of domestic and external demand conditions remained significant due to the progress of the pandemic, the CBRT decided to keep the policy rate unchanged and continued to maintain liquidity measures in August. Coordinated tightening steps had been taken in pandemic-related policies starting from early August. In September, the CBRT assessed that the tightening steps taken since August should be strengthened in order to contain inflation expectations and limit the risks to the inflation outlook, and accordingly the policy rate was raised by 200 basis points. In November, in order to eliminate risks to the inflation outlook, to contain inflation expectations and rapidly restore the disinflation process, the CBRT hiked its policy rate from 10.25% to 15% and decided to provide all short-term funding through its main policy instrument, the one-week repo auction rate, within a simple operational framework.

In 2021, the CBRT kept the policy rate constant at 17% in January and February. The CBRT also shared its assessment that the decelerating impact of the strong monetary tightening in 2020 on credit and domestic demand was expected to become more significant; hence the effects of demand and cost factors on inflation were envisaged to wane gradually. In March 2021, considering the upside risks to inflation expectations, pricing behavior and the medium-term inflation outlook, the CBRT decided to implement a front-loaded monetary tightening and increased the policy rate from 17% to 19%. In the second quarter of 2021, the CBRT communicated that the monetary stance would continue to be determined at a degree of tightness that would restore the disinflation process as soon as possible and ensure the attainment of the medium-term targets. Accordingly, taking into account the outlook of inflation and inflation expectations, the CBRT kept the policy rate constant at 19% during April-August period.

Steep increases in external factors such as global commodity prices, especially with respect to energy and food prices, supply constraints caused by ongoing disruptions in the global supply chain, and exchange rate developments became the main determinants of the increase in inflation. The CBRT evaluated the analyses to decompose the impact of demand factors that the monetary policy can affect, core inflation developments and supply shocks. In addition to considering the effectiveness of the macroprudential policies that curbed personal loan growth, the CBRT observed that the existing tightness in the monetary stance had started to have a higher-than-envisaged contractionary effect on commercial loans. Therefore, the CBRT reduced the policy rate by a total of 500 basis points in the September-December 2021 period to 14%. In December 2021, the CBRT decided to complete the use of the room implied by transitory effects of supply-side factors and other factors beyond monetary policy’s control on price increases. The monetary policy stance was set by taking into account the evaluations on the source and permanence of risks, along with the extent to which they can be contained by monetary policy, with a focus on bringing inflation down permanently in a cautious manner.

In January and February 2022, the CBRT’s official statements indicated that the increase in inflation was driven by exchange rate-indexed pricing behavior due to unhealthy price formations in the foreign exchange market, supply side factors such as the rise in global food and agricultural commodity prices as well as supply constraints, and demand developments. Accordingly, stating that it expected disinflation process to start on the back of measures taken for sustainable price and financial stability along with the decline in inflation owing to the base effect, the CBRT decided to keep the policy rate unchanged at 14%. Besides, to create a foundation for sustainable price stability, it announced that a comprehensive review of the policy framework was being conducted that prioritizes Turkish Lira in all its policy tools.

In March and April 2022, the CBRT noted that the increase in inflation in the recent period had been driven by rising energy costs resulting from geopolitical developments, temporary effects of pricing formations that were not supported by economic fundamentals, supply-side factors such as the rise in global energy, food and agricultural commodity prices as well as supply constraints, and demand developments. Accordingly, it kept the policy rate constant at 14%. Additionally, the CBRT underlined that to create an institutional basis for sustainable price stability, the comprehensive review of the policy framework was continuing with the aim of encouraging permanent and strengthened liraization in all its policy tools.

In August and September 2022, noting that the leading indicators for the third quarter pointed to a continued loss of momentum in economic activity due to the decreasing foreign demand, the CBRT said it was important that financial conditions remained supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as escalating geopolitical risks. Accordingly, the policy rate was reduced by 100 basis points each in both months to 12%.

The CBRT pointed to a further increase in uncertainties regarding global growth and geopolitical risks in October and November 2022, and said it was critical that financial conditions remained supportive to preserve the growth momentum in industrial production and the positive trend in employment. Accordingly, the policy rate was cut to 9% by way of 150 basis point cuts in each of these months. Additionally, considering the increasing risks regarding global demand, the CBRT evaluated in November 2022 that the current policy rate was adequate and decided to end the rate-cut cycle that started in August.

In December 2022, the CBRT did not change the policy rate and underlined that to create an institutional basis for sustainable price stability, the comprehensive review of the policy framework would continue. The CBRT also added that the credit, collateral and liquidity policy actions, of which the review process was finalized, would continue to be implemented to strengthen the effectiveness of the monetary policy transmission mechanism.

Reserve Requirements

The CBRT actively utilizes reserve requirements to improve the effectiveness of the monetary transmission mechanism and to support financial stability.

In May 2019, the upper limit for the facility under the Reserve Option Mechanism (“ROM”) was lowered from 40% to 30% in order to improve effectiveness of the monetary transmission mechanism. In July 2019, with an amendment to the CBRT Law No. 1211, not only banks’ liabilities, but also their on- and off-balance sheet items deemed appropriate could be subjected to reserve requirements. In this framework, in August, the CBRT decided to use reserve requirements more flexibly and effectively as a macroprudential tool to support financial stability. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves have been linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. In June 2019, TL and FX reserve requirement ratios for financing companies were set to 0%. TL required reserve ratios were decreased two times throughout 2019 (the latter one was related to the credit growth scheme) and the TL weighted average reserve requirement ratio decreased from 7.4% to 3.6%. FX required reserve ratios were increased five times throughout 2019 and the FX weighted average reserve requirement ratio increased from 11.2% to 16%.

In 2020, the CBRT continued to use required reserves in an effective and flexible way to support its main policy instrument of short-term interest rates. Within the scope of the ROM, the upper limit of the facility of holding standard gold was decreased from 30% to 20% and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. In November 2020, the CBRT decided to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, and to apply the same reserve requirement ratios and remuneration rates to all banks. The TL weighted average required reserve ratio increased from 3.6% to 5.7% while FX weighted average required reserve ratio increased from 16% to 17.2%. Additionally, to support Turkish Lira deposits, a commission rate regarding required reserves for FX deposit accounts was introduced.

In 2021, steps were taken regarding reserve requirements in order to improve effectiveness of the monetary transmission mechanism. Turkish Lira reserve requirement ratios were increased by 200 basis points and TL weighted average reserve requirement ratio increased from 5.7% to 7.7%. The upper limit of the facility for holding FX for TL reserve requirements was gradually decreased and this FX facility was terminated by the maintenance period of October 1, 2021. The upper limit of the facility for holding standard gold for TL reserve requirements was also decreased from 20% to 10% in 2021. Throughout 2021, the CBRT took a number of steps to increase the share of Turkish Lira on banks’ balance sheets. FX required reserve ratios were increased three times throughout 2021 and FX weighted average reserve requirement ratio increased from 17.2% to 21.8%. Additionally, incentive schemes, including exemptions from TL required reserves and additional remuneration, were introduced.

In April 2022, the asset side of balance sheets has been subject to reserve requirements in order to strengthen the macroprudential policy toolkit (prior to this change only the liability side of balance sheets had been subject to reserve requirements). In this context, selected TL-denominated commercial cash loans provided by banks and financing companies were made subject to reserve requirements. FX deposit/participation fund reserve requirement ratios were differentiated according to the conversion rate of real person’s FX accounts to TL accounts, and additional reserve requirements were implemented based on this conversion rate. The reserve requirement ratios of financing companies, which had been 0%, were set at the same level as banks, and their liabilities to domestic banks have been included in the scope of reserve requirements. In June 2022, the reserve requirement ratio for Turkish lira-denominated commercial cash loans, which was announced as 10% in April 2022, was increased to 20%. In December 2022, the facilities of maintaining gold for Turkish lira reserve requirements were terminated effective as of June 23, 2023.

Security Maintenance

In June 2022, the CBRT decided that banks commence maintaining Turkish lira long-term fixed-rate securities for foreign currency deposits/participation funds in addition to reserve requirements. Security maintenance ratio for banks’ foreign currency deposits/participation funds was determined as 3%. Also, according to their conversions to Turkish lira deposit/ participation accounts, banks have to maintain additional TL long-term fixed-rate securities for FX deposits/participation funds. In August 2022, the CBRT decided to replace the reserve requirement practice applied at a ratio of 20% for selected TL-denominated commercial cash loans with maintenance of securities at 30% for banks to enhance efficiency. Additionally, the CBRT introduced two other practices of maintenance of securities based on loan growth rate and annual compound interest rate of loans extended. Excluded loan types are also subject to securities maintenance in case they are not extended against expenditure. In October 2022, the securities maintenance ratio for banks’ foreign currency deposits/participation funds was revised to 5%, and it was decided that by the beginning of 2023 securities would be maintained based on the targets of the Turkish lira deposits share, instead of the conversion rate. After 2022, other financial institutions have also been included in the scope of the securities maintenance.

Targeted Loan Programs

In August 2020, the maximum maturity for FX rediscount credits was lowered back to 360 days from 720 days. The interest rate for TL rediscount credits was changed to the CBRT’s policy rate and these credits started to be extended only to SMEs.

In December 2020, maximum maturity for FX rediscount credits was lowered to 240 days from 360 days, whereas credits utilized for the exports of high-tech industrial products, the exports to new markets and foreign exchange earning services were allowed a maximum maturity of 360 days. On December 31, 2020, TL rediscount credit program was terminated.

In 2020, rediscount credits’ contribution to the CBRT’s international reserves amounted to U.S.$23.1 billion.

In 2021, rediscount credits have been restructured so as to ensure that credit amounts are channeled into payment of costs linked with exports operations, thus transforming them into targeted loans. Accordingly, on October 1, 2021, following conditions have been introduced:

Some exceptions notwithstanding, credits will be extended to net exporters whose exports surpasses imports by at least 10% in the last three fiscal years or the last fiscal year.

Credits can only be used for payments of specified expenditures in Turkish liras.

Firms can obtain TL rediscount credits.

Borrowing firms that pledge to sell their FX export proceeds to the CBRT besides credit repayments have been offered some benefits regarding loan maturities and loan costs.

Further arrangements to simplify procedures have been introduced on October 27, 2021.

In 2022, a total of U.S.$20.92 billion worth of rediscount credits were extended, of which U.S.$8.2 billion was in FX and U.S.$12.7 billion was in TL. The contribution of rediscount credit repayments to reserves was U.S.$17.62 billion in total. Additionally, the contribution made to CBRT reserves through the additional FX export proceeds sales amounted to U.S.$4.5 billion.

Another targeted loan program, called “Advanced Loans Against Investment Commitment”, was introduced in June 2020. The initial aim of the program was to support highly efficient investments that reduce imports and boost exports, lower external dependency as well as reducing the current account deficit and support sustainable growth. The advance loan program’s total loan limit has been increased to TL 150 billion in 2022. Credits are extended through commercial banks to firms that hold Investment Incentive Certificates.

In 2022, advance loan borrowings and instalment payments amounted to TL 26.7 billion and TL 275 million , respectively.

Table 40

Selected CBRT Balance Sheet Data (in millions of Turkish Lira)	2018	2019	2020	2021	2022
ASSET	461,204.1	646,509.2	820,158.7	1,636,372.8	3,148,980.1
Foreign Assets	506,864.0	638,127.7	699,465.0	1,478,087.9	2,445,956.7
Domestic Assets	-655.2	58,132.2	188,639.1	211,895.9	373,886.3
Cash Operations	—	—	—	—	—
FX Revaluation Account	-45,004.7	-49,750.8	-67,945.4	-53,611.0	329,137.2
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	461,204.1	646,509.2	820,158.7	1,636,372.8	3,148,980.1
Total Foreign Liabilities	347,210.6	419,807.5	673,546.2	1,489,673.1	2,124,854.6
Liabilities to Non-Residents	21,738.6	24,700.3	41,739.4	173,950.6	315,087.7
Liabilities to Residents	325,471.9	395,107.2	631,806.8	1,315,722.4	1,809,766.9
Central Bank Money	113,993.6	226,701.7	146,612.5	146,699.7	1,024,125.5
Reserve Money	192,199.5	203,771.0	382,288.5	620,479.5	1,045,521.9
Currency Issued	132,261.7	153,362.4	188,369.4	235,377.4	341,798.6
Deposits of Banking Sector	59,329.2	50,094.2	193,601.8	384,715.9	700,839.3
Extra Budgetary Funds	210.5	175.8	163.6	194.0	188.8

Selected CBRT Balance Sheet Data (in millions of Turkish Lira)	2018	2019	2020	2021	2022
Deposits of Non-Banking Sector	398.0	138.6	153.6	192.2	2,695.2
Other Central Bank Money	-78,205.9	22,930.6	-235,676.0	-473,779.7	-21,396.3
Open Market Operations	-95,699.7	-9,929.4	-277,038.2	-563,598.5	-174,498.4
Deposits of Public Sector	17,493.8	32,860.0	41,362.2	89,818.8	153,102.1

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 41

(in millions of Turkish Lira)	2018	2019	2020	2021	2022
M1	509,676.30	718,817.63	1,219,207.54	2,111,942.76	3,116,244.49
M2	1,938,998.98	2,445,447.86	3,326,512.02	5,108,132.70	8,209,273.69
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	1,994,730.75	2,554,361.33	3,421,903.27	5,209,530.67	8,460,627.77

M1 = Currency in circulation + Demand deposits (TL, FX)

M2 = M1 + Time deposits (TL, FX)

Source: CBRT

The following table presents the discount rates of the CBRT for the dates indicated:

Table 42

Discount Rates

Year	Discount Rates
2018	18.50%
2019	12.75%
2020	15.75%
2021	14.75%
2022	9.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system (TBS) is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (BRSB), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Law was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (SDIF) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the above-mentioned Banking Law.

As of the end of 2022, 57 banks were operating in Türkiye, including 16 investment and development banks, 6 participation banks, and 34 commercial deposit banks, of which 4 were state banks, 8 were private banks, 21 were foreign banks and 3 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 29.6% and 24.9%, respectively, as of 2022 year-end decreased from 2021 year-end figures of 30.7% and 25.9%, respectively. During that period, the share of state banks increased from 43.4% to 45.5% in 2022.

In March 2021, CBRT increased the policy rate from 17% to 19%. Starting from its September meeting, the Monetary Policy Committee (MPC) gradually reduced the rate from 19% to 18% in September, 16% in October, 15% in November and 14% in the last MPC meeting of the year. The rate remained stable at 14% from the beginning of 2022 until August of that year. After the August meeting, CBRT continued to reduce the rate gradually from 14% to 8.5%.

All temporary measures taken during the COVID-19 pandemic were revoked as of December 2021, except foreign exchange rate fixation in the calculation of risk weighting assets (CAR fixation measure) due to the condition of the Turkish economy and financial system. However, BRSA has continuously reviewed the exchange rates used in CAR calculation, in order not to cause any dramatic fluctuations in CAR when lifting these temporary measures. In this context, in April 2022, the exchange rate used in CAR calculation was updated so as to banks can use the fixed 2021 year end exchange rate instead of using average of 252-day exchange rates realized before 31/12/2021. In June of 2022, BRSA decided to tighten consumer loans by limiting maturities to 12 months for loan amounts above TL 100,000.

In June, 2022, in order to decrease residential mortgages, BRSA has differentiated and tightened loan-to-value ratios based on the energy performance, the value and the type of house (i.e., whether it is new or second hand).

The macroprudential policy set was strengthened to ensure that commercial loans feed into economic activity in line with intended purposes. Following the macroprudential regulations introduced in May 2022 and thereafter, the credit composition began to evolve in the targeted direction and the acceleration in total growth rates slowed in the third quarter of 2022. However, the loan growth rate reached 41.2% (FX adjusted) annually as of December 2022, mainly due to growth in retail loans. Following the BRSA’s decision to reduce the general maturity limit for general purpose loans above TL 100,000 from 24 months to 12 months, 13 week general purpose loan growth rates declined significantly. However, the brisk course in the annual growth of personal credit card balances continued due to inflation-driven increased consumption demand and upward revisions in credit limits.

The volume of loans reached U.S.$405.4 billion which constituted 52.8% of total assets, as of December 2022. In terms of amount, the increase in total loans has stemmed from the TL denominated commercial loans, SME loans and retail loans. As of December 2022, the retail segment posted a growth rate of 55.8% and the corporate segment displayed a growth rate of 48.9%, annually.

Total assets of the Turkish banking system increased by 11% and stood at U.S.$767.3 billion in 2022 (up from U.S.$691.4billion in 2021). The total value of the loan portfolio increased by 10.3% to U.S.$405.4 billion in 2022 from U.S.$367.7billion in 2021. The total value of the securities portfolios was U.S.$126.8billion in 2022.

Table 43

Main Figures of Banking Sector* (in billions U.S. Dollars)	2017	2018	2019	2020	2021	2022
Total Assets	863.7	732.3	756.1	826.5	691.4	767.3
Loans	556.3	453.4	447.1	484.1	367.7	405.4
Securities Portfolio	106.5	90.5	111.3	138.4	110.8	126.8
Deposits	453.6	385.5	432.1	467.8	397.9	473.9
Own Funds	95.1	79.9	82.9	81.1	53.5	75.2

*	Includes the data of participation banks.

Source: BRSA

Table 44

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2018-12	2019-12	2020-12	2021-12	2022-12	2018-12	2019-12	2020-12	2021-12	2022-12	2018-12	2019-12	2020-12	2021-12	2022-12	2018-12	2019-12	2020-12	2021-12	2022-12
Commercial Banks	87.2	86.9	86.4	84.7	85.9	87.9	86.9	86.5	85.5	86.0	93.3	91.6	90.7	89.5	89.9	87	86.4	86.5	85.8	87.2
-State Owned	34.4	36.8	39.4	37	38.7	32.3	34.0	38.1	35.6	37.8	33.9	35.9	40.7	37.8	40.8	27.2	27.6	30.5	27	28.5
-Private	31	29.2	27.2	27.6	27.1	32.5	31.1	28.4	29.3	28.2	35.3	33.0	29.5	30.2	28.7	35.1	34.6	33	35	36.6
-Foreign	21.8	20.8	19.8	20.1	20.1	23.1	21.8	20	20.6	20	24.1	22.7	20.6	21.4	20.4	24.6	24.2	23	23.9	22.1
Participation Banks	4.7	5.1	6.2	6.9	7.6	5.3	6.3	7.2	7.8	8.3	6.7	8.4	9.3	10.5	10.1	4	4.4	4.6	5.1	6
Inv.& Dev. Banks	8.1	7.9	7.4	8.4	6.4	6.7	6.7	6.4	6.7	5.7	0	0	0	0	0	8.8	9.1	8.9	9	6.8
SDIF	0	0.1	0	0.1	0.1	0.1	0.1	0	0.1	0	0	0	0	0	0	0.2	0.2	0	0.1	0

TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 45

Main Indicators of Turkish Banking Sector

(%)	2018-12	2019-12	2020-12	2021-12	2022-12
1 NPL RATIO*	3.9	5.4	4.1	3.15	2.10
2 CAPITAL ADEQUACY RATIO	17.3	18.4	18.7	18.4	19.5
3 LOAN TO DEPOSIT RATIO*	113.0	101.3	100.6	88	82.4
4 RETURN ON ASSETS	1.4	1.2	1.1	1.3	3.7
5 RETURN ON EQUITY	14.8	11.5	11.4	15.5	49.9
6 NET INTEREST MARGIN	3.9	3.8	3.9	3.8	6.5
7 TOTAL ASSETS / GDP	108.1	104.9	121	127.1	140.7
8 LEVERAGE RATIO	7.9	8.8	8.0	6.6	7.9

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

The capital structure of the banking sector remains strong. As of December 2022, the capital adequacy ratio (CAR) is 19.5% and 750 bps higher than 12% target ratio. Moreover, Common Equity Tier 1 ratio is 15.5%, and well above applicable regulatory thresholds. In addition, forbearance measures regarding the calculation of the CAR and capital injection to state banks have positively affected the CAR. Even without forbearance effects (1.8 points), the sector had an adequate CAR of 17.6% as of December 2022. As of May 2023, CAR of the sector is 16.4% without forbearance measures.

The banking sector is expected to remain resilient against liquidity shocks. The current liquidity coverage ratios (LCR) of the sector calculated for total and FX are far above the legal lower limits (100% and 80% respectively). As of December 30, 2022, the FX LCR of the sector is 387.6% while the total LCR level is 180.5%. Banks’ capacity to access international funding sources remains high. In the first syndication transaction in 2022, the rollover ratio was approximately 77% and the cost was the Secured Overnight Financing Rate (SOFR) +425 bp. Furthermore, banks have sufficient FX liquidity buffers against possible shocks in global liquidity developments. As of December 2022, the ratio of FX liquid assets, which include reserve option mechanism (ROM) reserves, cash reserves, free accounts at foreign banks, and unencumbered Eurobonds to external debt that will mature within 1 year is 88.1%The loan-to-deposit ratio is one of the key indicators to monitor the structural liquidity of banks. It shows the extent to which loans can be funded by deposits. Loan to Deposit Ratio (LDR) is 87.9% as of December 2022 (excluding loans granted by development and investment banks).

The non-performing loan (NPL) ratio of the banking sector, which was 3.2% as of year-end 2021, decreased to 2.1% as of December 2022. In 2022, the moderate course in NPL inflows, TL loan growth and the collection performance of the banking sector led to the decrease in the NPL ratio. Additionally, banks have generally allocated provisions prudently for all loan stages. Provisioning ratio for Stage 2 and 3 loans is 24.8% and 86.7% respectively. Therefore, the sector has sufficient buffers against unexpected credit risks and there is not expected to be a negative impact on profitability.

Although the COVID-19 pandemic caused short-term fluctuations in banks’ profits, as of December 2022, the net profit of the Turkish Banking Sector increased by 364.4% (TL 338.7 billion) annually and realized at TL 431.6 billion. Positive contribution from inflation linked securities, decrease in cost of deposits in an environment of decreasing interest rates and low level of cost of risk helped banks increase their net interest margins and net profits. The banking sector preserves its high profitability, which helps to build and maintain sufficient capital buffers. As of December 2022, Net interest margin (NIM) is 6.5%, return on assets (ROA) is 3.7% and return on equity (ROE) is 49.9% for banking sector.

Moreover, TBS has strong ties and integration with international financial system, allowing commercial banks to engage in banking and other financial services. The major commercial banks, three of which are state-owned, are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange transactions and to borrow and lend in foreign currency.

State-owned Banks

The non-performing loan volume of the three deposit-taking state-owned banks was U.S.$2.6 billion as of December 2022. The provision set aside for these non-performing loans was U.S.$2.3 billion in 2022. The non-performing loan ratio of these banks decreased from 2.4% in 2020 to 1.6% in 2022. The shareholders’ equity of these banks was U.S.$21.4 billion in 2022.

Main indicators demonstrate that the TBS has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards and best banking practices, risk-based supervision, liquidity (LCR) and CAR with their high levels implying strong liquidity and capital buffers and BRSA approval for profit distribution.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2022, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.867 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Ministry of Treasury and Finance (former Undersecretariat of Treasury) and the (CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.86 billion was repaid to the Ministry of Treasury and Finance and the CBRT as of December 31, 2022 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$23.56 billion as of December 31, 2022.

Of this amount, U.S.$167.22 million was collected in 2022, with U.S.$58.63 million collected from non-performing receivables, U.S.$40.03 million collected from subsidiaries, real estate and movables, U.S.$2.79 million collected from Banks under the management of SDIF, U.S.$55.49 million collected from other miscellaneous collection transactions. In addition, U.S.$10.29 million financial income was obtained in 2022.

Collection of Non-Performing Receivables

As a part of the resolution of banks transferred to SDIF, a total of 208 thousand files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2022. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2022 totaled U.S.$20.37 million and the total cumulative net amount reached U.S.$9.31 billion as of December 31, 2022.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. SDIF’s recoveries from bank majority shareholders as of December 31, 2022 are explained below:

Çukurova Group: A total of U.S.$12.81 million was collected from the Çukurova Group in 2022 and the total sum of collections from the Çukurova Group amounted to U.S.$2,431.61 million as of December 31, 2022.

Balkaner Group-Yurtbank: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. In 2022, a total of U.S.$432.25 thousand was collected from Balkaner Group and related third party borrowers, and the total sum of collections from the Balkaner Group reached U.S.$333.98 million as of December 31, 2022.

Uzan Group-İmar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389, abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the İmar Bankası reached U.S.$7.61 billion as of December 31, 2021. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.41 million in collection tracked in apportioned accounts will be shared in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. In 2022, a total of U.S.$1.93 million was collected from Uzan Group and the total amount of net collections amounted to U.S.$1.02 billion as of December 31, 2022.

Erol Aksoy Group-İktisat Bankası: In 2022, U.S.$3.33 million was collected from the group and the total amount of collections reached U.S.$264.54 million as of December 31, 2022.

Demirel Group-Egebank: In 2022, U.S.$53.29 thousand was collected from Demirel Group and the total amount of collections reached U.S.$200.65 million as of December 31, 2022.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakif Katilim Bank on December 3, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF recovered all of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate. The liquidation of the bank is ongoing.

Litigation

Several claimants have filed claims against the Republic of Türkiye and SDIF, ranging from U.S.$20 million to U.S.$68 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) and before the Paris Civil Court alleging either the Republic of Türkiye or SDIF impaired their investments and/or companies by illegal actions. There are also execution proceedings of local court awards against the shareholders of the banks that have been taken over by SDIF in certain jurisdictions including but not limited to the USA, Greece, Luxembourg and France.

SDIF initiated legal proceedings to recover and collect the arbitration costs resulting from the case award of Saba Fakes v Republic of Türkiye under file no. ICSID/ARB/07/20. Although the case is closed ,the recovery process for the costs awarded in favor of Republic of Türkiye is still ongoing as of December 31, 2022. The recovery amount is around U.S.$1.6 million.

Due to its trusteeship authority, SDIF has been appointed to pursue four international arbitration cases before ICSID and UNCITRAL that are initiated against the Republic of Türkiye. The cases are pursued with cooperation of the Legal Affairs Department of the Presidency of the Republic of Türkiye.

İpek Investment, a UK-based company that alleges that it owns 100% of shares of Koza-İpek Holding A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/18 against the Republic of Türkiye claiming that the Republic of Türkiye allegedly breached the Investment Treaty between the Republic of Türkiye and Great Britain on May 29, 2018. The total compensation claim of the Applicant is around U.S.$5-6 billion. Türkiye is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The Tribunal has awarded in favor of the Republic of Turkiye on December 2022, on grounds that the Tribunal has no jurisdiction for Claimant’s case.

Cascade Investments NV, a Belgium-based company that alleges it owns 99.94% of shares of Cihan Medya Dağıtım A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/4 against the Republic of Türkiye claiming that Türkiye has allegedly breached the Investment Treaty between the Republic of Türkiye and Belgium-Luxemburg Economic Cooperation on February 28, 2018. The total compensation claim of the Applicant is around 120,000,000 Euro. Türkiye is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The tribunal has dismissed the claims of the Claimant on 20 September 2020.

Waleed Y J H Aljarallah, a Kuwait citizen who alleges that he owns 4% of shares of Aydinli Hazir Giyim Sanayi ve Ticaret A.Ş., has initiated an arbitration case before UNCITRAL under PCS Case No 2020-04 against the Republic of Türkiye claiming that Türkiye has breached the Investment Treaty between the Republic of Türkiye and Kuwait. The applicant claims full undistributed profit share as of 2017 as well as compensation and reinstatement of his membership to the Board of Directors (BoD) for an amount up around to U.S.$22 million plus costs and interest.. Türkiye is represented by Offit-Kurman, a U.S. based law firm. The proceedings are ongoing.

Akfel Commodities Pte. Ltd. (Akfel Singapur), a company incorporated in Singapore, and ISystems Global B.V. (I-Systems Global), a company incorporated in Holland, have initiated an arbitration case before ICSID under Case No ARB/20/36 against Republic of Türkiye claiming that Türkiye has breached the Investment Treaty between Republic of Türkiye and Singapore as well as the Investment Treaty between Republic of Türkiye and Holland. The applicants claim full compensation of their damages related to the alleged breach up around to U.S.$1.2 billion. The proceedings are ongoing.

There are also cases which have been filed against the Republic before the European Court of Human Rights. These cases, which are related to various banks which have been taken over by SDIF, are generally handled by the Ministry of Justice. For the cases that are handled by other Ministries, SDIF only supports these Ministries by providing documents and other evidence.

Trusteeship Operations

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

As of December 31, 2022, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 687 businesses (with an estimated TL 102.9 billion in total assets and 31,543 employees). SDIF has also been assigned as trustee for assets of 103 individuals and trustee for 95 companies, of which SDIF controls less than 50% of the outstanding shares.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

•	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

•	Factoring, financial leasing, financing and saving financing companies pursuant to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361;

•

Organizations and entities which establish a card system, issue cards and enter into merchant agreements, as well as merchants and card holders pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes independent audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

•

To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies along with other institutions under supervision of the BRSA (such as asset management companies and leasing, factoring, financing and saving financing companies) without prejudice to the provisions of other laws and related legislation;

•

To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the BRSA’s duty field; and

•	To fulfill other duties assigned by the Banking Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, digital banks and banking as a service model, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

As the Prudential Regulatory Authority of banking sector in Türkiye, BRSA has a risk focused, dynamic supervision methodology. BRSA monitors banks off-site, individually and sector wide, through its extensive database consisting of daily, weekly, monthly and quarterly call reports. BRSA also carries out regular on-site examinations through annual supervision plans approved by the Chairman of the Agency. On-site supervision frequency of banks is determined by two inputs: the sector share of bank’s total risk weighted exposure amount and bank’s most recent composite score that reflects the financial soundness and general risk level. Generally, BRSA each year conducts on-site examinations in 20-25 banks, which compose 85-90% of the total banking sector in terms of total assets. Within the scope of regular on-site examinations, BRSA teams assess banks’ internal governance and control structure, business model, capital and liquidity adequacy, inherent risks that banks are exposed to and the quality of the management of those risks.

BRSA also conducts on-site and off-site supervision of non-bank financial institutions with a risk focused approach.

The Law No. 6361 was amended by Law No. 7292 on March 4, 2021 and its name was changed to “Financial Leasing, Factoring, Financing and Savings Financing Companies Law”. The amended law authorized the BRSA to supervise and oversee the saving financing companies. In this context, the supervision of 35 saving financing companies that applied for BRSA oversight was completed in 2021. 21 of these companies were not found to have sufficient adaptation plans and as a result, the BRSA decided to liquidate them compulsorily. An additional 6 companies were directed to voluntary liquidation, and the BRSA decided to continue the adaptation processes of 6 companies which were formed as a result of the merger of some of the remaining 8 companies. As a result of these processes, the 6 saving financing companies were authorized by BRSA as of April 28, 2022.

The main sub-regulations of the Law No. 6361 concern establishment and operating principles, accounting practices and financial statements, management and audit of information systems of financial leasing, factoring, financing and saving financing companies, as well as principles and procedures relating to their contracts.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services. With the amendment published on Official Gazette No. 30956 of November 22, 2019, of the Law BRSA’s authorization and obligations related to this Law transferred to the Central Bank of the Republic of Türkiye (CBRT) on January 1, 2020. Thus, the CBRT is the competent authority to grant a license to payment and electronic money institutions and to supervise them as of January 1, 2020)

In order to meet new needs arising due to the development in the Republic’s banking sector and to comply with international best practices, amendments were made to the Banking Law No.5411, the Law on Bank Cards and Credit Cards No. 5464, and the law entitled Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361 as of February 25, 2020. The changes made are aimed at ensuring compliance with changes in international standards and principles. Furthermore, major changes introduced with the amendments of the abovementioned laws are: strengthening the institutional structures of factoring companies; enforcement of the ban on access to unauthorized banking activities; widening the scope of risk group exposures; further improvement in participation, development and investment banking activities; enforcement of higher administrative fines to address violations or to ensure deterrence in banking sector; the introduction administrative fines against manipulation and misleading activities in financial markets; to preparation of recovery plans by systemically important banks; authorization of the BRSB to enact a prohibition on the transfer of any customer and bank confidential data abroad, as well as making amendments aimed at eliminating concerns surrounding the issue of whether the provisions of the Personal Data Protection Law will be applied to the processing and transfer of customer secrets data.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Program (RCAP) was conducted between September 2015 and March 2016 and all underlying components of the risk-based capital framework and liquidity coverage ratio framework were assessed as compliant.

Moreover, the European Banking Authority (EBA) provided its opinion to the European Commission in December of 2015, that the supervisory and regulatory framework applicable to credit institutions as documented in domestic laws and regulations in Türkiye can be regarded as equivalent to those applied in the European Union. As requested by the Commission, the EBA published on January 11, 2017, this Opinion after the Commission’s approval and the publication of the related Decision on Equivalence.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

1.	Banking Law No. 5411

2.	Law on Bank Cards and Credit Cards No. 5464

3.	Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361

B. Main Regulations regarding Banking Law

B.1. Regulations

•	Regulation on Determination of Service Level and Quality of Bank Call Centres

•	Regulation on Recovery Plans to Be Prepared by Systematically Important Banks

•	Regulation on Sharing Confidential Information

•	Regulation on Indirect Shareholding and Transactions Subject to Permission of Banks

•	Regulation on Accessibility of Banking Services

•	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

•	Regulation on the Corporate Governance Principles of Banks

•	Regulation on Financial Holding Companies

•	Regulation Governing the Principles of Incorporation and Operations of Asset Management Companies and Transactions Related to the Acquisition of Receivables

•	Regulation on the Donations and Aids to be made by Banks and Institutions Subject to Consolidated Supervision

•	Regulation on Procurement on Support Services by Banks

•	Regulation on the Principles Regarding the Authorization and Activities of Valuation Firms

•	Regulation on Merger, Acquisition, Division and Changes in Shares of Banks

•	Regulation on the Procedures and Principles for Sales and Purchase of Precious Metal by Banks

•	Regulation on Voluntary Liquidation of Banks

•	Regulation on the Principles and Procedures Concerning the Preparation of and Publishing Annual Report by Banks

•	Regulation on Independent Audit of Banks

•	Regulation on Procedures and Principles Regarding Notification , Oath and Declaration of Property, of Individuals to be Appointed to Top Management of Banks, and Keeping of Decision Books by Banks

•	Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks

•	Regulation on the Principles and Procedures for Accepting, Withdrawal of Deposits and Participation Funds As Well As the Prescribed Deposits, Participation Funds Custody and Receivables

•	Regulation on Loan Operations of Banks

•	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

•	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book by Standard Shock Method

•	Regulation on Calculation and Application of Foreign Exchange Net General Position /Own Funds Standard Ratio by Banks on Consolidated and Non-Consolidated Basis

•	Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside

•	Regulations on Measurement and Assessment of Leverage Levels of Banks

•	Regulation on Capital Conservation and Counter Cyclical Capital Buffers

•	Regulation on Systemically Important Banks

•	Regulation on Internal Systems and Internal Capital Adequacy Assessment Process of Banks

•	Regulations on Principles Relating to Repo and Reverse Repo Transactions of Banks

•	Regulation on Own Funds of Banks

•	Regulation on Calculation of Liquidity Coverage Ratio of Banks

•	Regulation on Measurement and Assessment of Capital Adequacy of Banks

•	Regulation on Restructuring of Debts to Financial Sector

•	Regulation on Manipulation and Misleading Transactions in Financial Markets

•	Regulation on Uniform Chart of Account

•	Regulation on the Operating Principles of Digital Banks and Banking as a Service Model

•	Regulation on Principles and Procedures Regarding Supervision to be Conducted by Banking Regulation and Supervision Agency

B.2. Regulations on Information Systems and Banking Processes

•	Regulation on Remote Identification Methods to be Used by Banks and the Establishment of Contractual Relation in Electronic Environment

•	Regulation on Information Systems and Electronic Banking Services of Banks

•	Communiqué on Independent Audit of Information Systems and Business Processes

•	Communiqué on Information Systems Management and Audit of Information Exchange Institutions and Risk Center

•	Communiqué on the Report on Information Systems and Business Processes Independent Audit

•	Circular on Independent Audit Tracking System (BADES)

•	Circular on Penetration Tests for Information Systems

B.3. Communiqué

•	The Communiqué on the Principles and Procedures for the Administrative Fines to be Imposed on Reportings Made Within the Scope of Banking Data Transfer System

•	Communiqué on Principles and Procedures Concerning the Activities of Representative Offices in Türkiye

•	Communiqué on Preparation of Consolidated Financial Statements of Banks

•	Communiqué on Financial Statements to be Disclosed to the Public by Banks, and Explanations and Footnotes Thereof

•	Communiqué on Disclosures About Risk Management to be Announced to Public by Banks

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

B.4. Communiqué and Guidelines Regarding Capital Adequacy

•	Communiqué on Structural Position

•	Communiqué on the Calculation of Capital Requirement for Market Risk of Options, Using Standardized Approach

•	Communiqué on the Calculation of Market Risk by Risk Measurement Models and Assessment of Risk Measurement Model

•	Communiqué on the Calculation of Risk Weighted Exposures Related to Securitisation

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Credit Risk by Internal-rating Based Approaches

•	Communiqué on Credit Risk Mitigation Techniques

•	Guideline for Assessment, Validation, and Corporate Governance of Internal Rating Based Approaches and Advanced Measurement Approach

•	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

•	Communiqué on The Capital Instruments That Will Be Included in Own Funds of Banks

B.5. Communiqués Regarding Interest-Free Banking

•	Communiqué on Compliance with the Principles and Standards of Interest-Free Banking

•	Communiqué on the Procedures and Principles on Informing the Customers and Public in terms of Interest-Free Banking Principles and Standards

B.6 Guidelines

•	Guideline on Interest Rate Risk Management

•	Guideline on Market Risk Management

•	Guideline on Country Risk Management

•	Guideline for Liquidity Risk Management

•	Guideline on Best Compensation Practices of Banks

•	Guideline for Reputation Risk Management

•	Guideline on ICAAP Report

•	Guideline on Counterparty Credit Risk Management

•	Guideline on Credit Management of Banks

•	Guideline on Operational Risk Management

•	Guideline on The Management Of Concentration Risk

•	Guideline on Stress Testing to be Used by Banks in Capital and Liquidity Planning

•	Guideline on Fair Value Measurement

•	Guideline on Calculating Expected Credit Allowances in accordance with TFRS 9

•	Guidelines on Credit Granting and Monitoring

•	Non-performing Exposures Workout Guidelines

•	Guideline on the Assessment Criteria Considered in the Supervisory Review Process

C. Regulations Regarding Financial Leasing, Factoring, Financing and Saving Financing Companies Law

•

Regulation on Remote Identification Methods to be Used by Financial Leasing, Factoring, Financing and Saving Financing Companies and Establishment of Contractual Relationship in the Electronic Environment

•	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

•	Regulation Governing the Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Financing Companies

•	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

•	Regulation on Establishment and Operation Principles of Saving Financing Companies

•	Regulation on Uniform Chart of Account

•	Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies

D. Regulations on Bank Cards and Credit Cards Law

•	Regulation on Bank Cards and Credit Cards

•	Credit Card Installment Limits and Prohibitions

E. Regulations for Protection of Financial Consumers

•	Financial Consumer Protection Action Plan Background Document Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

Capital Markets Law No. 6362 (“CML”) dated December 30, 2012 and published in the Official Gazette numbered 28513 includes several rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Secondary regulations within the scope of the CML are compatible with the EU Directives and constitute the legal infrastructure.

Exchanges and Trading Platforms

The CML stipulates the operations and structure of stock exchanges. Under the CML, stock exchanges may be established as a joint stock corporation subject to private law, and Borsa İstanbul A.Ş. (Borsa İstanbul) is incorporated accordingly. The CML has ensured a professional and competitive environment for Turkish stock markets with respect to market operators and tradable instruments.

As of December 2022, 597 publicly-held companies were subject to the CML, of which 483 were traded on Borsa İstanbul. There were 194 corporations traded on the BIST Stars (former National Market), 230 corporations on the BIST Main Market (former Second National Market), 25 corporations on the Sub-Market (including the previous Emerging Companies Market) 15 corporations on the Watch List Market, and 19 corporations on the Pre-Market Trading Platform.

The following table sets forth IPOs in the last 5 years:

Table 46 - IPOs in 2017-2021

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2018	9	1,024.4
2019	7	44.3
2020	8	151.2
2021	52	1,315.6
2022	44	1,249.6
TOTAL	120	3,785.1

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document (II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with the EU regulations have been approved by CMB and activities conducted in collaboration with the European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

In order to enhance the protection of rights and interests of holders of debt securities, thereby increasing investor confidence and interest in corporate bond markets, the general assembly of debt instrument holders was introduced with an amendment to the CML enacted in February 2020. The secondary regulation with respect to the general assembly of debt instrument holders was published by the CMB in September 2020. The new regulations will enable bond holders to convene and take collective actions to protect their rights in the event of default in relation to corporate bonds. Furthermore, with the purpose of providing a swifter alternative to lending, collateralization for certain capital market instruments was introduced to the CML under the title of “Collateral Management Contract and Collateral Manager”. Accordingly, collateral assets would be transferred to a bank or qualified investment firm as trustee, and in cases where the debt cannot be repaid, the trustee would be able to sell the assets to cover receivables of creditors.

In order to facilitate public offerings, avoid concentration of all transactions in relation to public offers within a short period of time, and to enable sufficient assessment of corporations by competent authorities and by investors, the CMB Executive Board published resolutions on February 10, 2022 and June 9, 2022, providing two-week extension periods for the validity of interim financial statements that would attached to the prospectus for IPOs conducted during certain periods.

In February 2022, the guidelines on green debt instruments, sustainable debt instruments, green lease certificates and sustainable lease certificates is published by the CMB. These guidelines, which were prepared on the basis of the International Capital Markets Association (ICMA) Green Bond and other Sets of Principles, regulates green debt instruments, sustainable debt instruments and sustainable lease certificates creating green positive impact and green and social positive impact.

It has been decided to reduce ratio of 50% the Board fees to be charged in accordance with the relevant provisions of the capital market legislation for the issuance of capital market instruments within the scope of the guidelines (in addition to the discount provided for lease certificates by the CMB dated June 24, 2016 and numbered 20/710).Similarly, Borsa Istanbul and the MKK have reduced their fees by 50% for green and sustainable debt instruments as an incentive.

In accordance with the concept of sustainability, where investors dialogue and holistic approaches are important, cooperation is made with local, foreign public and sector stakeholders in preparations for regulation, and international workshops are organized by CMB for the promotion of the green finance market on a national and international scale. In this context, “Green Bonds and Green Lease Certificate Conference” was held in Istanbul on June 30, 2022 with the cooperation of CMB, Borsa Istanbul and EBRD.

Collective Investment Schemes

Under the structure introduced in the CML, investment funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of investment funds. The current structure aims to increase competition in the investment fund sector, and to enhance investment funds’ performance. PMCs that are not affiliated with any banking conglomerates have previously lacked distribution channels to market their products. Under the CML, PMCs with good performance in both the investment fund sector and other alternative investments may access distribution channels that enable them to more effectively reach investors. Also, the CML regulates additional types of funds such as venture capital investment funds and real estate investment funds. Investment fund portfolios must be held by portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds, and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of investment funds and investment companies, are also regulated by the CML. This collective investment scheme combines the advantages of investment companies and investment funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communiqué. Investment funds, including those established by non-bank financial institutions, are differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 80% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. The withholding tax rate is set as 0% for both domestic and foreign legal entities.

Furthermore, an amendment to the CML, enacted in February 2020, introduced project finance funds and project bonds as a new type of collective investment scheme and security designed to finance capital-intensive long term projects on areas such as infrastructure, energy, transportation, communication and health.

As of the end of 2022, the number of domestic investment funds offered to the public (excluding Foreign investment funds, ETFs, real estate investment funds and venture capital funds) equaled 1.146 and total net asset value of these investment funds was U.S.$36.333 billion. Between the years 2020-2022, the number of foreign investment funds offered to the public in Türkiye remained stable at 9 and total net asset value of the foreign investment funds has remained stable at U.S.$2million. Pension funds started to operate in October 2003. As of the end of 2022, the number of pension funds offered to the public was 374. Total portfolio value of these funds was U.S.$ 23.43 billion. According to the Communiqué on Principles of Investment Funds, an umbrella fund structure is obligatory for all investment funds.

A principal reason for the significant increase in number of investment funds (excluding Foreign investment funds, ETFs, real estate investment funds and venture capital investment funds) was an amendment to Türkiye’s Corporate Tax Law in 2022 which exempted the gains derived from investment funds without assets denominated in foreign currencies and without gold, other precious metals, and capital market instruments based on assets denominated in foreign currencies, gold or other precious metals in their portfolios. Additionally, Turkish investors have shown a growing interest and propensity to invest in the capital markets.

As of the end of 2022, 735 hedge funds were registered, with total net asset value of U.S.$35.52 billion. As of the end of 2022, there were 15 exchange traded funds offered to the public with a total net asset value of U.S.$771 million. The number of ETFs were relatively stable between 2020 and 2022, as there were 13 ETFs in 2020, and 15 in 2021 and 2022.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax.

As of 2022, the number of listed securities investment companies was 9, listed real estate investment companies was 39 and listed venture capital investment companies was 7. The market capitalization of securities investment companies was U.S.$116 million, the total net asset value of securities investment companies was U.S.$54 million, the market value of listed private equity/venture capital investment companies was U.S.$ 833 million and the market value of real estate investment companies equaled U.S.$13 billion.

As of the end of 2022, 108 real estate investment funds and 174 private equity/venture capital investment funds have been formed. As of the end of 2022, total net asset value of issued real estate investment funds was U.S.$1.86 billion, total net asset value of issued private equity/venture capital investment funds was U.S.$2.39 billion. There was considerable growth in real estate and private equity/venture capital investment funds. There were 43 real estate investment funds with a total value of U.S.$1.13 billion in 2020, while at the end of 2022 the number of real estate investment funds had increased to 108 with a total value of U.S.$1.86 billion. This growth can be attributed to an amendment to the Turkish tax regime in 2020 which reduced withholding tax to 0% from gains derived from real estate investment funds. Rising property prices in Türkiye and the increase in the number of investors in real estate have also contributed to the increase in real estate investment funds. A similar growth pattern was also observed with respect to private equity/venture capital investment funds, the number of which increased from 38 in 2020 to 174 in 2022. During the same period the total value of these funds rose from U.S.$417 million to U.S.$2.39 billion. This growth is due mostly to a favorable tax regime as well as amendments to the CMB Communiqué on Venture Capital Investment Funds published in 2020, which facilitated investments in private equity and venture capital investment funds. With the amendements to the CMB Communiqué on Venture Capital Investment Funds, corporations were exempted from withholding tax with respect to gains from private equity/venture capital investment funds, and individuals were also exempted from withholding tax in cases where private equity/venture capital investment fund units are held for a period longer than 2 years. The amendments were mostly in response to industry comments on practical difficulties encountered in practice, and they include issues such as the definition of venture companies and portfolio limitations.

The following table sets forth statistics regarding the collective investment schemes:

Table 47—Collective Investment Schemes—2018-2022 (Leading Funds and Companies)

	Investment Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	AuM (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2018	489	9.13	408	17.63	54	32.66	33	3.66
2019	468	19.17	405	21.3	51	46.9	33	5.5
2020	636	17,29	408	22.94	49	48.98	33	12.77
2021	807	20.06	375	18.33	52	48.84	37	6.6
2022	1.146	36.33	374	23.43	59	83.51	39	13.1

Source: Capital Markets Board

Table 47.a Further data on developments concerning specific fund types — 2018-2022

	Foreign Investment Funds		Exchange Traded Funds		Real Estate Investment Funds		Private Equity/Venture Capital Investment Funds*
	Number	Portfolio Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)
2018	10	2	9	34.65	32	414.06	14	238.35
2019	10	2	4	49.17	40	1,053.95	18	267.97
2020	9	2	13	535.99	43	1,137.50	38	417.27
2021	9	2	15	569.35	76	1,113.71	93	1,224.30
2022	9	2	15	772.88	108	1,859.26	174	2,398.68

Source: Capital Markets Board

*	These two phrases are used interchangeably.

Trading on Türkiye Electronic Fund Distribution Platform (“TEFAS”), a trading platform for funds which facilitates access by investors to funds, commenced on January 9, 2015. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS. In 2022, over U.S.$25.8 billion worth of fund shares were traded through TEFAS. As of July 1, 2021, participants of funds are able to trade the unit shares of other pension companies’ pension funds on the Pension Fund Trading Platform (BEFAS), where pension mutual fund shares are traded.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center are regulated under the CML. The law also defines investment services, including the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded, including the adoption of regulations contained in Directive 2004/39/EC of the European Parliament and of the Council in order to harmonize Turkish capital markets legislation with EU legislation.

Considering the impact of the pandemic on business conduct in capital markets, with a 2020 amendment to the CML, a provision was introduced to enable intermediary institutions and portfolio management companies to conclude online contracts with new clients and use remote identification methods. Following the legal amendment, the CMB Communiqué (III-42.1) on Remote Identification Methods and Conclusion of Online Contracts by Intermediary Institutions and Portfolio Management Companies was published on 8 February 2022. The new Communiqué regulates procedures and principles in relation to remote identification methods that may be used, as well as principles on the conclusion of contracts employing digital or electronic communication devices; and remote contracts. The Communiqué has entered into force one month after its publication. It is expected to increase investor access to financial services.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the communiqué the principles are revised to comply with the principles for other derivative instruments.

The Regulation on Central Clearing was published in July 2013 and the Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) is the only Trade Repository officially authorized to operate in Türkiye. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communiqué on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Türkiye) also began to submit derivatives data to MKK. Currently, MKK collects derivatives data fully compatible with EMIR and provides necessary reporting to Turkish competent authorities. Also, regarding short selling transactions by intermediary institutions, the nominal and current values of net short positions on a security-by-security and a customer-by-customer basis as of the end of the day, and the contract information on a security-by-security and a customer-by-customer basis regarding the lending transactions executed in the over-the-counter markets as of the day of the transaction are reported to the Turkish competent authorities.

Dematerialization of Capital Market Instruments

The dematerialized system has been in place for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial paper since 2007 and for bank bills since 2009. As of June 30, 2012, retail clients’ holdings of government bonds and bills were also dematerialized by MKK. As of 2022, the market value of those government bonds and bills held by MKK is U.S.$13.19 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, licensing examinations have been organized by the SPL, the CMB and the Anadolu University. As of the end of 2022, the total number of licenses for professionals who engage in capital markets activities granted reached 114,649, as described in further detail below:

Table 48

Types of Licenses	Licenses Issued 2002-2022
Capital Market Activities Level 1	35,825
Capital Market Activities Level 2	18,611
Capital Market Activities Level 3	18,316
Derivative Instruments	13,429
Real Estate Appraiser	15,678
Credit Rating	6,047
Corporate Governance Rating	5,049
Residential Real Estate Appraiser	1,609
IT Auditor	85
TOTAL	114,649

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of

Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Türkiye, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 111 authorized audit firms operating in Turkish capital markets and 65 of them have an international membership.

Corporate Governance

Corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by the listed companies are determined in detail. The “Comply or explain” approach has been valid since the publication of CMB Corporate Governance Principles in 2003. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” is defined in the CML and the CMB is authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions, minority shareholders who vote against the transaction in the general assembly are granted a sell-out right. Quorums are defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings have been enabled.

An amendment to the Corporate Governance Communiqué published in October 2020 introduced the Sustainability Principles Compliance Outline, which entails the establishment of strategies, policies and objectives in relation to sustainability principles by corporations and annual disclosures of related objectives and activities, to ensure that investors are informed with respect to activities in relation to environmental and social principles through public disclosures. In June 2022, the CMB decided to make the disclosures required by the partnerships traded in the Main Market, Star Market and Sub-Market of the Stock Exchange within the scope of the Sustainability Principles Compliance Outline, using a Sustainability Report template on the Public Disclosure Platform (PDP).

Derivatives Market

According to Article 138 of the CML, organized markets are designed to operate under a single structure and under this provision the previous Turkish Derivatives Exchange has merged with Borsa Istanbul. The derivatives market established within Borsa Istanbul, the Futures and Options Market (“VIOP”), continues operations for both futures and options as well as other derivative contracts. Futures contracts comprised 99.6% and option contracts 0.4% of the total traded value in 2022. The total traded value of the Derivatives Market in 2022 was TL 7,887 billion (includes options and futures).

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 49

	2018	2019	2020		2021	2022
Outstanding Securities (in millions of TL)	775,023	961,982	1,286,936		1,595,397	2,270,688
Private	188,881	206,931	226,583		274,207	365,357
Public	586,142	755,052	1,060,353		1,321,189	1,905,331
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	1,993,296	2,130,111	6,594,272		7,513,262	17,706,168
Bonds and Bills Market	4,450,306	16,156,310	21,470,168		17,126,622	14,482,353
Off-exchange bonds & bills transactions	1,233,346	1,026,916	1,690,687		1,824,636	3,374,353
Derivatives Market	1,287,074	1,457,333	2,883,066		4,480,448	7,887,369
Stock Market Capitalization (in millions of TL)	794,823	1,108,773	1,782,648		2,182,454	6,207,883
BIST National 100 Index (on TL basis)	91,270	114,424	1,477	*	1,857	5,509
Number of Companies Traded	402	402	394		446	483

Sources: Monthly Statistics Bulletin, 2022/12, Capital Markets Board, Borsa Istanbul, Consolidated Data, Stock Markets, Traded Value, Traded Volume

*	As of July 2020, two zeros were removed from BIST share indices.

Under the CML, a system of prospectus and issue document approval was adopted for capital market instruments to be issued or offered to the public. Data for securities sold based on approved prospectuses/issue documents of publicly held companies (cash capital increases only) for the 2018-2022 period are presented below:

Table 50

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2018	9,906	4,204	2,024	182,582	24,481	331	223,528
2019	3,483	1,520	—	255,626	46,171	391	307,191
2020	19,654	1,203	44,065	248,652	58,810	274	372,658
2021	25,246	425	250	312,588	105,546	453	444,055
2022	46,690	5,708	—	359,621	102,225	492	514,737

Source: Capital Markets Board

In 2022, approximately TL 23,404 million (U.S.$1,249 million) was raised through initial public offerings based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion in 2010 to TL 216.1 billion by the end of 2022.

As of December 31, 2022, there were 72 investment firms (7 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank) licensed to trade on stock markets, and 48 banks and 60 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there were 83 intermediary institutions (commercial & investment banks, investment firms) licensed to trade on VIOP. Further, there are 75 firms (24 banks, 16 precious metals brokerage houses, 13 precious metals producing and marketing companies and 22 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Türkiye”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Türkiye. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Türkiye as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memorandums of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed 36 additional MoUs with foreign financial regulatory authorities until 2022. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Türkiye has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Türkiye today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Türkiye includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. The central government consists of three types of agencies: (1) general budget agencies, which are government entities, (2) special budget agencies which are public administrations affiliated with or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws. All central government administrations prepare their own expenditure budget proposals. Special budget agencies prepare their own budget revenue proposals and the central government budget revenue is estimated by the Revenue Administration. The preparation phases and the implementation of central government budget is coordinated by Treasury and Finance Ministry and the Strategy and Budget Presidency, in collaboration. Expenditure and revenue budget proposals are then consolidated by the Strategy and Budget Presidency and presented to the Turkish Grand National Assembly by the President. Social security institutions and local administrations prepare, approve and implement their own budgets.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of general government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Presidency of Strategy and Budget (“PSB”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President.

The annual budget process of administrations begins in June, following a general announcement made by the PSB. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the PSB. The general budget revenue proposal is prepared by Treasury and PSB and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system. On the other hand, with the transition to the program budget, the functional classification will be removed from the structure of each spending item within the budget, but the functional classification will be monitored over information systems in order to preserve the ability to produce statistical data and to prevent historical data loss.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

The studies based on the program budget approach, which will enable the performance budget to be implemented more effectively, have been carried out by the PSB in cooperation with Treasury since 2019.

In this context, program classification and performance information were created within the framework of the studies carried out in cooperation with the administration. Infrastructure works were carried out in order to make the necessary software revisions in the e-budget system. Studies for ensuring budget integration with the investment program were conducted.

In 2019, as a result of the studies mentioned above, the administration performance programs of the 2020 year prepared in accordance with the program budget were presented to Parliament. The Central Government Budget Law Proposal of the 2021 was prepared in line with the program budget.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Accounting services include the collection of revenues and receivables, the payment of expenses to beneficiaries, the receipt and storage of money and monetary values and deposits and delivery of the same to the relevant parties, and recording and reporting of all other financial transactions. Public accounts are kept for the purpose of providing necessary information to the public and the administration and auditing authorities, by means of recording income, expenses and assets of public administrations, and all kinds of transactions that cause financial consequences and increases or decreases in equity as well as guarantees and liabilities, in a determined order. Public revenues and expenditures are shown in the accounts of the fiscal year in which they are accrued. Budget revenues are recognized in the year they are collected and budget expenditures are recognized in the year they are paid. Public accounts are kept on a fiscal year basis. The General Directorate of Public Accounts (GDPA) is responsible for developing a unified accounting system for general administration matters, as well as for examining and supervising the accounts and transactions of the accounting offices and institutions as necessary. Additionally, GDPA performs the certification procedures of the accounting authorities to be employed in the public administrations within the scope of the general government and the accounting services of the public administrations within the scope of the general budget. The Turkish Court of Accounts carries out external audits of accounting transactions and reporting of the public administrations within the scope of the general government.

MoTF produces the financial statements of the central government subsector on a monthly basis and produces the financial statements of the general government sector on quarterly and annual bases.

MoTF has prepared and sent annual Government Finance Statistics (“GFS”) statements of the general government sector to the IMF since 2008. Since 2015 MoTF has sent quarterly GFS statements to the IMF.

MoTF also sends this GFS data to TURKSTAT and the Central Bank of the Republic of Türkiye, which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, MoTF published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for the general government are set by the Public Accounting Standards Board, which is an interministerial board within MoTF established in 2006, consisting of members from MoTF, the Court of Accounts, the Ministry of Interior, Presidency of the Republic of Türkiye Strategy and Budget Office, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards (“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by MoTF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by MoTF’s General Directorate of Public Accounts with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. The Board started work on drafting the “The Conceptual Framework for General Purpose Financial Reporting by Public Sector Entities” in 2017 and presented the draft for public comment by publishing it on its website in 2019. The Board continues its work on this draft. With the adoption of IPSAS, MoTF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data. The “Technical Assistance for Enhanced Capacity for Public Sector Accounting Standards (PSAS) Project” was carried out by MoTF’s General Directorate of Public Accounts between 2019 and 2021. The Board has begun work on updating the Public Accounting Standard 1 (PAS 1)—Presentation of Financial Statements in 2021 and PAS 1—Presentation of Financial Statements was published in the Official Gazette in 2022.

MoTF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation. The proposal of the Final Accounts Draft Law is prepared by MoTF. The Presidency of the Republic of Türkiye Strategy and Budget Office finalizes the proposal. Then the proposal is submitted to Parliament by the President by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement, which is drafted for public administration within the scope of the central government, to Parliament no later than 75 days from the submission of the proposal. The proposal of the Final Accounts Law is deliberated by the Plan and Budget Commission of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2022, 2,091 internal auditor positions were reserved, 913 of which were appointed.

External Audit

Scope of the External Audit

External audits are carried out by Turkish Court of Accounts (TCA) in Türkiye. With the radical reforms introduced in the public financial management system since the 2000s, the TCA has been authorized to conduct post-expenditure external audits with its independent status guaranteed in the Constitution, and has started to apply modern auditing techniques in accordance with international auditing standards as well as traditional account judgment. Both in the Public Financial Management and Control Law (the “PFMC Law”) No. 5018 and the Law on the TCA (the “TCA Law”) No. 6085, it is prescribed that the TCA audits shall be carried out in accordance with international auditing standards.

The independence of TCA and its audit mandate are guaranteed against any interference in the Constitution. TCA is a court-type supreme audit institution and it carries out judicial functions as well. Article 9 of Constitution clearly states that the judicial power shall be exercised by independent courts. Apart from this, it is explicitly stated in TCA Law (Article 3) that Turkish Court of Accounts has functional and institutional independence in carrying out its duties of examination, audit and taking final decision conferred by this law and other laws.

TCA prepares its own budget and directly presents it to the Parliament. It decides on its own audit program. The president and members of the TCA are elected by the Parliament. The tenures of members and auditors continue until the age of 65. The president, members and auditors cannot be employed in positions other than those expressly designated for them. TCA members cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they do not have to retire before the age of 65, unless they desire so. However, those who have been convicted of an offense, which results in dismissal from public service, shall be automatically relieved of their duties. Those who certify with a medical report from the board of health of a fully equipped hospital that they have been incapacitated by reasons of health shall be removed from office upon the decision of the TCA General Assembly. The TCA is responsible for conducting the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA shall audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies, which are established by special laws or Presidential decrees and have a share of its capital directly or indirectly owned by the public sector and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies, which are affiliated with or founded by the administrations listed in point (a), or which they are directly or indirectly partners with;

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds; and

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

Of the companies falling under points (a) and (b), the audit of those companies, their affiliates and subsidiaries, whose public shares are less than 50% directly or indirectly and are subject to independent audit as per the relevant legislation, is performed based on the independent audit reports, which are prepared as per the relevant legislation and sent to the TCA. The TCA submits to the Parliament the report, which it will prepare based on the independent audit reports submitted to it exclusively.

TCA shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

TCA submits the individual audit reports (the General Evaluation Report on Accountability, the Financial Statistics Evaluation Report, the Statement of General Conformity and the Annual Audit Reports of State Economic Enterprises) of public administrations to the Parliament by attaching them to the General Evaluation Report on External Audit. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

Functions of the TCA

Audit Function

TCA and its qualified auditors are required to adhere with INTOSAI Framework of Professional Pronouncements (IFPP). TCA audit manuals have been prepared on the basis of International Standards of Supreme Audit Institutions (ISSAIs) and audits are carried out in accordance with TCA Law no. 6085, generally accepted International Auditing Standards (ISAs), the secondary legislation of TCA and relevant audit guidelines.

TCA carries out regularity (financial and compliance) and performance audits. Financial audits consist of an evaluation and an opinion on the accuracy of public administrative bodies’ financial reports and statements, and whether or not those bodies’ financial decisions and transactions and any programs and activities are compliant with law. The auditors also evaluate the auditees’ financial management and internal control systems.

Compliance audits take the form of an examination as to whether auditees’ revenues, expenditures, assets and other accounts and transactions comply with the law and other legal arrangements.

In performance audit, the auditors evaluate whether or not public resources have been used effectively, efficiently and economically. They also assess auditees’ activities against the goals and indicators which the latter have set with regard to accountability.

Judicial Function

TCA is a supreme audit institution which performs audits on behalf of the Parliament with the aim of ensuring the power of the purse, and has judicial authority.

Judicial reports concerning the public losses detected in the course of audits are decided on by the chambers of trial, each of which is a court of accounts. There are 8 chambers in TCA. The final decision body of the writs issued by the chambers is the Board of Appeals of the TCA. Appeal is possible against the decisions of the chambers. The Office of the Chief Prosecutor of the TCA takes part in the trial process, as well.

Judicial reports are prepared and inquiries are initiated in case that the following are detected during the audit of the accounts and transactions of public entities:

•	A decision, transaction or action against the legislation,

•	A public loss resulting from a decision, transaction or action against the legislation,

•	Determination of the public officer leading to this public loss,

•	A connection between the public loss and the decision, transaction or action of the determined public officer against the legislation.

Inquiries are notified to the public officers held responsible and their defense statements are taken within the relevant legal period. Provided that the audit team maintains the same conviction on the public loss and responsibility after they assess the statements, a judicial report is prepared and sent to the relevant chamber for the initiation of the trial process.

Guidance

TCA implements a three-phase systematic method with the aim of creating a better public administration, facilitating the functioning of public entities and strengthening their institutional structures.

In the first phase, the functioning of the internal control systems of the public entities and such entities’ financial management and performance management are assessed through the answers given to certain questions uploaded in the SayCap Audit Management Program by the audit teams during TCA audits. By these means, public entities are assessed in terms of their internal control, financial management and performance management.

In the second phase, within the scope of the classification of findings carried out by the TCA, annual audit findings concerning the public entities are classified in detail, and the deficiencies and weaknesses of each public entity in the abovementioned systems are determined. Classification of findings informs the TCA about the areas which the auditors should focus on in the audit of a specific public entity.

In the final phase, TCA monitors the issues detected in the audits and uses the data obtained from monitoring to shape the audit plans of the next year. Thanks to this system, TCA can determine the focus of audits for improving the internal control, financial management and performance management systems of the public entities and can also plan trainings for the improvement of these systems based on its findings.

Quality Management System in TCA

In accordance with the international standards, TCA has established a two-phase quality management system with the aim of ensuring quality in audits.

The first phase consists of the quality control works conducted during the execution of the audit, before the audit report is finalized.

The second phase of the quality management system includes quality assurance works. Quality assurance works are carried out with the aim of assessing the effectiveness of quality control processes and the compliance of completed audits with the audit manuals, and determining the necessary actions for building capacity. Reviews for quality assurance are performed by a team of auditors who have sufficient professional experience and who have not participated in the audit under review.

Review for quality assurance contributes to the TCA by ensuring the following matters:

•	Audit works are in accordance with law, the TCA’s procedures and the international auditing standards,

•	Audit opinions are fully corroborated by the audit evidences,

•	The formation of accurate audit opinions by the audit teams,

•	The generalization of the good practice examples, which have been obtained through the audits, to the whole TCA,

•	Detecting areas in the regularity audit manual that need to be developed.

Follow-up System

TCA auditors perform follow-up activities in order to ensure compliance with the recommendations given in the TCA reports of previous years.

Ethics

TCA has issued “Ethical Principles and Rules for TCA Auditors”, which are in line with the ISSAI 130 INTOSAI Code of Ethics. The ethical principles include independence, neutrality, objectivity, integrity, equality, refraining from conflict of interest, competence, professional care, professional and institutional awareness, and not using the profession for affording advantage. TCA Auditors acknowledge the importance of professional ethical rules; and they are committed to those rules under all circumstances.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, the Turkish economy recorded an average growth rate of 4.5% in the 2018-2022 period. Fiscal stability was maintained in the 2018-2022 period and the central government budget deficit average is 2.4%, which is below 3% of GDP.

In 2018, the central government budget revenues and expenditures reached TL 758 billion (20.2% of GDP) and TL 830.8 billion (22.1% of GDP), respectively. The budget deficit was TL 72.8 billion, representing 1.9% of GDP and primary surplus was TL 1.1 billion, representing 0.03% of GDP.

In 2019, the central government budget revenues and expenditures reached TL 875.3 billion (20.3% of GDP) and TL 1,000 billion (23.2% of GDP), respectively. The budget deficit was TL 124.7 billion, representing 2.9% of GDP and primary deficit was TL 24.8 billion, representing 0.6% of GDP.

In 2020, the central government budget revenues and expenditures reached TL 1 trillion (20.4% of GDP) and TL1.2 trillion (23.8% of GDP), respectively. The budget deficit was TL 175.3 billion (3.5% of GDP) and primary deficit was TL 41.3 billion (0.8% of GDP).

In 2021, the central government budget expenditures were TL 1.6 trillion (22.1% of GDP), the central government budget revenues reached TL 1.4 trillion (19.3% of GDP). Consequently, the central government budget deficit was TL 201.5 billion (2.8% of GDP) and primary deficit was TL 20.7 billion (0.3% of GDP).

In 2022, the central government budget expenditures were TL 2.9 trillion (19.6% of GDP), the central government budget revenues reached TL 2.8 trillion (18.7% of GDP). Consequently, the central government budget deficit was TL 139.1 billion (0.9% of GDP) and primary surplus was TL 171.8 billion (1.1 % of GDP).

The main objectives of the Medium Term Program of 2023-2025, announced in September 2022, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth and fair share. The Medium Term Program of 2023-2025 targets a deficit of 3.5%, 2.5% and 1.5% for the central government budget for 2023, 2024 and 2025, respectively.

Table 51. Central Government Budget Balance and Financing

	2018	2019	2020	2021	2022
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	757,996	875,280	1,028,446	1,402,038	2,800,088
I. GENERAL BUDGET REVENUES	729,063	847,692	999,147	1,364,107	2,738,809
Tax Revenues	621,536	673,860	833,251	1,164,988	2,353,438
Direct Taxes	231,431	257,140	281,179	418,743	890,471
Indirect Taxes	390,105	416,720	552,071	746,245	1,462,966
Other	107,526	173,833	165,896	199,119	385,371
Enterprise and Ownership Revenues	26,128	93,718	60,216	55,543	104,705
Grants, Aids and Special Revenues	1,190	6,993	8,346	11,293	28,000
Interests, Shares and Fines	71,848	64,488	88,630	122,107	237,727
Capital Revenues	7,809	7,107	7,535	8,814	12,357
Receivable Collections	551	1,525	1,169	1,362	2,583
II. REVENUES OF SPECIAL BUDGET AGENCIES	23,761	20,925	21,536	28,958	48,430
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	5,173	6,663	7,762	8,972	12,849
CENTRAL GOVERNMENT BUDGET EXPENDITURES	830,809	1,000,027	1,203,737	1,603,545	2,942,748
A) Primary Expenditures	756,848	900,087	1,069,775	1,422,693	2,631,845
Compensation of Employees	200,903	249,892	287,785	346,279	615,296
Social Security Contributions	34,379	43,045	48,294	57,380	96,864
Good and Services Purchases	71,946	84,363	96,971	133,455	257,660
Current Transfers	322,879	400,316	498,063	626,828	1,126,363
1. Duty Losses	7,407	8,013	11,006	41,928	48,387
2. Treasury Aid	161,035	219,546	275,858	294,324	449,696
3. Transfers to Non-Financial Establishment	3,475	5,934	3,976	5,551	9,310
4. Transfers to Households	7,257	6,662	7,661	9,152	14,231
5. Agricultural Subsidy	14,552	16,965	21,944	24,125	39,642
6. Other Transfers to Households	16,242	18,592	25,407	42,125	157,880
7. Social Transfers	13,784	19,889	22,990	26,907	44,385
8. Foreign Transfers	3,261	4,109	4,971	6,308	10,757
9. Shares from Revenues	95,866	100,606	124,249	176,408	352,076
Capital Expenditures	88,324	80,717	93,742	131,282	276,896
Capital Transfers	16,746	16,316	15,171	25,492	48,822
Lending	21,672	25,438	29,750	101,978	209,944
B) Interest	73,961	99,940	133,962	180,852	310,903
Domestic Interest	49,202	70,554	90,847	119,744	195,528
Foreign Debt Interest	19,419	24,216	31,347	40,278	79,565
Discount and Short Term Transactions	5,341	5,170	11,767	20,830	35,811
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	1,148	-24,808	-41,329	-20,655	168,243
CENTRAL GOVERNMENT BUDGET BALANCE	-72,813	-124,747	-175,292	-201,507	-142,660
DEFERRED PAYMENTS	-1,472	2,062	4,472	75,868	16,065
OTHER DEFERRED PAYMENTS	450	0	0	0	0
ADVANCES	-14,631	-2,925	-683	-2,982	-20,142
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-88,465	-125,610	-171,503	-128,621	-146,737
CENTRAL GOVERNMENT BUDGET FINANCING	88,465	125,610	171,503	128,621	146,737

	2018	2019	2020	2021	2022
	(in millions of Turkish Lira)
BORROWING (NET)	60,145	157,082	246,949	116,525	469,430
FOREIGN BORROWING (NET)	9,656	31,805	25,172	29,325	95,836
Receipts	41,391	66,426	68,255	92,041	215,090
Payments	-31,735	-34,621	-43,083	-62,716	-119,255
DOMESTIC BORROWING (NET)	50,489	125,277	221,776	87,200	373,594
-TL Denominated T-Bills	4,521	9,987	-18,261	9,920	8,977
Receipts	7,959	22,472	23,937	9,920	25,453
Payments	-3,439	-12,485	-42,197	0	-16,476
-FX Denominated T-Bills	0	-109	0	0	0
Receipts	0	1,122	0	0	0
Payments	0	-1,232	0	0	0
-TL Denominated G-Bonds	41,216	64,384	112,207	128,840	399,858
Receipts	111,089	135,056	255,109	279,471	554,348
Payments	-69,873	-70,671	-142,902	-150,631	-154,490
-FX Denominated G-Bonds	4,752	51,014	127,830	-51,560	-35,240
Receipts	4,998	53,238	160,890	112,925	70,657
Payments	-246	-2,224	-33,060	-164,485	-105,897
NET LENDING (-)	-938	-876	-775	-1,356	-2,934
LENDING	68	0	367	242	0
REPAYMENT (-)	1,006	876	1,142	1,598	2,934
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	27,382	-32,348	-76,220	10,741	-325,627

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•

Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 40%. Wage earners who earn taxable income from a single employer and whose wages exceed TL 880,000 in total and wage earners who earn taxable income with deductions from one more than one employer and whose total wages from the next employer exceed TL 70,000 and wage earners who earn wage income through deductions from one more than employer and whose total wages exceed TL 880,000 including the wage from the first employer, will submit an annual return. These regulations were introduced with law numbered 7194, dated December 5, 2019. Such regulations started to be implemented in 2020 with respect to wage income.

•

Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) exceeds a threshold level of TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021 and TL 70,000 for 2022 .

•	Capital income is taxed at marginal rates from 15% to 40%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of earnings derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2025. In particular:

•

Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the earning derived from these government bonds is above a threshold level of TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021 and TL 70,000 for 2022. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

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Pursuant to the relevant Presidential Decision, the withholding tax rate with respect to the retention and sale of Government bonds and Treasury bills for both non-residents and residents, which had been 10%, was set to 0% between the dates of December 22, 2021 and December 31, 2023. Moreover, the withholding tax rates have applied as 0%, 3% and 5% (according to maturity and period of holding the bonds and bills that was set to 0% for bonds held longer than a year, 3% for bonds held from 6 months to one year and 5% for bonds held up to 6 months) for retention and sale of bonds and bills which were issued by banks and acquired in between the dates of December 23, 2020 and December 31, 2023.

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Income from the sale of shares which trade on the Borsa İstanbul is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

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On July 23, 2010, the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons. • Dividends (excluding dividends from investment trusts) are subject to 10% withholding tax as of December 22, 2021. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold level of TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021 and TL 70,000 for 2022, remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above) However, this rate is 0% for dividends derived from investment funds (except variable, mixed, eurobond, external borrowing, foreign, hedge funds and funds which other phrases including foreign currency investment in their titles) acquired between the dates of December 23, 2020 and December 31, 2023. The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

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Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 15% according to account type. However, these rates are applied as 0%, 3% and 5% (according to maturity) for bank deposits which opened and renewed between the dates of September 30, 2020 and December 31, 2023. Since June 28, 2023, the witholding tax rate on the revenue of foreign currency bank deposits has been 25%. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%. Since May 24, 2020, bonds approved by the Capital Markets Board and short term lease certificates listed by asset leasing companies are subject to a 15% withholding tax. Since January 1, 2021, income derived from leveraged transactions on foreign currencies, precious metals and other assets determined by the Capital Markets Board are subject to a withholding tax of either 10%, for both resident and non-resident natural persons, or 0%, for corporations.

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As of December 25, 2021, the rate of withholding tax applicable to time deposit and participation accounts with currency protection, fx deposit accounts or fx participation funds, which are converted into Turkish lira at the conversion rate, has been set to 0%. Effective from December 31, 2021, the withholding rate applicable to deposit and participation accounts converted into Turkish lira over the conversion price from gold accounts has been set to 0%.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for the taxation periods 2018, 2019 and 2020. With Law No. 7316, this rate increased to 25% for the taxation period 2021. Accordingly to the Law No. 7061, the President is authorized to reduce the rate from 22% to 20%.

According to the Law No. 7316, the corporate tax rate of corporations has been determined as 25% for the corporate income of the 2021 taxation period and 23% for the corporate income of the 2022 taxation period. In addition, according to Law No. 7394, the corporate tax rate for the corporate income of banks, companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies for the 2022 taxation period has been 25%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 7338 an amended Article 320 of the Tax Procedure Law such that, taxpayers, as their discretion, can set aside depreciation on a daily basis for economic assets that will be newly recorded in as operating assets. In order to calculate this depreciation period in days, the useful life periods determined and announced by the Ministry of Treasury and Finance are multiplied by three hundred and sixty-five.

Taxpayers are free to determine the depreciation period, not to be shorter than the useful lives determined and announced by the Ministry of Treasury and Finance, for economic assets, provided that it is at the same rate for each year. This period cannot exceed twice the period determined by the Ministry of Treasury and Finance and cannot exceed fifty years. The depreciation period and rate determined in this way cannot be changed in subsequent periods.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the President. In cases of insufficient earnings, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Council of Ministers decree dated July 14, 2009 (numbered 2009/15199), as amended by the Council of Ministers decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL 3 million for the first and second regions and TL 1,500,000 for the third through sixth regions. The minimum amount of fixed investments for strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within and for the sales and rentals of software and intangible rights therein within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction:

It is stipulated that profits obtained from investments which are granted an incentive certificate by the Ministry of Industry and Technology will be subject to corporate tax at reduced rates from the accounting period in which the investment begins to be operated partially or completely, until the amount of investment contribution is reached.

On the other hand, taxpayers benefiting from the above stipulation will be able to subject their earnings from other activities during the investment period to corporate tax at a reduced rate, within the limits determined by the President.

As of January 1, 2021, the earnings of at least 20% of institutions (excluding banks, financial leasing companies, factoring companies, financing companies, payment and electronic money institutions, authorized foreign exchange institution, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) will be subject to a corporate tax rate with a discount of 2% to corporate earnings for five accounting periods, starting from the accounting period in which their shares are offered to the public for the first time.

As a result of the amendment in Law No. 7351, the corporate tax rate is applied with a 1 point discount on the income of exporting organizations exclusively from exports.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: Allocation of land for investments relating to which incentive certificates are issued is within the framework of the principles and procedures determined by the Ministry of Environment, Urbanization and Climate Change.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate. It is provided for regional and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Türkiye, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for petroleum prospecting activities;

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the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment encouragement certificate showing that the machinery and equipment are part of an investment;

•	the supply of services provided in Türkiye for customers abroad within the framework of international roaming contracts, provided that it is reciprocal;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	the supply of goods and services related to national security;

•	the supply of goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	the supply of goods and services related to diplomatic exemptions;

•	the supply of fuel to the tanks of trucks and semi trailers with refrigerating units transporting export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Council of Ministers decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Council of Ministers decree, which includes food products, funeral services, used passenger cars and tractors, leases of specified machinery and equipment, the part of the residences up to 150 square meters (for residences which are built in risky areas and within the scope of transformation projects for risky buildings) and some agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II), which is annexed in the Council of Ministers decree, which includes cash registers, blood and blood components, cinema, theatre, opera and ballet tickets, private educational services, vaccines, some medical products and services, ambulance services, medicine, medical equipment, textile and confection products and products and services involved in their custom manufacture, accommodation services, meal services (excluding alcoholic beverages), services provided by orphanages and nursing homes, some furniture, clothing, waste water services, up to the 150 square meters of residences, plot and land deliveries, electricity delivery to residences and agricultural irrigation subscribers, and basic cleaning and hygiene products. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 25.8% of total tax revenues (excluding social security contributions) in 2018, 21.8% in 2019, 24.9% in 2020, 17.6% in 2021 and 17.8% in 2022.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2019 (thorough July 1), the excise duty of certain motor vehicles was reduced by 15% to fight against inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain. On February 9, 2012, the Constitutional Court cancelled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance. The aforementioned amendment provision came into force on the date of its publication, to be implemented from calendar year 2010 earnings.

Since July 1, 2015, within the accounting periods of capital stock companies (except entities engaged in banking, finance and insurance activities and state owned enterprises), over the monetary increases in paid-in or issued capitals which are registered with the trade registry or disbursed part of paid-in capital in the capital stock companies recently established, by taking into consideration “the weighted annual average interest rate which is applied to commercial credits accredited by the banks” which is announced by the Central Bank of the Republic of Türkiye for the period in which the deduction is obtained, 50% of the amount calculated up to the end of relevant account period. This rate is applied as 75% for the part of their cash capital, which is covered by people from abroad in general.

After the amendment in Law No. 7417, this discount is benefited separately for the accounting period in which the decision on capital increase or the accounting period at the stage of the first establishment when the charter was registered and for the following accounting periods.

As a result of the amendment in Law No. 7421, 50% of the income of institutions operating in the Istanbul Financial Center Region by obtaining a certificate of participation in accordance with the provisions of the Istanbul Financial Center Law No. 7412 will be deducted from the declared corporate income.

Minimum Living Allowance

The minimum living allowance was repealed as of January 1, 2022 pursuant to the Law No. 7349 published in the Official Gazette on December 25, 2021. Instead of this regulation, an income tax and stamp duty exemption will also apply to minimum wage, and going forward, there will be no income tax or stamp duty withholding on payroll. This exemption is also extended to higher-than-minimum wage earners, limited to the minimum wage amount.

Article 32 of the Law No. 193 (Personal Income Tax Law) relating to the minimum living allowance was repealed, and Article 23/18 entered into force.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Türkiye pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Bond deliveries are exempted from VAT (under Article 17/4-g of Law No.3065). Law No. 6728 (dated August 9, 2016) also included financial services provided by purchasing bonds, limited to the interest income obtained, within the scope of this exemption. Under the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-1 of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Türkiye who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), roaming services received from abroad within the framework of international roaming agreements and reflecting these services to customers in Türkiye are exempted from VAT. With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7161, VAT incurred due to construction work in 2017, 2018 and 2019, which cannot be eliminated through a deductible mechanism, will be refunded in the following year. This was enacted in order to reduce the tax burden on industrial investment arising from VAT. In accordance with this amendment, the President has been authorized to extend these periods up to five years, either individually or together, as of each calendar year following the expiration of the periods. With the President’s Decree dated December 29, 2019 and numbered 1950, it was decided that the article in question shall be applied for the value added tax that was imposed in 2020 and 2021, which cannot be eliminated through a deductible mechanism. The amendment made to the temporary article 37 of the Value Added Tax Law by Law No. 7394 allows taxpayers holding investment incentive certificates for the manufacturing and tourism industries to make transactions for their purchases related to construction works without paying VAT. This exemption entered into force on May 1, 2022.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Under the amendment enacted by Article 13/n of the Value Added Tax Law by Law No. 7166, the delivery of printed books and periodicals is exempt from VAT, except for those who are packed and sold according to the provisions of the Law on the Protection of Children (Law No. 1117).

With the amendment made to temporary Article 23 of the Value Added Tax Law by Law No. 7256, free delivery of computers and equipment to the Ministry of Education, as well as software delivery and services related thereto, delivery and performance of these goods and services, respectively, to those who donate such equipment are exempt from Value Added Tax until December 31, 2023.

With temporary Article 41 added to the Law No. 3065 on December 2, 2020, transfers in accordance with additional Article 1 of the Natural Gas Market Law dated April 18, 2001 and numbered 4646 are exempt from Value Added Tax.

With the amendment made to Article 17/4-a of the Value Added Tax Law by Law No. 7338, delivery and services subject to income tax exemptions for those who produce social content on the internet and who develop mobile applications are exempt from VAT. This exemption entered into force on October 26, 2021.

With the amendment made to temporary Article 42 of the Value Added Tax Law by Law No. 7394, Engineering services provided to taxpayers who manufacture electric motor vehicles developed as a result of their research and development activities in Turkey in order to develop technologies that will completely eliminate greenhouse effect exhaust gas emissions and which are within the scope of investment incentive certificate, are exempt from VAT until December 31, 2023. This exemption entered into force on April 15, 2022.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 25, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Türkiye as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Industry and Technology and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2027, fully liable natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for fully liable natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Industry and Technology, Scientific and Technological Research Council of Türkiye, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2019 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A (1) of the Corporate Tax Law No. 5520, earnings from investments, which are specified in sub-article 2, and for which the Ministry of Industry and Technology issued “investment incentive certificates” (certificates were formerly issued by the Ministry of Industry and Technology), are subject to reduced corporate tax rates starting from the accounting period in which the investment becomes partially or completely operational, up until the “investment contribution amount” is reached.

Within the scope of this article’s implementation, the “investment contribution amount” refers to the amount to be covered by the State through the tax that is waived by applying reduced corporate tax. The corporate tax amount to be waived is calculated by applying the reduced corporate tax rate to the earnings obtained from the investment. The tax amount to be waived cannot exceed the investment contribution amount.

The President is authorized to determine the investment contribution rate –the ratio of the investment contribution amount to the total investment amount—for each province group, strategic investments, or for regions and places in sub-paragraph (a) of sub-article 2 of Article 32/A, up to a rate not exceeding 55%. Provided that the investment amount exceeds TL 50 million, the President is authorized to determine the investment contribution rate up to 65%. The President may apply a discount of up to 90% to the corporate tax rate.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Türkiye under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

With the Law on Digital Service Tax and Amendment of Some Laws and Amendment of the Decree No: 375 (Law number 7194), digital service tax and accommodation tax was legislated on December 7, 2019.

The digital service tax (“DST”) rate is 7.5% and applies to the revenue generated from rendering digital services in Türkiye covered by the Law on Digital Service Tax. Principally, all digital service providers that generate revenue from such services are defined as the taxpayer, however, tax is applied practically only to taxpayers whose generated revenue exceeds EUR 750 million globally and TL 20 million in Türkiye, according to exemption thresholds determined by the aforementioned Law on Digital Service Tax. DST entered into force on March 1, 2020.

The accommodation tax rate is 2% and applies to the accommodation services rendered by hotels, motels, holiday resorts, pensions, apartments, camping, guesthouses, as well as by other services such as eating, drinking, activity, entertainment services and use of pools, beaches, thermals and similar areas.

As a result of the tax measures to mitigate the impact of the COVID-19 crisis and to support the economic recovery, the effective date of the accommodation tax has been postponed to January 1, 2023 pursuant to Law No 7338, dated October 14, 2021.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 52

(in million of TL)	2018	2019	2020	2021	2022
Total Tax Revenues	621,536	673,860	833,251	1,164,988	2,353,438
Personal Income Tax	138,992	162,704	158,842	219,656	356,464
Corporate Income tax	78,673	78,829	105,057	177,973	507,454
Motor vehicle tax	12,844	14,503	15,983	18,836	23,627
Valuable Property Tax	—	—	—	23	40
Domestic Value Added Tax	56,354	55,458	71,555	123,444	175,143
Excise Tax	133,906	147,134	207,283	205,392	419,791
Petroleum Consumption Tax (Within Excise Tax)	55,593	60,997	69,009	31,292	76,765
Banking and Insurance Transaction Tax	18,184	22,670	27,069	33,029	58,639
Stamp Duty	16,961	18,853	20,964	28,203	41,945
Fees	21,689	24,176	30,741	42,085	76,774

(in million of TL)	2018	2019	2020	2021	2022
Special Communication Tax	3,440	4,014	4,488	6,618	9,298
VAT on Imports	122,262	125,271	159,206	261,885	578,965
Other Tax Revenues	18,229	20,248	32,063	47,830	105,296

Source: Ministry of Finance General Directorate of Public Accounts; UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 53

(% of GDP)	2018	2019	2020	2021	2022
Total Tax Revenues	16.54%	15.61%	16.51%	16.07%	15.68%
Personal Income Tax	3.70%	3.77%	3.15%	3.03%	2.38%
Corporate Income tax	2.09%	1.83%	2.08%	2.46%	3.38%
Motor vehicle tax	0.34%	0.34%	0.32%	0.26%	0.16%
Domestic Value Added Tax	1.50%	1.28%	1.42%	1.70%	1.17%
Excise Tax	3.56%	3.41%	4.11%	2.83%	2.80%
Petroleum Consumption Tax (Within Excise Tax)	1.48%	1.41%	1.37%	0.43%	0.51%
Banking and Insurance Transaction Tax	0.48%	0.53%	0.54%	0.46%	0.39%
Stamp Duty	0.45%	0.44%	0.42%	0.39%	0.28%
Fees	0.58%	0.56%	0.61%	0.58%	0.51%
Special Communication Tax	0.09%	0.09%	0.09%	0.09%	0.06%
VAT on Imports	3.25%	2.90%	3.15%	3.61%	3.86%
Other Tax Revenues	0.48%	0.47%	0.64%	0.66%	0.70%

Source: Ministry of Finance General Directorate of Public Accounts; UT

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2022 there are 20 SOEs that are subject to Decree Law No. 233 (including Turkish State Railways (TCDD) Transport Inc., an affiliate of Turkish State Railways (TCDD)). (Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of Agricultural Enterprises Directorate General (TİGEM), is not included in these statistics because it has not commenced its operations as of the end of 2022.). Besides these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halkbank, T. Vakıfbank, Kalkınma ve Yatırım Bank, T.Emlak Katılım Bank and Eximbank. A publicly owned satellite company (TÜRKSAT A.S.), a postal company (PTT A.S.), Military Factory and Shipyard Management Joint Stock Company (ASFAT A.Ş.), International Health Services Inc. (USHAŞ), Mechanical and Chemical Industries Corporation (MKE) and Turkish Reassurance Company, together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government. Additionally, the Türkiye Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, ÇAYKUR, state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) (in 2018, Nasdaq OMX sold its 7% equity stake, and in 2019 EBRD sold its 10% equity stake to the Türkiye Wealth Fund; accordingly, such fund’s stake in Borsa İstanbul increased from 73.6% to 90.6%; in 2020 Türkiye Wealth Fund sold 10% of its equity stake to Qatar Investment Authority, and as a result of this sale the Türkiye Wealth Fund’s stake in Borsa İstanbul dropped to 80.6%), TDİ (49.0%) and Halkbank (51.11%) were transferred to the Türkiye Wealth Fund.

As a result of the capital injection from the Türkiye Wealth Fund to state banks in 2022, the ownership share of the Türkiye Wealth Fund in Halkbank increased to 87.70% and its ownership share in Vakıfbank rose to 64.85%. Ownership of Turkish Sugar Factories Inc. (TÜRKŞEKER) was transferred to the Türkiye Wealth Fund in 2021. In 2022, the Türkiye Wealth Fund acquired 55% of shares in Türk Telekom from LYY Telekomünikasyon A.Ş. and raised the Fund’s total share in the Company to 61.68%.

Major non-financial companies subject to Decree Law 233 and Privatization Administration’s portfolios are Turkish Grain Board, Electricity Generation Corporation (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company merged with Electricity Generation Corporation), Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, General Directorate of State Airports Authority, General Directorate of Coastal Safety, General Directorate of State Supply Office, Turkish Coal Enterprise, Turkish Hard Coal Company, Eti Mining Enterprises, Turkish Petroleum Corporation, ÇAYKUR, Turkish Railway Vehicles Industry Inc. (TÜRASAŞ) and TÜRKŞEKER. Supervision, regulation and audit of the aforementioned companies are carried out by several government agencies; including, the Ministry of Treasury and Finance, the Turkish Court of Accounts, line ministries and the Privatization Administration.

SOEs are subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank, Halkbank and Vakıfbank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank, Halkbank and Vakıfbank are among the largest commercial banks, holding 40.79% of total savings deposits in Türkiye as of December 31, 2022.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs that are subject to Decree No. 233 and Law No. 4046 increased from approximately TL 40.2 billion in 2021 to TL 181.1billion in 2022.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 54

Financing Requirements of SOE System (in thousands of Turkish Lira)[4]	2018	2019	2020	2021	2022*
Total financing requirement	-23,705,546	-31,358,759	-26,939,976	-53,044,343	-218,457,109
Increase (reduction) from internally generated funds	6,457,411	1,928,025	9,013,459	-50,668,298	-209,710,667
Net financing requirement from outside sources	-17,248,135	-29,430,734	-17,926,517	-103,712,641	-428,167,775
Transfers from consolidated budget	15,331,605	20,118,705	18,521,184	63,508,229	247,102,105
Borrowing requirement	-1,916,531	-9,312,028	594,667	-40,204,412	-181,065,670
Deferred payments	11,448,052	10,481,130	8,550,147	36,572,455	163,619,080
Advance payments	-25,676,318	-9,728,009	-9,774,703	-83,972,412	-56,078,130
Cash financing requirement	-16,144,798	-8,558,908	-629,889	-87,604,368	-73,524,720
Change in cash	3,197,953	-2,688,790	-9,299,873	511,752	-113,487,602
Securities and deposits	-59,250	-246,775	1,973,215	-718,537	-2,135,186
Domestic bank borrowing, net	6,168,195	7,806,521	2,351,015	33,270,117	96,952,885
Foreign borrowing, net	6,837,900	3,687,952	5,605,532	54,541,036	92,194,622
Government bonds	0	0	0	0	0

*	Provisional

Source: Ministry of Treasury and Finance

In 2022, the SOE System reported a profit of TL 11.5 billion.

SOE System investments accounted for 11.6% of total public sector fixed investments in 2018, 14.6% in 2019,14.8% in 2020, 16.7% in 2021 and 15.7% in 2022 (total public sector fixed investments consist of SOEs, central government, local administrations and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 1.85%,2.01%,1.54%,3.96%, and 8.40% of central management budget expenditures in 2018, 2019, 2020, 2021 and 2022 respectively.

[4]

Statistics of SOEs that are subject to Decree Law No: 233 and Law No:4046 are published on the website the Ministry of Treasury and Finance. They can be accessed via this link: https://en.hmb.gov.tr/state-owned-enterprises

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 55

Profits and Losses of SOE System (in thousands of Turkish Lira)	2018	2019	2020	2021	2022*
Total Revenues	166,835,673	182,371,046	193,673,876	394,553,784	1,198,939,159
Total Expenditures	161,752,126	182,413,733	191,249,664	415,351,695	1,187,459,290
Profit (loss)	5,083,548	-42,688	2,424,212	-20,797,911	11,479,869

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Türkiye has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

In Türkiye, electricity generation can be carried out by public and private companies with a generation license obtained from the Energy Market Regulatory Authority (EMRA). The Electricity Generation Corporation (EÜAŞ), a state-owned company established to carry out electricity generation activities, owns and operates the state owned power plants. As of 2022, EÜAŞ has 9 thermal power plants, 46 hydroelectric power plants and 2 wind power plants and it has an installed capacity of 21,183MW in total (7,334 MW of which is from thermal power plants, 13,832 MW of which is from hydroelectric power plants and 17 MW of which is from the wind power plant). While Türkiye has a 103,809 MW installed capacity as of 2022, the share of EÜAŞ of the installed capacity is 20.4% in the sector, which comprises 14.97% of Türkiye’s licensed electricity production. The share of hydroelectric power plants in electricity generation increased from 16.8% in 2021 to 20.7% in 2022 while the share of thermal power plants using natural gas decreased from 32.7% in 2021 to 21.8% in 2022. Although, in 2022 the share of renewable installed capacity was 53.95% and the share of installed capacity for domestic sources was 64.97% , the share of electricity generation was 42.45% from renewable sources, and the share of generation from domestic sources was 57.72%.

Türkiye’s electricity distribution network has been divided into 21 distribution regions. After completing the process of privatization in 2013, each distribution company (each privatized through transfer of operations rights of the network for their respective regions) obtained a distribution license from Energy Market Regulation Authority (EMRA). Although the distribution system assets are still owned by the state-owned Turkish Electricity Distribution Company (TEDAŞ), such assets are now operated, and the distribution activities are now carried out, by the private sector. Turkish Electricity Transmission Company (TEİAŞ) is a state-owned company that owns and operates the electricity transmission throughout the country. It is also responsible for operating the balancing power market and the ancillary services market. Pursuant to the Presidential Decision published in the Official Gazette dated July 3, 2021, TEİAŞ was included in the scope of privatization to be privatized under the public offering method.

Türkiye regulates the electricity sector through the EMRA. Standard regulatory functions include licensing, tariff setting, market monitoring and dispute settlement.

Electricity wholesaling activities are carried out by both the state-owned EÜAŞ and by private entities with licenses from EMRA. The state-owned wholesale company Turkish Electricity Trading and Contracting Company (TETAŞ) merged into EÜAŞ in 2018. Since this merger, EÜAŞ has been the sole state-owned wholesale company responsible for selling electricity to market players. Prior to the merger, TETAŞ was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EÜAŞ hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EÜAŞ.

The Turkish electricity wholesale market mostly relies on bilateral contracts, complemented by a spot market and a balancing mechanism. As part of the transition to a liberal and competitive energy market model, day-ahead, intraday and balancing power markets were established to provide market participants a trading platform based on integrity, transparency and competition. The Energy Exchange Istanbul (EXIST) operates the day-ahead and intraday electricity spot market. EXIST’s main activities include planning, establishing, developing and operating energy markets in an efficient, transparent and reliable manner. EXIST is positioned to secure reliable reference price determination without discrimination among providers. TEİAŞ and the Istanbul Stock Exchange each hold 30% shares in EXIST, with private market participants holding the remaining 40%.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yeniköy, Yatağan, Kemerköy, Çatalağzı Thermal Power Plants and Kayaköy, Esendal, Isıklar, Dere and İvriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, 2019,2021 and 2022 Türkiye completed the privatization processes of ten, three, five and two hydroelectric power plants respectively.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. The natural gas importamount of Türkiye, which was 54,661.67 mcm (million Sm3) in total, 95.7% was covered by BOTAŞ, 4.3% by other companies holding import licenses (imports) in 2022. Also in 2022, 379.81 mcm (million Sm3) natural gas was produced in Türkiye.Türkiye’s natural gas consumption in 2022 was 53,521.06 mcm (million Sm3) and natural gas export in 2022 is 581.43 mcm (million Sm3).

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 bcm (billion Sm3), was taken over by BOTAŞ as of September 1, 2016. As of the end of 2022, the facility has 4.6 bcm storage capacity and 50 mcm daily back production capacity. The first phase of Salt Lake Storage Project has a storage capacity of 1 bcm and started the first gas filling process in February 2017. By the end of 2022, the facility has a 1.2 bcm storage capacityand 40 mcm daily back production capacity.

The first Floating Storage and Regasification Unit (“FSRU”) of Türkiye in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018. With these terminals, Türkiye aims to achieve supply security and diversification of gas sources. In addition to these FSRU facilities, Ertuğrul Gazi, Türkiye’s first FSRU ship, was put into service on June 25, 2021 at BOTAŞ Dörtyol Terminal located in Dörtyol district of Hatay. The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Türkiye, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (51%), BOTAŞ (30%), British Petroleum (TANAP) Limited (12%), and SOCAR Türkiye Enerji A.Ş. (7% ) are the partners in the project. . The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015 and commercial gas flow to Türkiye has started as of June, 2018. Construction on the connection for gas transmission to Europe within the TANAP Project was completed on November 26, 2019 and first gas flow has started in 2020. In total, 6 bcm gas is expected to be transmitted to meet Türkiye’s gas demand under the TANAP Project, and 10 bcm gas is expected to be transmitted to Europe via the pipeline.

The TürkAkım Natural Gas Pipeline Project agreement was signed with Russia on October 10, 2016 and as of January 2020 natural gas flow has begun pursuant to the terms of the agreement. The project has a gas transmission capacity of 32 bcm.

On August 21, 2020 and on July 4, 2021 TPAO discovered a new natural gas field in the Sakarya region of the Black Sea with a total capacity of 710 bcm through its drilling activities. It is expected that gas from this new field will increase Türkiye’s coverage ratio for natural gas demand. The target year for the first gas delivery from this field is 2023.

Mining Sector

Eti Mining Enterprises (“Eti Maden”), with U.S.$1.28 billion export revenue in 2022, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Türkiye’s boron resources, Presently, Eti Maden has 73% of the world boron reserves, and meets approximately 63% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2022.

Turkish Coal Enterprise (“TKİ”) holds 13.45% of the Türkiye’s lignite reserves as of the end of 2022 and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKİ. Also, TKİ distributes lignite to low-income families and schools and receives payments from the Ministry of Treasury and Finance for this duty.

As of the end of December 2022, EÜAŞ, the General Directorate of Mineral Research and Exploration and the private sector own 86.45% of Türkiye’s 19.32 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Türkiye. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 75% of Türkiye’s crude oil production and 75% of Türkiye’s natural gas production as of the end of 2022. In 2022, Türkiye’s crude oil production reached 71,955 barrels per dayfrom 69,116 barrels per dayin 2021.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and this ship started the drilling of Alanya-1 deep sea well on 29 October 2018 for the first time. In 2018, the new drilling ship Yavuz was added to the TPAO’s Inventory and Türkiye has enhanced its deep sea exploration capabilities. On January 31, 2021 and in November 2021, respectively, drilling ship Kanuni and drilling ship Abdülhamid Han were added to the TPAO’s inventory.

On May 10, 2021, an oil discovery was made by TPAO in the Şehit Esma Çevik-1 exploration well in Şırnak province. By the end of 2022, oil production in this well reached 5,350 barrels per day.

In 2022, a total of 191 wells were drilled, including 126 exploration and detection wells also 65 production wells across the country. 150 of these wells were drilled by TPAO.

TPAO’s domestic investments in 2022 exceeded $3.1 billion and increased by 104% compared to 2021.

Agriculture Sector

In Türkiye, the Turkish Grain Board (“TMO”), General Directorate of Tea Enterprise (“ÇAYKUR”), General Directorate of Meat and Milk Board (“ESK”), General Directorate of Agricultural Enterprises (“TİGEM”) and Turkish Sugar Factories Corporation (TÜRKŞEKER) operate as profit-oriented SOEs in agricultural sector. They are associated with the Ministry of Agriculture and Forestry. TMO is a company that regulates the grain and legume markets by performing buying, selling and stocking activities when required. Atthe end of 2022, TMO had nearly 4 million metric tons of storage capacity. ESK operates mainly in meat sector by processing and selling red meat and its products. Since 2016, ESK has occasionally performed regulation activities in milk sector by buying milk and selling milk powder. ÇAYKUR produces and sells tea while as of the end of 2022, ÇAYKUR operates 47 factories and had a nearly 45-50% market share in tea sales. TİGEM’s core mission is to increase the quality, quantity and variety of agricultural production by producing seed, breeding livestock and raw materials for agriculture. TÜRKŞEKER processes sugar beets to produce sugar and byproducts.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Inc.be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Inc. began operating on January 1, 2017. TCDD Transport Inc. collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Körfez Ulaştirma A.Ş., a wholly owned subsidiary of TÜPRAŞ, is the second private railway train operator that provides freight transportation service.

As of the end of 2022, TCDD owned 13,128 km of track, 1,460 km of which is a high-speed train track and TCDD Transport Inc. owned 659 locomotives, 86 EMUs, 99 DMUs, 31 high-speed train sets, 637 passenger cars, and 16,765 wagons, according to the 2022 TCDD Transport Inc. Annual Report.

PRIVATIZATION IMPLEMENTATIONS

Türkiye aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

Privatization proceeds realized by the Privatization Administration of Republic of Türkiye (the “Privatization Administration”) have reached U.S.$71.3 billion (on a commitment basis) as of December 31, 2022, U.S.$51.3 billion of which has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, Ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$1.2 billion, U.S.$759 million, U.S.$588 million, U.S.$497 million and U.S.$355 million for the years 2018, 2019, 2020, 2021 and 2022 respectively. The total amount realized from January 1, 1986 through December 31, 2022 was U.S.$51.9 billion.

From the period January 1, 2018 through December 31, 2022, the privatization implementations of Türkiye have resulted in net proceeds of U.S.$2.4 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2018 and December 31, 2022:

Table 56

Name of the Company	Field of Operation	Date of Privatization	Amount (Million U.S.$)
Menzelet and Kilavuzlu HPP Power Generation	Power Generation	3/09/2018	335.0
Kırşehir Sugar Factory	Sugar Production	05/24/2018	68.1
Turhal Sugar Factory	Sugar Production	6/07/2018	123.4
Çorum Sugar Factory	Sugar Production	6/25/2018	112.1
Elbistan Sugar Factory	Sugar Production	07/11/2018	63.1
Erzincan and Erzurum Sugar Factory	Sugar Production	07/16/2018	59.3
Afyon Sugar Factory	Sugar Production	8/17/2018	125.0
Bor Sugar Factory	Sugar Production	09/20/2018	53.3
Tekirdağ Port	Port Operation	12/26/2018	65.5
Various Real Estate of the Government during 2018	Real Estate	Year round 2018	95.6
Various Real Estate of the Government during 2019	Real Estate	Year round 2019	82.3
Çamlıca-1 HPP Power Generation	Power Generation	11/05/2021	59.9
Topçam HPP Power Generation	Power Generation	12/24/2021	80.8
Various Real Estate of the Government during 2021	Real Estate	Year round 2021	187.2
Taşucu Port	Port Operation	01/21/2022	50.8
Various Real Estate of the Government during 2022	Real Estate	Year round 2022	445.1

Note: Only privatizations worth U.S.$50 million or more are listed above.

Source: Privatization Administration

Table 57

Privatization implementations by the Privatization Administration by years (Million U.S.$)

Source: Privatization Administration

The privatization program and developments in various sectors since 2018 are summarized below.

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HPP)

Anamur, Bozyazı, Mut, Silifke, Zeyne HPPs: Anamur, Bozyazi, Mut, Silifke, Zeyne HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$2.4 million. The sales agreement was signed on January 12, 2018.

Menzelet & Kılavuzlu HPPs: Menzelet & Kilavuzlu HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$335.0 million. The sales agreement was signed on March 9, 2018.

Manyas HPP: Manyas HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$15.8 million. The sales agreement was signed on April 27, 2018.

Gönen HPP: Gönen HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$12.3 million. The sales agreement was signed on December 25, 2018.

Sütçüler HPP: Sütçüler HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$1.6 million. The sales agreement was signed on December 20, 2018.

Tohma HPP: Tohma HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$10.9 million. The sales agreement was signed on January 2, 2019.

Dinar 2 HPP: Dinar 2 HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$1.5 million. The sales agreement was signed on February 27, 2019.

Çine HPP: Çine HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$20.8 million. The sales agreement was signed on April 22, 2019.

Ahiköy I – II HPPs: The tender for Ahiköy I – II HPPs and their related real estate and tangible assets was made on January 20, 2020. The tender was held on September 20, 2020. The highest bid was U.S.$1.5 million. The sales agreement was signed on January 22, 2021.

Çamlıca I HPP: Çamlıca HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$67.03 million. The sales agreement was signed on November 5, 2021.

Tortum HPP: Tortum HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$22.9 million. The sales agreement was signed on December 8, 2021.

Topçam HPP: Topçam HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$78.9 million. The sales agreement was signed on December 24, 2021.

Çal HPP: Çal HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$0.6 million. The sales agreement was signed on February 28, 2022.

Akköprü HPP: Akköprü HPP and its related real estate and tangible assets owned by EÜAŞ were to be privatized under the TOR method, but the tender was canceled by a Presidential Decision. Privatization preparations are currently underway.

Girlevik II and Mercan (HPP): The tender announcement for the privatization of Girlevik II and Mercan HPP under the TOR method, valid for for 49 years, was made in February of 2021. The final negotiations were held in December of 2021. The highest bid was U.S.$10.1 million. The TOR agreement was signed on August 5, 2022.

Dereiçi HPP: The tender announcement for the privatization of Dereiçi HPP with TOR method for 49 years was made on November 15, 2022. The final negotiations were held on January 17, 2023. The highest bid was U.S.$1.16 million. The TOR agreement will be signed with the highest bidder upon Presidency approval.

(2) Çayırhan “A” Thermal Power Plant and Mining Site

•

The contract for the Operating Rights of Çayırhan Thermal Power Plant, which has been operated by Ciner Group for 20 years as of 01.07.2000 within the scope of the Law No. 3096, has expired as of 30.06.2020.

•	With the Presidential Decision (Decision) dated 11.11.2021 and numbered 4770;

•	Çayırhan Thermal Power Plant owned by EÜAŞ,

•	immovable property indicated in the Decision owned by EÜAŞ and the Treasury,

•	movables owned by Çayırhan Lignite Enterprise owned by EÜAŞ,

•	immovables in Uluköy and Karaköy districts, owned by EÜAŞ and the Treasury,

•	are planned to be privatized through “Asset Sale” method.

•	Licenses No. 23405 and 30963 registered in the name of EÜAŞ and the mentioned mining sites are planned to be privatized through “Transfer of Operating Rights” method.

•	A contract was signed with the Technical Consultant on March 2022. Privatization preparatory work continues.

•	Estimated tender date is the last quarter of 2023.

(3) Esenyurt Natural Gas Combined Cycle Power Plant

•

Esenyurt Power Plant with 180 MW installed power, which started its operations on May 22, 1999 with the Build-Operate-Transfer method, was taken over by EÜAŞ after the 20-Year Concession Agreement which was expired on May 22, 2019.

•	Later; it was included in the scope and program of privatization with the President’s Decision dated October 22, 2020 and numbered 3120.

•	The location of the power plant is 8 km from the Kanal Istanbul project, which is planned to be built, and 2 km from the E-80 road.

•	A contract was signed with technical consultant on April 2022.

•

It is envisaged that the equipment belonging to the power plant will be dismantled and returned to EÜAŞ and the property will be privatized with the “Asset Sale” method. Privatization preparatory work continues.

•	The estimated tender date is the first quarter of 2024.

(4) Tekirdağ “A” and “B” Natural Gas Combined Cycle Power Plants

•

Tekirdağ “A” Natural Gas Combined Cycle Power Plant, located in Tekirdağ Province, Marmara Ereğlisi District, with an installed power of 488.88 MWm and 478 Mwe, started commercial production in 1999 and was transferred to EÜAŞ from Uni-mar Enerji Yatırımlar A.Ş. in 2019.

•

With the President’s Decisions dated 08.03.2022 and numbered 5276 and 5277, Tekirdağ Natural Gas Combined Cycle A Power Plant was included in its scope and program with its immovables and other assets.

•

The Tekirdağ Natural Gas Combined Cycle B Power Plant, together with its immovables, has been included in the privatization scope in accordance with “program of certain land and sea waters under the rule and disposal of the State.”

•	The privatization tender is planned to be made on an investment conditional basis with the “Asset Sale” method.

•	A contract was signed with the technical consultant in April 2022.

•	Privatization preparatory work continues.

Turkish Electricity Transmission Corporation (Türkiye Elektrik İletim A.Ş (TEİAŞ.)):

Turkish Electricity Transmission Corporation (Türkiye Elektrik İletim A.Ş (TEİAŞ.): TEİAŞ was included in the privatization portfolio by Presidential Decree on July 2, 2021. It was decided to privatize TEİAŞ through a public offering.

The Privatization Administration hired legal, technical and financial consultants to prepare the company for the public offering. The Privatization Administration signed contracts with three consulting firms:

1-Legal consultancy consortium (Erdem & Erdem-Morgan Lewis),

2- IPO readiness consultant (Ernst & Young) who will carry out the IPO preparation process.

3- Technical consultant (MRC).

In addition to these consultants, TEİAŞ has signed a contract with an International audit firm (PwC) to audit TEİAŞ’s 2018-2023 financial records to support the IPO preparation.

Technical studies for the privatization program of the company are ongoing.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was launched. 10 out of 14 mills were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$125.0 million. The sales agreement was signed on August 17, 2018.

Alpullu Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$29.0 million. The sales agreement was signed on November 30, 2018.

Bor Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 06, 2018. The highest bid was U.S.$53.3 million. The sales agreement was signed on September 20, 2018.

Çorum Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 09, 2018. The highest bid was U.S.$112.2 million. The sales agreement was signed on June 25, 2018.

Elbistan Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$63.2 million. The sales agreement was signed on July 11, 2018.

Erzurum—Erzincan Sugar Mills: Tender announcement was made on April 21, 2018. The final negotiations with the bidders were completed on May 10, 2018. The highest bid was U.S.$59.3 million. The sales agreement was signed on July 16, 2018.

Kırşehir Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 6, 2018. The highest bid was U.S.$68.1 million. The sales agreement was signed on May 24, 2018.

Muş Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$48.5 million. The sales agreement was signed on July 12, 2018.

Turhal Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 16, 2018. The highest bid was U.S.$123.4 million. The sales agreement was signed on June 7, 2018.

All of the shares in Türkşeker’s capital were excluded from the scope and program of privatization under the Presidential Decision dated April 29, 2021 and numbered 3923. Türkşeker’s shares were instead transferred to the Türkiye Wealth Fund (TWF).

Türkşeker was subsequently affiliated to the Ministry of Agriculture and Forestry with the Presidential Decision dated November 12, 2021 and numbered 4803.

Ports

İzmir Port: The operations of the İzmir Port Authority were transferred to the Türkiye Wealth Fund on February 3, 2017 under Privatization High Council Decision No. 2017/5.

Tekirdağ Port: The tender announcement to privatize the port under the TOR method for 36 years was made on October 11, 2017, and the final bidding date was December 20, 2017. Final negotiations were held on January 5, 2018. The highest bidding amount was U.S.$65.5 million. The tender was approved by the President of the Republic of Türkiye on October 31, 2018. The Agreement for Transfer of Operational Rights was made on December 26, 2018 and all procedures have been accomplished.

Güllük Marina: The tender announcement for the privatization of Güllük Marina under the TOR method for 45 years was made on September 14, 2020, and the final bidding date was November 12, 2020. Final negotiations were held on November 24, 2020. The highest bidding amount was U.S.$4.1 million. The Agreement for Transfer of Operational Rights was made on June 21, 2021 and all procedures have been accomplished. Güllük Marina area is an empty area and there is no marina in the specified location. With the privatization the new investor will build, operate and transfer at the end of the TOR period.

Taşucu Port and Rear Area: The tender announcement for the privatization of the Taşucu Port and its rear area under the TOR method for 40 years was made on May 7, 2021; the final bidding date was September 8, 2021. Final negotiations were held on September 22, 2021. The highest bid was U.S.$79.2 million. The Agreement for Transfer of Operational Rights was entered into on January 21, 2022 and all procedures have been accomplished.

Çanakkale Kuzu Marina: The tender announcement for the privatization of Çanakkale Kuzu Marina under the TOR for 36 years was made on November 5, 2018, with the last bidding date set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids.

Fenerbahçe Kalamış Marina: The marina is located in the Anatolian side of Istanbul and is classified as the most significant and important marina in Türkiye. The tender announcement was made on November 17, 2017 and the tender was cancelled on April 27, 2018 as a result of an insufficient number of investors. A new tender announcement for privatization of Fenerbahçe Kalamış Marina via the TOR method for 40 years was made on March 27, 2021. The final bidding date was July 7, 2021. However, the tender was cancelled.

Other Sectors

National Lottery (Milli Piyango): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56.09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender (2016) was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017. The amount of the sale was U.S.$6.7 million.

TP Petroleum Distribution Company (TP Petrol Dağıtım A.Ş.): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bid was U.S.$134.7 million. The transfer of shares was made on April 4, 2017.

Hidrojen Peroksit A.Ş.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bid was U.S.$4.5 million. The transfer of shares was made on July 9, 2018.

Periodic Inspection Services: Periodic inspection services carried out within the framework of the Measures and Adjustments Law No. 3516 were included in the scope and program of privatization with the Presidential Decree No. 3124 dated October 22, 2020. Tender preparation work continues.

Other Real Estate

In addition to these above-mentioned privatizations, from January 1, 2022 to December 31, 2022, the total amount of real estate privatizations reached approximately U.S.$441.2 million

GRANTS, AIDS AND SPECIAL REVENUES

According to the Public Financial Management and Control Law No. 5018, “special revenue” refers to the revenues obtained from the activities of the administrations within the scope of the general budget, other than public duties and services, specified in the relevant laws or Presidential decrees and from the delivery of priceable goods and services and shown in the general budget.

Special revenues of general budget administrations are recorded as revenue in the General Budget Table (B) and their equivalent is allocated as special appropriations to general budget administrations.

The Higher Education Student Loans and Dormitories Institution and the General Directorate of Sports, which were among the special budget administrations, were included in the general budget administrations beginning in 2018 with the Decree Law No. 703.

As a result of this change, revenues from the delivery of priceable goods and services of these two institutions, such as tuition loan repayments revenues and dormitory bed fees obtained by the Higher Education Student Loans and Dormitories Institution, which were previously included in their own revenues are now considered special revenues and are recorded within the scope of “Grants and Aids and Special Revenues.” Increases in the amounts recorded in the special revenue item since 2019 are due primarily to the fact that the revenue items of the aforementioned institutions are now recorded within the scope of the revenues of general budget administrations.

In 2022, Grants and Aids and Special Revenues was approximately TL 28 billion. Special Revenues, which are a sustainable source of revenue, constitute 92.3% of this revenue item. Special revenues consists of 48.5% from Spor-Toto Share Revenues, 21.6% from Education Loan Reimbursement Revenues, 10.6% from Dormitory Revenues obtained by the Ministry of Youth and Sports, 6.8% from Transformation Revenues for Areas Under Disaster Risk and 12.5% from other Special Revenues. Due to the closure of schools and dormitories during the COVID-19 pandemic in 2021, Education Loan Reimbursement Revenues and Dormitory Revenues obtained by the Higher Education Credit and Hostels Institution were not collected. Therefore, the collection amounts for 2022 were elevated as compared to 2021.

Grants and Aids Received from Institutions and Individuals constitute 6.5% of Grants and Aids and Special Revenues, with TL 1.807 billion in revenue in 2022. In the sub-heading of this revenue item, the most dominant item is “Conditional Grants and Aids Received from Institutions and Individuals”, which constitute 6.4% of Grants and Aids and Special Revenues. Grants and aids received from institutions and individuals are not considered sustainable as this income can change from year to year and is unpredictable, and such grants and aids are given on a voluntary basis.

Revenues Received for Service Delivery were TL 335.177 million in revenue in 2022, and represented a share of 1.2% in the total revenue. This item does not constitute sustainable source of revenue. Revenues Received for Service Provision are generated depending on the service needs of the institutions which are outside the scope of the Central Government Budget, to be provided by institutions which are within the scope of the Central Government Budget. In this respect, these revenues will be high in periods when service needs are high and low in periods when service needs are low.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Incentive Fund and the Support Price Stabilization Fund, for the 2018-2022 period:

Table 58

Extra Budgetary Funds (in millions of Turkish Lira)	2018	2019	2020	2021	2022(1)
Revenues	33,527	33,240	45,915	55,425	101,554
Expenditures	38,300	34,219	45,253	44,033	99,304
Surplus (Deficit)	-4,773	-979	662	11,392	2,250
Financing	4,773	979	-662	-11,392	-2,250

(1)	Provisional

Source: Presidency of the Republic of Türkiye Presidency of Strategy and Budget

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2018, total expenditures by local authorities increased 15.98% to TL 137,442 million, and the deficit was TL 21,758 million. In 2019, total expenditures by local authorities decreased 5.65% to TL 129,679 million, and the deficit was TL 8,900 million. In 2020, total expenditures by local authorities increased 6.22% to TL 137,749 million, and the surplus was TL 3,717 million. In 2021, total expenditures by local authorities increased 38.27% to TL 190,459 million, and the surplus was TL 5,420 million. In 2022, total expenditures by local authorities is projected to have increased by 85.18% to TL 352,692 million, and the deficit to TL 1,298 million. The following table presents the operating balance of the local authorities for the years indicated:

Table 59

Local Authorities (in millions of Turkish Lira)	2018	2019	2020	2021	2022 (1)
Revenues	115,685	120,779	141,466	195,879	351,394
Expenditures	137,442	129,679	137,749	190,459	352,692
Surplus (Deficit)	-21,758	-8,900	3,717	5,420	-1,298

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 60

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2018	2019	2020	2021	2022(1)
Agriculture	8.6	6.6	6.0	7.3	9.3
Mining	2.6	4.1	3.5	6.0	5.9
Manufacturing	0.4	0.6	0.5	0.5	0.7
Energy	3.6	7.0	7.4	7.9	7.3
Transport and communication	40.7	35.5	42.1	37.1	34.5
Tourism	0.6	0.3	0.2	0.2	0.2
Housing	1.0	1.3	1.0	0.9	0.5
Education	9.6	13.2	10.1	11.0	10.8
Health	4.4	4.9	5.2	4.9	7.7
Other Services	28.5	26.6	24.0	24.2	21.3
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	168,305	141,486	159,947	234,076	480,698

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2018, the central budget deficit was TL 72,8 billion, representing 1.94% of GDP. Total PSBR was 2.44% of GDP. In 2019, the central budget deficit was TL 124,7 billion, representing 2.89% of GDP. In 2020, the central budget deficit was TL 175,3 billion, representing 3.47% of GDP. In 2021, the central budget deficit was TL 201.5 billion, representing 2.78% of GDP. In 2022, the central budget deficit was 461.2 billion, representing 1% of GDP.

In 2018, total public debt stock (gross) as a percentage of GDP increased to 31.1%, and the net debt of the public sector realized as 13.5%. In 2019, total public debt stock (gross) as a percentage of GDP increased to 33.7%, and the net debt of the public sector realized as 16.3%. In 2020, total public debt stock (gross) as a percentage of GDP increased to 38.8%, and the net debt of public sector realized as 19.2%. In 2021, total public debt stock (gross) as percentage of GDP increased to 41.5%, and the net debt of public sector realized as 20.5%. In 2022, total public debt stock (gross) as percentage of GDP increased to 30.3%, and the net debt of public sector realized as 16.8%.

The following table sets forth information as to Türkiye’s public sector borrowing requirement based on the Medium Term Program 2023-2025:

Table 61

Public Sector Borrowing Requirement (as a percentage of GDP)	2018	2019	2020	2021	2022(1)
Central Government Budget	1.94	2.89	3.47	2.78	3.43
Local administrations	0.58	0.21	-0.07	-0.07	0.01
Social Security Institutions	-0.04	-0.05	-0.03	0.00	0.00
Unemployment Insurance Fund	-0.29	-0.09	0.56	0.17	-0.20
Revolving Funds	0.04	0.05	0.01	-0.09	-0.01
EBFs	0.13	0.02	-0.01	-0.16	-0.02
SOEs	0.08	0.21	-0.01	-0.09	3.20
SOEs not under privatization	0.08	0.17	-0.04	-0.09	3.20
SOEs under privatization	0.01	0.04	0.04	0.00	0.00
Total	2.44	3.24	3.92	2.54	6.42

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

DEBT

GENERAL

In Türkiye, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as lease certificates, zero coupon, inflation indexed, foreign exchange-denominated, gold denominated securities and government bonds with fixed coupon payments, floating rate notes and Turkish Lira Overnight Reference Rate-indexed notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Türkiye.

Türkiye has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1985.

On October 31, 2022, the Treasury published the 2023 financing program based on the 2023-2025 Medium Term Program projections. According to the financing program, the total amount of debt service in 2023 is projected to be TL 1,082.8 billion, comprising payments of TL 563.6 billion in principal and TL 519.2 billion in interest. Total domestic debt service is expected to be TL 805.8 billion while total external debt service is expected to be TL 276.9 billion. On the external financing front, the Treasury announced that up to U.S.$10.0 billion equivalent external financing is planned in 2023 through bond and lease certificate issuances in international markets.

The total gross outstanding external debt of Türkiye was approximately U.S.$445.3 billion at the end of March 2022, U.S.$440.5 billion at the end of June 2022, U.S.$438.6 billion at the end of September 2022, and U.S.$458.7 billion at the end of December 2022. It was approximately U.S.$437.3 billion as of the end of 2021.

As of December 31, 2022, the aggregate amount of scheduled repayment of principal and interest of external debt of Türkiye is U.S.$67.1 billion for 2023 (February-December), U.S.$49.6 billion for 2024, U.S.$46.5 billion for 2025 and U.S.$43.5 billion for 2026.

Türkiye’s central government domestic debt was approximately TL 1,905,331 million on December 31, 2022, compared to TL 1,321,189 million on December 31, 2021. These numbers represent an approximate 5.5 percentage point (pp) decrease (from 18.2% in 2021 to 12.7% in 2022) in the ratio of domestic debt to GDP between two years.

The EU-defined general government debt to GDP ratio in 2022 was 31.7%.

DOMESTIC DEBT

The share of foreign investors in total domestic debt followed a fluctuating course between 2018 and 2022. The ratio was 14.0%, 10.1%, 4.0%, 2.9% and 0.8% for the years between 2018 and 2022, respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2022 similar to the previous years. The sensitivity of the debt stock to macroeconomic variables was decreased by issuing TL-denominated, fixed-rate and long-term securities and positive developments were acquired in terms of maturity, cost of borrowing and composition of domestic borrowing.

With the implementation of strategic benchmark policy, benchmark government bonds were reopened on a regular basis. For this purpose, TL-denominated 2-, 5- and 10-year fixed rate coupon bonds have been issued on a regular basis as in international practice.

The Ministry’s one of main borrowing strategies is decreasing the share of domestic debt stock denominated in foreign currency. In this context, the Ministry reduced the share of foreign exchange-denominated issuances in total domestic borrowing from 12.2% in 2021 to 4.1% in 2022, thus the share of foreign currency debt stock in total domestic debt stock, which was 29.4% by the end of 2021, was realized as 26.9% at the end of 2022.

In accordance with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, the Republic began to issue Turkish Lira Overnight Reference Rate indexed government bonds in 2020, the first such bonds issued by a sovereign in the world. The Republic continued issuing these bonds in 2021.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold-denominated lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. Gold bonds and gold-denominated lease certificates were issued for institutional investors for the first time in 2019. With these issuances, the Treasury has collected 4.2, 82.3, 113.7, 141.6 and 49.2 tons of gold for the years 2018, 2019, 2020, 2021, and 2022 respectively. Also, 2.8 billion Euro-denominated and 2.5 billion USD-denominated bonds and lease certificates were issued in 2021 and 1.6 billion USD-denominated bonds were issued in domestic market for institutional investors in 2022. Issuing lease certificates has raised U.S.$10 billion from the international markets between 2018 and 2022 and TL 318.1 billion from the domestic markets between 2018 and 2022.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Türkiye in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2018, the Treasury conducted 98 buy-back auctions and successfully bought back a net of TL 1.9 billion worth of bonds. The Treasury conducted 12 buy-back auctions and successfully bought back a net of TL 58 million worth of bonds through the end of the February 2019. Furthermore, the Treasury has initiated switch auctions to smooth debt redemption profile and facilitate secondary markets by switching a net of TL 24.1 and 20.0 billion worth of bonds in 2020 and 2021, respectively.

The average maturity of cash borrowing was 59 months in 2018, 30 months in 2019, 34 months in 2020, 54 months in 2021 and 70 months in 2022. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 17.5%, 18.3%,10.5%, 17.5% and 16.3% in 2018, 2019, 2020, 2021 and 2022 respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

In June 2022, in order to encourage domestic savings in TL denominated assets, diversify borrowing instruments and broaden the investor base, the Treasury issued TL 6.6 billion worth of revenue indexed notes via public offerings. The quarterly coupon payments of these instruments are calculated by revaluing the determined rate of return by the rate of realized and expected revenues of the state owned enterprises within a guaranteed minimum and maximum range.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2018-2022:

Table 62

Auctions for zero coupon treasury notes in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	16.01.2018	17.01.2018	16.01.2019	13.53	13.53	13.53	639,000	1,021,975	900,187
10 Month T. Bill (301 days) (r-o)	12.02.2018	14.02.2018	12.12.2018	10.95	13.25	13.39	463,051	1,075,557	969,368
12 Month G. Bond (364 days)	12.06.2018	13.06.2018	12.06.2019	19.00	19.00	19.00	1,179,549	2,190,977	1,841,167
11 Month T. Bill (336 days) (r-o)	9.07.2018	11.07.2018	12.06.2019	17.41	18.86	18.99	1,227,520	4,159,249	3,542,430
10 Month T. Bill (308 days) (r-o)	6.08.2018	8.08.2018	12.06.2019	16.37	19.34	19.62	775,263	2,272,376	1,952,744
3 Month T. Bill (91 days)	13.08.2018	15.08.2018	14.11.2018	5.58	22.34	24.28	1,090,116	1,578,407	1,494,926
12 Month G. Bond (364 days)	18.09.2018	19.09.2018	18.09.2019	25.05	25.05	25.05	1,231,302	2,759,360	2,206,605
13 Month G. Bond (392 days)	12.11.2018	14.11.2018	11.12.2019	21.40	19.87	19.73	1,257,550	1,193,020	982,750
2018 Total							7,863,352	16,250,922	13,890,177

Source: Ministry of Treasury and Finance

Table 63

Auctions for zero coupon treasury notes in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	15.01.2019	16.01.2019	15.01.2020	18.98	18.98	18.98	502,999	2,193,336	1,843,369
11 Month T. Bill (336 days) (r-o)	12.02.2019	13.02.2019	15.01.2020	17.66	19.13	19.26	753,021	2,953,459	2,510,263
9 Month T. Bill (266 days) (r-o)	19.03.2019	20.03.2019	11.12.2019	14.23	19.47	19.97	1,793,961	3,152,618	2,759,837
12 Month G. Bond (364 days)	13.05.2019	15.05.2019	13.05.2020	26.12	26.12	26.12	4,750,439	9,133,291	7,241,962
12 Month G. Bond (364 days)	10.06.2019	12.06.2019	10.06.2020	24.45	24.45	24.45	3,484,482	7,095,979	5,701,702
6 Month T. Bill (175 days) (r-o)	18.06.2019	19.06.2019	11.12.2019	10.68	22.21	23.49	2,150,572	2,369,299	2,140,732
14 Month G. Bond (434 days)	8.07.2019	10.07.2019	16.09.2020	25.02	20.99	20.60	6,792,943	12,734,009	10,185,406
3 Month T. Bill (91 days)	9.07.2019	10.07.2019	9.10.2019	5.15	20.60	22.25	1,666,887	2,196,861	2,089,238
13 Month G. Bond (392 days) (r-o)	19.08.2019	21.08.2019	16.09.2020	16.57	15.38	15.30	1,990,493	4,012,561	3,442,332
13 Month G. Bond (385 days)	17.09.2019	18.09.2019	7.10.2020	16.12	15.28	15.18	2,743,996	3,786,073	3,260,458
3 Month T. Bill (91 days)	21.10.2019	23.10.2019	22.01.2020	3.33	13.32	14.00	487,226	1,408,634	1,363,234
12 Month T. Bill (350 days) (r-o)	22.10.2019	23.10.2019	7.10.2020	13.60	14.14	14.18	1,977,001	2,802,164	2,466,686
11 Month T. Bill (329 days) (r-o)	12.11.2019	13.11.2019	7.10.2020	11.01	12.18	12.25	3,721,370	5,942,002	5,352,729
6 Month T. Bill (182 days) (r-o)	10.12.2019	11.12.2019	10.06.2020	5.51	11.02	11.32	1,834,046	3,998,579	3,789,739
2019 Total							34,649,435	63,778,865	54,147,688

Source: Ministry of Treasury and Finance

Table 64

Auctions for zero coupon treasury notes in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
15 Month G. Bond (455 days)	14.01.2020	15.01.2020	14.04.2021	13.23	10.59	10.45	7,255,021	7,433,856	6,565,118
3 Month T. Bill (91 days)	21.01.2020	22.01.2020	22.04.2020	2.32	9.26	9.59	3,858,754	2,045,063	1,998,765
14 Month G. Bond (434 days) (r-o)	4.02.2020	5.02.2020	14.04.2021	12.26	10.28	10.18	4,837,685	4,900,561	4,365,429
15 Month G. Bond (455 days)	10.03.2020	11.03.2020	9.06.2021	14.12	11.30	11.14	3,891,375	5,581,747	4,891,167
14 Month G. Bond (427 days) (r-o)	6.04.2020	8.04.2020	9.06.2021	14.21	12.11	11.99	5,598,290	8,682,274	7,602,294
5 Month T. Bill (161 days) (r-o)	27.04.2020	29.04.2020	7.10.2020	3.37	7.63	7.79	5,037,094	6,782,192	6,560,899
13 Month G. Bond (399 days) (r-o)	4.05.2020	6.05.2020	9.06.2021	9.12	8.32	8.29	9,780,652	10,949,292	10,034,244
7 Month T. Bill (196 days)	22.05.2020	27.05.2020	9.12.2020	4.25	7.89	8.03	1,790,415	1,916,078	1,838,013
12 Month G. Bond (364 days) (r-o)	9.06.2020	10.06.2020	9.06.2021	8.45	8.45	8.45	2,081,744	2,117,994	1,952,900
6 Month T. Bill (175 days) (r-o)	16.06.2020	17.06.2020	9.12.2020	3.87	8.04	8.21	3,080,920	2,576,021	2,480,092
13 Month G. Bond (392 days)	21.07.2020	22.07.2020	18.08.2021	10.30	9.57	9.53	2,039,745	1,705,010	1,545,779
2020 Total							49,251,694	54,690,088	49,834,701

Source: Ministry of Treasury and Finance

Table 65

Auctions for zero coupon treasury notes in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
15 Month G. Bond (448 days)	19.01.2021	20.01.2021	13.04.2022	19.39	15.76	15.49	1,893,033	1,949,505	1,632,864
14 Month G. Bond (413 days) (r-o)	23.02.2021	24.02.2021	13.04.2022	17.81	15.70	15.54	936,591	587,527	498,704
14 Month G. Bond (406 days)	4.05.2021	5.05.2021	15.06.2022	20.46	18.34	18.16	1,777,476	1,013,159	841,085
12 Month G. Bond (371 days) (r-o)	8.06.2021	9.06.2021	15.06.2022	19.09	18.73	18.70	1,614,438	1,000,257	839,883
11 Month T. Bill (322 days) (r-o)	27.07.2021	28.07.2021	15.06.2022	16.68	18.85	19.05	1,723,153	1,602,410	1,373,394
9 Month T. Bill (266 days) (r-o)	21.09.2021	22.09.2021	15.06.2022	13.24	18.11	18.54	3,688,608	6,278,611	5,544,644
8 Month T. Bill (238 days) (r-o)	19.10.2021	20.10.2021	15.06.2022	11.79	18.03	18.58	2,393,246	3,355,328	3,001,474
13 Month G. Bond (392 days)	8.11.2021	10.11.2021	7.12.2022	18.85	17.50	17.39	2,625,027	5,001,241	4,208,041
2021 Total							16,651,573	20,788,038	17,940,089

Source: Ministry of Treasury and Finance

Table 66

Auctions for zero coupon treasury notes in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
13 Month G. Bond (378 days)	10.01.2022	12.01.2022	25.01.2023	24.78	23.86	23.76	2,589,066	4,045,352	3,242,034
11 Month T. Bill (343 days) (r-o)	15.02.2022	16.02.2022	25.01.2023	18.14	19.25	19.35	5,713,621	4,960,098	4,198,627
11 Month T. Bill (322 days) (r-o)	8.03.2022	9.03.2022	25.01.2023	19.6	22.16	22.43	4,396,264	4,613,840	3,857,683
11 Month T. Bill (315 days)	12.04.2022	13.04.2022	22.02.2023	19.31	22.31	22.63	3,234,799	4,042,001	3,387,807
9 Month T. Bill (273 days) (r-o)	24.05.2022	25.05.2022	22.02.2023	18.02	24.03	24.73	3,093,912	6,747,812	5,717,409
8 Month T. Bill (252 days) (r-o)	13.06.2022	15.06.2022	22.02.2023	16.39	23.67	24.51	897,288	2,018,772	1,734,548
13 Month G. Bond (385 days)	20.09.2022	21.09.2022	11.10.2023	15.71	14.85	14.79	853,977	3,403,459	2,941,441
13 Month G. Bond (399 days)	7.11.2022	9.11.2022	13.12.2023	16.35	14.91	14.81	1,838,101	3,761,466	3,232,937
2022 Total							22,617,028	33,592,800	28,312,486

Source: Ministry of Treasury and Finance

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	9.01.2018	10.01.2018	13.11.2019	6.51	13.02	13.44	1,978,166	1,839,611	1,875,023
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.01.2018	24.01.2018	18.01.2023	6.12	12.24	12.61	1,868,888	2,404,204	2,400,671
10 Year Semi-Annual Coupon G. Bond (3486 days) (r-o)	23.01.2018	24.01.2018	11.08.2027	5.92	11.84	12.19	1,636,565	2,014,863	1,951,901
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.02.2018	14.02.2018	18.01.2023	6.05	12.11	12.47	3,822,762	4,914,463	4,964,786
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.02.2018	14.02.2018	13.11.2019	6.51	13.02	13.44	2,060,241	2,056,070	2,121,226
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	13.02.2018	14.02.2018	11.08.2027	5.89	11.79	12.13	1,958,868	4,207,566	4,114,872
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	13.03.2018	14.03.2018	18.01.2023	6.44	12.88	13.30	2,512,746	2,855,914	2,833,038
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	20.03.2018	21.03.2018	13.11.2019	6.76	13.53	13.98	1,933,436	1,876,451	1,945,861
10 Year Semi-Annual Coupon G. Bond (3640 days)	20.03.2018	21.03.2018	8.03.2028	6.22	12.45	12.83	3,303,339	2,049,310	2,043,879

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	10.04.2018	11.04.2018	8.03.2028	6.40	12.80	13.21	1,628,844	1,998,975	1,968,754
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.04.2018	18.04.2018	18.01.2023	6.58	13.17	13.60	3,046,465	2,574,335	2,559,375
2 Year Semi-Annual Coupon G. Bond (546 days) (r-o)	15.05.2018	16.05.2018	13.11.2019	7.99	15.97	16.61	692,625	1,579,546	1,519,000
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	15.05.2018	16.05.2018	18.01.2023	7.69	15.37	15.96	857,971	1,775,157	1,657,444
5 Year Semi-Annual Coupon G. Bond (1820 days)	18.06.2018	20.06.2018	14.06.2023	8.28	16.56	17.24	1,579,787	3,330,590	3,290,955
2 Year Semi-Annual Coupon G. Bond (511 days) (r-o)	19.06.2018	20.06.2018	13.11.2019	9.25	18.49	19.35	1,767,811	3,377,058	3,197,261
10 Year Semi-Annual Coupon G. Bond (3549 days) (r-o)	19.06.2018	20.06.2018	8.03.2028	8.14	16.28	16.94	1,436,432	3,045,565	2,570,028
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	9.07.2018	11.07.2018	14.06.2023	8.66	17.13	18.08	3,860,336	5,035,566	4,897,486
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	10.07.2018	11.07.2018	13.11.2019	9.67	19.34	20.28	2,460,785	3,777,678	3,578,139
10 Year Semi-Annual Coupon G. Bond (3528 days) (r-o)	10.07.2018	11.07.2018	8.03.2028	8.44	16.89	17.60	1,614,219	3,493,380	2,889,198
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	7.08.2018	8.08.2018	14.06.2023	10.50	21.00	22.10	1,187,895	2,293,617	2,015,926
2 Year Semi-Annual Coupon G. Bond (728 days)	13.08.2018	15.08.2018	12.08.2020	11.76	23.51	24.89	902,686	1,735,243	1,721,707
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	11.09.2018	12.09.2018	12.08.2020	11.85	23.71	25.11	2,491,374	3,320,374	3,341,595
2 Year Semi-Annual Coupon G. Bond (658 days) (r-o)	23.10.2018	24.10.2018	12.08.2020	12.24	24.49	25.98	1,381,732	1,818,898	1,858,842
5 Year Semi-Annual Coupon G. Bond (1820 days)	23.10.2018	24.10.2018	18.10.2023	10.19	20.38	21.42	819,742	1,723,005	1,708,309
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.11.2018	14.11.2018	18.10.2023	8.47	16.95	17.67	2,027,152	878,370	978,407
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.11.2018	14.11.2018	12.08.2020	8.99	17.98	18.79	1,750,930	1,008,112	1,138,056
2 Year Semi-Annual Coupon G. Bond (609 days) (r-o)	11.12.2018	12.12.2018	12.08.2020	8.91	17.82	18.62	1,656,691	2,460,593	2,820,456
2018 Total							52,238,490	69,444,515	67,962,199

Source: Ministry of Treasury and Finance

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	22.01.2019	23.01.2019	12.08.2020	8.66	17.32	18.06	2,325,474	1,219,688	1,434,438
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	19.02.2019	20.02.2019	12.08.2020	8.79	17.57	18.34	2,910,555	4,924,543	5,281,235
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.03.2019	27.03.2019	12.08.2020	9.27	18.53	19.39	1,140,522	3,089,967	3,331,356
2 Year Semi Annual Coupon G. Bond (728 days)	22.04.2019	24.04.2019	21.04.2021	10.54	21.07	22.18	2,464,429	3,225,190	3,216,445
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	14.05.2019	15.05.2019	21.04.2021	11.94	23.88	25.31	2,455,340	4,670,568	4,517,185
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	11.06.2019	12.06.2019	21.04.2021	10.83	21.66	22.83	2,146,320	3,585,789	3,643,013
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	9.07.2019	10.07.2019	21.04.2021	9.25	18.50	19.35	3,967,199	5,633,193	6,074,445
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	16.09.2019	18.09.2019	21.04.2021	7.44	14.89	15.44	5,568,165	2,813,435	3,282,036
2 Year Semi Annual Coupon G. Bond (728 days)	21.10.2019	23.10.2019	20.10.2021	6.99	13.98	14.47	2,468,006	3,693,706	3,682,144
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	5.11.2019	6.11.2019	24.07.2024	6.11	12.22	12.59	3,021,665	2,575,400	2,345,745
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	11.11.2019	13.11.2019	20.10.2021	5.96	11.92	12.27	3,883,319	5,236,470	5,443,525
6 Year Semi Annual Coupon G. Bond (2282 days) (r-o)	12.11.2019	13.11.2019	11.02.2026	6.09	12.17	12.54	2,711,985	1,663,129	1,590,814
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	17.12.2019	18.12.2019	20.10.2021	5.77	11.55	11.88	3,875,929	4,461,652	4,717,306
2019 Total							38,938,908	46,792,731	48,559,688

Source: Ministry of Treasury and Finance

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	27.01.2020	29.01.2020	20.10.2021	4.93	9.85	10.09	3,798,563	3,233,449	3,550,938
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.02.2020	26.02.2020	20.10.2021	5.75	11.51	11.84	3,750,578	3,015,632	3,259,901
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	23.03.2020	25.03.2020	20.10.2021	5.33	10.65	10.94	2,541,216	4,359,915	4,807,768
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	28.04.2020	29.04.2020	20.10.2021	4.39	8.77	8.97	3,485,330	3,158,808	3,383,117
2 Year Semi Annual Coupon G. Bond (728 days)	5.05.2020	6.05.2020	4.05.2022	4.72	9.43	9.65	7,914,432	7,366,080	7,309,273
2 Year Semi Annual Coupon G. Bond (497 days) (r-o)	11.05.2020	13.05.2020	22.09.2021	4.36	8.71	8.90	2,214,196	2,517,957	2,564,185
2 Year Semi Annual Coupon G. Bond (693 days) (r-o)	8.06.2020	10.06.2020	4.05.2022	4.51	9.02	9.22	3,698,730	3,197,140	3,223,414
3 Year Semi Annual Coupon G. Bond (938 days) (r-o)	23.06.2020	24.06.2020	18.01.2023	4.74	9.48	9.70	3,774,406	3,182,995	3,540,608
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	6.07.2020	8.07.2020	4.05.2022	4.75	9.50	9.72	3,935,028	3,332,221	3,356,181
3 Year Semi Annual Coupon G. Bond (910 days) (r-o)	20.07.2020	22.07.2020	18.01.2023	5.24	10.49	10.76	2,681,975	1,921,525	1,992,200
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	11.08.2020	12.08.2020	4.05.2022	6.79	13.57	14.03	2,256,145	2,925,217	2,794,726

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
4 Year Semi Annual Coupon G. Bond (1428 days) (r-o)	24.08.2020	26.08.2020	24.07.2024	6.81	13.61	14.07	1,941,518	4,220,572	3,672,189
2 Year Semi Annual Coupon G. Bond (595 days) (r-o)	15.09.2020	16.09.2020	4.05.2022	6.44	12.88	13.29	3,403,167	1,453,678	1,420,342
5 Year Semi Annual Coupon G. Bond (1967 days) (r-o)	22.09.2020	23.09.2020	11.02.2026	6.69	13.37	13.82	2,993,318	2,766,314	2,505,315
5 Year Semi Annual Coupon G. Bond (1820 days)	6.10.2020	7.10.2020	1.10.2025	6.29	12.59	12.98	2,709,157	3,748,160	3,749,732
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	20.10.2020	21.10.2020	4.05.2022	6.73	13.45	13.90	2,717,415	2,334,717	2,291,245
2 Year Semi Annual Coupon G. Bond (728 days)	10.11.2020	11.11.2020	9.11.2022	7.10	14.20	14.70	2,038,551	1,848,160	1,838,881
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	10.11.2020	11.11.2020	1.10.2025	6.63	13.27	13.71	2,028,926	1,615,936	1,596,900
10 Year Semi Annual Coupon G. Bond (3640 days)	24.11.2020	25.11.2020	13.11.2030	5.98	11.96	12.32	3,388,248	3,688,447	3,633,421
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	7.12.2020	9.12.2020	9.11.2022	6.96	13.92	14.40	1,324,013	1,599,993	1,616,168
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	7.12.2020	9.12.2020	1.10.2025	6.60	13.21	13.64	1,411,960	2,139,844	2,140,124
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	8.12.2020	9.12.2020	13.11.2030	6.39	12.78	13.19	2,579,308	3,506,049	3,311,220
2020 Total							66,586,179	67,132,808	67,557,848

Source: Ministry of Treasury and Finance

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	4.01.2021	6.01.2021	9.11.2022	7.26	14.51	15.04	4,740,332	4,104,583	4,150,634
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	4.01.2021	6.01.2021	1.10.2025	6.50	13.00	13.42	4,950,821	4,979,707	5,065,357
10 Year Semi Annual Coupon G. Bond (3598 days) (r-o)	5.01.2021	6.01.2021	13.11.2030	6.39	12.78	13.19	5,794,743	7,094,525	6,765,709
10 Year Semi Annual Coupon G. Bond (3556 days) (r-o)	15.02.2021	17.02.2021	13.11.2030	6.32	12.64	13.04	6,018,185	5,221,153	5,087,657
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	16.02.2021	17.02.2021	9.11.2022	7.23	14.47	14.99	2,141,344	1,692,947	1,741,009
5 Year Semi Annual Coupon G. Bond (1687 days) (r-o)	16.02.2021	17.02.2021	1.10.2025	6.54	13.07	13.50	3,418,302	3,551,961	3,656,893
10 Year Semi Annual Coupon G. Bond (3528 days) (r-o)	15.03.2021	17.03.2021	13.11.2030	6.91	13.82	14.29	2,759,504	2,943,248	2,720,415
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	16.03.2021	17.03.2021	9.11.2022	7.94	15.87	16.50	2,561,514	2,022,283	2,062,364
5 Year Semi Annual Coupon G. Bond (1659 days) (r-o)	16.03.2021	17.03.2021	1.10.2025	7.51	15.01	15.57	3,614,731	3,130,745	3,061,580
5 Year Semi Annual Coupon G. Bond (791 days) (r-o)	12.04.2021	14.04.2021	14.06.2023	9.09	18.19	19.02	3,464,621	4,925,353	5,012,583
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	19.04.2021	21.04.2021	9.11.2022	8.62	17.24	17.98	2,863,489	2,136,368	2,173,178
5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	20.04.2021	21.04.2021	1.10.2025	8.91	17.83	18.62	2,962,462	8,743,308	7,417,114
2 Year Semi Annual Coupon G. Bond (623 days) (r-o)	3.05.2021	5.05.2021	18.01.2023	8.68	17.36	18.11	2,911,957	1,402,246	1,347,405
5 Year Semi Annual Coupon G. Bond (1589 days) (r-o)	24.05.2021	26.05.2021	1.10.2025	9.04	18.09	18.90	2,949,713	4,219,988	3,610,282
2 Year Semi Annual Coupon G. Bond (532 days) (r-o)	25.05.2021	26.05.2021	9.11.2022	8.90	17.8	18.59	897,486	715,542	684,637
5 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	7.06.2021	9.06.2021	1.10.2025	9.26	18.52	19.38	4,972,914	7,612,936	6,470,629
2 Year Semi Annual Coupon G. Bond (721 days) (r-o)	22.06.2021	23.06.2021	14.06.2023	8.93	17.87	18.66	2,324,614	3,471,689	3,388,961
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	12.07.2021	14.07.2021	14.06.2023	9.04	18.08	18.90	3,718,119	4,285,686	4,210,995

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi Annual Coupon G. Bond (3395 days) (r-o)	26.07.2021	28.07.2021	13.11.2030	8.48	16.96	17.68	3,586,206	6,739,619	5,238,976
5 Year Semi Annual Coupon G. Bond (791 days) (r-o)	16.08.2021	18.08.2021	18.10.2023	9.00	18.00	18.81	5,373,931	5,612,362	6,180,602
10 Year Semi Annual Coupon G. Bond (3374 days) (r-o)	17.08.2021	18.08.2021	13.11.2030	8.39	16.78	17.48	2,749,315	2,614,685	2,069,859
5 Year Semi Annual Coupon G. Bond (1820 days)	7.09.2021	8.09.2021	2.09.2026	8.48	16.96	17.67	4,386,650	6,604,159	6,592,062
2 Year Semi Annual Coupon G. Bond (728 days)	20.09.2021	22.09.2021	20.09.2023	8.67	17.34	18.09	2,366,920	3,581,034	3,573,053
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	5.10.2021	6.10.2021	2.09.2026	9.06	18.12	18.94	4,713,011	4,716,906	4,593,273
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	18.10.2021	20.10.2021	20.09.2023	9.06	18.11	18.93	2,167,073	7,006,238	6,995,655
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	9.11.2021	10.11.2021	2.09.2026	9.29	18.58	19.44	4,157,843	4,221,632	4,121,545
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	23.11.2021	24.11.2021	20.09.2023	9.90	19.79	20.77	2,152,083	1,634,509	1,619,276
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	7.12.2021	8.12.2021	2.09.2026	10.77	21.54	22.70	1,166,795	1,413,522	1,282,334
2 Year Semi Annual Coupon G. Bond (644 days) (r-o)	13.12.2021	15.12.2021	20.09.2023	10.17	20.33	21.36	1,306,481	2,034,767	2,022,536
2021 Total							97,191,159	118,433,701	112,916,573

Source: Ministry of Treasury and Finance

Table 71

Fixed Coupon TL Denominated Treasury Auctions in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1694 days) (r-o)	10.01.2022	12.01.2022	02.09.2026	12.40	24.80	26.34	1,997,414	5,445,916	4,608,011
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.01.2022	26.01.2022	20.09.2023	11.02	22.04	23.25	3,579,194	4,330,423	4,306,051
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	14.02.2022	16.02.2022	20.09.2023	10.09	20.17	21.19	5,666,016	9,481,818	9,765,425
5 Year Semi Annual Coupon G. Bond (1652 days) (r-o)	21.02.2022	23.02.2022	02.09.2026	11.13	22.26	23.49	3,471,378	6,614,666	6,147,603
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	08.03.2022	09.03.2022	20.09.2023	11.97	23.93	25.36	2,777,605	4,640,503	4,623,893
5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	22.03.2022	23.03.2022	02.09.2026	12.92	25.85	27.52	2,007,221	8,232,873	6,396,614
2 Year Semi Annual Coupon G. Bond (728 days)	19.04.2022	20.04.2022	17.04.2024	10.62	21.25	22.37	2,482,913	3,771,894	3,751,485
5 Year Semi Annual Coupon G. Bond (1596 days) (r-o)	19.04.2022	20.04.2022	02.09.2026	11.55	23.11	24.44	2,893,118	4,813,923	4,106,517
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	09.05.2022	11.05.2022	17.04.2024	11.35	22.70	23.99	1,861,520	6,280,435	6,182,209
10 Year Semi Annual Coupon G. Bond (3640 days)	10.05.2022	11.05.2022	28.04.2032	11.31	22.62	23.90	3,349,362	3,649,557	3,489,600

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1561 days) (r-o)	23.05.2022	25.05.2022	02.09.2026	12.83	25.67	27.31	5,208,382	9,095,389	7,405,463
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	06.06.2022	08.06.2022	17.04.2024	12.41	24.82	26.36	2,583,042	5,401,681	5,245,465
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	07.06.2022	08.06.2022	28.04.2032	11.21	22.43	23.69	3,124,238	3,271,109	3,203,818
5 Year Semi Annual Coupon G. Bond (1820 days)	14.06.2022	15.06.2022	09.06.2027	9.29	18.59	19.45	19,926,078	28,243,937	29,687,192
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	04.07.2022	06.07.2022	28.04.2032	9.07	18.13	18.95	7,825,379	13,877,067	16,433,792
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	05.07.2022	06.07.2022	09.06.2027	9.35	18.70	19.57	5,381,797	12,663,429	13,401,710
5 Year Semi Annual Coupon G. Bond (1764 days) (r-o)	08.08.2022	10.08.2022	09.06.2027	8.40	16.81	17.51	11,432,832	15,742,838	17,943,664
2 Year Semi Annual Coupon G. Bond (616 days) (r-o)	09.08.2022	10.08.2022	17.04.2024	10.20	20.40	21.44	2,117,168	5,905,346	6,318,312
10 Year Semi Annual Coupon G. Bond (3542 days) (r-o)	15.08.2022	17.08.2022	28.04.2032	8.07	16.14	16.79	11,071,955	14,339,583	18,866,454
10 Year Semi Annual Coupon G. Bond (3514 days) (r-o)	12.09.2022	14.09.2022	28.04.2032	5.49	10.97	11.27	9,060,116	9,923,052	16,782,271
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	13.09.2022	14.09.2022	17.04.2024	7.07	14.13	14.63	1,997,955	1,239,001	1,459,049

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1820 days)	19.09.2022	21.09.2022	15.09.2027	5.15	10.30	10.56	15,140,214	23,180,839	23,166,262
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	10.10.2022	12.10.2022	15.09.2027	5.23	10.45	10.73	9,903,632	22,760,523	22,743,679
10 Year Semi Annual Coupon G. Bond (3640 days)	24.10.2022	26.10.2022	13.10.2032	5.24	10.49	10.76	6,666,137	19,204,362	19,103,519
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	25.10.2022	26.10.2022	17.04.2024	7.42	14.84	15.39	2,272,359	2,047,919	2,215,580
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	07.11.2022	09.11.2022	13.10.2032	5.86	11.73	12.07	4,880,959	7,217,148	6,689,917
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	22.11.2022	23.11.2022	15.09.2027	4.93	9.87	10.11	7,863,838	19,872,058	20,527,421
2 Year Semi Annual Coupon G. Bond (728 days)	05.12.2022	07.12.2022	04.12.2024	5.40	10.80	11.09	1,669,825	2,170,570	2,113,445
5 Year Semi Annual Coupon G. Bond (1743 days) (r-o)	06.12.2022	07.12.2022	15.09.2027	5.13	10.26	10.52	20,529,876	30,069,586	30,735,906
10 Year Semi Annual Coupon G. Bond (3591 days) (r-o)	12.12.2022	14.12.2022	13.10.2032	5.49	10.97	11.28	5,099,850	7,339,187	7,189,608
2022 Total							183,841,372	310,826,632	324,609,934

Source: Ministry of Treasury and Finance

Table 72

Floating Rate Note Auctions of 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	22.01.2018	24.01.2018	5.06.2024	6.18	12.36	12.74	1,595,401	1,478,292	1,444,973
6 Year Semi Annual Coupon G. Bond (2296 days) (r-o)	20.02.2018	21.02.2018	5.06.2024	6.22	12.45	12.83	1,582,799	2,376,468	2,336,018
6 Year Semi Annual Coupon G. Bond (2177 days) (r-o)	19.06.2018	20.06.2018	5.06.2024	7.86	15.71	16.33	934,259	2,399,651	2,222,916
7 Year Semi Annual Coupon G. Bond (2548 days)	10.07.2018	11.07.2018	2.07.2025	8.71	17.41	18.17	1,585,487	2,832,823	2,611,803
7 Year Semi Annual Coupon G. Bond (2548 days)	14.08.2018	15.08.2018	6.08.2025	10.13	20.27	21.30	1,346,386	1,998,043	1,854,182
7 Year Semi Annual Coupon G. Bond (2422 days) (r-o)	18.12.2018	19.12.2018	6.08.2025	9.74	19.49	20.44	1,288,530	1,479,099	1,507,422
2018 Total							8,332,862	12,564,376	11,977,314

Source: Ministry of Treasury and Finance

Table 73

Floating Rate Note Auctions of 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year Semi Annual Coupon G. Bond (2359 days) (r-o)	18.02.2019	20.02.2019	6.08.2025	9.12	18.24	19.07	1,097,270	2,596,895	2,564,717
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	26.03.2019	27.03.2019	6.08.2025	9.44	18.89	19.78	681,421	1,486,020	1,458,067
6 Year Semi Annual Coupon G. Bond (2275 days) (r-o)	14.05.2019	15.05.2019	6.08.2025	10.17	20.34	21.38	1,638,317	3,202,720	3,062,927
6 Year Semi Annual Coupon G. Bond (2247 days) (r-o)	11.06.2019	12.06.2019	6.08.2025	9.95	19.90	20.89	1,020,010	2,118,461	2,086,832
6 Year Semi Annual Coupon G. Bond (2219 days) (r-o)	9.07.2019	10.07.2019	6.08.2025	9.68	19.36	20.30	2,325,948	2,973,717	3,025,464
6 Year Semi Annual Coupon G. Bond (2177 days) (r-o)	19.08.2019	21.08.2019	6.08.2025	10.88	21.77	22.95	1,766,622	1,235,228	1,234,930
6 Year Semi Annual Coupon G. Bond (2149 days) (r-o)	17.09.2019	18.09.2019	6.08.2025	10.74	21.47	22.63	574,718	994,418	1,019,638
7 Year Semi Annual Coupon G. Bond (2548 days)	12.11.2019	13.11.2019	4.11.2026	7.22	14.44	14.96	2,057,012	3,009,145	2,990,910
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	10.12.2019	11.12.2019	4.11.2026	7.25	14.50	15.03	1,508,978	1,971,209	1,975,035
2019 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 74

Floating Rate Note Auctions of 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	14.01.2020	15.01.2020	4.11.2026	7.17	14.34	14.86	3,443,690	3,523,746	3,602,814
7 Year Semi Annual Coupon G. Bond (2457 days) (r-o)	11.02.2020	12.02.2020	4.11.2026	7.19	14.37	14.89	2,557,553	1,472,390	1,519,521
7 Year Semi Annual Coupon G. Bond (2429 days) (r-o)	10.03.2020	11.03.2020	4.11.2026	7.21	14.41	14.93	2,730,325	2,766,489	2,880,941
3 Year Semi Annual Coupon G. Bond (919 days) (r-o)	27.04.2020	29.04.2020	4.11.2022	7.25	14.50	15.03	3,686,333	4,756,009	5,029,062
7 Year Semi Annual Coupon G. Bond (2548 days)	11.05.2020	13.05.2020	5.05.2027	4.90	9.81	10.05	4,597,425	3,683,529	3,626,880
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	9.06.2020	10.06.2020	5.05.2027	4.95	9.90	10.14	3,494,503	4,668,192	4,609,935
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	6.07.2020	8.07.2020	5.05.2027	4.96	9.93	10.17	3,526,126	4,802,023	4,771,004
7 Year Semi Annual Coupon G. Bond (2443 days) (r-o)	24.08.2020	26.08.2020	5.05.2027	4.97	9.95	10.20	2,502,065	2,343,840	2,356,657
7 Year Semi Annual Coupon G. Bond (2422 days) (r-o)	14.09.2020	16.09.2020	5.05.2027	4.90	9.79	10.03	3,306,710	2,076,138	2,114,815
7 Year Semi Annual Coupon G. Bond (2387 days) (r-o)	20.10.2020	21.10.2020	5.05.2027	4.88	9.77	10.01	2,640,821	2,435,479	2,506,544
7 Year Semi Annual Coupon G. Bond (2548 days)	24.11.2020	25.11.2020	17.11.2027	6.86	13.72	14.19	2,669,259	2,080,318	2,063,571
2020 Total							35,154,810	34,608,154	35,081,744

Source: Ministry of Treasury and Finance

Table 75

Floating Rate Note Auctions of 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year Semi Annual Coupon G. Bond (2506 days) (r-o)	5.01.2021	6.01.2021	17.11.2027	6.95	13.91	14.39	1,984,605	2,360,028	2,358,164
7 Year Semi Annual Coupon G. Bond (2464 days) (r-o)	15.02.2021	17.02.2021	17.11.2027	7.00	13.99	14.48	1,358,121	1,702,271	1,721,421
7 Year Semi Annual Coupon G. Bond (2436 days) (r-o)	15.03.2021	17.03.2021	17.11.2027	7.09	14.18	14.69	1,410,182	1,329,511	1,347,924
7 Year Semi Annual Coupon G. Bond (2401 days) (r-o)	20.04.2021	21.04.2021	17.11.2027	7.28	14.57	15.10	1,210,740	1,782,052	1,803,010
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	25.05.2021	26.05.2021	17.11.2027	8.98	17.95	18.76	1,501,530	1,307,391	1,247,863
7 Year Semi Annual Coupon G. Bond (2352 days) (r-o)	8.06.2021	9.06.2021	17.11.2027	9.10	18.20	19.03	1,511,758	1,106,117	1,052,860
7 Year Semi Annual Coupon G. Bond (2303 days) (r-o)	26.07.2021	28.07.2021	17.11.2027	9.15	18.29	19.13	1,978,485	3,891,763	3,780,307
7 Year Semi Annual Coupon G. Bond (2548 days)	21.09.2021	22.09.2021	13.09.2028	9.40	18.81	19.69	1,846,649	4,820,119	4,675,559
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	19.10.2021	20.10.2021	13.09.2028	9.67	19.33	20.27	1,181,933	2,321,235	2,238,364
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	23.11.2021	24.11.2021	13.09.2028	9.86	19.72	20.69	1,792,146	3,006,293	2,910,151
7 Year Semi Annual Coupon G. Bond (2471 days) (r-o)	7.12.2021	8.12.2021	13.09.2028	10.00	20.01	21.01	1,082,303	2,157,670	2,081,979
2021 Total							16,858,453	25,784,449	25,217,604

Source: Ministry of Treasury and Finance

Table 76

Floating Rate Note Auctions of 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year Semi Annual Coupon G. Bond (2436 days) (r-o)	11.01.2022	12.01.2022	13.09.2028	10.26	20.52	21.57	5,029,073	4,729,764	4,566,533
7 Year Semi Annual Coupon G. Bond (2394 days) (r-o)	21.02.2022	23.02.2022	13.09.2028	10.29	20.57	21.63	6,299,202	7,483,295	7,376,944
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	21.03.2022	23.03.2022	13.09.2028	11.90	23.79	25.21	3,124,862	6,016,906	5,498,075
6 Year Semi Annual Coupon G. Bond (2345 days) (r-o)	12.04.2022	13.04.2022	13.09.2028	11.94	23.89	25.31	4,344,572	7,209,334	6,653,118
6 Year Semi Annual Coupon G. Bond (2317 days) (r-o)	10.05.2022	11.05.2022	13.09.2028	12.02	24.05	25.49	6,860,428	8,328,317	7,780,332
6 Year Semi Annual Coupon G. Bond (2289 days) (r-o)	07.06.2022	08.06.2022	13.09.2028	12.10	24.19	25.66	4,384,566	9,169,847	8,678,079
6 Year Semi Annual Coupon G. Bond (2261 days) (r-o)	04.07.2022	06.07.2022	13.09.2028	12.21	24.41	25.90	3,660,309	3,910,272	3,741,227
6 Year Semi Annual Coupon G. Bond (2226 days) (r-o)	09.08.2022	10.08.2022	13.09.2028	12.24	24.48	25.98	3,760,555	3,567,954	3,483,652
6 Year Semi Annual Coupon G. Bond (2184 days) (r-o)	19.09.2022	21.09.2022	13.09.2028	9.78	19.56	20.52	3,611,000	5,710,802	5,490,021
7 Year Semi Annual Coupon G. Bond (2548 days)	11.10.2022	12.10.2022	03.10.2029	9.90	19.81	20.79	4,325,433	5,524,224	5,154,210
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	08.11.2022	09.11.2022	03.10.2029	9.98	19.95	20.95	7,788,433	7,506,285	7,068,984
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	06.12.2022	07.12.2022	03.10.2029	10.11	20.22	21.25	5,016,232	6,708,649	6,347,787
2022 Total							58,204,665	75,865,650	71,838,962

Source: Ministry of Treasury and Finance

Table 77

CPI Indexed TL Denominated Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year Semi Annual Coupon G. Bond (3640 days)	23.01.2018	24.01.2018	12.01.2028	1.45	2.9	2.92	984,731	1,488,200	1,487,905
10 Year Semi Annual Coupon G. Bond (3619 days) (r-o)	12.02.2018	14.02.2018	12.01.2028	1.47	2.94	2.96	840,830	2,642,955	2,656,011
10 Year Semi Annual Coupon G. Bond (3493 days) (r-o)	18.06.2018	20.06.2018	12.01.2028	1.57	3.15	3.17	1,804,294	3,454,250	3,598,430
10 Year Semi Annual Coupon G. Bond (3640 days)	9.07.2018	11.07.2018	28.06.2028	1.59	3.18	3.2	2,242,275	4,130,172	4,172,544
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	7.08.2018	08.08.2018	28.06.2028	1.79	3.57	3.6	1,521,393	2,114,178	2,106,947
5 Year Semi Annual Coupon G. Bond (1869 days) (r-o)	25.09.2018	26.09.2018	8.11.2023	1.77	3.55	3.58	2,165,752	1,546,901	2,426,344
2018 Total							9,559,276	15,376,656	16,448,182

Source: Ministry of Treasury and Finance

Table 78

CPI Indexed TL Denominated Auctions in 2019

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Semi Annual Coupon G. Bond (1820 days)	15.01.2019	16.01.2019	10.01.2024	2	3.99	4.03	1,240,028	2,406,491	2,429,065
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	19.02.2019	20.02.2019	10.01.2024	1.93	3.86	3.89	3,029,783	4,578,716	4,666,542
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	19.03.2019	20.03.2019	10.01.2024	1.94	3.89	3.92	1,092,134	2,573,185	2,626,911
5 Year Semi Annual Coupon G. Bond (1701 days) (r-o)	13.05.2019	15.05.2019	10.01.2024	2.1	4.21	4.25	1,845,038	3,482,907	3,547,965
5 Year Semi Annual Coupon G. Bond (1820 days)	10.06.2019	12.06.2019	5.06.2024	2.05	4.1	4.15	1,151,335	2,195,484	2,195,154
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	8.07.2019	10.07.2019	5.06.2024	2.07	4.13	4.17	1,097,305	2,551,983	2,590,797
5 Year Semi Annual Coupon G. Bond (1750 days) (r-o)	20.08.2019	21.08.2019	5.06.2024	1.99	3.99	4.03	2,186,648	2,912,844	3,010,126
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	16.09.2019	18.09.2019	5.06.2024	1.98	3.96	4	622,813	904,490	945,825
5 Year Semi Annual Coupon G. Bond (1687 days) (r-o)	22.10.2019	23.10.2019	5.06.2024	1.97	3.93	3.97	752,253	655,732	697,403
5 Year Semi Annual Coupon G. Bond (1820 days)	11.11.2019	13.11.2019	6.11.2024	1.62	3.25	3.27	4,029,245	4,913,017	4,902,262
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	17.12.2019	18.12.2019	6.11.2024	1.46	2.92	2.94	1,833,602	2,223,743	2,297,640
2019 Total							18,880,184	29,398,593	29,909,690

Source: Ministry of Treasury and Finance

Table 79

CPI Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	9.03.2020	11.03.2020	29.01.2025	1.20	2.39	2.41	3,337,927	2,852,469	2,885,104
8 Year Semi Annual Coupon G. Bond (3003 days) (r-o)	6.04.2020	8.04.2020	28.06.2028	1.77	3.55	3.58	3,969,531	3,889,887	4,997,650
3 Year Semi Annual Coupon G. Bond (1106 days) (r-o)	21.04.2020	22.04.2020	3.05.2023	0.99	1.99	1.99	13,056,392	6,176,583	12,370,034
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	5.05.2020	6.05.2020	29.01.2025	1.00	1.99	2.00	4,343,144	4,190,063	4,388,836
8 Year Semi Annual Coupon G. Bond (2968 days) (r-o)	12.05.2020	13.05.2020	28.06.2028	1.24	2.48	2.49	3,817,589	2,601,044	3,632,569
5 Year Semi Annual Coupon G. Bond (1820 days)	23.06.2020	24.06.2020	18.06.2025	0.79	1.58	1.58	5,212,944	3,844,481	3,830,300
5 Year Semi Annual Coupon G. Bond (1806 days) (r-o)	7.07.2020	8.07.2020	18.06.2025	0.77	1.55	1.55	4,670,711	5,703,769	5,722,698
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	11.08.2020	12.08.2020	18.06.2025	0.95	1.89	1.90	2,210,164	1,390,336	1,394,977
2020 Total							44,779,743	35,626,572	44,211,550

Source: Ministry of Treasury and Finance

Table 80

CPI Indexed TL Denominated Auctions in 2021

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	23.02.2021	24.02.2021	7.07.2027	1.19	2.39	2.4	8,750,202	5,057,219	8,491,636
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	1.38	2.76	2.78	3,445,915	2,030,267	3,869,505
4 Year Semi Annual Coupon G. Bond (1519 days) (r-o)	19.04.2021	21.04.2021	18.06.2025	1.43	2.86	2.88	3,296,727	2,939,356	3,184,960
4 Year Semi Annual Coupon G. Bond (1505 days) (r-o)	4.05.2021	5.05.2021	18.06.2025	1.49	2.98	3	4,518,008	4,792,943	5,197,998
10 Year Semi Annual Coupon G. Bond (3640 days)	7.06.2021	9.06.2021	28.05.2031	1.59	3.19	3.21	2,849,191	3,519,749	3,463,462
10 Year Semi Annual Coupon G. Bond (3605 days) (r-o)	13.07.2021	14.07.2021	28.05.2031	1.57	3.15	3.17	6,142,738	7,432,370	7,480,069
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	17.08.2021	18.08.2021	28.05.2031	1.6	3.2	3.23	7,526,662	8,244,577	8,416,235
10 Year Semi Annual Coupon G. Bond (3549 days) (r-o)	7.09.2021	8.09.2021	28.05.2031	1.63	3.27	3.3	3,942,994	4,772,134	4,915,345
4 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	20.09.2021	22.09.2021	14.01.2026	1.49	2.98	3	4,276,347	2,683,169	5,499,125
4 Year Semi Annual Coupon G. Bond (1561 days) (r-o)	5.10.2021	6.10.2021	14.01.2026	1.51	3.02	3.04	6,249,890	4,133,517	8,529,133
9 Year Semi Annual Coupon G. Bond (3451 days) (r-o)	14.12.2021	15.12.2021	28.05.2031	0.13	0.26	0.26	12,668,918	6,021,104	8,301,586
2021 Total							63,667,591	51,626,405	67,349,054

Source: Ministry of Treasury and Finance

Table 81

CPI Indexed TL Denominated Auctions in 2022

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
6 Year Semi Annual Coupon G. Bond (2177 days) (r-o)	24.01.2022	26.01.2022	12.01.2028	-1.29	-2.59	-2.57	29,462,643	7,319,878	18,436,278
3 Year Semi Annual Coupon G. Bond (1218 days) (r-o)	14.02.2022	16.02.2022	18.06.2025	-3.06	-6.12	-6.03	15,164,995	6,315,619	11,658,387
10 Year Semi Annual Coupon G. Bond (3640 days)	22.02.2022	23.02.2022	11.02.2032	-0.34	-0.68	-0.68	21,052,235	7,908,751	8,470,449
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	22.03.2022	23.03.2022	11.02.2032	-1.20	-2.40	-2.38	11,397,189	5,774,570	8,122,738
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	18.04.2022	20.04.2022	11.02.2032	-1.18	-2.37	-2.35	19,166,326	9,444,137	14,031,035
10 Year Semi Annual Coupon G. Bond (3549 days) (r-o)	24.05.2022	25.05.2022	11.02.2032	-1.53	-3.06	-3.04	7,911,506	4,684,783	7,881,066
10 Year Semi Annual Coupon G. Bond (3528 days) (r-o)	14.06.2022	15.06.2022	11.02.2032	-1.17	-2.34	-2.33	4,679,933	1,117,385	1,829,113
10 Year Semi Annual Coupon G. Bond (3507 days) (r-o)	05.07.2022	06.07.2022	11.02.2032	-0.34	-0.67	-0.67	4,483,383	1,383,122	2,004,461
10 Year Semi Annual Coupon G. Bond (3640 days)	16.08.2022	17.08.2022	04.08.2032	-0.29	-0.59	-0.58	10,726,159	1,977,234	2,096,655
10 Year Semi Annual Coupon G. Bond (3605 days) (r-o)	20.09.2022	21.09.2022	04.08.2032	-0.80	-1.60	-1.60	9,624,566	2,241,044	2,731,719
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	25.10.2022	26.10.2022	04.08.2032	-1.55	-3.11	-3.08	7,763,256	3,660,175	5,275,087
10 Year Semi Annual Coupon G. Bond (3542 days) (r-o)	22.11.2022	23.11.2022	04.08.2032	-1.62	-3.24	-3.21	6,861,784	6,094,512	9,099,840
10 Year Semi Annual Coupon G. Bond (3521 days) (r-o)	13.12.2022	14.12.2022	04.08.2032	-1.61	-3.23	-3.20	4,859,477	1,720,551	2,620,589
2022 Total							153,153,452	59,641,760	94,257,417

Source: Ministry of Treasury and Finance

Table 82

TLREF Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2 Year Quarterly Coupon G. Bond (700 days) (r-o)	25.02.2020	26.02.2020	26.01.2022	2.50	9.99	10.37	3,563,100	3,041,114	3,064,659
3 Year Quarterly Coupon G. Bond (1183 days)	24.03.2020	25.03.2020	21.06.2023	2.52	10.10	10.49	2,474,935	3,570,832	3,561,092
3 Year Quarterly Coupon G. Bond (1169 days) (r-o)	7.04.2020	8.04.2020	21.06.2023	2.62	10.47	10.89	4,450,136	6,240,272	6,185,173
3 Year Quarterly Coupon G. Bond (1134 days) (r-o)	12.05.2020	13.05.2020	21.06.2023	2.58	10.31	10.71	6,018,106	5,002,196	5,028,348
3 Year Quarterly Coupon G. Bond (1099 days) (r-o)	16.06.2020	17.06.2020	21.06.2023	2.56	10.24	10.64	3,702,398	3,148,729	3,201,823
4 Year Quarterly Coupon G. Bond (1456 days)	21.07.2020	22.07.2020	17.07.2024	2.57	10.28	10.69	3,013,523	2,846,824	2,820,688
4 Year Quarterly Coupon G. Bond (1435 days) (r-o)	10.08.2020	12.08.2020	17.07.2024	2.61	10.45	10.86	3,367,728	3,255,705	3,227,636
4 Year Quarterly Coupon G. Bond (1400 days) (r-o)	15.09.2020	16.09.2020	17.07.2024	2.53	10.11	10.50	3,565,572	1,857,690	1,879,835
4 Year Quarterly Coupon G. Bond (1379 days) (r-o)	6.10.2020	7.10.2020	17.07.2024	2.52	10.07	10.46	6,388,713	3,699,487	3,769,046
2020 Total							46,290,092	37,332,487	37,421,017

Source: Ministry of Treasury and Finance

Table 83

TLREF Indexed TL Denominated Auctions in 2021

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Quarterly Coupon G. Bond (1820 days)	19.01.2021	20.01.2021	14.01.2026	4.28	17.11	18.24	3,956,151	4,520,687	4,503,744
5 Year Quarterly Coupon G. Bond (1785 days) (r-o)	22.02.2021	24.02.2021	14.01.2026	4.31	17.25	18.4	3,478,453	3,210,029	3,235,248
5 Year Quarterly Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	4.43	17.73	18.94	2,359,746	2,913,439	2,930,918
5 Year Quarterly Coupon G. Bond (1736 days) (r-o)	12.04.2021	14.04.2021	14.01.2026	4.43	17.74	18.95	3,718,680	4,529,700	4,601,412
5 Year Quarterly Coupon G. Bond (1911 days)	24.05.2021	26.05.2021	19.08.2026	4.99	19.95	21.5	5,069,727	5,981,395	5,836,701
5 Year Quarterly Coupon G. Bond (1883 days) (r-o)	22.06.2021	23.06.2021	19.08.2026	5.01	20.06	21.62	5,656,311	5,896,428	5,821,714
5 Year Quarterly Coupon G. Bond (1848 days) (r-o)	27.07.2021	28.07.2021	19.08.2026	5.05	20.2	21.78	5,778,979	6,390,898	6,401,808
5 Year Quarterly Coupon G. Bond (1827 days) (r-o)	16.08.2021	18.08.2021	19.08.2026	5.06	20.22	21.81	5,245,107	5,712,995	5,783,906
2 Year Quarterly Coupon G. Bond (819 days)	6.09.2021	8.09.2021	6.12.2023	4.99	19.96	21.51	5,525,618	4,386,634	4,342,852
2 Year Quarterly Coupon G. Bond (791 days) (r-o)	4.10.2021	6.10.2021	6.12.2023	5.04	20.16	21.73	3,737,066	2,799,724	2,804,207
5 Year Quarterly Coupon G. Bond (1911 days)	18.10.2021	20.10.2021	13.01.2027	5.19	20.76	22.44	1,879,142	1,540,358	1,493,575
5 Year Quarterly Coupon G. Bond (1890 days) (r-o)	9.11.2021	10.11.2021	13.01.2027	5.25	21	22.72	1,446,712	710,821	692,099
2021 Total							47,851,691	48,593,108	48,448,184

Source: Ministry of Treasury and Finance

Table 84

TLREF Indexed TL Denominated Auctions in 2022

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Quarterly Coupon G. Bond (1638 days)	11.01.2022	12.01.2022	08.07.2026	5.47	21.89	23.75	3,601,169	1,957,293	1,853,263
4 Year Quarterly Coupon G. Bond (1596 days) (r-o)	22.02.2022	23.02.2022	08.07.2026	5.61	22.46	24.42	3,433,996	2,219,535	2,120,181
4 Year Quarterly Coupon G. Bond (1568 days) (r-o)	21.03.2022	23.03.2022	08.07.2026	5.65	22.60	24.59	2,452,357	1,445,621	1,399,116
4 Year Quarterly Coupon G. Bond (1274 days)	21.11.2022	23.11.2022	20.05.2026	4.00	16.00	16.99	2,594,312	2,585,935	2,394,528
3 Year Quarterly Coupon G. Bond (1253 days) (r-o)	13.12.2022	14.12.2022	20.05.2026	4.07	16.29	17.31	2,522,625	2,076,903	1,926,135
2022 Total							14,604,458	10,285,287	9,693,223

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2018-2022:

Table 85

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	14.02.2018	12.02.2020	2 years	1,876,205
Lease Certificate—TL—CPI Indexed	Semiannually couponed	13.06.2018	7.06.2023	5 years	436,600
Lease Certificate—TL	Semiannually couponed	26.09.2018	23.09.2020	2 years	1,700,000
Lease Certificate—TL	Semiannually couponed	21.11.2018	18.11.2020	2 years	3,240,870

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 86

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	24.12.2018	21.12.2020	2 years	555,080

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 87

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	13.02.2019	10.02.2021	2 years	1,479,130
Lease Certificate—TL	Semiannually couponed	19.06.2019	16.06.2021	2 years	1,605,960
Lease Certificate—TL	Semiannually couponed	21.08.2019	18.08.2021	2 years	846,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	6.11.2019	30.10.2024	5 years	1,721,400
Lease Certificate—TL	Semiannually couponed	18.12.2019	15.12.2021	2 years	1,948,180

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 88

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	8.02.2019	5.02.2021	2 years	835,000
Lease Certificate—Euro	Semiannually couponed	31.05.2019	29.05.2020	1 years	1,001,950

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 89

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	18.01.2019	15.01.2021	2 years	1,040,100
G.Bond—Euro	Semiannually couponed	15.03.2019	13.03.2020	1 years	916,400
G.Bond—Euro	Semiannually couponed	20.12.2019	17.12.2021	2 years	1,250,000

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 90

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	1,873,585
Bond—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	3,965,075
Bond—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	2,999,925
Bond—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	7,331,160

(1)	In grams

Source: Ministry of Treasury and Finance

Table 91

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	24,172,530
Lease Certificate—Gold	Semiannually couponed	21.06.2019	18.06.2021	2 years	7,969,950
Lease Certificate—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	16,877,190
Lease Certificate—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	12,598,690
Lease Certificate—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	3,004,900

(1)	In grams

Source: Ministry of Treasury and Finance

Table 92

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	29.01.2020	26.01.2022	2 years	2,925,980
Lease Certificate—TL	Semiannually couponed	12.02.2020	9.02.2022	2 years	2,204,680
Lease Certificate—TL	Semiannually couponed	25.03.2020	23.03.2022	2 years	600,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	8.04.2020	2.04.2025	5 years	1,470,000
Lease Certificate—TL	Semiannually couponed	29.04.2020	28.10.2020	6 month	5,705,200
Lease Certificate—TL—CPI Indexed	Semiannually couponed	29.04.2020	25.10.2023	4 years	9,460,100
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.11.2020	6 month	5,353,600
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.05.2022	2 years	6,456,530
Lease Certificate—TL	Semiannually couponed	8.07.2020	6.07.2022	2 years	1,095,920
Lease Certificate—TL	Semiannually couponed	26.08.2020	21.08.2024	4 years	547,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	23.09.2020	17.09.2025	5 years	816,000
Lease Certificate—TL	Semiannually couponed	9.12.2020	3.12.2025	5 years	519,650

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 93

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	28.02.2020	25.02.2022	2 years	1,100,000
Lease Certificate—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	666,403
Lease Certificate—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	160,889
Lease Certificate—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	500,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 94

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	13.03.2020	12.03.2021	1 years	255,710
Lease Certificate—Euro	Semiannually leased	29.05.2020	28.05.2021	1 years	232,754

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 95

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	13.03.2020	12.03.2021	1 years	1,005,500
G.Bond—Euro	Semiannually couponed	29.05.2020	28.05.2021	1 years	1,410,776

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 96

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	683,094
G.Bond—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	2,358,962
G.Bond—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	2,500,000
G.Bond—Dollar	Semiannually couponed	14.08.2020	12.08.2022	2 years	3,000,000
G.Bond—Dollar	Semiannually couponed	28.08.2020	25.08.2023	3 years	3,000,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 97

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	13,608,615
Bond—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	18,081,140
Bond—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	8,663,465
Bond—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	11,089,275
Bond—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	7,061,515
Bond—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	4,139,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 98

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	14,578,740
Lease Certificate—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	7,514,240
Lease Certificate—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	6,738,140
Lease Certificate—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	2,465,610
Lease Certificate—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	5,597,870
Lease Certificate—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	14,210,590

(1)	In grams

Source: Ministry of Treasury and Finance

Table 99

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	10.02.2021	8.02.2023	2 years	1,468,130
Lease Certificate—TL—CPI Indexed	Semiannually couponed	21.04.2021	15.04.2026	5 years	1,361,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	9.06.2021	28.05.2031	10 years	951,250
Lease Certificate—TL	Semiannually couponed	14.07.2021	12.07.2023	2 years	1,143,740
Lease Certificate—TL	Semiannually couponed	18.08.2021	16.08.2023	2 years	921,700
Lease Certificate—TL	Semiannually couponed	22.09.2021	16.09.2026	5 years	725,000
Lease Certificate—TL	Semiannually couponed	20.10.2021	18.10.2023	2 years	1,914,500
Lease Certificate—TL	Semiannually couponed	15.12.2021	13.12.2023	2 years	2,992,530

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 100

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	232,929

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 101

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	5.02.2021	2.02.2024	3 years	697,360
Lease Certificate—Euro	Semiannually leased	28.05.2021	24.05.2024	3 years	365,548

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 102

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	5.02.2021	2.02.2024	3 years	802,640
G.Bond—Euro	Semiannually couponed	28.05.2021	24.05.2024	3 years	994,210

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 103

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	2,267,071

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 104

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	21,021,365
Bond—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,312,180
Bond—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	8,649,535
Bond—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	10,759,930
Bond—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	5,278,475
Bond—Gold	Semiannually couponed	9.07.2021	5.07.2024	3 years	6,646,600
Bond—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	1,389,020

(1)	In grams

Source: Ministry of Treasury and Finance

Table 105

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	27,954,525
Lease Certificate—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,472,375
Lease Certificate—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	9,777,865
Lease Certificate—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	4,462,575
Lease Certificate—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	10,091,290
Lease Certificate—Gold	Semiannually couponed	9.07.2021	5.07.2024	1 years	4,638,690
Lease Certificate—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	10,152,980

(1)	In grams

Source: Ministry of Treasury and Finance

Table 106

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL—CPI Indexed	Semiannually couponed	26.01.2022	20.01.2027	5 years	13,333,320
Lease Certificate—TL	Semiannually couponed	16.02.2022	14.02.2024	2 years	5,561,460
Lease Certificate—TL	Semiannually couponed	23.03.2022	20.03.2024	2 years	4,098,810
Lease Certificate—TL—CPI Indexed	Semiannually couponed	20.04.2022	7.04.2032	10 years	11,064,320
Lease Certificate—TL	Semiannually couponed	11.05.2022	8.05.2024	2 years	2,271,520
Lease Certificate—TL	Semiannually couponed	6.07.2022	23.06.2032	10 years	8,240,030
Lease Certificate—TL	Semiannually couponed	17.08.2022	4.08.2032	10 years	10,290,430
Lease Certificate—TL	Semiannually couponed	14.09.2022	8.09.2027	5 years	19,718,500
Lease Certificate—TL	Semiannually couponed	12.10.2022	6.10.2027	5 years	11,484,000
Lease Certificate—TL	Semiannually couponed	9.11.2022	27.10.2032	10 years	6,892,400

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 107

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	12.08.2022	9.08.2024	2 years	1,578,149

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 108

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	31.01.2022	27.01.2025	3 years	6,147,110
Bond—Gold	Semiannually couponed	25.05.2022	21.05.2025	3 years	8,213,725

(1)	In grams

Source: Ministry of Treasury and Finance

Table 109

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	31.01.2022	27.01.2025	3 years	22,272,080
Lease Certificate—Gold	Semiannually couponed	25.05.2022	21.05.2025	3 years	12,561,875

(1)	In grams

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2018-2022:

Table 110

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	4.04.2018	1.04.2020	2 years	197,341,350
Lease Certificate—Gold	Semiannually couponed	11.04.2018	8.04.2020	2 years	214,832,848
Lease Certificate—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	311,782,044
Lease Certificate—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	389,469,962
Lease Certificate—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	190,660,454
Lease Certificate—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	193,587,511
Lease Certificate—Gold	Semiannually couponed	3.10.2018	30.09.2020	2 years	176,683,422
Lease Certificate—Gold	Semiannually couponed	10.10.2018	7.10.2020	2 years	187,354,798
Lease Certificate—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	185,824,786
Lease Certificate—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	158,065,911
Lease Certificate—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	179,928,005
Lease Certificate—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	100,215,651

(1)	In grams

Source: Ministry of Treasury and Finance

Table 111

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	4.04.2018	1.04.2020	2 years	283,668,789
Bond—Gold	Semiannually couponed	11.04.2018	8.04.2020	2 years	162,201,872
Bond—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	165,038,186
Bond—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	198,298,768
Bond—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	121,757,148
Bond—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	113,318,370
Bond—Gold	Semiannually couponed	3.10.2018	30.09.2020	2 years	115,904,072
Bond—Gold	Semiannually couponed	10.10.2018	7.10.2020	2 years	116,860,393
Bond—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	119,786,056
Bond—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	113,370,137
Bond—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	112,935,126
Bond—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	81,542,700

(1)	In grams

Source: Ministry of Treasury and Finance

Table 112

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	255,000
Lease Certificate—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	1,366,000
Lease Certificate—Euro	Semiannually couponed	3.10.2018	2.10.2019	1 year	2,173,000
Lease Certificate—Euro	Semiannually couponed	10.10.2018	9.10.2019	1 year	2,773,000
Lease Certificate—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	3,918,000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 113

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	837,000
G. Bond—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	2,935,000
G. Bond—Euro	Semiannually couponed	3.10.2018	2.10.2019	1 year	6,243,000
G. Bond—Euro	Semiannually couponed	10.10.2018	9.10.2019	1 year	7,257,000
G. Bond—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	10,659,000
G. Bond—Euro	Semiannually couponed	28.12.2018	27.12.2019	1 year	94,628.000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 114

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—USD	Semiannually couponed	28.12.2018	27.12.2019	1 year	98,516,000

(1)	USD denominated

Source: Ministry of Treasury and Finance

Table 115

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	90,186,847
Lease Certificate—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	93,694,296
Lease Certificate—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	97,949,448
Lease Certificate—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	64,562,801
Lease Certificate—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	86,378,972

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	77,337,883
Lease Certificate—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	46,783,064
Lease Certificate—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	75,773,676
Lease Certificate—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	85,166,810
Lease Certificate—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	131,977,409

(1)	In grams

Source: Ministry of Treasury and Finance

Table 116

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	88,825,857
Bond—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	56,424,855
Bond—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	47,757,178
Bond—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	42,729,266
Bond—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	61,762,044
Bond—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	59,127,577
Bond—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	59,133,585
Bond—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	61,107,055
Bond—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	86,267,570
Bond—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	109,542,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 117

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—Euro	Semiannually couponed	15.01.2019	27.12.2019	1 year	19,719,422
G. Bond—Euro	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,642,141
G. Bond—Euro	Semiannually couponed	29.01.2019	27.12.2019	1 year	34,554,854
G. Bond—Euro	Semiannually couponed	5.02.2019	27.12.2019	1 year	41,949,123

(1)	In Euros

Source: Ministry of Treasury and Finance

Table 118

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—USD	Semiannually couponed	15.01.2019	27.12.2019	1 year	20,607,723
G. Bond—USD	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,611,070
G. Bond—USD	Semiannually couponed	29.01.2019	27.12.2019	1 year	27,621,888
G. Bond—USD	Semiannually couponed	5.02.2019	27.12.2019	1 year	23,240,275

(1)	In USD

Source: Ministry of Treasury and Finance

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has gradually declined to 18.2% as of the end of 2021 and to 12.7% as of the end of 2022.

The following table presents Türkiye’s central government domestic debt at the end of the years indicated:

Table 119

Central Government Domestic Debt

(in millions of Turkish Lira)	2018	2019	2020	2021	2022
Total Domestic Debt	586,142	755,052	1,060,354	1,321,189	1,905,331
Cash	586,097	716,478	983,869	1,226,449	1,742,028
Bonds	580,601	700,995	983,869	1,216,530	1,723,132
Bills	5,495	15,483	0	9,920	18,896
Non-Cash	45	38,574	76,485	94,740	163,303
Bonds	45	35,796	76,485	94,740	163,303
Bills	0	2,778	0	0	0

Source: Ministry of Treasury and Finance

The following table presents Türkiye’s central government domestic debt service at the end of the years indicated:

Table 120

Domestic Debt Service (1)

(in millions of Turkish Lira)	2018	2019	2020	2021	2022
Total Domestic Debt Service	123,761	159,506	313,907	440,999	482,758
Principal	73,558	86,600	218,159	315,116	276,863
Interest	50,203	72,906	95,748	125,883	205,895

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on June 27, 2023, Türkiye’s gross external debt increased from U.S.$425.8 billion in 2018 to U.S.$458.7 billion in 2022.

The external debt to GDP ratio was 53.4% at the end of 2018, and the ratio decreased to 50.7% in 2022. The public sector external debt to GDP ratio increased from 18.0% in 2018 to 20.6% in 2022 and private sector debt to GDP decreased from 34.7% in 2018 to 26.4% in 2022, while the Central Bank’s external debt to GDP increased from 0.7% in 2018 to 3.6% in 2022.

With respect to the maturity composition of the gross external debt, short-term external debt increased by 60.2% (from U.S.$93.1 billion to U.S.$149.1 billion) while long-term external debt decreased by 6.9% (from U.S.$332.7 billion to U.S.$309.6 billion) from 2018 to 2022. At the end of 2018, the share of the short and long-term external debt to total external debt was 21.9% and 78.1%, and realized as 32.5% and 67.5%, respectively, in 2022. From 2018 to 2022, the external debt of the public sector and the private sector increased by 30.5% (from U.S.$143.2 billion to U.S.$.186.9 billion) and decreased 13.6% (from U.S.$276.7 billion to U.S.$239.1 billion), respectively, while the external debt of CBRT increased by 454.4% (from U.S.$5.9 billion to U.S.$32.8 billion). The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 40.7%, 7.1% and 52.1%, respectively, as of the end of 2022.

At the end of 2022, Treasury-guaranteed external debt stock was U.S.$15.9 billion, representing an increase of approximately U.S.$2.1 billion compared to the end of 2018.

The Treasury issued 18 U.S. dollar denominated eurobonds with total size of U.S.$33.75 billion, 4 U.S. dollar denominated lease certificates with total size of U.S.$10.00 billion, and 3 euro denominated eurobonds with total size of €4.25 billion in the international capital markets between 2018-2022.

The following tables provide information as to the public and private share of external debt stock of Türkiye for the periods indicated:

Table 121. Gross Outstanding External Debt of Türkiye (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2018	2019	2020	2021	2022
TOTAL	425,786	413,854	429,177	437,281	458,699
SHORT TERM (2)	93,098	95,989	111,729	118,740	149,111
PUBLIC SECTOR	20,828	23,444	24,892	22,219	28,895
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	20,828	23,444	24,892	22,219	28,895
Banks	20,828	23,444	24,892	22,219	28,895
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	0	0	0	0
SOE’s	0	0	0	0	0
Other	0	0	0	0	0
CBRT	5,914	8,452	21,344	26,052	32,790
Dresdner Bank Scheme	5,914	8,452	21,344	26,052	32,790
Other	0	0	0	0	0
PRIVATE SECTOR	66,356	64,093	65,493	70,469	87,426
FINANCIAL INSTITUTIONS	33,243	29,857	31,944	27,816	34,047
Banks	31,513	28,813	30,804	26,940	33,374
Non-Banking Institutions	1,730	1,044	1,140	876	673
NON-FINANCIAL INSTITUTIONS	33,113	34,236	33,549	42,653	53,379
LONG TERM	332,688	317,865	317,448	318,541	309,588
PUBLIC SECTOR	122,391	137,501	153,771	158,320	157,956

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2018	2019	2020	2021	2022
GENERAL GOVERNMENT	94,525	99,753	106,586	113,665	117,510
Central Government	91,245	96,443	102,317	109,732	113,650
Local Administrations	3,279	3,310	4,269	3,933	3,860
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	26,398	35,516	34,551	32,206	27,488
Banks	26,398	34,396	33,324	30,792	26,155
Non-Banking Institutions	0	1,120	1,227	1,414	1,333
NON-FINANCIAL INSTITUTIONS	1,468	2,233	12,634	12,449	12,958
SOE’s	1,468	2,044	2,348	2,815	3,631
Other (4)	0	189	10,286	9,634	9,327
CBRT	0	0	0	0	0
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	0	0	0	0	0
NGTA	0	0	0	0	0
PRIVATE SECTOR (5)	210,297	180,363	163,677	160,221	151,631
FINANCIAL INSTITUTIONS	105,916	79,408	73,291	66,569	55,548
Banks	88,165	66,336	63,364	57,867	46,164
Non-Banking Institutions	17,750	13,072	9,927	8,702	9,384
NON-FINANCIAL INSTITUTIONS	104,382	100,955	90,386	93,652	96,084

GROSS EXTERNAL DEBT - by LENDER (Million $)	2018	2019	2020	2021	2022
TOTAL	425,786	413,854	429,177	437,281	458,699
LOAN	93,098	95,989	111,729	118,740	149,111
SHORT TERM	92,921	95,777	111,190	118,284	148,345
PRIVATE CREDITORS	49,217	46,579	62,729	60,666	74,324
MONETARY INSTITUTIONS	43,704	49,198	48,461	57,618	74,021
NONMONETARY INSTITUTIONS	78	145	75	23	90
OFFICIAL CREDITORS	99	67	464	433	676
LONG TERM	332,688	317,865	317,448	318,541	309,588
PRIVATE CREDITORS	157,783	140,395	134,966	133,661	130,404
MONETARY INSTITUTIONS	146,877	129,951	124,903	124,619	120,708
NONBANK FINANCIAL INSTITUTIONS	16,898	17,117	17,838	18,919	19,207
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	94,242	79,450	74,586	72,760	71,792
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	35,737	33,383	32,478	32,939	29,709
NONMONETARY INSTITUTIONS	10,906	10,444	10,063	9,043	9,696
OFFICIAL CREDITORS	57,944	57,543	57,958	59,280	57,848
GOVERNMENTAL ORGANIZATIONS	17,590	19,620	18,997	17,237	17,375
PUBLIC FINANCE INSTUTITIONS	2,931	5,017	4,465	2,917	4,290
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	41	29	23	15	10
OFFICIAL DEVELOPMENT BANKS	14,619	14,574	14,509	14,305	13,075
MULTILATERAL ORGANIZATIONS	40,354	37,923	38,962	42,042	40,474
IMF-INTERNATIONAL MONETARY FUND	1,334	1,326	1,386	7,587	7,238
IMF SDR ALLOCATION	1,334	1,326	1,386	7,587	7,238
IBRD	11,800	11,420	11,977	11,220	11,219
OTHER MULTILATERAL INST.	27,220	25,177	25,599	23,235	22,017
BONDS (6)	117,061	119,994	124,988	126,033	122,012
SHORT TERM	99	67	464	433	676
LONG TERM	116,962	119,927	124,524	125,600	121,336

(1)	Provisional.
(2)	Source: CBRT.

(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Source : MoTF, CBRT

The following tables present the relationship of Türkiye’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 122. Currency Composition of Outstanding External Debt (1) (2)

%	2018	2019	2020	2021	2022
TOTAL	100	100	100	100	100
CHF	0.2	0.3	0.3	0.3	0.2
ECU/EUR	32.7	31.8	31.2	29.5	28.8
GBP	0.3	0.4	0.4	0.4	0.7
JPY	2.1	2.2	2.2	1.6	1.2
SDR	0.3	0.3	0.3	1.7	1.6
USD	57.2	57.9	56.0	58.2	57.9
TL	6.1	5.4	5.2	3.2	4.1
Other	1.0	1.7	4.3	5.1	5.5

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Source : MoTF, CBRT

Table 123. Debt Ratios(1)

	2018	2019	2020	2021	2022
DOD / GDP (%)
Total	53.4	54.5	59.8	54.2	50.7
Short Term	11.7	12.6	15.6	14.7	16.5
Long Term	41.7	41.9	44.3	39.5	34.2
Public Sector	18.0	21.2	24.9	22.4	20.6
Central Bank	0.7	1.1	3.0	3.2	3.6
Private Sector	34.7	32.2	32.0	28.6	26.4
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	240.3	228.9	253.0	194.2	180.5
EXTERNAL DEBT SERVICE / GDP	10.1	10.9	9.7	9.1	7.3
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	45.7	45.8	41.1	32.7	25.8
PRIVATE SECTOR/ EXPORTS (FOB)	156.2	135.2	135.1	102.4	94.0
INTEREST / GDP	1.4	1.6	1.6	1.4	1.2
INTEREST / EXPORTS (FOB)	6.5	6.8	6.8	5.2	4.4
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	21.8	25.5	21.8	25.4	28.1
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	99.9	110.1	83.8	93.6	86.3
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	17.1	19.0	11.7	16.6	18.1
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	78.3	81.9	44.8	61.2	55.6
CBRT RESERVES (GROSS) / IMPORTS (CIF)	31.5	37.4	22.8	26.8	22.8
CBRT RESERVES (NET) / IMPORTS (CIF)	40.2	50.2	42.6	41.0	35.4
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-27.6	13.7	-63.7	-9.9	-58.4
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-21.7	10.2	-34.1	-6.5	-37.6
CURRENT ACCOUNT BALANCE / GDP	-2.5	1.4	-4.4	-0.9	-5.3

(1)	Provisional.

Source : MoTF, CBRT, TURKSTAT

Table 124. External Debt Service(1) (2)

(Million $)	2018	2019	2020	2021	2022
Total External Debt Service	80,901	82,870	69,680	73,560	65,649
Principal	69,344	70,527	58,210	61,945	54,470
Interest	11,557	12,343	11,470	11,615	11,179

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2023)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Türkiye (disbursed and undisbursed) is set forth below for the periods indicated:

Table 125. Total External Debt Service Projections (1) (2) (3)

(Million $)	2023 (May-December)	2024	2025	2026	2027	2028+	TOTAL
GROSS TOTAL	48,059	54,986	48,452	45,179	33,432	161,915	392,022
PUBLIC SECTOR	15,382	24,515	28,382	23,937	19,830	92,840	204,886
PRINCIPAL	10,290	16,957	21,685	18,366	15,131	67,186	149,614
INTEREST	5,092	7,558	6,698	5,572	4,699	25,654	55,272
PRIVATE SECTOR	32,677	30,471	20,070	21,242	13,602	69,075	187,136
PRINCIPAL	29,338	26,572	16,589	17,651	10,814	55,537	156,502
INTEREST	3,338	3,899	3,480	3,591	2,788	13,538	30,634

(1)	Provisional.
(2)	Cross rates based on April 30, 2023.
(3)

Repayments regarding Non-Guaranteed Trade Arrears (NGTA), deposits within CBRT,short term private sector trade credits, short term private bank deposits and private sector bank loans with maturity less than 180 days are excluded.

Source: MoTF, CBRT

The following table presents Türkiye’s central government external debt issued between January 1, 2018 and December 31, 2022:

Table 126. Central Government External Debt of Türkiye (as of December 31, 2022)

Central Government External Debt Of Türkiye (as of December 31, 2022)
(issued between January 1, 2018 and December 31, 2022)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				46.281
Govermental Organizations	Various (15-June-2021 - 6-Oct-2022)	USD	Various (3 - 5)	1.250
Monetary Institutions	Various (9-Jan-2018 - 7-Nov-2022)	USD-EUR	Various (3 - 30)	45.031
Loan				3.431
Govermental Organizations	Various (17-Apr-2019 - 15-Apr-2021)	EUR	Various (10 - 40)	522
Monetary Institutions	Various (17-Aug-2021 - 17-Dec-2021)	EUR	Various (10 - 18)	1.005
International Organizations	Various (1-Mar-2018 - 4-July-2022)	USD-EUR	Various (6 - 30)	1.904

Total				49.712

Source: MoTF

The following table presents Türkiye’s Treasury Repayment Guaranteed external debt provided between January 1, 2017 and December 31, 2022:

Table 127. External Debt of Türkiye (Treasury Repayment Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
16.05.2018	EUR	49,068,664.64	29.85	EURIBOR6MD	1.25
11.06.2018	USD	306,540,694.52	22.45	LIUSD6MD	1.20
07.06.2018	USD	400,000,000.00	28.87	LIUSD6MD	0.87
27.06.2018	USD	300,640,694.52	21.82	LIUSD6MD	1.15
28.09.2018	USD	174,993,252.38	15.06	LIUSD6MD	0.90
18.12.2018	EUR	25,011,363.67	07.01	EURIBOR6MD	2.60
27.12.2018	USD	132,844,880.00	12.23	LIUSD6MD	3.20
08.03.2019	USD	246,912,786.63	11.99	LIUSD6MD	0.52
10.07.2019	EUR	34,493,144.65	29.87	EURIBOR6MD	1.45
11.09.2019	USD	153,846,154.62	08.49	LIUSD6MD	2.30
18.10.2019	EUR	82,537,500.00	05.04	EURIBOR6MD	3.25
10.12.2019	USD	200,000,000.00	16.19	LIUSD6MD	1.15
30.12.2019	EUR	165,075,000.00	03.52		2.80
06.05.2020	USD	100,000,000.00	10.12	LIUSD6MD	1.95
01.06.2020	EUR	227,022,145.00	24.80	EURIBOR6MD	1.19
26.06.2020	EUR	365,916,250.00	10.01	EURIBOR6MD	2.44
30.07.2020	USD	200,000,000.00	04.21	LIUSD6MD	0.75
17.08.2020	USD	300,000,000.00	03.66	LIUSD6MD	0.75
09.09.2020	USD	120,625,000.00	24.61	LIUSD6MD	1.20
09.09.2020	USD	138,625,000.00	22.49	LIUSD6MD	1.40
01.12.2020	EUR	146,932,112.74	12.96	EURIBOR6MD	0.60
08.03.2021	USD	298,419,653.39	10.24	LIUSD6MD	0.80
16.03.2021	EUR	0,000.00	02.02	EURIBOR6MD	2.25
17.03.2021	EUR	12,808,045.44	28.85	EURIBOR6MD	1.55
29.03.2021	USD	139,000,000.00	12.00	LIUSD6MD	1.93
15.04.2021	USD	300,000,000.00	15.00	LIUSD6MD	1.00
20.05.2021	EUR	132,060,000.00	10.01	EURIBOR6MD	1.61
26.05.2021	USD	250,000,000.00	04.48	LIUSD6MD	0.65
20.08.2021	JPY	66,992,991.46	25.02	LIJPY6MD	0.95
08.11.2021	USD	100,000,000.00	14.28	LIUSD6MD	0.60
06.12.2021	EUR	5,502,500.00	25.17	EURIBOR6MD	2.10
21.12.2021	USD	375,000.00	27.84	LIUSD6MD	1.23
28.12.2021	USD	98,927,975.27	08.25	LIUSD6MD	2.20
10.02.2022	USD	127,075,056.71	12.01	SOFR6M TERM	2.26
01.06.2022	EUR	1,017,962,500.00	03.01	EURIBOR3MD	5.35
30.12.2022	EUR	2,586,175.00	29.31	EURIBOR6MD	1.18
01.12.2022	USD	30,000,000.00	14.88	SOFR6M COMP	0.60
13.12.2022	EUR	27,512,500.00	07.10	EURIBOR6MD	0.28

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management.

Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities (Treasury debt assumption commitments, Treasury repayment guarantees and on-lent loans) of the state. An Internal Credit Rating Model has been developed in order to manage credit risk arising from explicit contingent liabilities. This model, which has been in use since 2007, takes into account the performance and financial data of the institutions that have guaranteed debt and receivables stock against the Ministry of Treasury and Finance. In this context, the model’s outputs are used to determine and implement tools such as annual Treasury repayment guarantee and on-lent limit, guarantee and on-lent fee, and Risk Account allowance that are used to reduce risks arising from contingent liabilities. In 2009, the revenues of the Risk Account, which was established in 2003 to ensure fiscal discipline, reached a level sufficient to cover the undertaken amounts. As a result, no budgetary appropriations have been used for the Risk Account since 2009. Possible effects of risks that the Ministry of Treasury and Finance is exposed to within the scope of contingent liabilities on debt stock, debt sustainability and fiscal discipline are measured, monitored and reported regularly by various risk management tools and scenario analyses as part of the risk management.

Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. Under this system, risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 and updated regularly to keep critical processes under control and ensure sustainability. In 2020, the ISO 9001 Quality Management System became operational in the General Directorate of Public Finance for better internal management and improved efficiency.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2023-2025:

•	To borrow mainly in Turkish Lira and to decrease the share of domestic debt stock denominated in foreign currency;

•	To borrow in foreign currencies besides U.S. Dollars, if possible, in international markets for market diversification;

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To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

As a result of borrowing policies based on strategic benchmarks and prudent fiscal policies, especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio to foreign exchange, interest rate and liquidity risks has been reduced. The EU-defined general government debt-to-GDP ratio, which was 71.5% in 2002, declined to 31.7% in 2022.